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2012 Annual Report

Notice of Annual Meeting and Proxy Statement

Staples is the world's largest office products company and second largest Internet retailer. For 26 years, Staples has served the needs of business customers, and its vision is to provide every product businesses need to succeed. Through its world-class retail, online and delivery capabilities, Staples offers office supplies, technology products and services, facilities and breakroom supplies, furniture, copy & print services and a wide range of other product categories. With thousands of associates worldwide dedicated to making it easy for businesses of all sizes, Staples operates throughout North and South America, Europe, Asia, Australia and New Zealand. The company is headquartered outside Boston. More information about Staples (Nasdaq: SPLS) is available at staples.com/media.



Revenues ($B)
$22.7
$23.8
$24.1
$24.7
$24.4
2008
2009
2010
2011
2012



Revenue Mix
19%
20%
20%
20%
18%
30%
32%
32%
32%
33%
51%
48%
48%
48%
49%
2008
2009
2010
2011
2012
North American Stores and Online
North American Commercial
International Operations



Diluted Earnings Per Share
From Continuing Operations[1]
$1.29
$1.16
$1.28
$1.37
$1.39
2008
2009
2010
2011
2012



Cash Flow Generation ($M)
Operating Cash Flow
$1,686
$378
$1,308
$2,084
$313
$1,771
$1,446
$409
$1,037
$1,576
$384
$1,192
$1,219
$349
$870
2008
2009
2010
2011
2012
Free Cash Flow
Capital Expenditures



Dividends Per Share
$0.33
$0.33
$0.36
$0.40
$0.44
2008
2009
2010
2011
2012



Stores Open at Fiscal Year End
2,218
2,243
2,281
2,295
2,215
2008
2009
2010
2011
2012

1 – 2008 excludes $173.5 million ($0.16 per share) of charges related to integration and restructuring associated with Corporate Express. 2009 excludes $84.2 million ($0.08 per share) of charges related to integration and restructuring associated with Corporate Express, and a $42.0 million ($0.04 per share) charge related to the settlement of wage and hour class action litigation. 2010 excludes $57.8 million ($0.06 per share) of charges related to integration and restructuring associated with Corporate Express. 2011 excludes a $20.8 million ($0.03 per share) tax refund. 2012 excludes $1.1 billion ($1.63 per share) of charges related to the impairment of goodwill and other assets, restructuring charges, a loss on the early extinguishment of debt, charges related to the termination of a joint venture agreement in India, and accelerated tradename amortization. Staples adjusts its operating results for such matters to provide a more meaningful measure of our normalized operating performance and to assist with comparing prior periods and recognizing trends.

Please see the "Financial Measures & Other Data" section of the Investor Information portion of staples.com for further information.



Fellow Shareholders,

During 2012, Staples achieved sales of $24 billion, healthy margins, and solid free cash flow. We also remained committed to returning excess cash to our shareholders and returned $743 million through dividends and share repurchases. While our results were stable, they came in short of our expectations. We're not satisfied and we have to do better.

Today, businesses of all sizes continue to rely on Staples, just as they have for decades. However, what businesses need from us and how they buy from us have changed. Customers that once only needed paper, ink and toner now need tablets, smartphones, services, and expertise to help them succeed. Customers that once only shopped in our stores now want the convenience of mobile shopping and fast delivery.

At Staples, we see enormous opportunities in these changing customer needs. Over the past year, we've been working hard to identify our best growth opportunities and build a strategic plan to aggressively pursue them. The result is a simple vision: Every product your business needs to succeed.

During 2012, we announced several significant changes to accelerate growth, reshape our business, and better meet the needs of our customers. Our growth plans include four key priorities. First, we're expanding our assortment with new categories and building a marketplace to establish Staples as the single-source product authority for businesses. This growth priority is in response to feedback from our customers, who tell us they wish Staples offered more products. Facilities and Breakroom is a great example of our ability to drive rapid growth in a category beyond office supplies. A few years ago, we expanded our offering, lowered our prices, and invested in training. As a result, we drove double-digit growth and generated $1.8 billion of global sales in this category during 2012.

Our second priority is to accelerate growth in our online business. Staples is already one of the world's largest Internet retailers with over $10 billion of annual online sales, giving us a strong foundation to build on. We've significantly increased investment in this area over the past few years. We've improved the functionality and user experience of our website, evolved our digital marketing strategies, and lowered prices in key categories to drive demand. In 2012, we also launched an eCommerce innovation center in Cambridge, Massachusetts with a team focused on developing and enhancing our eCommerce and mobile commerce capabilities.

Third, customers have told us they want increased flexibility and consistency. We have already launched many omni-channel capabilities, including in-store kiosks, an award-winning mobile website, a website customized for tablets, and the ability to pick up online orders in our stores. But we're going much further, and much faster. A few months ago, we combined our North American Retail segment and Staples.com to reorganize around our customers and create a seamless experience that will allow them to shop how and when they want.

Fourth, we're accelerating the growth of product-related services. Copy & Print and Technology Services are great examples where we're building critical mass. Over the past few years, we've taken action to differentiate our service offering. We've remodeled stores, invested in training and quality, added a Copy & Print sales force, expanded our assortment, and simplified our technology services offering. As a result, we've achieved sustainable top-line growth in both of these high-margin businesses. To build on our momentum, we're improving cross-channel coordination, better aligning around our customers, and increasing investment to accelerate growth.

At the same time, we're funding our growth by reshaping our business and reducing costs. During 2012, we went through a rigorous cost reduction analysis and built a plan to achieve $250 million in annual pre-tax savings by 2015. Our biggest opportunities to drive savings are in areas like product costs, indirect procurement, store operations and supply chain, and we've already started to aggressively go after these opportunities. We made progress on our plan to reduce retail square footage in North America by 15 percent. We restructured our European operations in 2012 by closing 15 percent of our stores, significantly reducing headcount, and announcing plans to sell our European Printings Systems business. We also successfully raised $1 billion of debt at very favorable interest rates and used the proceeds to pay off over $600 million of high-interest debt.

Our vision is powerful because it's based on things that Staples is already doing well. We have deep relationships with more than 10 million business customers who trust the Staples brand. We have significant buying power and decades of product expertise, including our Staples brand offering. We have world-class delivery capabilities that provide next-day delivery to 98 percent of North America, an expansive retail network, and a strong online presence. We have healthy cash flows to invest in growth. And most importantly, we have a world-class team of talented associates dedicated to serving our customers. I'm looking forward to 2013, and I'm energized by the opportunities ahead of us.

In closing, I would like to thank our customers, suppliers, and other stakeholders for their continued trust in Staples. I'd also like to thank our Board of Directors for its strong leadership and support and to recognize Mike Miles, who recently left our company after 10 years of outstanding service. I'm also pleased that we are nominating Raul Vazquez to join our Board of Directors. Raul, Chief Executive Officer of Progreso Financiero, previously served as the head of global eCommerce at Walmart and brings a wealth of online and retail industry knowledge. Finally, I'd like to thank our associates for their hard work and commitment during 2012 and for going above and beyond to meet the needs of our customers every day.



Ron Sargent
Chairman of the Board and Chief Executive Officer
April 2013

Received [illegible]

APR 26 2013

Washington, DC 20549

SUMMARY OF 2012 STAPLES SOUL ACCOMPLISHMENTS

Staples Soul recognizes the close connection between our success and our ability to make a positive impact on our customers, our associates and the planet. We believe Staples Soul helps to make us an employer and neighbor of choice, differentiates our brand and allows us to grow profitably and responsibly.

In this summary, we've provided a snapshot of the progress we've made in all four of the Staples Soul pillars in 2012 — **community, ethics, diversity,** and **environment.** To learn more about Staples Soul, please visit www.staples.com/soul.

COMMUNITY

Staples is dedicated to providing education and job skills opportunities to communities where our customers and associates live and work. We contribute through large-scale initiatives as well as local, grassroots programs that promote goodwill and build strong community ties globally.

Progress update:

- Donated more than $14.6 million to non-profit organizations around the world through Staples Foundation, corporate charitable giving programs, in-kind donations and cause marketing efforts.
- Launched the 2 Million & Change program which enabled associates globally to direct more than $2.1 million to 470 organizations they personally care about and support.
- Led three successful school supply drives in U.S., Canadian and Portuguese stores, generating more than $2 million in school supplies for local youth in-need.
- Enabled Boys & Girls Clubs of America to increase their number of Torch Club programs to 1,892 serving 22,627 youth.
- Piloted an associate Recognition and Rewards program in five countries to allow associates to recognize each other's performance and give selected associates the opportunity to donate to a charity of their choice through Staples Foundation.
- Associates participated in community volunteering events in 16 countries and raised money for local organizations through fitness fundraisers in 12 countries.

ETHICS

At Staples, doing right is just as important as doing well. We know that a strong foundation of ethics and governance is comprised of both a clear and comprehensive Code of Ethics (the "Code") and conduct which demonstrates an uncompromising commitment to that Code. Both are essential to build the trust of our customers, investors and other stakeholders. That's why we hold all Staples associates, from the boardroom to the store floor to the supply chain, to the highest standards of honesty, fairness and integrity.

Progress update:

- Created and launched online Ethics and Compliance Community (internal online site), providing associates with a single destination to access policies, training and resources.
- Revised and streamlined ethics and compliance training to ensure that associates have easy access to all of their required training.

- Provided live training to business units both within and outside the United States to help ensure that associates are familiar with relevant laws and company policies.
- Continued to implement the Staples Supplier Code of Conduct, which is designed to ensure that workers making Staples brand products are treated fairly, with dignity and respect, and that our suppliers operate in an ethical and environmentally sustainable manner. We audit every factory that supplies Staples brand products if they are located in a designated "at risk" country for compliance to our Code. In 2012 we completed 291 Social Accountability factory audits at 230 factories.

DIVERSITY

Staples' commitment to diversity and inclusion stems from our recognition that being a successful company requires people with rich backgrounds and diverse perspectives. We know that differences in age, race, gender, nationality, sexual orientation, physical ability, background and thinking style allow us to be more innovative as a company. We believe that attracting, developing and retaining an associate base that reflects the diversity of our customers is essential to our success. Our diverse workforce and network of suppliers strengthens relationships with our customers and gives us the flexibility to adapt to the ever-changing global marketplace. At Staples, we recognize that, at every level, the best performance will come from people who understand and appreciate this commitment.

Progress Update:

- Proudly grew our Associate Resource Group (ARG) network from eight chapters to twelve. Added two Women Who Lead ARGs – one in Ontario, Canada and the other in Orlando, Florida. Also added a Young Professionals ARG in Lincolnshire, Illinois and an HOLA chapter in Southern California. In addition, associates across our diverse organization are now able to connect into the ARG chapters through our intranet's community pages. Our groups continue to provide members with a collective voice, a formal community, a sense of empowerment and decision-making, deeper engagement in the company, a focus on commonalities and a forum to celebrate differences. Staples ARGs are key business partners that support our commitment to global inclusion and diversity.
- Created an online Inclusion & Diversity awareness workshop that will be used in new hire on-boarding and as a resource for Human Resources professionals throughout the organization.
- Ran a successful Mentoring Campaign to gather support and participants for a Global Mentoring Program that will have a strong emphasis on ensuring racial/ethnic underrepresented minorities are partnered with associates that can support and assist in their development and career progression.
- Held 3rd Annual Business Woman of the Year contest in Australia and New Zealand. This competition is intended to recognize and appreciate the talented women at Staples who positively impact our company, our customers and our communities.
- In 2012, Staples spent over $303 million with small and diverse vendors and the Staples Supplier Diversity program continued to engage with diverse suppliers, organizations and the larger community in several ways. In Australia, Staples partnered with Indigenous-owned businesses and offered diversity products to corporate and government customers.
- Our Diverse Mentorship Program, now in its third year of existence, promotes professional and business development among diverse business enterprises. Currently, the Staples Legal Department is partnered with a minority-owned law firm in a mentoring relationship,

while Contract Marketing organization is helping a local woman owned marketing consulting firm get to the next level of growth.

- Staples Treasury continued to utilize a minority-owned securities firm for the implementation of our share repurchasing program.
- In 2012 Staples Australia launched our second Reconciliation Action Plan and our Indigenous Employment Strategy. The strategy is about finding and creating opportunities to introduce Aboriginal and Torres Strait Islander people into real vacancies and encourages applications for genuine permanent positions.

ENVIRONMENT

At Staples, our vision is to generate business and environmental benefits — for ourselves, our customers and our communities — by leading the way in sustainable business practices. We're working to achieve this vision through a continued focus on sourcing more sustainable products; improving our offering of recycling and other green services; maximizing our energy efficiency and renewable energy use to reduce our climate impacts; and eliminating waste.

In 2012, we continued to make progress towards our global sustainability goals. Highlights of contributing accomplishments include:

- Globally, we offer more than 10,000 products and counting with environmental attributes in our stores and online. Staples' own eco-conscious product line—Sustainable Earth Brand—was launched across Europe and in Australia in 2012.
- In North America, we recycled nearly 75 million ink and toner cartridges, and more than 19 million pounds of technology waste, for our customers. In 2012, Staples Advantage and Staples Business Delivery in Canada expanded its customer recycling program in select provinces to include technology recycling.
- We are actively rolling out right-size packaging technology in the US and Europe. In the US, the Smart-size technology has been launched at 50% of our distribution centers, and reduces average cardboard use by more than 15% and air pillow use by 60%. In Europe, we have 12 active Jivaro machines across France, Germany, Italy, the Netherlands, Spain, Sweden and the UK.
- In the US, we sourced more than 75% of our electricity from renewable sources last year, and increased our renewable electricity credit and direct renewable power purchases to 100% for 2013 (636,000,000 kWh). To date, 34 of our US locations host solar power arrays, which produced nearly 15 million of kWh of renewable power in 2012. In 2012, Staples UK completed a brand new solar panel installation at its Corby Distribution Centre.
- At the end of 2012, we had 513 Energy Star qualified facilities in the US, easily surpassing our goal to attain 500 by the end of the year. These facilities use 35% less energy than non-qualified facilities.
- Staples has obtained ISO14001 certification in China, adding to existing certifications across Australia and New Zealand, Canada, Denmark, Finland, France, Germany, the Netherlands, Norway, Portugal, Sweden, and the UK. We now have 107 facilities with certified environmental management systems.
- In the US, we had 53 all-electric trucks making deliveries to our customers. The use of these trucks eliminated the use of more than 37,000 gallons of diesel fuel, and more than 400 tons of on-road carbon emissions. Additionally, Staples UK has formed a partnership

with TNT in the UK, providing access to 50 of their electric delivery trucks, with one vehicle entirely dedicated to Staples operations.

- In the UK, Staples was awarded the Carbon Trust Standard, a mark of excellence publicly recognizing carbon emission reduction efforts. These efforts resulted in an 11.1% reduction in carbon emissions from the previous year.
- In 2012, Staples Canada donated 20 computer labs valued at $25,000 each to environmentally responsible schools across Canada through its Recycle for Education Computer Lab Contest. Staples Advantage Canada also contributed $25,000 to non-profit Evergreen's school ground greening program in 2012 – $1 for every Staples Sustainable Earth Brand remanufactured toner cartridge purchased by our customers. And in Australia, Staples awarded $75,000 to 17 schools and community groups across the country to undertake educational environment projects.

SOUL RECOGNITION

Thanks to the collaborative effort of our leadership team and our associates globally to drive progress across all of our Soul pillars, several organizations recognized Staples in 2012 for excellence in corporate responsibility.

- For the ninth consecutive year, selected as a component of the Dow Jones Sustainability Indexes (DJSI) for 2012/2013.
- Ranked #2 among retailers and #10 overall in the Newsweek Green Rankings for 2012, which ranks the environmental efforts of the largest 500 companies in the U.S.
- Named one of the 2012 Top 50 Companies for Diverse Managers to Work by Diversity MBA.
- Included on CR Magazine's 100 Best Corporate Citizens 2012 list.
- For the third straight year, earned 100% score on the Human Rights Campaign's Corporate Equality Index
- EPA Green Power Partner recognition: ranked #4 among all retailers, #6 among Fortune 500 companies and #6 in the U.S. (as of January 2013).
- In 2012, Selected as EPA ENERGY STAR® Partner of the Year for Energy Management for second year in a row.
- Selected as finalist for the 2012 Platts Global Energy Awards, in the Corporate Social Responsibility category.
- Staples Australia received a 2012 Australian Business Award for Environmental Sustainability. This award recognizes organizations that implement policies and/or execute initiatives that demonstrate leadership and commitment to the enhancement, preservation and protection of the environment.
- Shortlisted for the European Office Products Industry CSR Award for the third consecutive year in recognition of our comprehensive CSR offering.
- For the third year in a row, Staples Advantage in Canada was awarded the prestigious Community Leadership Award of Excellence from the Canadian Office Products Association (COPA). Staples was recognized for exhibiting leadership, initiative, creativity, dedication and commitment to making a difference in the community.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

Notice of Annual Meeting of Stockholders to be held
on June 3, 2013

The Annual Meeting of Stockholders of Staples, Inc. will be held at Marlowe Hotel, 25 Edwin H. Land Blvd., Cambridge, Massachusetts on June 3, 2013 at 4:00 p.m., local time, to consider and act upon the following matters:

(1) To elect thirteen members of the Board of Directors to hold office until the next Annual Meeting of Stockholders or until their respective successors have been elected or appointed.

(2) To approve, on an advisory basis, named executive officer compensation.

(3) To ratify the selection by the Audit Committee of Ernst & Young LLP as Staples' independent registered public accounting firm for the current fiscal year.

(4) To act on two stockholder proposals, if properly presented.

(5) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on April 8, 2013 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,



Michael T. Williams

Framingham, Massachusetts
April 12, 2013

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE SUBMIT YOUR PROXY (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. FOR SPECIFIC INSTRUCTIONS, PLEASE REFER TO THE QUESTIONS AND ANSWERS BEGINNING ON THE FIRST PAGE OF THE PROXY STATEMENT AND THE INSTRUCTIONS ON THE PROXY CARD RELATING TO THE ANNUAL MEETING.

"STREET NAME" HOLDERS WHO PLAN TO ATTEND THE MEETING WILL NEED TO BRING A COPY OF A BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP IN STAPLES, INC. AS OF THE RECORD DATE.

This page intentionally left blank.

STAPLES, INC.
500 Staples Drive
Framingham, Massachusetts 01702

PROXY STATEMENT

For the Annual Meeting of Stockholders on June 3, 2013

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Staples, Inc. ("we," "Staples" or the "Company") for use at the Annual Meeting of Stockholders ("2013 Annual Meeting" or the "Annual Meeting") to be held on June 3, 2013 beginning at 4:00 p.m., local time, at Marlowe Hotel, 25 Edwin H. Land Blvd., Cambridge, Massachusetts and at any adjournment or postponement of that meeting. On or about April 24, 2013, we are either mailing or providing notice and electronic delivery of these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the "2012 fiscal year") and other information required by the rules of the Securities and Exchange Commission (the "2012 Annual Report").

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

For the Annual Meeting of Stockholders on June 3, 2013

This proxy statement and our 2012 Annual Report are available for viewing, printing and downloading at *www.proxyvote.com.*

You may request a copy of the materials relating to our annual meeting, including the proxy statement, form of proxy for our 2013 Annual Meeting and the 2012 Annual Report, at *www.proxyvote.com,* or by sending an email to our Investor Relations department at *investor@staples.com* or by calling (800) 468-7751.

INFORMATION ABOUT THE ANNUAL MEETING, VOTING AND OTHER STOCKHOLDER MATTERS

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting, including:

- to elect thirteen directors;
- to approve, on an advisory basis, named executive officer compensation;
- to ratify our independent registered public accounting firm; and
- to consider two stockholder proposals, if properly presented.

Stockholders may also consider such other business as may properly come before the meeting.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, April 8, 2013, are entitled to receive notice of the Annual Meeting and to vote their shares of our common stock at the meeting, or any postponement or adjournment of the meeting. Holders of shares of our common stock are entitled to one vote per share and all votes will be confidential.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (through a bank, broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership in Staples as of the record date to be allowed into the meeting. You may obtain directions to the location of our 2013 Annual Meeting by writing, emailing or calling our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of a majority of the shares of our common stock outstanding on the record date will constitute a quorum, permitting business to be conducted at the meeting. As of the record date, 668,499,635 shares of our common stock were outstanding and entitled to vote. Proxies that are received and marked as abstentions and broker non-votes (where a broker or nominee does not exercise discretionary authority to vote on a matter) will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card from your bank, broker or other nominee for the Annual Meeting. If you received a notice of Internet availability of proxy materials, the notice will contain instructions on how to access and review the proxy materials online and how to obtain a paper or electronic copy of the materials, which will include the proxy statement, the 2012 Annual Report and a proxy card or voting instruction card, as well as instructions on how to vote either at our Annual Meeting, over the Internet, by telephone or by mail.

If you are a stockholder as of the record date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting. If you complete, sign and return your proxy card, it will be voted as you direct. If the shares you own are held in "street name" that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares.

What if I sign and return my proxy or instruction form but do not provide voting instructions?

If no choice is specified on a signed proxy card, the persons named as proxies will vote:

- "FOR" the election of all director nominees (and any substitute nominees selected by our Board if any present nominees should withdraw);
- "FOR" the approval, on an advisory basis, of named executive officer compensation;
- "FOR" the ratification of Ernst &Young as our independent registered public accounting firm;
- "AGAINST" the stockholder proposals; and
- On any other matters properly brought before the Annual Meeting, in accordance with the best judgment of the named proxies.

If the shares you own are held in "street name" as noted above, under applicable stock exchange rules, if you do not give instructions to your bank, broker or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of "non-discretionary" items, the shares that do not receive voting instructions will be treated as "broker non-votes." The only item at the 2013 Annual Meeting that is "discretionary" is the ratification of Ernst &Young as our independent registered public accounting firm. The other items are "non-discretionary."

Can I submit a proxy over the Internet or by telephone?

If you are a registered stockholder (meaning you hold your stock in your own name), you may submit a proxy over the Internet by following the instructions at *www.proxyvote.com* or by telephone by calling (800) 690-6903. Proxy submissions over the Internet or by telephone are valid under Delaware law. If your shares are held in "street name," you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

Can I change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a stockholder at any time before it is exercised at the Annual Meeting by delivering to our Corporate Secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

What is the vote required to approve each matter?

Election of Directors. A nominee will be elected as a director at the Annual Meeting if the votes cast "for" such nominee exceed the votes cast "against" such nominee, as long as the only director nominees are those individuals set forth in this proxy statement.

Named Executive Officer Compensation. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve the named executive officer compensation. This proposal is an advisory vote and is non-binding. Although no action is required to be taken, even if approved by a majority of votes cast, our Compensation Committee of our Board of Directors considers the results of the voting in making future compensation decisions for our named executive officers.

Independent Registered Public Accounting Firm. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required for the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. This proposal is non-binding.

Non-Binding Stockholder Proposals. The affirmative vote of the holders of shares of our common stock representing a majority of the votes cast on the matter is required to approve each of the non-binding stockholder proposals. Because each of the stockholder proposals are non-binding resolutions, we will not be required to take the requested action if a proposal is approved; however, we will reevaluate our recommendation if such proposal is approved.

A "majority of votes cast" means the number of "FOR" votes exceeds the number of "AGAINST" votes. Therefore, a proxy marked "Abstain" with respect to any proposal will not have any effect on the outcome of the vote on that proposal and, similarly, broker non-votes will not be counted as votes cast with respect to such proposal and therefore will have no effect on the outcome of the vote on that proposal.

Are there other matters to be voted on at the meeting?

As of the date of this proxy statement, our Board does not know of any other matters which may come before the meeting, other than the matters described in this proxy statement and the deadline under our bylaws for submission of matters by stockholders has passed. Should any other matter requiring a vote of our stockholders arise and be properly presented at the Annual Meeting, the proxy for the Annual Meeting confers upon the persons named in the proxy and designated to vote the shares discretionary authority to vote, or otherwise act, with respect to any such matter in accordance with their best judgment.

Our Board encourages stockholders to attend the Annual Meeting. Whether or not you plan to attend, you are urged to submit your proxy. Prompt response will greatly facilitate arrangements for the meeting and your cooperation is appreciated. Stockholders who attend the Annual Meeting may vote their stock personally even though they have sent in their proxies. If you hold your shares in street name, you must request a legal proxy from your bank, broker or nominee if you would like to vote at the Annual Meeting.

Solicitation

All costs of soliciting proxies on behalf of the Board will be borne by Staples. D.F. King & Co., Inc. has been retained to assist in soliciting proxies at a fee of $13,000, plus expenses. We also have engaged Broadridge Investor Communication Solutions to serve as the inspector of elections and to assist us with planning and organizational matters, along with certain ministerial services, in connection with the proxy solicitation process at a cost of approximately $5,000. In addition to solicitations by mail, our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, electronic communication and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their related out-of-pocket expenses.

Stockholder Proposals

Other than the stockholder proposals set forth in this proxy statement, we did not receive any other stockholder proposals or nominations for director candidates that must be presented at our 2013 Annual Meeting. The proposals were received prior to December 24, 2012, the deadline for stockholders who wished to present proposals and wanted such proposals to be included in the proxy materials. In accordance with our by-laws, in order for a stockholder to present a proposal or nominate a director candidate for election at our 2013 Annual Meeting but not have such proposal included in the proxy materials, the stockholder must have provided us with advance written notice by March 6, 2013. If a stockholder gives us notice of a proposal or nomination after the March 6, 2013 deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the 2013 Annual Meeting.

Stockholders who intend to present proposals at our 2014 Annual Meeting and want us to include such proposals in our proxy materials relating to that meeting should contact our Corporate Secretary. Such proposals must be received at our principal corporate offices at 500 Staples Drive, Framingham, Massachusetts 01702 not later than December 26, 2013 and must be in compliance with applicable laws and Rule 14a-8 under the Securities Exchange Act of 1934 in order to be considered for possible inclusion in the proxy statement and form of proxy for our 2014 Annual Meeting.

If a stockholder wishes to present a proposal or nominate a director candidate for election at our 2014 Annual Meeting and the proposal or nomination is not intended to be included in our proxy statement for such meeting, the stockholder must give us advance notice and provide the information required by our by-laws, including but not limited to, information regarding the identity of the stockholder or beneficial owner, their holdings in Staples securities, agreements or compensation relating to such nomination or matter, and any derivatives or other arrangements to mitigate risk or change voting power. If a stockholder gives notice of such a proposal or nomination after the applicable deadline, the stockholder will not be permitted to present the proposal or nomination to the stockholders for a vote at the meeting. For our 2014 Annual Meeting, our Corporate Secretary generally must receive such a notice at 500 Staples Drive, Framingham, Massachusetts 01702 not later than 90 days and no earlier than 120 days prior to the first anniversary of our 2013 Annual Meeting. However, if the date of our 2014 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be received no earlier than 120 days prior to the 2014 Annual Meeting and not later than the later of (i) the 90th day prior to the 2014 Annual Meeting and (ii) the tenth day following the day on which public announcement of the date of the 2014 Annual Meeting is made or notice for the 2014 Annual Meeting was mailed, whichever occurs first.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our proxy statement, annual report or notice of Internet availability of proxy materials may be sent to multiple stockholders in a household, which helps us reduce our printing costs and postage fees and helps the environment by conserving natural resources. However, we will promptly deliver a separate copy of these documents to you if you write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751. If you want to receive separate copies of the proxy statement, annual report or notice of Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, email or phone number.

Electronic Delivery of Stockholder Communications

If you received a hard copy of your Annual Meeting materials by mail, we encourage you to conserve natural resources, as well as help us reduce our printing and mailing costs, by **signing up to receive or access your stockholder communications via e-mail.** To sign up for electronic delivery or access, visit *www.proxyvote.com*. Your electronic delivery or access enrollment will be effective until you cancel it, which you may do at any time by following the procedures described at the website listed above. If you have questions about electronic delivery or access, please write, email or call our Investor Relations department at 500 Staples Drive, Framingham, Massachusetts 01702, email: *investor@staples.com*, or telephone: (800) 468-7751.

Securities and Exchange Commission Filings

We file annual, quarterly and current reports, as well as other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document that we file with the SEC at its Internet website at www.sec.gov or at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. If you would like to receive a copy of our Annual Report on Form 10-K for our 2012 fiscal year, or any of the exhibits listed therein, please call or submit a request in writing to Investor Relations, Staples, Inc., 500 Staples Drive, Framingham, MA 01702, telephone (800) 468-7751, and we will provide you with the Annual Report without charge.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth the beneficial ownership of our common stock held as of April 8, 2013 by each person who is known by us based on schedule 13G filings to beneficially own more than 5% of the outstanding shares of our common stock, and as of April 8, 2013 by (1) each current director and nominee for director; (2) each of the named executive officers listed in the Summary Compensation Table included elsewhere in this proxy statement; and (3) by all current directors and executive officers as a group:

Name of beneficial owner	Number of Shares beneficially owned (1)		Number of shares acquirable within 60 days (2)	Percentage of common stock beneficially owned (3)
5% Stockholders [4]				
BlackRock, Inc. [5] 40 East 52nd Street New York, NY100222	56,637,268		—	8.47%
FMR, LLC [6] 82 Devonshire Street Boston, MA 02109	43,906,028		—	6.57%
Pzena Investment Management, LLC [7] 120 West 45th Street, 20th Floor New York, NY 10036	39,176,664		—	5.86%
Directors, Nominees for Director and Named Executive Officers				
Basil L. Anderson	202,440	(8)	91,367	*
Arthur M. Blank	139,585		118,367	*
Joseph G. Doody	439,749		864,975	*
Drew G. Faust	32,635		—	*
Justin King	44,487		82,367	*
Christine T. Komola	107,957	(9)	150,940	*
John J. Mahoney	277,673		2,046,194	*
Carol Meyrowitz	55,718		77,867	*
Michael A. Miles, Jr.	515,238		1,904,267	*
Rowland T. Moriarty	442,841	(10)	136,367	*
Robert C. Nakasone	334,641	(11)	158,867	*
Demos Parneros	473,894	(12)	939,975	*
Ronald L. Sargent	2,343,113	(13)	4,193,447	*
Elizabeth A. Smith	52,351		41,954	*
Robert E. Sulentic	97,060	(14)	82,367	*
Raul Vazquez	—		—	*
Vijay Vishwanath	59,310		86,867	*
Paul F. Walsh	210,757	(15)	158,867	*
All current directors and executive officers as a group (21 persons)	**5,940,500**		**11,135,055**	**2.51%**

*Less than 1%

(1) Each person listed has sole investment and/or voting power with respect to the shares indicated, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. Amounts listed in this column do not reflect shares issuable upon the exercise of stock options available on April 8, 2013 or within 60 days thereafter.
(2) Reflects shares issuable upon the exercise of stock options available on April 8, 2013 or within 60 days thereafter.
(3) Number of shares deemed outstanding includes 668,499,635 shares of our common stock outstanding as of April 8, 2013 and any options for shares that are exercisable by such beneficial owner on April 8, 2013 or within 60 days thereafter.
(4) Ownership percentages were obtained from Schedule 13G filings and reflect the number of shares of common stock held as of December 31, 2012.

(5) As set forth in a Schedule 13G filed on January 30, 2013, BlackRock, Inc. had, as of December 31, 2012, sole dispositive power and sole voting power with respect to all of the shares.
(6) As set forth in a Schedule 13G filed on February 14, 2013, FMR, LLC had, as of December 31, 2012, sole dispositive power and sole voting power with respect to all of the shares.
(7) As set forth in a Schedule 13G filed on February 7, 2013, Pzena Investment Management, LLC had, as of December 31, 2012, sole dispositive power and sole voting power with respect to all of the shares.
(8) Includes 12,000 shares owned by Mr. Anderson's wife.
(9) Includes 14,028 shares owned by the John A. Komola Trust and 67,001 shares owned by the Christine T. Komola Trust.
(10) Includes 25,235 shares owned by Dr. Moriarty's children, of which Dr. Moriarty disclaims beneficial ownership and 200,000 shares owned by Movex, LLC, which is owned by two Moriarty family trusts.
(11) Includes 165,085 shares owned by the Robert C. Nakasone Trust and 98,814 shares owned by Nakasone Capital LLC.
(12) Includes 337,974 shares owned by the Demos Parneros Revocable Trust and 2,717 shares that may be distributed from a 401(k) plan account.
(13) Includes 43,577 shares owned by Sargent Family LLC, 758,964 shares owned by the Ronald L. Sargent Revocable Trust, 19,313 shares owned by the Jill Sargent Irrevocable Trust, 19,313 shares owned by the Ronald L. Sargent Irrevocable Trust, 619,174 shares owned by Sargent Partners LLC and 138,825 shares owned by Ronald L. Sargent 2011 Grantor Retained Annuity Trust. Includes 5,506 shares owned by the Sargent Family Foundation of which Mr. Sargent disclaims beneficial ownership. Also includes 2,817 shares that may be distributed from a 401(k) plan account.
(14) Includes 300 shares held by Mr. Sulentic's daughter.
(15) Includes 247 shares held by Paul F. Walsh, IRA and 171,787 shares held by the Walsh Family Trust.

CORPORATE GOVERNANCE

Highlights

We are committed to following best practices of corporate governance that are in the best interests of our business and all of our stockholders. We believe we have been on the leading edge in our efforts to reach out to stockholders to discuss their views, and we believe that we have a consistent track record of listening and being thoughtfully responsive to feedback. Over the years, after considering best practices, governance trends and stockholder input, we pro-actively adopted many important governance initiatives, such as majority voting, an enhanced political contributions policy, a compensation recoupment policy and Staples Soul, which reflects our commitment to a number of important policies relating to ethics, community, the environment and diversity.

Corporate Governance Outreach Program

We have been conducting a formal corporate governance outreach program for many years. In the fall, we solicit feedback from our institutional investors, labor unions, pension funds, corporate social responsibility investors and proxy advisory groups to hear their perspectives on various governance matters, our executive compensation program, sustainability and other matters of interest to our stockholders. In the spring, we may also engage in conversations to discuss matters on the agenda for the annual meeting. In 2012, we approached stockholders representing approximately 50% of our shares and engaged in a constructive dialogue with stockholders representing more than 30% of our shares to learn about their concerns and hear their perspectives. The results were shared with our Nominating and Corporate Governance Committee and Compensation Committee, as well as with the entire Board of Directors. We believe that the outreach program is very beneficial to our understanding of the issues that are important to our stockholders and also highlights for us stockholders' divergent opinions.

Recent Corporate Governance Enhancements

- **Changes to our Executive Compensation Program.** To focus our executives on the key priorities of our strategic plan, our Compensation Committee made significant changes to our compensation program for fiscal 2013. These changes include increasing the percentage of compensation that is performance-based or "at risk," re-tooling the goals to prioritize sales growth, incorporating a relative TSR performance measure and, overall, streamlining the long term incentive program into a single element of performance shares. These changes, which align with feedback we received from our stockholders, are discussed in more detail in the "Compensation Discussion & Analysis" section of this proxy statement.
- **Stockholder Action by Written Consent.** In 2012, we amended our certificate of incorporation to allow stockholders to act by majority written consent. The amendment represented a thoughtful response to the votes of stockholders at our 2010 and 2011 annual meetings in favor of a stockholder proposal requesting this right, and incorporates valuable stockholder input, including on appropriate procedural safeguards, received in the course of our corporate governance outreach program.

- **Enhanced Disclosures Under our Political Contributions Policy**. In response to increasing general interest in corporate political activities, our Board proactively revised our political contributions policy in 2012 from reporting solely on monetary political contributions from corporate funds to also providing disclosures of the amounts attributed to political activities of our material trade associations and our lobbying activities.
- **Chief Culture Officer**. In our ongoing commitment to responsible corporate citizenship, Staples created a new role of Chief Culture Officer in 2012. This individual is tasked to drive improved associate engagement and to coordinate Staples' approach to corporate responsibility. The person will also champion our approach to ethics, environmental sustainability, community relations, and diversity and inclusion. In addition, our Chief Culture Officer serves as President of the Staples Foundation, our non-profit philanthropic organization.

You can learn more about our current corporate governance principles and review our Corporate Governance Guidelines ("Guidelines"), committee charters, Corporate Political Contributions and Government Activity Policy Statement, Code of Ethics and other significant policies at *www.staples.com* in the Corporate Governance section of the Investor Information portion of our website. We comply with the corporate governance requirements imposed by the Sarbanes-Oxley Act, SEC and NASDAQ Stock Market. We will continue to modify our policies and practices to meet ongoing developments in this area. While we have discussed many features of our corporate governance principles in other sections of this proxy statement, some of the highlights are:

Stockholder Features

- **Annual Election of Directors.** Our directors are elected annually for a term of office to expire at the next annual meeting (subject to the election and qualification of their successors).
- **Majority Voting.** Under our by-laws, in uncontested elections, our directors are elected if the votes cast "for" the director's election exceed the votes cast "against" the director's election. If an incumbent director in an uncontested election does not receive the required number of votes "for" his or her election, our Guidelines provide that such incumbent director must tender his or her resignation from our Board.
- **No Stockholder Rights Plan.** We do not currently have a stockholder rights plan in effect. Our Board has adopted a stockholder rights plan policy under which we will adopt a stockholder rights plan only if the plan has been approved by stockholders either in advance or within 12 months of its adoption by our Board.
- **No Supermajority Provisions in our Certificate of Incorporation.** We have no supermajority voting requirements under our certificate of incorporation.
- **Right of Stockholders to Call Special Meetings.** Our by-laws provide that stockholders who own in the aggregate 25% or more of our outstanding stock may call special meetings.
- **Majority Written Consent.** As described above, our stockholders now have the right to act by majority written consent.

Board Features

- **Independent Board.** Our Board is comprised of all independent directors, except for our Chief Executive Officer ("CEO").
- **Annual Review of Board Leadership Structure.** As described in more detail below, every year our Board evaluates its leadership structure and based on a recommendation from the Nominating and Corporate Governance Committee determines whether there should be an independent Chairperson of the Board or an independent Lead Director.
- **Strong Lead Director Role.** Among many other responsibilities, our independent Lead Director ensures that independent directors meet in executive sessions, coordinates the annual performance review of our CEO, and works with the Chairperson of the Board to establish the agenda for each Board meeting. Additional information about the responsibilities of our independent Lead Director can be found under the section of this proxy statement called "Board Leadership Structure".
- **CEO Evaluation.** Every year the independent Board members participate in our CEO's evaluation. The evaluation is done in executive sessions, without him being present. It is led by our independent Lead Director and the Chair of the Nominating and Corporate Governance Committee. The evaluation is also used by the Compensation Committee in determining compensation for the CEO.
- **Succession Planning Process**. As required by our Corporate Governance Guidelines, our Nominating and Corporate Governance Committee continually reviews succession planning as it relates to the CEO. To assist in this process, the CEO prepares an annual report on succession planning for himself and other key senior leadership positions. The report is part of a proactive enterprise wide annual talent management process. In addition, on a continuing basis, the CEO is required to provide recommendations regarding his successors should he become disabled. Periodically, the Nominating and Corporate Governance Committee also engages consultants for succession planning strategy and to identify external candidates.

- **Independent Board Committees.** All members of our Audit, Compensation, Finance and Nominating and Corporate Governance Committees are independent directors, and none of such members receives compensation from us other than for service on our Board of Directors or its committees.
- **Committee Authority to Retain Independent Advisors.** Each of the Audit, Compensation, Finance and Nominating and Corporate Governance Committees has the authority to retain independent advisors, with all fees and expenses to be paid by Staples.
- **Audit Committee Policies and Procedures.** Under its charter, the Audit Committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act) to be provided by our independent registered public accounting firm. In conjunction with the Audit Committee, we have adopted policies prohibiting (1) executive officers from retaining our independent registered public accounting firm to provide personal accounting or tax services and (2) Staples, without first obtaining the Audit Committee's approval, from filling an officer level position in the finance department with a person who was previously employed by our independent registered public accounting firm.

Compensation Features

- **Independent Compensation Consultant**. The Compensation Committee's charter provides that they will not engage any compensation advisor that performs other services for the Company. In March 2013, the Compensation Committee performed a conflicts of interest assessment of our compensation consultant and no conflict of interest was identified.
- **Recoupment Policy.** We have a recoupment policy whereby we provide for forfeiture and recovery of undeserved cash, equity and severance compensation from an employee who engages in harmful or unethical behavior such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of our Code of Ethics or breach of employee agreements.
- **Stock Ownership Guidelines.** Our stock ownership guidelines require our non-employee directors to own a minimum level of equity in Staples worth at least five times the annual Board cash retainer (currently $75,000), or $375,000. These guidelines also require minimum equity ownership levels for the named executive officers listed in this proxy statement, including our CEO, who must own equity in Staples worth at least five times his annual salary.

Other Features

- **Social Accountability.** Staples remains committed to responsible corporate conduct. Through our Code of Ethics and ongoing communications and training programs, we make it easy for associates around the world to understand what they need to know and do to make sound decisions in the best interests of our company and stockholders. Additionally, our Supplier Code of Conduct requires that certain suppliers comply with Staples' expectation in the areas of labor rights, safety, environmental and ethical standards. We also monitor certain of our suppliers with social accountability audits and also have a team of associates in China overseeing the screening, monitoring and auditing of some of these suppliers.
- **Environmental Responsibility**. Staples continues to lead the way in sustainable business practices. We continue to collaborate with our suppliers in our "Race to the Top" initiative to develop packaging changes in our private label products to reduce the size and types of materials used and increase the use of recycled and recyclable materials. The EPA recently awarded Staples with a Climate Leadership Award for its Excellence in Greenhouse Gas Management.

Director Independence

Our Board of Directors, in consultation with our Nominating and Corporate Governance Committee, determines which of our directors, including new nominees, are independent. Our Guidelines provide that directors are "independent" if they (1) meet the definition of "independent director" under the NASDAQ listing standards (subject to any further qualifications required of specific committee members under the NASDAQ listing standards) and (2) in our Board's judgment, do not have a relationship with Staples that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Nominating and Corporate Governance Committee reviews the standards for independence set forth in our Guidelines periodically and recommends changes as appropriate for consideration and approval by our Board.

In accordance with our Guidelines, our Board has determined that all of our directors and our new nominee are independent except Mr. Sargent, who is employed as our CEO. In determining independence, our Board considered all the available relevant facts and circumstances, including the following:

- Neither we nor any of our subsidiaries has employed or otherwise compensated the independent directors or new nominee other than for service on our Board and its committees during the past three years.

- We have not employed or otherwise compensated any family members (within the meaning of the NASDAQ listing standards) of the independent directors or new nominee during the past three years.
- None of the independent directors, the new nominee or their family members is a partner of our independent registered public accounting firm or was a partner or employee of such firm who worked on our audit during the past three years.
- None of our executive officers is on the compensation committee of the board of directors of a company that has employed any of the independent directors, our new nominee or their family members during the past three years.
- No family relationships exist between any of our directors, our new nominee or executive officers.
- During the past three years, none of our directors, our new nominee or executive officers has had a material direct or indirect business relationship with us or a "related party transaction" as described below.

Certain Related Business Transactions

In 2012, we had no "related party transactions" and there were no exceptions to our Code of Ethics for our directors and executive officers. In an effort to be transparent with stockholders, we describe our processes and our interactions with director affiliated entities below.

Our written Code of Ethics sets forth the general principle that our directors, executive officers and other associates should avoid any situation that could be perceived as a conflict of interest, regardless of the dollar amount involved. This principle is also reflected in our written Guidelines and the written materials that we use to educate associates about conflict of interest guidelines. For example, under the Guidelines, if an actual or potential conflict of interest develops for any reason, including, without limitation, because of a change in business operations of the Company or because of a director's circumstances, the director should immediately report the matter to our General Counsel, who should then report the matter to the Nominating and Corporate Governance Committee ("Committee") for review and determination. In the event there is a significant conflict, the director must resign or the conflict must be resolved. Additionally, under the Guidelines, any director who wishes to join the board of directors of another company must provide written notice to the chairperson of the Committee. The chairperson of the Committee, after consultation with our General Counsel, will then respond to the director with a resolution. We also ask each of our executive officers and directors to fill out questionnaires every year to help enable us to identify if a potential conflict of interest exists. Our Code of Ethics, Guidelines and the charters for all the committees of our Board are available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

Code of Ethics

There may be times when a commercial relationship involving our directors, executive officers or their family members is beneficial to us and is not likely to raise material conflict of interest issues. Our Code of Ethics provides the following guidelines for certain types of commercial relationships:

- Executive officers cannot serve as a director for one of our customers or suppliers unless (1) the supplier's or customer's annual business with Staples is less than 5% of such company's annual revenues, (2) the executive officer agrees not to participate or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and the supplier or customer, and (3) the executive officer obtains written approval from our CEO or, if the executive officer is the CEO, written approval from the Committee.
- Executive officers and directors must not make or hold financial investments in a company that is one of our suppliers or customers unless (1) the annual sales to or purchases from us are less than 5% of such company's annual revenues or (2) if such person's ownership interest is both passive and insignificant and (3) for a private company, such person obtains written approval from our CEO or, if a board member, written approval from the Committee.
- Executive officers and directors must not make or hold financial investments in a company that is one of our competitors unless the investment in publicly held competitors is insignificant (less than 1% of the company's stock).
- Non-employee directors may work or consult for or serve on the board of a company that is one of our suppliers or customers if (1) such company's annual sales to or purchases from us are less than 5% of such company's annual revenues, (2) the director discloses the position to our General Counsel and the Committee and (3) the director agrees not to participate or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and such company.

Director Affiliated Entities

Pursuant to the written charter of the Committee, the Committee is responsible for reviewing, approving or ratifying any "related party transactions." These are transactions which exceed $120,000 and in which (i) Staples and any of our directors, director nominees, executive officers, 5% stockholders and their immediate family members are participants, and (ii) such participants had or will have a direct or indirect material interest. In the course of reviewing whether or not the participants should be deemed to have a direct or indirect material interest, the Committee reviews the presence of standard prices, rates, or terms consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for entering into the transaction; the potential effect of the transaction on the status of an independent director; and any other factors the Committee may deem relevant. If a transaction is deemed to be a related party transaction, the procedures for approval or ratification of such transaction for Staples, our directors, executive officers and 5% stockholders are the same as those listed above for actual or potential conflicts of interests involving directors under the Guidelines.

For fiscal year 2012, although we did not have any "related party transactions," we did provide office supply products or related services, such as copying, branding of promotional products or technology services, to companies or organizations affiliated with our directors, our new nominee and our executive officers. Below is a list of companies and institutions with which our independent directors and our new nominee were affiliated in 2012 and for which we received greater than $120,000 for providing our supplies or services:

Bain & Company	CRA International, Inc.	Moody's Corporation
Becton Dickinson & Company	Emory University	PGA Tour Superstore
Bloomin' Brands, Inc.	Harvard University	Progreso Financiero
CB Richard Ellis Group	Hasbro, Inc.	TJX Companies, Inc.
Cox Enterprises	Hormel Foods Corporation	

The amounts received by us in 2012 for the sale of office supplies and related services to these companies range from approximately $135,000 to approximately $9.2 million and the median amount received from such sales was approximately $803,000. In each case, the amount was immaterial to the company purchasing the goods and services, as well as immaterial to Staples. The largest amount of approximately $9.2 million represents 0.038% of our revenues based on sales for fiscal year ended February 2, 2013 of approximately $24.4 billion.

In addition, in 2012 we also leased certain facilities from CB Richard Ellis for approximately $500,000. We also paid approximately $709,000 for employee background check services from a privately held company for which one of our directors serves as the Chairman of such company's board of directors and approximately $706,000 to WEX Inc. for fleet services.

In all instances, whether we provided the products/services, received the services or leased a facility, no director or executive officer of the affiliated company participated in the negotiation of the transaction and the products, services or lease were provided on arm's length terms and conditions and in the ordinary course of business. No director or executive officer had a direct or indirect material interest in the transaction. The Committee determined that none of these transactions were "related party transactions" and that such transactions would not interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure

Our Board of Directors determines its leadership structure on an annual basis based on a recommendation of the Committee. The Board believes that it should not have a predetermined policy as to whether the Board should be led by an independent Chairperson or independent Lead Director, but rather it is best for the Board to evaluate the structure and determine what is best for Staples based on a number of factors, such as the size of the Board, the number of independent directors, the established process for and record of Board and management interaction, the qualifications and skills of the individual directors considered for the roles, and company performance. For this year, the Board determined that it was appropriate that Ronald Sargent, our CEO, should remain as Chairperson of the Board and that Arthur Blank should continue in his role as independent Lead Director. The Board believes that its current leadership structure assures the appropriate level of management oversight and independence. The Board also felt that Mr. Sargent is the director most familiar with Staples' day-to-day operations. The combined role of Chairman and CEO allows for a single, clear focus of command to execute Staples' strategic and business plans. Mr. Blank's leadership in fulfilling his role as independent Lead Director counterbalances any potential conflict of interest arising from having our CEO serve as the Board's Chairperson.

Our Lead Director has the following responsibilities:

- Assure that meetings with the independent directors are held in executive sessions typically, as was the case this year, after every Board meeting, but in all circumstances at least twice a year;
- Facilitate communications and serve as a liaison between independent directors and the Chairperson of the Board;
- Coordinate the annual performance review of our CEO;

- Work with the Chairperson of the Board in the preparation of the agenda for each board meeting and approve such agenda;
- Call, if needed, meetings of independent directors;
- Preside at all meetings of the Board where the Chairperson is not present, including executive sessions of the independent directors;
- Represent the independent directors if a meeting is held with a major stockholder; and
- Otherwise consult with the Chairperson of the Board on matters relating to corporate governance and Board performance.

Meetings and Committees of our Board

Our Board of Directors held a total of five meetings during our 2012 fiscal year. The number of meetings held by each of the committees of our Board during our 2012 fiscal year is set forth below under the description of each committee. During our 2012 fiscal year, all of the directors attended at least 75% of the aggregate number of Board and committee meetings, except Mr. Blank. Mr. Blank attended 80% of the aggregate Board meetings. Had it not been for an unexpected absence from one Nominating and Corporate Governance Committee meeting due to illness, Mr. Blank would have attended an aggregate of at least 75% of Board and committee meetings. Our Guidelines provide that directors are encouraged to attend the Annual Meeting, and all of our 2012 incumbent directors attended last year's annual meeting.

Our Board has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance Committee and the Executive Committee. The chair of each committee, as a matter of regular practice and to the extent possible, reviews committee meeting materials with management in advance of each Board committee meeting. Each of our standing Board committees operates under a written charter adopted by our Board, a copy of which is available at *www.staples.com* in the Corporate Governance section of the Investor Information webpage.

Committee membership as of April 8, 2013 was as follows:

Audit Committee
Robert Sulentic, Chairperson
Basil L. Anderson
Justin King
Elizabeth A. Smith

Compensation Committee
Paul F. Walsh, Chairperson
Carol Meyrowitz
Robert C. Nakasone

Nominating and Corporate Governance Committee
Vijay Vishwanath, Chairperson
Arthur M. Blank
Drew G. Faust
Rowland T. Moriarty

Finance Committee
Rowland T. Moriarty, Chairperson
Basil L. Anderson
Paul F. Walsh

Executive Committee
Ronald L. Sargent, Chairperson
Arthur M. Blank
Rowland T. Moriarty
Robert C. Nakasone

Audit Committee

The Audit Committee assists our Board in overseeing our compliance with legal and regulatory requirements, the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and our independent registered public accounting firm through receipt and consideration of certain reports from our independent registered public accounting firm. In addition, the Audit Committee assists the Board of Directors in its oversight of the Company's policies and practices with respect to risk assessment and risk oversight, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accounting firm, and our independent registered public accounting firm reports directly to the Audit Committee. The Audit Committee also prepares the Audit Committee Report required under the rules of the SEC, which is included elsewhere in this proxy statement. The Audit Committee has established escalation and oversight procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for confidential and anonymous submission by our associates of concerns regarding questionable accounting, internal accounting controls or auditing matters. The Audit Committee meets independently with our independent registered public accounting firm, management and our internal auditors. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the SEC and NASDAQ Stock Market. The Audit Committee met four times in person and five times by telephone during our 2012 fiscal year. Our Board has determined that Mr. Sulentic is an audit committee financial expert under the rules of the SEC and all Audit Committee members are independent.

Compensation Committee

The Compensation Committee's responsibilities include setting the compensation levels of executive officers, including our CEO, reviewing, approving and providing recommendations to our Board regarding compensation programs, administering our equity and cash incentive plans and authorizing awards under such incentive plans. The Committee also oversees the administration of the Company's employee stock purchase plans, retirement plans and other employee benefit plans. The Committee may delegate its authority to management as it deems appropriate and may also delegate its authority relating to ministerial matters. The members of the Compensation Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Compensation Committee met four times in person and one time by telephone during our 2012 fiscal year. For more information about the responsibilities of our Compensation Committee, see the "Compensation Discussion and Analysis" section of this proxy statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include providing recommendations to our Board regarding nominees for director, membership on our Board committees, and succession matters for our CEO. An additional function of the Nominating and Corporate Governance Committee is to develop and recommend to our Board our Guidelines and to assist our Board in complying with them. The Nominating and Corporate Governance Committee also oversees the evaluation of our Board and our CEO, reviews and resolves conflict of interest situations, reviews and approves related party transactions and interprets and enforces our Code of Ethics. The Nominating and Corporate Governance Committee also oversees our political contributions and recommends to our Board any proposed revisions to our Corporate Political Contributions Policy Statement. The members of the Nominating and Corporate Governance Committee are independent directors, as defined by its charter and the rules of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee met four times in person during our 2012 fiscal year.

Finance Committee

The Finance Committee's responsibilities include being available, as needed, to evaluate and consult with and advise our management and our Board with respect to capital structure and capital policies, events and actions that could impact capital structure, payment of dividends, share repurchases, borrowing practices, debt or equity financings, credit arrangements, investments, mergers, acquisitions, joint ventures, divestitures and other similar transactions. The Finance Committee met three times in person and one time by telephone during our 2012 fiscal year.

Executive Committee

The Executive Committee is authorized, with certain exceptions, to exercise all of the powers of our Board in the management and affairs of Staples. It is intended that the Executive Committee will take action only when reasonably necessary to expedite our interests between regularly scheduled Board meetings. A quorum can only be established by the presence of both a majority of the members of the Executive Committee and two non-management members of the Executive Committee. The Executive Committee did not meet during our 2012 fiscal year.

Risk Oversight by the Board of Directors

Our Board of Directors is ultimately responsible for reviewing and approving our risk management strategy and framework and key risk parameters. In terms of overseeing the broader enterprise risk management ("ERM") program, the Audit Committee, under powers delegated by the Board, is responsible for the approval and establishment of our risk management framework and ensuring that appropriate policies and practices are in place for risk assessment and management, including that all risk areas are being monitored by senior management, reported to the Board or appropriate Board committee by senior management and addressed as needed. At each quarterly Board meeting, the Audit Committee reports to the Board on all of its specific activities.

Our most senior executives are responsible for collaborating with the Audit Committee to provide oversight to the risk management process and prioritize and validate key risks. Management, through its Enterprise Risk Committee, is then responsible for implementing the Board and Board committee approved risk management strategy and for developing policies, controls, processes and procedures to identify and manage risks. Our Enterprise Risk Committee is composed of leaders from the functional areas of Staples and meets quarterly to coordinate information sharing and mitigation efforts for all types of risks. The Audit Committee stays apprised of significant actual and potential risks faced by Staples and the effectiveness of its risk assessment and management process in part through detailed presentations at least twice a year from the Vice President of Internal Audit as the representative of the Enterprise Risk Committee. During these reports in 2012, management presented to the Audit Committee the results of its enterprise wide review of the major financial, operational and legal risks facing the company and steps that have been taken to monitor and control such exposures. In doing so, management reviewed its ERM methodologies for identifying and prioritizing financial, operational and legal risks and discussed the top level risks and related risk management.

Independent of the ERM process, the Audit Committee is made aware of risks as a result of being briefed in person regularly by our Vice President of Internal Audit, as well as an annual briefing and quarterly reports by our Vice President, Ethics & Compliance. The Audit Committee also regularly meets in executive session alone with the Vice President of Internal Audit. The Audit Committee uses the results of its discussions with our Vice President of Internal Audit to inform its overall view of risk and approve the proposed audit schedule for the internal audit group. Our internal audit group identifies, assesses and assists management in addressing and managing risks by using the Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO framework. Our Vice President, Ethics & Compliance also provides quarterly reports to the Audit Committee on compliance and ethics matters.

The Audit Committee administers its risk oversight role through the Board committee structure as well. Each Board committee is responsible for monitoring and reporting on the material risks associated with its respective subject matter areas of responsibility. The Audit Committee oversees risks related to our accounting and financial reporting processes and the integrity of our financial statements, the Finance Committee oversees risks related to capital policies and practices and financial transactions, the Nominating and Corporate Governance Committee oversees risks related to corporate governance, including director independence and related party transactions, and as discussed in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee oversees risks related to our compensation programs, including an annual review and risk assessment of the Company's compensation policies and practices for all associates and a risk assessment in connection with any changes to our compensation program.

In addition, the Board and the Audit Committee receive presentations throughout the year from management regarding specific potential risks and trends as necessary. At each Board meeting, the Chairman and CEO addresses in a directors only session matters of particular importance or concern, including any significant areas of risk requiring Board attention. Annually, our full Board reviews in detail the Company's short- and long-term strategies, including consideration of significant risks facing the Company and their potential impact. We believe that the practices described above facilitate effective Board oversight of our significant risks.

Diversity

Diversity has always been very important to us. It comprises one of the four pillars of what we call Staples' Soul. We strive to offer an inclusive business environment that offers diversity of people, thought, experience, and suppliers. This also holds true for our Board of Directors. Although we have no formal separate written policy, pursuant to our Guidelines, the Board annually reviews the appropriate skills and characteristics of the Board members in light of the current composition of the Board, and diversity is one of the factors used in this assessment. Not only does the Board view diversity of experience, industry, skills and tenure as important, but also of gender and ethnic backgrounds. We exceed national averages in both women and minority representation on our Board. We also look to enhance our minority representation by our nomination of Raul Vazquez. Additionally, the Board is provided with an annual report on diversity initiatives and Staples' approach and progress on such initiatives.

Director Candidates

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, engaging a professional recruiting firm to help identify and recruit potential candidates, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

Raul Vazquez was nominated by our Board as a director candidate for election at our Annual Meeting. During 2012, the Nominating and Corporate Governance Committee engaged a third-party professional recruiting firm to search for a director candidate with e-commerce and technology expertise. After interviewing several qualified candidates, the Nominating and Corporate Governance Committee selected Mr. Vazquez and recommended his candidacy to the Board.

Stockholders may recommend an individual to the Nominating and Corporate Governance Committee for consideration as a potential director candidate by submitting the following information: (1) the candidate's name; (2) appropriate biographical information and background materials regarding the candidate; and (3) a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made. Such information should be submitted to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our by-laws to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the relevant procedures summarized in this proxy statement under the caption "Stockholder Proposals."

Communicating with our Board

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, with the advice and assistance of our General Counsel, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries of such communications to the other directors as he or she considers appropriate.

Under procedures approved by our independent directors and subject to the advice and assistance from our General Counsel, communications are forwarded to the Chairperson of the Board (if an independent director), the Lead Director (if one is appointed), or otherwise the Chairperson of the Nominating and Corporate Governance Committee, who monitor communications from stockholders and other interested parties. Copies or summaries of such communications are provided to all directors, if such persons consider it important and appropriate for all directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications. In addition, as provided by our Guidelines, if a meeting is held between a major stockholder (including institutional investors) and a representative of the independent directors, the Lead Director will serve, subject to availability, as such representative of the independent directors.

Stockholders who wish to send communications on any topic to our Board should address such communications to The Board of Directors, c/o Corporate Secretary, Staples, Inc., 500 Staples Drive, Framingham, Massachusetts 01702.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

The members of our Board are elected for a term of office to expire at the next annual meeting (subject to the election and qualification of their successors or the earlier of their death, resignation or removal). In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the assessment criteria set forth in our Corporate Governance Guidelines. These criteria include diversity, age and skills such as understanding of the office products market, the retail industry, finance, accounting, marketing, technology, risk management, international business and other operational and business knowledge needed to oversee a global multi-channel business. The principal qualification of a director is the ability to act effectively on behalf of all of our stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for any prospective nominee. We believe that the specific skills, qualifications and experience of our directors, considered as a group, should provide a mix of knowledge and abilities that will allow our Board to fulfill its responsibilities.

We believe each nominee in the slate presented below, through their own personal accomplishments and dedication to their profession and community, has demonstrated strong intellectual acumen, solid business judgment, strategic vision, integrity and diligence. The twelve nominees that are current directors include six directors who joined the Board within the last six years and four nominees with over fifteen years of service on the Board, including two nominees who have served on the Board since our inception. Each of the current directors consistently has demonstrated their strong work ethic and dedication to Staples, including coming prepared to meetings, asking insightful questions, challenging management's assumptions, focusing on long term business strategy, analyzing challenges, evaluating solutions and overseeing implementation. Our new nominee brings expertise and leadership in e-commerce and retail, a perspective particularly important in the Board's strategic oversight of Staples' reinvention plan. We believe that the composition of the Board, including the varied tenure of our directors, combines institutional knowledge and understanding of our business model, products and services and historical growth strategies with fresh perspectives and exposure to alternative approaches to business process, which promotes lively Board discussion and effective oversight and problem solving.

Many of the nominees are either current or former chief executive officers, chairpersons or vice chairpersons of other large international corporations. As such, they have a deep understanding of, and extensive experience in, many areas that are critical to our operation and success. We have determined that nominees who have served in these roles have extensive experience with financial statement preparation, compensation determinations, regulatory compliance (if their businesses are or were regulated), corporate governance, risk management, public affairs and legal matters. Set forth below is biographical information of each of the nominees, highlighting the particular experience, qualifications, attributes or skills of each nominee that supports the conclusion of the Nominating and Corporate Governance Committee that these individuals should serve as directors of Staples.

		Served as a Director Since
	**Basil L. Anderson,** age 68 Served as an independent director of Staples since 1997 until we asked him to become our Vice Chairman from September 2001 until his retirement in March 2006. Mr. Anderson is also a director of Hasbro, Inc., Becton, Dickinson and Company, and Moody's Corporation. He served as a director of CRA International, Inc. until January 2011. Among his many qualifications, Mr. Anderson has extensive executive experience in corporate finance gained in part from his position as Chief Financial Officer of Campbell Soup Company and, prior to that, Scott Paper Company. Mr. Anderson also brings to the Board valuable insight into oversight of financial reporting and the audit process based on his experiences serving on the audit committees of multiple boards. Mr. Anderson also has strategic planning expertise, as well as international business experience.	1997

Served as a Director Since

Arthur M. Blank, age 70 — 2001



Owner and Chairman of the Atlanta Falcons Football Club, LLC, a National Football League team, since February 2002. Mr. Blank also serves as Chairman, President and Chief Executive Officer of AMB Group, LLC, since February 2001, which is the parent company for Mr. Blank's for-profit businesses. These businesses include Atlanta Falcons Physical Therapy Centers, which provide physical therapy and rehabilitation services, PGA TOUR Superstores, a privately held retailer of golf and tennis products, and Mountain Sky Guest Ranch, an upscale guest ranch resort. Mr. Blank co-founded The Home Depot, Inc., a home improvement retailer, in 1978 and retired as Co-Chairman of the Board in May 2001. Mr. Blank also serves as chairman of The Arthur M. Blank Family Foundation, a charitable organization. Among many qualifications, Mr. Blank is a successful entrepreneur with extensive operational knowledge of the retail industry. Mr. Blank also has wide-ranging experience in merchandising and customer service.

Drew G. Faust, age 65 — 2012



President of Harvard University since 2007. As President, Dr. Faust is responsible for all aspects of Harvard's academic and administrative activities, which include operations and research and teaching activities across the globe. Dr. Faust also serves on the board of Harvard Management Company, which is responsible for investing Harvard's endowment and related financial assets to produce long term results to support the education and research goals of the university. Dr. Faust led the transformation of Harvard's governance structures. Among many qualifications, Dr. Faust brings to the board extensive leadership and management experience and skills related to recruiting top talent, capital planning, financial oversight, risk management, technology and strategy.

Justin King, age 51 — 2007



Chief Executive Officer of J Sainsbury plc, a food and non-food retailer, since March 2004, where he is also Chairman of the Operating Board. Prior to joining J Sainsbury plc, he was an Executive Director of Marks and Spencer Group plc from September 2002 to March 2004. Mr. King has significant retail experience having held a number of senior positions at ASDA/Wal-Mart in Trading, HR and Retail, as Managing Director of Häagen Dazs UK and having spent much of his early career with Mars Confectionery and Pepsi International. He also served on the Prime Minister's Business Advisory Group from November 2010 to December 2012. Mr. King brings to the Board both strategic sales and marketing expertise, as well as an understanding of the complexities of operating international businesses.

		Served as a Director Since
	**Carol Meyrowitz,** age 59 Chief Executive Officer of The TJX Companies, Inc., a retailer of apparel and home fashions, since 2007 and a director since 2006. Ms. Meyrowitz was President of TJX from October 2005 to January 2011. Prior to that, Ms. Meyrowitz was President of The Marmaxx Group, the largest division of TJX, from January 2001 to January 2005, and was employed in an advisory role for TJX from January 2005 to October 2005 and consulted for Berkshire Partners L.L.C., a private equity firm, from June 2005 to October 2005. Ms. Meyrowitz is also a director of The TJX Companies, Inc. Previous directorships include Amscan Holdings, Inc. from 2005 to 2012, and Yankee Candle Company from 2004 until 2007. Among many qualifications, Ms. Meyrowitz brings to the Board extensive experience in all aspects of retail operations and management, including real estate, e-commerce, supply chain and logistics, marketing and customer service.	2007
	**Rowland T. Moriarty,** age 66 Chairman of the Board of CRA International, Inc., a worldwide economic and business consulting firm, since May 2002. He has been President and Chief Executive Officer of Cubex Corporation, a privately-held consulting company, since 1992. From 1981 to 1992, Dr. Moriarty was a professor of business administration at Harvard Business School where he taught, among other subjects, marketing. Dr. Moriarty is also a director of WEX, Inc. and Virtusa Corporation. Until 2006, Dr. Moriarty served as a director of Trammel Crow Company, which contributed to his comprehensive understanding of real estate matters. Among many qualifications, Dr. Moriarty brings to the Board extensive international experience and has also developed extensive skills and expertise in corporate governance matters having chaired eight governance committees of various public and private boards.	1986
	**Robert C. Nakasone,** age 65 Chief Executive Officer of NAK Enterprises, a family-owned investment and consulting company, since January 2000. Prior to that, Mr. Nakasone served as Chief Executive Officer of Toys "R" Us, Inc. from 1998 to 1999 and in other positions at that company from 1985 to 1998. While serving as Vice-Chairman, Worldwide Toy Stores and President and Chief Operating Officer, Mr. Nakasone led the company's international expansion into 27 countries throughout Europe, Asia and the Middle East. Mr. Nakasone is also a director of Hormel Foods Corporation. Previously, Mr. Nakasone served as a director of eFunds Corporation from 2003 until the sale of the company to Fidelity National Information Services in 2007. Among many qualifications, Mr. Nakasone brings to the Board extensive executive level public company experience, international business development expertise, as well as strategic planning and skills relating to compensation and corporate governance matters.	1986

	Served as a Director Since
Ronald L. Sargent, age 57	1999



Chief Executive Officer of Staples, Inc. since February 2002 and Chairman of the Board of Directors of Staples since March 2005. Prior to that, Mr. Sargent served in various positions at Staples since joining the company in 1989. Mr. Sargent is also a director of The Kroger Co. and Five Below. Previous directorships include Home Depot from 2011 to 2012, Yankee Candle Company from 1999 to 2007, Aramark Corp. from 2002 until 2007 and Mattel, Inc. from 2004 to 2011. At Staples, Mr. Sargent has led worldwide operations, retail superstores and the delivery business, and also brings to the Board much experience in supply chain management, merchandising and marketing initiatives. Mr. Sargent's experience with respect to human resources matters is also highly valued.

Elizabeth A. Smith, age 49	2008



Chairman of Bloomin' Brands, Inc. since January 2012 and Chief Executive Officer since November 2009. Previously, she served as Avon Products, Inc.'s President from September 2007 through October 2009. Prior to that, Ms. Smith served as Avon's Executive Vice President Marketing from September 2005 to September 2007, as well as Avon's Executive Vice President and Brand President from January 2005 to September 2005. Prior to joining Avon, she was with Kraft Foods, Inc. as Group Vice President and President U.S. Beverages and Grocery Sectors from January 2004 to November 2004. Previous directorships include Carter's Inc. from 2004 to 2008. Among many qualifications, Ms. Smith brings to the Board deep experience in strategy, marketing and sales, as well as significant experience in corporate finance and financial reporting developed in her executive level roles where her responsibilities have included direct financial oversight of multinational companies with multiple business units. Ms. Smith also has experience in compensation matters, as well as wide-ranging operational management of all product-to-market processes.

		Served as a Director Since
	**Robert E. Sulentic**, age 56 Chief Executive Officer of CBRE, Inc., a global commercial real estate services company, since December 2012 and President since March 2010. Mr. Sulentic has been a member of the CBRE Board since December 2012. He previously served as President of the company's Development Services business from December 2006 to April 2011. Mr. Sulentic previously served as Chief Financial Officer of CBRE from March 2009 and Group President from July 2009, each until March 2010. Mr. Sulentic was a member of CBRE's Board and Group President of Development Services, Asia Pacific and Europe, Middle East and Africa from December 2006 through March 2009. Mr. Sulentic was a director of Trammell Crow Company from December 1997 through December 2006, and served as its Chairman of the Board from May 2002 through December 2006. He was President and Chief Executive Officer of Trammell Crow Company from October 2000 through December 2006 and prior to that served as its Executive Vice President and Chief Financial Officer from September 1998 to October 2000. Among many qualifications, Mr. Sulentic has extensive executive level management experience. Mr. Sulentic also brings to the Board a significant financial background that qualifies him as an audit committee financial expert. His insight with respect to doing business globally is also highly valued.	2007
	**Raul Vazquez**, age 41 Chief Executive Officer and a Director of Progress Financial Corporation or Progreso Financiero, a financial services company serving the needs of the growing Hispanic market, since April 2012. Prior to that, Mr. Vazquez served as an Executive Vice President of Global e-Commerce at Wal-Mart Stores Inc. from February 2011 to August 2011. He also served as Executive Vice President and President of Wal-Mart West at Wal-Mart Stores Inc. from February 2010 to February 2011. He served as Chief Executive Officer of Walmart.com USA LLC from February 2007 to February 2010, where he oversaw all day-to-day operations and focused on providing multi-channel options for customers. He joined Walmart.com in 2002. He is an e-commerce veteran and has expertise and leadership in e-commerce and retail including hands-on, leadership experience at Wal-Mart and Walmart.com in marketing and operations, among other roles.	—
	**Vijay Vishwanath**, age 53 Partner at Bain & Company, a management consulting firm, since 1993. Mr. Vishwanath first joined Bain in 1986 and leads its consumer products practice. Prior to joining Bain, Mr. Vishwanath worked at Procter & Gamble. Mr. Vishwanath previously served as a director of Yankee Candle Company from 2005 to 2007. Among many qualifications, Mr. Vishwanath brings to the Board expertise in consumer products and brands, as well as marketing, gained in his position at Bain & Company counseling numerous Fortune 500 companies and, previously, at Procter & Gamble. In addition, Mr. Vishwanath has valuable experience in strategic planning and corporate governance.	2007

		Served as a Director Since
	**Paul F. Walsh**, age 63 Served as Chairman and Chief Executive Officer of eFunds Corporation, a transaction processing and risk management company, from September 2002 until eFunds was acquired by Fidelity National Information Services in September 2007. Mr. Walsh also has been the owner and Chief Executive Officer of PFW Management, LLC, a consulting company, since February 2008. PFW Management, LLC does business as Calera FinTech Advisors and targets investments in the financial services and business services industry in concert with Calera Capital. Among many qualifications, Mr. Walsh brings to the Board extensive knowledge relating to risk oversight and management, compliance and regulatory matters. In addition, Mr. Walsh's executive level management brings valuable experience in process excellence, capital markets and corporate finance.	1990

Unless contrary instructions are provided, the persons named as proxies will, upon receipt of a properly executed proxy, vote for the election of Basil L. Anderson, Arthur M. Blank, Drew G. Faust, Justin King, Carol Meyrowitz, Rowland T. Moriarty, Robert C. Nakasone, Ronald L. Sargent, Elizabeth A. Smith, Robert E. Sulentic, Raul Vazquez, Vijay Vishwanath and Paul F. Walsh as directors for a term expiring at our 2014 Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named. Twelve of thirteen nominees are currently members of our Board. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, proxies may be voted for a substitute nominee designated by our Board.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NOMINEES AS DIRECTORS.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and making recommendations to our Board with respect to the compensation paid to our non-employee directors ("Outside Directors"). Our Outside Directors are predominantly compensated through equity awards, reflecting the Compensation Committee's philosophy that director pay should be aligned with the interests of our stockholders. In addition, the Outside Directors receive a cash retainer.

It is the Compensation Committee's goal to maintain a level of Outside Director compensation at the median of companies both within our peer group as well as similarly-sized companies in our general industry. The Compensation Committee annually reviews an extensive analysis of marketplace practices for Outside Director pay conducted by management and reviewed by the Compensation Committee's independent advisor. Consistent with our equity program for associates, the Outside Director compensation program also reflects a value-based approach to equity grants in which the amount of the awards made to Outside Directors is based on a fixed value rather than a fixed number of shares.

Each Outside Director receives a quarterly cash payment of $18,750 and is reimbursed for reasonable expenses incurred in attending meetings of our Board. The chairperson of the Audit Committee receives an additional quarterly cash payment of $3,750. In addition, each Outside Director receives an annual grant of shares of restricted stock equal to $175,000. The shares of restricted stock for the annual grant vest after one year and may be sold upon vesting. New Outside Directors receive a one-time initial grant of shares of restricted stock equal to $150,000, which vests after three years. All Outside Directors are subject to a stock ownership guideline of five times the annual Board cash retainer and have five years after joining the Board to meet such ownership guideline.

During fiscal year 2012, on the second business day following the first regularly scheduled Board meeting, each of our Outside Directors received their annual restricted stock grant. In addition, on the same day the annual grant was awarded, (a) the Lead Director was granted restricted stock units with a value of $40,000, (b) each chairperson of the Audit Committee,

Compensation Committee and Nominating and Corporate Governance Committee was granted restricted stock units with a value of $32,000 and (c) the chairperson of the Finance Committee was granted restricted stock units with a value of $8,000. In each case, the restricted stock units vest on the date of each of the four regularly scheduled quarterly Board meetings that such Lead Director or chairperson holds such position and are paid in shares on the one year anniversary of the award. The number of shares of restricted stock or restricted stock units to be granted is determined by dividing the fixed value by the closing price of our common stock on the date of grant. Upon a change-in-control of Staples or upon a director leaving our Board after reaching the age of 72, all of such director's outstanding restricted stock would fully vest and the restricted stock units would fully vest and be paid out.

The table below sets forth certain information concerning our 2012 fiscal year compensation of our Outside Directors.

DIRECTOR COMPENSATION FOR 2012 FISCAL YEAR

Name*		Fees earned or paid in cash ($)	Stock Awards ($) (1)(2)	All Other Compensation ($)		Total ($)
Basil L. Anderson		75,000	175,015	—		250,015
Arthur M. Blank		75,000	215,029	—		290,029
Mary Elizabeth Burton	(3)	18,750	175,015	—		193,765
Drew G. Faust	(4)	37,500	237,502	—		275,002
Justin King		75,000	175,015	122,622	(5)	372,637
Carol Meyrowitz		75,000	207,026	—		282,026
Rowland T. Moriarty		75,000	183,018	—		258,018
Robert C. Nakasone		75,000	175,015	—		250,015
Elizabeth A. Smith		75,000	175,015	—		250,015
Robert E. Sulentic		90,000	207,026	—		297,026
Vijay Vishwanath		75,000	207,026	—		282,026
Paul F. Walsh		75,000	175,015	—		250,015

*Excludes Mr. Sargent, our CEO, who does not receive compensation for his services as director and whose compensation as a named executive officer is reported in the Summary Compensation Table included in this proxy statement.

(1) The amounts shown in the Stock Awards column represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards granted during our 2012 fiscal year, not the actual amounts paid to or realized by our Outside Directors during our 2012 fiscal year.

(2) The aggregate fair value of these awards is based on the market price of our common stock on the date of grant. Fractional shares are rounded up to the nearest whole share. Awards made during 2012 represent:
- Annual grant of shares of restricted stock to each director with a grant date fair value of $175,015;
- For Dr. Faust, an initial grant upon election as a director with a grant date fair value of $150,001;
- For Mr. Blank, our Lead Director for fiscal year 2012, restricted stock units with a grant date fair value of $40,014;
- For Ms. Meyrowitz and Messrs. Sulentic and Vishwanath, chair of our Compensation Committee, chair of our Audit Committee and chair of our Nominating and Corporate Governance Committee , respectively, for fiscal year 2012, restricted stock units with a grant date fair value of $32,011 each; and
- For Dr. Moriarty, chair of our Finance Committee for fiscal year 2012, restricted stock units with a grant date fair value of $8,003.

(3) Ms. Burton retired from our Board of Directors in June 2012. Amounts listed in the Stock Awards column were forfeited upon her departure from the Board.

(4) Dr. Faust joined our Board in June 2012. Amounts listed in the Stock Awards column include her initial grant and an annual award prorated for a half year of Board service.

(5) Amounts listed in the All Other Compensation column includes payments made to Mr. King in connection with correcting tax filing deficiencies due to Staples' inadvertent failure to withhold U.S. and Massachusetts taxes as required due to Mr. King's status as a foreign citizen in tax years 2007-2011. Reimbursements to Mr. King include (i) interest and penalties imposed by U.S. and Massachusetts tax authorities for late payment, and (ii) taxes owed with respect to the reimbursements. The amounts are pending final resolution with U.S. tax authorities.

OUTSTANDING DIRECTOR AWARDS

The table below supplements the Director Compensation table above by providing (1) the number of restricted shares and restricted stock units awarded to our directors during our 2012 fiscal year and (2) the total number of stock options, unvested restricted shares and outstanding restricted stock units held by our directors as of February 2, 2013, the end of our 2012 fiscal year.

Name	Grant Date	Award Type	Number of Shares/Units Awarded in FY 2012	Total Options, Unvested Restricted Shares and Restricted Stock Units as of 2012 FYE (1)(2)(3)
Basil L. Anderson	3/8/2012	RS	11,372	11,372
		OP	—	91,367
Arthur M. Blank	3/8/2012	RS	11,372	11,372
	3/8/2012	RSU	2,600	2,600
		OP	—	136,367
Mary Elizabeth Burton [(4)]	3/8/2012	RS	11,372	—
Drew G. Faust	6/6/2012	RS	11,610	11,610
	9/13/2012	RS	7,310	7,310
Justin King	3/8/2012	RS	11,372	11,372
		OP	—	82,367
Carol Meyrowitz	3/8/2012	RS	11,372	11,372
	3/8/2012	RSU	2,080	2,080
		OP	—	77,867
Rowland T. Moriarty	3/8/2012	RS	11,372	11,372
	3/8/2012	RSU	520	520
		OP	—	136,367
Robert C. Nakasone	3/8/2012	RS	11,372	11,372
		OP	—	181,367
Elizabeth Smith	3/8/2012	RS	11,372	11,372
		OP	—	41,954
Robert E. Sulentic	3/8/2012	RS	11,372	11,372
	3/8/2012	RSU	2,080	2,080
		OP	—	82,367
Vijay Vishwanath	3/8/2012	RS	11,372	11,372
	3/8/2012	RSU	2,080	2,080
		OP	—	86,867
Paul F. Walsh	3/8/2012	RS	11,372	11,372
		OP	—	181,367

RS = Restricted stock, RSU = Restricted stock unit, OP = Stock option

(1) Restricted stock awards made after 2008 vest in full on the first anniversary of the grant date, provided that the director then serves on our Board. The shares of restricted stock granted in 2011 and 2012 may be sold upon vesting; however, awards made from 2008 through 2010 may be sold only upon leaving our Board. The shares of restricted stock awarded to a director will fully vest upon retirement or resignation should such director leave our Board after reaching the age of 72. Restricted stock awards made prior to 2008 vested in full on the third anniversary of the grant date.

(2) Restricted stock units awarded to our Lead Director and each chairperson of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee vest ratably on the date of each of the four regularly scheduled quarterly Board meetings that such Lead Director or chairperson held such position and are paid on the one year anniversary of the award.

(3) Stock options awarded during 2008, 2009 and 2010 vest in full on the first anniversary of the grant date, provided that the director then serves on our Board. The stock options awarded to a director will fully vest upon retirement or resignation, should such director leave our Board after reaching the age of 72. Stock option awards made prior to 2008 represent stock option grants that vest ratably on an annual basis over a four-year vesting period, provided that the director then serves on our Board.

(4) Ms. Burton retired from our Board in June 2012 and had no outstanding options, unvested restricted stock or restricted stock units at fiscal year-end.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis ("CD&A")

The Compensation Committee (the "Committee") of our Board of Directors (the "Board") consists of independent directors who oversee our executive compensation program, review our compensation strategy and determine all compensation for our executive officers. This section describes the compensation program for our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and three other most highly compensated executive officers for 2012, whom we collectively refer to as our "named executive officers" ("NEOs"). Our NEOs include:

- Ronald L. Sargent, CEO
- Christine T. Komola, CFO
- Michael A. Miles, Chief Operating Officer (employment ended on February 2, 2013)
- Joseph G. Doody, President North American Commercial ("NAC")
- Demos Parneros, President North American Stores & Online ("NAS&O")

John Mahoney, our former Vice Chairman and CFO, is also an NEO as he served as our CFO for the first three days of fiscal 2012. A discussion of Mr. Mahoney's 2012 compensation is discussed separately in "2012 Compensation for Departing NEOs" on page 33.

Executive Summary

The primary objective of our compensation program is to align executive pay with long term stockholder value creation. Accordingly, the 2012 compensation of our NEOs declined an average of 26% as compared to 2011, demonstrating our program's design which emphasizes "at risk" pay.

Staples is the world's largest office products company and second largest internet retailer. We operate a highly complex, multi-channel business and we currently serve businesses of all sizes and consumers in 26 countries. In September 2012, Staples announced a strategic plan to accelerate growth and outlined our vision: *every product your business needs to succeed.* As the Committee considered the compensation program for 2013, it focused on driving the highest level of engagement of our executive team to lead the organization through its strategic reinvention, and the importance of attracting and retaining world class talent capable of reshaping our business. To motivate our executives to execute on the key priorities of this plan, including to aggressively pursue growth opportunities, improve cross channel coordination and adapt the business to meet the changing needs of our diverse customer base, the Committee made further changes to our compensation program for fiscal year 2013. These changes include increasing the percentage of compensation that is performance-based or "at risk," re-tooling the goals to prioritize sales growth, incorporating a relative TSR performance measure and, overall, streamlining the long term incentive program into a single element of performance shares. These changes, which align with feedback we received from our stockholders, are discussed in more detail below.

Business Highlights

- Developed and launched company-wide strategic reinvention plan:
    - Reorganized North American business structure by combining our retail and online businesses to better meet the changing needs of our customers.
    - More than tripled our assortment on Staples.com, ending the year with 100,000 products.
    - Announced plan to improve retail store productivity in North America by reducing square footage by 15 percent by 2015.
    - Launched plan to achieve $250 million of annual pre-tax cost savings by 2015.
    - Restructured European businesses including closure of 15 percent of European stores.
- Generated operating cash flow of $1.2 billion and invested $350 million in capital expenditures, resulting in free cash flow of $870 million.
- Remained committed to returning excess cash to shareholders with share repurchase and cash dividends totaling $743 million.

Changes to Our Compensation Program

2013 Changes. In March 2013, the Committee engaged in a series of discussions focused on potential changes to the compensation program, including a strategic review of executive compensation with its independent executive compensation consultant in light of the new business strategy. The Committee, after receiving feedback from the stockholders and the independent compensation consultant, challenged the prior program design assumptions and focused on evaluating the performance metrics for each pay element and how those metrics worked together to incent management to execute on the Company's reinvention plan and drive long term stockholder value. As part of this assessment, the Committee considered the complexity of the business, historical regression analysis previously discussed with management, the independent compensation consultant's input on current market practices and prior years' say-on-pay votes, with a desire to create a stronger link between pay and performance and simplify our executive compensation program.

The Committee made the following changes to our 2013 executive compensation program:

- To **support our growth strategy**, our annual cash bonus plan performance metrics will be 50% earnings per share (EPS) and 50% sales. The sales component is weighted 25% total company sales and 25% sales beyond office supplies. For purposes of calculating this metric, the Company defines "office supplies" as paper, ink, toner and core office products (writing, folders, paperclips, etc.).
- To **emphasize long term stockholder value creation**, our long term awards will be in the form of performance shares with performance metrics of 50% return on net asset percentage (RONA%) and 50% sales growth. These long term awards will be subject to a three year performance period, with goals set annually for each year of the cycle. In addition, any award earned based on performance against these metrics will be increased or decreased by 25% based on the Company's cumulative total shareholder return (TSR) over the three year performance period relative to the S&P 500.
- To **ensure pay for performance alignment**, we eliminated annual grants of time-based restricted stock awards and stock options, resulting in a 100% performance-based long term program.
- To **simplify the program**, the long term incentive program will be comprised solely of performance shares.

As a result of these changes, beginning in 2013, "at risk" performance-based compensation increases to an average of 82%, with 100% of long term incentive compensation "at risk." The chart below shows each element at target, as well as the "at risk" portion of total direct compensation.



"At Risk" 2013 Performance Based TDC at Target*
CEO
11%
17%
Pay at Risk 89%
72%
CFO
22%
13%
Pay at Risk 78%
65%
Presidents of NAC/NAS&O
20%
17%
Pay at Risk 80%
63%
Base Salary
Performance Shares
Bonus

* The new performance shares and the annual cash bonus awards represent "at risk" compensation since minimum levels of performance must be attained in order for any payout to occur.

Stockholder Feedback and Say-on-Pay Results. In evaluating the 2013 compensation program, the Committee carefully evaluated the results of our 2012 advisory vote on executive compensation, and the feedback from our annual stockholder outreach program served as an important resource. The table below illustrates how 2013 changes are in line with stockholder feedback. For a discussion of the stockholder outreach program and the impact on other governance changes, please see the "Corporate Governance" section of this proxy statement.

Stockholder Feedback		2013 Compensation Program
increase focus on pay for performance	✓	• long term incentive is 100% performance-based
decrease emphasis on options and time vested restricted stock	✓	• annual grants of stock options eliminated • annual grants of time vested restricted stock eliminated
over reliance on similar metrics in both short and long term incentive programs	✓	• annual cash bonus awards: EPS, total company sales and sales beyond office supplies • new performance shares: RONA% and sales growth, with relative TSR multiplier
consider relative performance metric	✓	• relative TSR component added to long term incentive program
unclear if long term incentives reward long term performance	✓	• relative TSR multiplier will be based on performance over three year performance period

We also have enhanced our disclosure in several areas in response to stockholder feedback. In this CD&A, we have provided charts for each pay element showing the target awards and, where applicable, payouts in our discussion of each performance-based pay element. We also have included a discussion below about how we set our goals. In the future, we also intend to adjust our review of relative pay to use the realizable pay formula recommended by ISS in its 2013 U.S. Summary guidelines.

2012 Changes. Following the 2011 advisory vote on executive compensation, the Committee made certain changes that took effect in 2012. These changes are reflected in the 2012 compensation, which is the subject of this CD&A. These changes included:

- Revised long term cash incentive program goals from annual goals to a 3 year cumulative goal.
- Decreased use of stock options and increased use of performance-based long term cash incentives.
- Targeted market median rather than 75th percentile for long term incentives.
- Included different measures of performance for annual and long term incentive goals.
- Decreased stockholder dilution by replacing equity incentives with cash for associates below the director level.

Review of 2012 Executive Compensation and 2012 Committee Actions

Our pay mix emphasizes "at risk" performance-based compensation.

2012 Compensation. The chart below highlights the extent to which 2012 total pay opportunity is "at risk" performance-based compensation. The percentage of each element at target is shown, as well as the "at risk" portion of total direct compensation.


"At Risk" 2012 Performance Based TDC at Target*
CEO
CFO
COO
Presidents of NAC/NAS&O
11%
22%
16%
29%
22%
Pay at Risk 67%
34%
15%
17%
19%
15%
Pay at Risk 51%
14%
22%
14%
28%
22%
Pay at Risk 64%
18%
20%
15%
27%
20%
Pay at Risk 62%
Base Salary
Restricted Stock
Bonus
Long Term Cash
Stock Options

* The long term cash component of the long term incentive portfolio and the annual cash bonus awards are performance-based plans and represent "at risk" compensation since minimum levels of performance must be attained in order for any payout to occur. Similarly, we view the stock option component of our long term equity incentives as performance-based and "at risk" since the stock price at exercise must exceed the original fair market value grant price in order to provide any value to the executive.

CEO pay decreased substantially in 2012.

Total CEO compensation for 2012 as reported in our summary compensation table decreased 27% from 2011. This decrease is due to lower payouts on performance-based compensation, including no payout for 2012 under the annual and long term cash plans, and reduced option awards. The alignment between pay and performance in 2012 is attributable to our emphasis on "at risk" pay. Moreover, due to underperformance in 2012, payments in connection with the 2012 annual cash bonus, amounts that could have been earned under our 2010-2012 and 2011-2013 long term cash awards and the number of shares that could have been earned under the 2010 Special Performance and Retention Share awards, together which could have totaled $4,772,242 for target performance, resulted in zero payout based on 2012 actual results.

CEO pay has been aligned with long term performance.

- On a three year basis (2009-2011), CEO pay has been aligned with performance.

The following table that was reviewed by the Committee reflects, relative to our peer group, the alignment between our CEO's base salary, total cash compensation, TDC, and the Company's performance as measured by total shareholder return, earnings per share growth and return on invested capital over the 2009-2011 period. When the Committee performed the review in December 2012, complete proxy based compensation data was only available through 2011, so the Committee's analysis was limited through such period. In reviewing each of the compensation components, the Committee placed greatest emphasis on sustained performance and on realizable TDC over the three year period, as opposed to the annual TDC reported in our summary compensation table because the compensation program is designed to promote long term sustained performance and realizable TDC reflects the real value of the equity awards and increases and decreases as the share price changes. The percentiles in the tables show, relative to our peer group, the CEO's position with respect to each compensation element and Staples' position with respect to each performance measure.

3 Year Financial Performance - 2009 - 2011

Percentile	Base Salary	Total Cash	TDC (Realizable) (1,2)	TDC (As Reported Value) (2)	Total Shareholder Return CAGR	EPS CAGR	ROIC Average %
Actual Performance					-0.5%	2%	5.8%
Percentile vs. Peer Group	48%	35%	38%	66%	19%	30%	83%

(1) For the above table, realizable TDC is the sum of base salary, annual cash bonus paid and the realizable value of equity, which is the sum of the market value on October 31, 2012 (the date of the analysis) of restricted stock grants awarded over the relevant period and the value of stock options awarded over the relevant period as determined by subtracting the grant price from the closing price of $11.52 on October 31, 2012.

(2) Includes the impact of special equity awards.

Our executive compensation program is aligned with long term performance.

As part of the Committee's annual compensation review, the Committee assessed whether our compensation program was aligned with our performance relative to our peer group. The Committee analyzed our NEOs' compensation against our overall performance on both a one year and three year basis. In addition to the one year 2011 data and the three year 2009 - 2011 proxy data, the Committee also considered 2012 year to date performance at the time of the review. While the Committee believes financial performance should be the most significant driver of compensation, other factors that drive long term value for stockholders are also taken into account by the Committee, including achievement of operational, strategic, and qualitative objectives.

Based on the its 2012 review of executive compensation, the Committee concluded that:

- For the three year 2009 - 2011 period, compensation decisions were aligned with the marketplace. We successfully aligned compensation with short and long term business objectives. We motivated and retained executives during periods of high volatility in the stock market, a strong market for talented executives and a challenging economic environment.
- Overall individual compensation was appropriate in view of relative and absolute performance primarily based on the 2009 - 2011 realizable TDC for the CEO and the 2011 realizable and as reported compensation being aligned with performance.
- Each of the NEOs had challenging and wide ranging responsibilities commensurate with their overall pay package.

Our performance goals in 2012, and historically, are set to be challenging.

We set our goals for our incentive programs within the first 90 days of the fiscal year. Historically, target performance goals are aligned with our projected outlook for the upcoming year and our fiscal year operating plan. For example, our 2012 target performance goals can be viewed in light of our publicly disclosed outlook. In March 2012, in connection with our 2011 fourth quarter and year-end earnings press release, we issued guidance for 2012 that EPS was expected "to increase in the high single-digits versus adjusted diluted earnings per share of $1.37 achieved in 2011" and that we expected "full year sales to increase in the low single-digits compared to the prior year." Accordingly, the 2012 EPS and corporate sales performance goals, also set in March, were $1.49 and $25.85 billion, respectively, reflecting high single digit EPS growth and low single digit sales growth. These goals are consistent with our historical practice of setting realistic but challenging goals in an unpredictable and volatile economic environment. Our 2013 goals were set in the same manner. Our practice is to disclose such goals after the performance period is completed.

The table below highlights our history of setting challenging performance goals.

Performance Award	Payout/Achievement
Annual cash bonus awards	• None in 2012 • Average 75% achievement of target 2009-2011 • None in 2008
Long term cash awards (1 year goals over 3 year performance period)	• No achievement in 2012 • 41% achievement in 2011 • 96% achievement in 2010
2010 performance share awards (1 year goals over 3 year performance period)	•No achievement in 2012 •58% achievement in 2011 •93% achievement in 2010
2007 CEO performance share award (5 year goal 2007-2011)	None

Description of Overall Executive Compensation Program

Pay Philosophy and Mix

We seek to achieve our executive compensation objectives by relying on the compensation philosophy articulated below and through the use of the four compensation components, summarized in the table that follows. In determining the amount and mix of compensation elements for each NEO, the Committee relies upon its judgment and not upon rigid guidelines or formulas.

Pay Philosophy

The Committee periodically reviews its pay philosophy. Our current pay philosophy is as follows.

Our executive compensation philosophy is that a significant portion of compensation should be directly linked to Staples' overall performance, specifically:

- *Compensation program is pay for performance-based, with excellent results yielding relatively high pay and poor results yielding relatively low pay.*
- *Salaries and incentives are targeted to median of our peer group.*

Pay Mix

The table below summarizes the core elements of our 2012 compensation program for our NEOs.

	Base Salary	+	Annual Cash Awards	+	Long Term Cash Awards	+	Equity Awards
Principal Contributions to Compensation Objectives	Attracts, retains and rewards talented executives with annual salary that reflects the executive's performance, skill set and value in the marketplace.		• Focuses executives on annual financial and operating results. • Links compensation to strategic plan. • Enables total cash compensation to remain competitive within the marketplace for executive talent.		• Rewards achievement of long term business objectives and stockholder value creation. • Propels engagement in long term strategic vision, with upside for superior performance. • Retains successful and tenured management team.		
Performance Goals			EPS, sales and operating income.		3 year cumulative RONA		Time-vested restricted stock (50% vest in 2 years; remaining vest in 3 years); Stock options.

2012 Base Salary

In March 2012, the CEO recommended a 2.5% increase in base salary for the COO and Presidents of NAC and NAS&O consistent with the budgeted salary increase for all associates. Ms. Komola was promoted to CFO in 2012 and her salary increased 21.6%. The Committee approved these increases and also decided to increase the CEO's salary by 2.5%, effective May 1, 2012. Including the increase, the CEO's base salary remains below the median of base salaries for chief executive officers in our peer group. The CEO's base salary is 11% of his annual target TDC. In general, the Committee allocates a greater percentage of the CEO's TDC to performance-based and equity incentives because the CEO is uniquely situated to influence our short and long term performance.

2012 Performance-Based Annual Cash Bonus (Amended and Restated Executive Officer Incentive Plan)

Each of the NEOs was eligible to participate in our Executive Officer Incentive Plan during our 2012 fiscal year. For 2012, the Committee selected three performance objectives, calculated as follows:

- *EPS* (40%) - EPS is calculated using the amounts set forth in our financial statements. EPS is a funding mechanism for our annual cash incentive program and threshold performance must be attained for any payment to be earned. The 2012 EPS target goal was $1.49.
- *Operating Income* (30%) - Gross profit less operating expenses. Incents associates to drive profitable business. The 2012 operating income target goal was $1,738 million.
- *Sales (30%)* - Based on the amounts set forth in our financial statements. Incents associates to drive sales. The 2012 sales target goal was $25.85 billion.

The operating income and sales goals reflect total Company performance for Messrs. Sargent and Miles and Ms. Komola. The goals, other than EPS, for Messrs. Doody and Parneros are based on the performance of a combination of business units below the operating segment level and are not disclosed because it would cause us competitive harm. The undisclosed operating income and sales goals were set at a level of difficulty comparable to those of the Company goals.

Each performance objective has an associated threshold level that must be achieved for that portion of the bonus awards to be paid. Additionally, target and maximum levels are set with increased payouts for better than expected performance. Bonuses are not paid unless we achieve minimum EPS. The Company did not achieve the minimum earnings per share threshold and, therefore, no bonus was earned or paid to any of the plan participants for fiscal 2012 performance.

The table below sets forth the target award and payout for our 2012 fiscal year under the Executive Officer Incentive Plan. Threshold and maximum levels are disclosed in the "Grants of Plan-Based Awards for 2012 Fiscal Year" table in this proxy statement.

NEO	Target Award (% of Base Salary)	Payout
Ronald L. Sargent	$1,805,079 (150%)	$0
Christine T. Komola	$215,000 (50%)	$0
Michael M. Miles	$710,940 (100%)	$0
Joseph G. Doody	$485,366 (80%)	$0
Demos Parneros	$485,366 (80%)	$0

Changes to the 2013 Performance-Based Annual Cash Bonus

Beginning in fiscal 2013, the performance objectives will be EPS (50%), total company sales (25%) and sales beyond office supplies (25%). The metrics are directly linked to our strategy for growing sales, particularly beyond our core categories.

2012 Long Term Incentives

In 2012, the Committee relied upon a portfolio approach to long term incentives that included a mix of long term cash incentive awards (40% of long term compensation target value), stock options (30% of total long term compensation target value), and time-based restricted stock (30% of long term compensation target value). This was a shift from the previous year of long term cash incentive awards (31% of long term compensation target value), stock options (41-42% long term compensation target value), and time-based restricted stock (27-28% of long term compensation target value). In the Committee's view at the time of grant in 2012, the chosen mix of long term equity awards and long term cash struck the appropriate balance in providing performance-based incentives that were aligned with stockholder interests and supporting retention of our talented senior executive team in a continually challenging economic environment.

2012 Equity Awards (Amended and Restated 2004 Stock Incentive Plan)

The Committee granted annual equity awards to all eligible associates (811 associates in 19 countries), including the NEOs, on July 2, 2012. Awards to the NEOs included:

- Stock options, with an exercise price equal to the closing price on the grant date, vesting ratably over a four-year period; and
- Tenure-based restricted stock, vesting 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

Annual time-based equity grants are awarded around the mid-point of our fiscal year (after our prior year performance appraisal and bonus award processes have been completed) to serve as an additional recognition event that may drive current year and future performance.

2012 Long Term Cash Awards (Amended and Restated Long Term Cash Incentive Plan)

Beginning in fiscal 2012, the performance objectives for our long term cash awards changed from EPS, RONA, and sales to a single performance objective, RONA. In addition, and in response to stockholder feedback, rather than setting annual goals each year over the three year performance period, a cumulative three year RONA goal was set at the beginning of the performance period. At the end of the three year period, the Committee will certify results based on the cumulative three year RONA. The Committee believes that RONA, along with revenue growth, are appropriate measures of long term value creation and are therefore appropriate long term incentive metrics.

The Committee approved the target awards for the NEOs for the 2012-2014 award for our long term cash awards, as noted in the table "Grants of Plan-Based Awards for 2012 Fiscal Year". The award was made on July 2, 2012. We will disclose the 3 year cumulative RONA goal and the level of achievement against the goal after the performance period is completed.

For the outstanding 2010-2012 and 2011-2013 long term cash awards under the 2010 Long Term Cash Incentive Plan, one third of the target award is applied as a target amount for each of the three fiscal years within the performance cycle. At the end of the performance cycle, the Committee, upon the certification of the results, will determine the amount of the payment to be made to a participant by adding the amounts earned in each component year of the performance period, with each year's payment reflecting proven performance in relation to the goals achieved for that 12 month period. For the 2012 plan year of these awards, the Committee approved EPS, sales and operating Income as the performance metrics. The goals are the same as the annual cash bonus plan.

The table below sets forth the achievement of goals over the 2010-2012 performance period, target award and actual payout of the 2010-2012 long term cash awards. The payout was certified in March 2013 by the Committee.

NEO	3 Year Performance Period Achievement (2010 - 2012)			Target Award	Payout	% of Target
	2010 (EPS, Sales and RONA)	2011 (EPS, Sales and RONA)	2012 (EPS, Sales and Operating Income)			
Ronald L. Sargent	96%	41%	0	$2,550,900	$1,166,226	46%
Christine T. Komola	96%	41%	0	$116,500	$53,262	46%
Michael M. Miles	96%	41%	0	$1,164,400	$532,388	46%
Joseph G. Doody	96%	41%	0	$682,100	$311,844	46%
Demos Parneros	96%	41%	0	$682,100	$311,844	46%

Changes to the 2013 Long Term Incentives

Beginning in fiscal 2013, for our executives, long term cash awards, and annual grants of time based restricted shares and stock options will be replaced entirely with performance shares. The performance shares will be granted with a three year performance cycle, with RONA% (50%) and sales growth (50%) goals, set annually. At the end of the three year performance cycle, TSR will be reviewed over the three year period against TSR for the S&P 500 over the same period. If our TSR for that period is in the top one-third of the S&P 500, the share payout (if any, based on achievement of the goals) will increase by 25%. Conversely, if our TSR is in the lower one-third of the S&P 500, the number of shares to be paid out will decrease by 25%.

Prior Year Equity Awards

2010 Special Performance and Retention Share Awards: In March 2013, the Board certified the results of the 2010 Special Performance and Retention Share Awards. Pursuant to the awards, each recipient was eligible to receive shares following the satisfaction of certain performance objectives over the three year performance cycle, which included fiscal years 2010, 2011 and 2012. For the 2012 plan year of these awards, the Committee approved EPS and RONA as the performance metrics, each weighted 50%. The EPS goal was set in line with the annual cash bonus awards. The RONA goal for 2012 was set as $12.1 million. Shares awarded upon certification by the Board vest as follows: 33% on the share payout date, 33% on the first anniversary of share payout date and the remaining 34% on the second anniversary of share payout date.

The table below sets forth the achievement of goals over the 2010-2012 performance period, target award and actual payout of shares under the 2010 Special Performance and Retention Share Awards.

NEO*	3 Year Performance Period Achievement			Target Award (shares)	Payout	% of Target
	2010 (EPS and RONA)	2011 (EPS and RONA)	2012 (EPS and RONA)			
Ronald L. Sargent	93%	58%	0	281,250	141,891	50%
Michael M. Miles	93%	58%	0	100,000	50,451	50%
Joseph G. Doody	93%	58%	0	60,000	30,270	50%
Demos Parneros	93%	58%	0	60,000	30,270	50%

Retirement and Other Benefits

We do not have a defined benefit pension plan in which our NEOs participate. However, our NEOs are eligible to participate in defined contribution plans. These plans include a standard 401(k) qualified plan and a Supplemental Executive Retirement Plan ("SERP"). Both plans are fully funded by the NEOs and supported by Staples through limited matching contributions. They are also eligible to participate in our 401(k) qualified plan on the same basis as our other salaried associates; however, their contributions are limited to 2% of eligible compensation. Due to the limitations on our officers' ability to contribute to our 401(k) plan, we have the SERP, which is a non-qualified deferred compensation plan generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Under the SERP, officers of Staples may defer a total of up to 100% of their base salary, bonus, and long term cash incentive awards and receive matching contributions up to a maximum of 4% of base salary and bonus.

Additionally, the NEOs are eligible to participate in standard health and welfare programs on the same basis as our other salaried associates. These programs include medical, dental, vision, disability, and supplemental life insurance. We also have an Executive Benefits Program consisting of life insurance, long term care insurance, supplemental long term disability, a survivor benefit plan, and an executive physical and registry program. This program was implemented to enhance our retirement and benefit offerings for senior management and to further support our efforts to attract and retain top talent. All senior officers of Staples, including the NEOs, are eligible to participate in this program. For each plan or policy described above that requires payment of periodic premiums or other contributions, we generally pay such premiums or other contributions for the benefit of each NEO.

Executive Perquisites

Our executive compensation program is relatively free of perquisites. The Committee views our limited executive perquisites as reasonable and very limited compared to our peer group companies. To reinforce this position, the Committee has in past years adopted formal policies regarding personal use of our leased aircraft and reimbursement for tax planning services for senior officers. Most recently, the Committee adopted a policy prohibiting gross up payments to cover taxes triggered by a change in control in any future compensation, severance, or employment-related agreement.

Aircraft Policy. Under our aircraft policy, our CEO is permitted to use our leased aircraft for personal use so long as the incremental cost to Staples is treated as compensation income to our CEO. Subject to prior approval by our CEO and similar compensation treatment, other NEOs may also use our leased aircraft for personal use. There was no personal use of our leased aircraft during our 2012 fiscal year.

Tax Services Reimbursement Program. We reimburse each NEO, other than our CEO, up to $5,000 each year for tax, estate, or financial planning services or advice from a pre-approved list of service providers that must not include our outside auditors. Our CEO is reimbursed up to $50,000 each year for these services. The Committee annually reviews the amounts paid under this policy for compliance. The reimbursements are not grossed up for taxes.

Policy against reimbursement of excise tax on change in control payments. In March 2011, the Committee adopted a policy that, unless required by law, prohibits Staples from entering into any future compensation, severance, or employment-related agreement that provides for a gross up payment to cover taxes triggered by a change in control, including taxes payable under Section 280G of the U.S. Internal Revenue Code. Under the terms of Mr. Sargent's long standing severance benefits agreement, we would reimburse Mr. Sargent for any excise tax due under Section 280G of the U.S. Internal Revenue Code incurred in connection with a termination without cause or resignation for good reason following a change in control of Staples. Mr. Sargent is the only executive with this benefit.

2012 Compensation for Departing NEOs

John Mahoney. In September 2011, Staples announced that, effective February 2, 2012, Ms. Komola would succeed John Mahoney as CFO, however Mr. Mahoney remained Vice Chairman until his retirement on July 6, 2012. In connection with his departure, Staples entered into an agreement with Mr. Mahoney for advisory services as a consultant. Pursuant to the agreement, Mr. Mahoney agreed to provide advisory services for a period of eight months beginning, July 7, 2012 and continuing until March 6, 2013, at a rate of $37,500 per month for a total compensation of $300,000. As a consultant, Mr. Mahoney is not eligible for any additional health or welfare benefits. Mr. Mahoney did not receive any 2012 equity awards.

Michael Miles. Staples announced the resignation of Mr. Miles in December 2012, effective on the last day of our 2012 fiscal year. This event entitled Mr. Miles to severance pay and benefits under his existing severance agreement. See "Payments Upon Termination or Change-in-Control" in this proxy statement for a discussion of the severance benefits paid to Mr. Miles. In addition, beginning on February 3, 2013, Mr. Miles is employed on a part time basis to consult on transitional matters related to the Company's international affairs and operations. In consideration of providing these services through August 3, 2013, he is entitled to $1,000 a month. While serving in this role, he will not be eligible for any other cash or new equity incentives, and his existing equity awards will remain outstanding.

The Committee's Processes

The Committee has established a number of processes to help ensure that our executive compensation program meets its objectives and is consistent with the pay philosophy described at the beginning of this CD&A.

Independent Compensation Consultant

Our Committee charter authorizes the Committee to engage independent legal and other advisors and consultants as it deems necessary or appropriate to carry out its responsibilities and prohibits the Committee's compensation consultants from serving as Staples' regular advisors and consultants. Accordingly, in our 2012 fiscal year, the Committee continued to use, pursuant to a written agreement, Exequity LLP as an independent advisor to advise on and assist the Committee with executive compensation matters. Under the terms of Exequity's agreement, Exequity is responsible for, among other matters:

- Reviewing total compensation strategy and pay levels for executives.
- Performing competitive analyses of outside board member compensation.
- Examining all aspects of executive compensation programs to ensure that they support the business strategy.
- Preparing for and attending selected Committee and Board meetings.
- Supporting the Committee in staying current on the latest legal, regulatory and other industry considerations affecting executive compensation and benefit programs.
- Providing general counsel and advice to the Committee with respect to all compensation decisions pertaining to the CEO and all compensation recommendations submitted by management.

During our 2012 fiscal year, the independent consultant advised, and frequently made recommendations to, the Committee on compensation matters for all officers and directors, advised on and made recommendations on all matters pertaining to compensation of our CEO, and met with the Committee in executive session without the presence of management. Consistent with the terms of the written agreement and the Committee charter, Exequity has, with the knowledge and consent of the Committee, provided advice and expertise to management on matters to be presented by management to the Committee. Exequity has not performed services for Staples that were unrelated to Committee related matters. During 2012, Exequity assisted management by performing Section 280G calculations, which were provided to the Committee, and providing experience based executive market data related to executive and non-executive positions. Most of the data reviewed by the Committee is generated by management and reviewed and advised upon by the compensation consultant. The principal consultant from Exequity attended four of the five Committee meetings during our 2012 fiscal year. Exequity was paid $60,993 for services rendered during 2012. In March 2013, the Committee performed a conflicts of interest assessment with respect to Exequity and no conflict of interest was identified.

Benchmarking

In March 2012, the Committee set compensation for the NEOs based on its December 2011 review of 2008-2010 compensation, its assessment of our 2011 performance, and general consideration of the totality of the data, advice, and information provided by management and Exequity.

In December 2012, the Committee evaluated the competitiveness of our NEOs' compensation relative to marketplace norms and practices by analyzing current proxy statement data from our peer group. During the course of this analysis, the Committee focused on whether Staples' pay practices were aligned with performance. This analysis was intended to inform the Committee as to whether any changes to the executive compensation program were needed.

The Committee evaluated, relative to the 2011 and three year (2009-2011, CEO, CFO and Chief Operating Officer ("COO") only) proxy statement data for the peer group, the competitiveness of base salary, total cash compensation (base salary plus annual cash bonus), and TDC, with a focus on total cash compensation and TDC. The Committee then analyzed its findings in relation to Company performance as measured by one year and three year TSR, EPS, revenue growth, free cash flow, and ROIC.

TDC was reviewed in two ways. First, to provide a view of the "realizable TDC" in 2011, the value of TDC was analyzed, at the date the data was analyzed (October 31, 2012, when our stock price was $11.52), taking the sum of the base salary, annual cash bonus paid, "in the money" value of annual stock option grants, and the value of restricted stock awards or other long term incentives. Second, to provide the value of the "as reported" overall TDC at grant, the value of TDC was analyzed by taking the sum of base salary, annual cash bonus, value of annual stock options as reported in our proxy statement, value of the restricted stock awards as reported in the proxy statement, and the value of long term incentive grants at target.

Peer Group

The Committee plans to review our peer group every three years. The most recent comprehensive review of our peer group was performed in September 2012. The peer group analysis was conducted by the Committee's independent consultant. The current peer group was analyzed using a proprietary model to compare the "fit" of each of the peer group companies to Staples' profile based on industry, company size, market valuation, and performance. The composition of our peer group goes beyond just retailers and business to business competitors. The Committee compared the scores of the peer group companies to the scores of fifteen other potential peer companies that fit the profile. Based on a quantitative and qualitative assessment, the Committee decided not to make any changes to the existing peer group. The companies in our peer group are:

Amazon.com, Inc.
Best Buy Co., Inc.
Costco Wholesale Corporation
FedEx Corporation
Gap Inc.
Home Depot, Inc.
J.C. Penney Company, Inc.
Kohl's Corporation
Limited Brands, Inc.
Lowe's Companies, Inc.
Macy's, Inc.
Office Depot, Inc.
OfficeMax Incorporated
Safeway Inc.
Starbucks Corp.
Sysco Corporation
Target Corporation
The TJX Companies, Inc.
Walgreen Co.
Xerox Corporation

Compensation Findings

Based on its review of the data, the Committee's key findings for the 2012 NEOs are summarized in the table below. Our findings for our CEO's benchmarking review are presented earlier in the Executive Summary. The table below reflects our findings, relative to our peers, of how our CEO, CFO, and NAC and NAS&O Presidents' base salary, total cash compensation, realizable TDC and TDC as reported in our proxy statement compared, over the 2011 period, to total shareholder return, EPS growth, revenue growth, and return on invested capital.

1 Year Financial Performance - Fiscal 2011



Percentile
Base Salary
Total Cash
TDC (Realizable) (1)
TDC (As Reported Value)
Total Shareholder Return
EPS Growth
ROIC %
75th
50th
25th
Actual Performance
-33.9%
7.9%
9.7%

Percentile vs. Peer Group	Base Salary	Total Cash	TDC (Realizable) (1)	TDC (As Reported Value)	Total Shareholder Return	EPS Growth	ROIC %
CEO	44%	41%	25%	36%			
CFO	3%	4%	10%	5%	10%	39%	60%
President NAS&O	29%	35%	24%	34%			
President NAC	29%	38%	25%	35%			

(1) Realizable TDC is the sum of base salary, annual cash bonus paid and the realizable value of equity, which is the sum of the market value on October 31, 2012 (the date of the analysis) of restricted stock grants awarded during the period and the value of stock options awarded during the period as determined by subtracting the grant price from the closing price of $11.52 on October 31, 2012.

Analysis and Conclusions

In December 2012, the Committee reviewed the 2011 and 2009-2011 compensation levels of our NEOs in view of this data and determined that overall compensation was appropriate in view of relative and absolute performance. The Committee's determination was based primarily on the three year realizable TDC for the CEO and the one year realizable and reported compensation elements, all of which were below median for the other NEOs. The Committee also considered, in comparison to the peer data of similarly situated executives, the officers' respective roles and responsibilities within the Company. The Committee's key findings were:

- On balance, our three year performance and total cash and realizable TDC all were generally aligned and were below the median for the CEO.
- The one year realizable TDC for all the NEOs was at or below the 25th percentile of the peer group.
- The one year reported TDC for all the NEOs approximated the lower third of the peer group.

Recognizing the importance of an even stronger emphasis on pay for performance and accounting for feedback from our stockholder outreach program, the Committee decided to eliminate time based restricted stock and stock options for our executive officers and to replace them with performance shares beginning in fiscal year 2013.

Tally Sheets/Termination Scenarios

For our NEOs, the Committee reviews all components of compensation, including salary, bonus, current vested and unvested long term incentive compensation, the current value of owned shares, and cost to us of all perquisites and benefits. In addition, the Committee periodically reviews similar information for other senior executives. The Committee also reviews the projected payout obligations under potential retirement, termination, severance, and change-in-control scenarios to fully understand the financial impact of each of these scenarios to Staples and to the executives. Documentation detailing the above components and scenarios with their respective dollar amounts was prepared by management for each of our NEOs and reviewed by the Committee in March 2012. This information was prepared based on compensation data as of the end of fiscal year 2011 and assumed that the various scenarios occurred at the end of fiscal year 2011. Similar termination scenario information with respect to our 2012 fiscal year is presented under the heading "Potential Payments upon Termination or Change-in-Control." Based on this review and the views of the Committee's independent compensation consultant, the Committee found the total compensation for each of our NEOs under these various scenarios to be reasonable. Many factors were considered, including, but not limited to, the contributions of the executive to Staples, the financial performance of Staples, the marketplace, the particular contemplated scenario and the guidance provided by the compensation consultant.

Input from Management

Certain officers within our Human Resources department regularly attend Committee meetings to provide information and recommendations regarding our executive compensation program, including the Executive Vice President of Human Resources and Vice President of Compensation and Benefits. Among other things, these officers present our CEO's recommendations regarding any change in the base salary, bonus, equity compensation, goals related to performance-based cash or equity compensation and other benefits of other senior executives. These officers also compile other relevant data at the request of the Committee. The CEO's recommendations are based in part on the results of annual performance reviews of the other executives. The Committee is not bound by such recommendations but generally takes them into consideration before making final determinations about the compensation of such executives other than our CEO. The CEO, at the discretion of the Committee, may be invited to attend all or part of any Committee meeting to discuss compensation matters pertaining to the other executives, and in fiscal 2012, he attended four of the five Committee meetings. When discussing compensation matters pertaining to our CEO, the Committee generally meets in executive sessions with its independent compensation consultant without any member of management present.

Administration of Incentive Plans

The Board and the Committee, through delegated powers, have broad discretion in administering the cash and stock incentive plans. This discretion includes the authority to grant awards, determine target awards, and select performance objectives and goals, along with the ability to adopt, amend and repeal such administrative rules, guidelines and practices as deemed advisable. In addition, the Committee has broad discretion to modify awards and determine goal attainment and the payment of awards under each plan. The Committee may determine to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business and whether special one-time or extraordinary gains and/or losses and/or extraordinary events should or should not be included or considered in the calculation of goals. For the cash incentive plans, the Committee can decrease but not increase cash awards.

The Board has delegated authority to the Chairman and CEO to grant stock options, restricted stock units and restricted stock to non-executive employees out of an annual pool of 600,000 shares. On October 1, 2012, a special new hire stock option award was granted for 426,812 stock options to John Wilson, who joined the company as President, Staples Europe. These stock options included a pro rata 2012 award, as well as additional stock options in lieu of a fiscal 2013 grant. The annual pool is designed to be used between quarterly Committee meetings to facilitate making new hire and retention grants and to reward special accomplishments and achievements of associates. Awards from the annual pool are granted on the earlier of the first business day of the month that follows appropriate approval or two business days after the Committee's ratification of the award.

Related Policies and Considerations

Risk Assessment

In December 2012, the Committee conducted its annual risk assessment of our executive officer compensation programs. The evaluation included an analysis of the appropriateness of our peer group, compensation mix, performance metrics, performance goals and payout curves, payment timing and adjustments, equity incentives, stock ownership guidelines/trading policies, performance appraisal process and leadership/culture. In addition, the Committee reviewed the major compensation plans with regard to the number and type of associates covered, performance measures, total cost at target of each program and risk mitigators attributable to each of the programs. The risk mitigators included the balanced mix of cash and equity incentives, the mix and quality of the performance metrics, the stock ownership guidelines and an aggressive recoupment policy. The Committee also considered and reviewed the executive compensation issues raised by the participants in the Company's corporate governance outreach program and the changes made to the executive compensation program as described earlier in this CD&A. Based on its evaluation and recognizing that all compensation programs are inherently risk laden, the Committee determined that the level of risk within our compensation programs was appropriate and did not encourage excessive risk taking by our executives. Accordingly, the Committee concluded that our compensation programs will not have a material adverse effect on the Company.

Best Practices

We historically have implemented compensation best practices. These practices include:

- No employment agreements for NEOs
- No tax gross up payments in future agreements
- Stock ownership guidelines
- Aggressive "clawback" policy
- Predetermined stock grant date
- Double trigger change in control provisions in severance agreements
- Policy prohibiting hedging
- Minimal perks
- Independent compensation consultant hired by the Committee performs no other services for the Company

Some highlights:

Stock Ownership Guidelines. Within five years of becoming a senior executive, our senior executives must attain minimum ownership of Staples common stock equal in value to at least a defined multiple of their salary. The CEO must attain 5x salary.	*Recoupment Policy.* Our annual cash bonus plans, long term incentive plans and/or agreements and severance arrangements provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in certain particularly harmful or unethical behaviors such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the Code of Ethics and breach of key associate agreements.	*Hedging.* Our Insider Trading Policy prohibits, among many other actions, our associates and directors from entering into derivative transactions such as puts, calls, or hedges with our stock.

Our significant policies are located in the Corporate Governance section of our website, www.staples.com.

Tax and Accounting Implications

Under Section 162(m) of the Internal Revenue Code, certain executive compensation in excess of $1 million paid to our CEO and to our three most highly compensated officers (other than the CEO and CFO) whose compensation is required to be disclosed to our stockholders under the Securities Exchange Act of 1934, is not deductible for federal income tax purposes unless the executive compensation is awarded under a performance-based plan approved by stockholders. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible. The Committee intends, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that support attraction and retention of key executives.

All annual cash bonus awards, long term cash awards, stock options and performance shares awarded to our NEOs are paid pursuant to plans approved by our stockholders and are potentially deductible for us. Time-based restricted stock does not qualify for the performance-based exception to Section 162(m), but the Committee in prior years has determined that the retention benefit derived from such awards outweighed any potential tax benefit to us.

The compensation that we pay to our NEOs is expensed in our financial statements as required by U.S. generally accepted accounting principles. As one of many factors, the Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. Stock-based compensation is accounted for as required under FASB ASC Topic 718.

Compensation Committee Report

The Compensation Committee of Staples' Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on this review and discussion, recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee:

Paul F. Walsh, Chairperson
Carol Meyrowitz
Robert Nakasone

SUMMARY COMPENSATION TABLE

The following table sets forth, at the end of our 2012 fiscal year, certain information concerning the compensation of our CEO, CFO, and the three other most highly compensated executive officers, as well as our former CFO, who we refer to collectively as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Ronald L. Sargent	2012	1,203,386	2,467,504	2,467,502	—	336,212	6,474,604
Chairman & CEO	2011	1,174,035	2,272,908	3,401,201	1,427,996	584,964	8,861,104
	2010	1,145,400	7,692,604	3,401,201	2,448,010	477,978	15,165,193
Christine T. Komola *CFO*[6]	2012	430,000	181,208	181,203	—	58,224	850,635
Michael A. Miles, Jr.	2012	710,940	1,114,013	1,114,000	—	1,841,771	4,780,724
President & Chief Operating Officer[7]	2011	710,940	996,103	1,552,601	613,615	72,785	3,946,044
	2010	693,600	2,923,105	1,552,603	1,031,242	81,291	6,281,841
Joseph G. Doody	2012	606,708	650,705	650,702	—	122,515	2,030,630
President, North	2011	591,910	577,606	909,401	482,312	164,948	2,726,177
American Commercial	2010	538,100	1,733,818	909,403	643,060	92,345	3,916,726
Demos Parneros	2012	606,708	650,705	650,702	—	129,674	2,037,789
President, North	2011	591,910	577,606	909,401	458,369	142,909	2,680,195
American Stores & Online	2010	538,100	1,733,818	909,403	668,773	81,443	3,931,537
John J. Mahoney	2012	311,779	—	—	—	389,008	700,787
Former Vice	2011	710,940	996,103	1,552,601	613,615	201,620	4,074,879
Chairman & CFO[6]	2010	693,600	2,923,105	1,552,603	1,031,242	138,529	6,339,079

(1) The amounts shown in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, not the actual amounts paid to or realized by the named executive officers during our 2012, 2011 and 2010 fiscal years. An explanation of the vesting of restricted stock awards and option awards, as well as the methodology for payouts under the 2010 Special Performance and Retention Awards granted in 2010, is discussed in the footnotes to the Grants of Plan-Based Awards for 2012 Fiscal Year and Outstanding Equity Awards at 2012 Fiscal Year End tables below.

(2) The fair value of these awards, which constitute restricted stock awards, is based on the market price of our common stock on the date of grant. For 2010, the amounts also include the 2010 Special Performance and Retention Awards, for which the fair value is calculated at the target share payout as of the grant date.

(3) The fair value of each stock option award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note M in the Notes to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2012 fiscal year.

(4) No amounts were earned in Fiscal 2012 under our Executive Officer Incentive Plan or our Long-Term Cash Incentive Plan as a result of performance below thresholds for payout under these plans.

(5) Includes the following items, as applicable for each named executive officer:
- Contributions made on a matching basis pursuant to the terms of our 401(k) plan and Supplemental Executive Retirement Plan ("SERP");
- Dividend equivalents paid on shares of restricted stock granted prior to January 2009;
- Premiums paid under our executive life insurance and long-term disability plans, reimbursement of taxes owed with respect to such premiums, and premiums paid under our long-term care plan. In fiscal year 2012, annual premiums paid under our executive life insurance plan for Messrs. Sargent, Doody, Parneros and Mahoney and Ms. Komola were $100,000, $50,000, $30,000, $55,000 and $19,304 respectively. There was no annual premium paid for Mr. Miles in 2012. Mr. Miles' life insurance coverage is in the form of Death Benefit Only, providing for Staples to pay his beneficiary upon his death. In fiscal

year 2012, annual premiums paid under our long-term disability plans for Messrs. Sargent, Miles and Parneros were $16,836, $3,697 and $3,569, respectively.

- Tax preparation services;
- Executive physical and registry program; and
- Miscellaneous payments described in the All Other Compensation table.

(6) Effective February 1, 2012, Ms. Komola succeeded Mr. Mahoney as CFO. Mr. Mahoney retired as Vice Chairman effective July 6, 2012.

(7) Effective February 2, 2013, Mr. Miles resigned as President and Chief Operating Officer of the Company.

All Other Compensation

The table below sets forth the dollar amounts that we paid for each applicable item listed above.

Name	Year	401(k)	SERP	Dividend Equivalents	Executive Life Insurance	Long-Term Disability	Long-Term Care	Tax Services	Physical	Misc. (1)
Ronald L. Sargent	2012	$ 2,500	$ 76,715	$ 5,037	$171,527	$ 28,878	$ 1,555	$50,000	$ —	$ —
	2011	2,450	111,925	167,813	222,318	28,903	1,555	50,000	—	—
	2010	2,450	99,142	173,654	121,030	30,147	1,555	50,000	—	—
Christine T. Komola	2012	2,500	18,760	—	28,264	—	1,022	1,326	2,650	3,702
Michael A. Miles, Jr.	2012	2,500	40,133	—	—	6,342	1,206	5,000	—	1,786,590
	2011	2,450	54,587	3,195	—	6,347	1,206	5,000	—	—
	2010	2,450	47,012	16,652	2,499	6,472	1,206	5,000	—	—
Joseph G. Doody	2012	2,500	35,837	1,526	73,206	—	1,796	5,000	2,650	—
	2011	2,450	39,971	5,252	106,850	—	1,796	5,000	3,629	—
	2010	2,450	30,659	9,035	39,776	—	1,796	5,000	3,629	—
Demos Parneros	2012	2,500	34,879	—	51,458	6,157	1,206	5,000	—	28,474
	2011	2,450	40,999	1,871	85,255	6,128	1,206	5,000	—	—
	2010	2,450	38,641	10,145	17,749	6,252	1,206	5,000	—	—
John J. Mahoney	2012	2,500	26,033	2,694	94,340	—	941	—	—	262,500
	2011	2,450	54,587	9,208	119,667	8,825	1,883	5,000	—	—
	2010	2,450	47,012	15,507	59,039	7,638	1,883	5,000	—	—

(1) The "Misc." column includes:

- accrued severance payments for Mr. Miles as detailed in the Termination Scenarios section of this proxy statement;
- payments made to Mr. Mahoney in connection with a consulting agreement for work performed for the Company after his retirement in July 2012 as described in the Termination Scenarios section of this proxy statement; and
- payments made to Ms. Komola and Mr. Parneros as reimbursement for compensation lost as a result of compliance with company policy.

GRANTS OF PLAN-BASED AWARDS FOR 2012 FISCAL YEAR

The following table sets forth summary information regarding grants of plan-based awards made to the named executive officers for our 2012 fiscal year.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*			All Other Stock Awards:	All Other Option Awards:		
Name	Grant Date	Committee Approval Date	Threshold ($)	Target ($)	Maximum ($)	Number of Shares of Stock or Units (#) (1)*	Number of Securities Underlying Options (#) (2)*	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (3)
Ronald L. Sargent		(4)	179,404	1,794,042	3,588,084				
		(5)	329,000	3,290,000	6,580,000				
	7/2/2012	6/3/2012				189,371			2,467,504
	7/2/2012	6/3/2012					824,068	13.03	2,467,502
Christine T. Komola		(4)	20,149	201,485	402,970				
		(5)	24,170	241,700	483,400				
	7/2/2012	6/3/2012				13,907			181,208
	7/2/2012	6/3/2012					60,516	13.03	181,203
Michael A. Miles, Jr.		(4)	71,094	710,940	1,421,880				
		(5) (6)	148,520	1,485,200	2,970,400				
	7/2/2012	6/3/2012				85,496			1,114,013
	7/2/2012	6/3/2012					372,041	13.03	1,114,000
Joseph G. Doody		(4)	48,240	482,398	964,797				
		(5)	86,770	867,700	1,735,400				
	7/2/2012	6/3/2012				49,939			650,705
	7/2/2012	6/3/2012					217,314	13.03	650,702
Demos Parneros		(4)	48,240	482,398	964,797				
		(5)	86,770	867,700	1,735,400				
	7/2/2012	6/3/2012				49,939			650,705
	7/2/2012	6/3/2012					217,314	13.03	650,702
John J. Mahoney		(4)	31,178	311,779	623,558				
		(5) (6)	148,520	1,485,200	2,970,400				

* Equity awards were granted pursuant to our Amended and Restated 2004 Stock Incentive Plan. Non-equity awards were granted pursuant to our Executive Officer Incentive Plan and our Long Term Cash Incentive Plan.

(1) Unless otherwise noted, restricted stock vests 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. Named executive officers are not subject to additional holding periods after equity awards vest.

(2) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" below. Named executive officers are not subject to additional holding periods after such equity awards vest. The stock options expire on July 2, 2022, ten years from the date of grant.

(3) The grant date fair value of the restricted stock granted on July 2, 2012 is $13.03 per share. The grant date fair value of the stock options granted on July 2, 2012 is $2.99 per share. The fair value of each stock option award is estimated as of the date of grant using a binomial valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock option awards is included in Note M in the Notes to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for our 2012 fiscal year.

(4) In March 2012, the Compensation Committee established the performance objectives for fiscal year 2012 under the Executive Officer Incentive Plan, as well as the threshold, target and maximum payment levels. These performance objectives were not achieved and, as a result, no amounts were earned in Fiscal 2012 under our Executive Officer Incentive Plan.

(5) In March 2012, the Compensation Committee established the performance objective for the 2012-2014 awards under our Long-Term Cash Incentive Plan. Actual cash payouts will be determined at the end of the performance cycle based on the extent to which the performance objective is achieved. Our Compensation Committee will certify the results and determine the amount of the payment to be made to a participant at the conclusion of the three-year performance cycle. No payout will be earned if threshold performance is not achieved.

(6) Messrs. Miles and Mahoney will be eligible for a pro-rated award under the Long-Term Cash Incentive Plan based on the number of days worked during the performance cycle.

Accelerated Vesting of Awards

Equity Awards. Under certain circumstances, the vesting or payout of restricted stock, stock options and performance shares may be accelerated as described below.

- *Retirement or Resignation.* If a named executive officer retires or resigns and (i) the age of 65 has been attained, then all stock options and restricted stock awards vest or (ii) the age and years of service requirements of our "Rule of 65" (attainment of age 55 plus years of service to Staples is equal to or greater than 65) have been satisfied, then all stock option awards vest in full.
- *Termination of Employment by Staples.* The 2010 Special Performance and Retention Share Award agreements provide that, if a named executive officer is terminated by Staples other than for "cause" (as defined in the award agreement) prior to a vesting date, all unvested shares shall vest in full.
- *Termination for "Cause" by Staples.* All unvested restricted stock, stock options and performance shares are forfeited if a named executive officer is terminated for cause.
- *Death or Disability.* All restricted stock, stock options and performance shares vest in full upon a named executive officer's death or disability.
- *Change-in-Control.* Under our standard form of non-qualified stock option agreement, a change-in-control would result in a partial vesting acceleration of outstanding options and a termination without cause (or resignation for good reason) within one year after a change-in-control would result in acceleration of vesting of all remaining options. Under our standard form of restricted stock award agreement, a change-in-control would result in acceleration of vesting of all outstanding restricted shares if (1) the change-in-control results in a named executive officer not being offered employment by the surviving corporation under certain conditions or (2) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason). Under the 2010 Special Performance and Retention Share Award agreements, a change-in-control would result in accelerated vesting of shares if (a) the named executive officer does not accept employment with the surviving corporation upon the change-in-control or (b) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason).

Cash Awards. Payments of annual cash bonus awards under the Executive Officer Incentive Plan and long term cash awards under the Long Term Cash Incentive Plan also may be accelerated as described below.

- *Retirement or Resignation.* If a named executive officer terminates his employment before the end of a performance period and if the named executive officer has satisfied the Rule of 65 requirements, then the named executive officer is eligible for (i) a prorated annual cash bonus award based on the number of days the named executive officer was employed during the plan year; and (ii) a prorated long term cash award based on the number of days employed during the performance cycle. A named executive officer that terminates employment before the end of the performance cycle that has not met the requirements of the Rule of 65 is eligible for a prorated long term cash award based on completed years in the performance cycle. In each case of eligibility for a prorated award, the award will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the applicable performance period.
- *Termination of Employment by Staples.* If a named executive officer is terminated by Staples other than for "cause" (as defined in the Long Term Cash Incentive Plan), the named executive officer is eligible for a prorated long term cash award based on the number of days employed during the performance cycle. Prorated awards will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the performance cycle.
- *Termination for "Cause" by Staples.* All annual cash bonus awards and long term cash awards are forfeited if a named executive officer is terminated for cause.
- *Death.* Upon a named executive officer's death before the end of a performance period, annual cash bonus awards and long term cash awards will be paid out at 100% of the target award, regardless of the amount that would have been earned based upon achievement of the performance goals.
- *Disability.* If a named executive officer's employment is terminated due to disability before the end of any performance period, then the named executive officer is eligible for (i) a prorated annual cash bonus award based on the number of days the named executive officer was employed during the plan year; and (ii) a prorated long term cash award based on the number of days employed during the performance cycle. In each case of eligibility for a prorated award, such prorated

award will only be paid out if the Compensation Committee certifies achievement of the objectives and the payouts at the end of the performance period.

- *Change-in-Control.* A change-in-control would entitle a named executive officer at the end of the performance cycle to a long term cash award payment equal to the greater of 100% of the target award or the amount earned based on actual achievement of the performance objectives if (1) the named executive officer does not accept employment by the surviving corporation upon the change-in-control or (2) within one year following the change-in-control, the named executive officer's employment is terminated without cause (or the officer resigns for good reason).

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR END

The following table sets forth summary information regarding the outstanding equity awards held by each of the named executive officers as of the end of our 2012 fiscal year.

		Option Awards				Stock Awards		
Name	Grant Date/ Performance Share Period	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)		Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Ronald L. Sargent	7/2/2012	—	824,068	13.03	7/2/2022	189,371		2,558,402
	7/1/2011	215,753	647,259	15.93	7/1/2021	142,681		1,927,620
	7/1/2010	322,791	322,792	19.27	7/1/2020	58,976		796,766
	7/1/2009	487,068	162,356	20.12	7/1/2019			
	7/1/2008	603,932		24.3	7/1/2018			
	7/2/2007	557,653		24.42	7/2/2017			
	7/3/2006	431,250		24.5	7/3/2016			
	6/30/2005	525,000		21.29	6/30/2015			
	7/1/2004	525,000		19.12	7/1/2014			
	7/1/2003	525,000		12.88	7/31/2013			
	1/31/2010 – 2/2/2013					141,891	(5)	1,916,947
	2/1/2009 – 1/30/2010					43,942	(6)	593,656
Christine T. Komola	7/2/2012	—	60,516	13.03	7/2/2022	13,907		187,884
	7/1/2011	9,851	29,555	15.93	7/1/2021	6,341		85,667
	9/15/2010					4,059		54,837
	7/1/2010	14,739	14,739	19.27	7/1/2020	2,621		35,410
	7/1/2009	22,239	7,414	20.12	7/1/2019			
	7/1/2008	18,736		24.3	7/1/2018			
	7/2/2007	17,300		24.42	7/2/2017			
	7/3/2006	14,075		24.5	7/3/2016			
	6/30/2005	18,000		21.29	6/30/2015			
	7/1/2004	18,000		19.12	7/1/2014			
	7/1/2003	18,000		12.88	7/31/2013			
	2/1/2009 – 1/30/2010					2,007	(6)	27,115
Michael A. Miles Jr.	7/2/2012	—	372,041	13.03	7/2/2022	85,496		1,155,051
	7/1/2011	98,488	295,465	15.93	7/1/2021	62,530		844,780
	7/1/2010	147,350	147,350	19.27	7/1/2020	25,846		349,179
	7/1/2009	222,336	74,112	20.12	7/1/2019			
	7/1/2008	275,682		24.3	7/1/2018			
	7/2/2007	254,557		24.42	7/2/2017			
	7/3/2006	33,979		24.5	7/3/2016			
	7/3/2006	196,875		24.5	7/3/2016			
	6/30/2005	225,000		21.29	6/30/2015			
	7/1/2004	225,000		19.12	7/1/2014			
	10/1/2003	225,000		16.2666	10/31/2013			
	1/31/2010 – 2/2/2013					50,451	(5)	681,593
	2/1/2009 – 1/30/2010					20,059	(6)	270,997

		Option Awards				Stock Awards	
Name	Grant Date/ Performance Share Period	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Joseph G. Doody	7/2/2012	—	217,314	13.03	7/2/2022	49,939	674,676
	7/1/2011	57,687	173,062	15.93	7/1/2021	36,259	489,859
	7/1/2010	86,307	86,307	19.27	7/1/2020	14,988	202,488
	7/1/2009	130,231	43,411	20.12	7/1/2019		
	7/1/2008	161,478		24.3	7/1/2018		
	7/2/2007	149,104		24.42	7/2/2017		
	7/3/2006	14,843		24.5	7/3/2016		
	7/3/2006	115,325		24.5	7/3/2016		
	6/30/2005	75,000		21.29	6/30/2015		
	7/1/2004	75,000		19.12	7/1/2014		
	1/31/2010 – 2/2/2013					30,270 (5)	408,948
	2/1/2009 – 1/30/2010					11,750 (6)	158,743
Demos Parneros	7/2/2012	—	217,314	13.03	7/2/2022	49,939	674,676
	7/1/2011	57,687	173,062	15.93	7/1/2021	36,259	489,859
	7/1/2010	86,307	86,307	19.27	7/1/2020	14,988	202,488
	7/1/2009	130,231	43,411	20.12	7/1/2019		
	7/1/2008	161,478		24.3	7/1/2018		
	7/2/2007	149,104		24.42	7/2/2017		
	7/3/2006	14,843		24.5	7/3/2016		
	7/3/2006	115,325		24.5	7/3/2016		
	6/30/2005	75,000		21.29	6/30/2015		
	7/1/2004	75,000		19.12	7/1/2014		
	7/1/2003	75,000		12.88	7/31/2013		
	1/31/2010 – 2/2/2013					30,270 (5)	408,948
	2/1/2009 – 1/30/2010					11,750 (6)	158,743
John J. Mahoney	7/1/2011	98,488	295,465	15.93	7/1/2021	62,530	844,780
	7/1/2010	147,350	147,350	19.27	7/1/2020	25,846	349,179
	7/1/2009	222,336	74,112	20.12	7/1/2019		
	7/1/2008	275,682		24.3	7/1/2018		
	7/2/2007	254,557		24.42	7/2/2017		
	7/3/2006	33,979		24.5	7/3/2016		
	7/3/2006	196,875		24.5	7/3/2016		
	6/30/2005	150,000		21.29	6/30/2015		
	7/1/2004	150,000		19.12	7/1/2014		
	2/1/2009 – 1/30/2010					20,059 (6)	270,997

(1) Stock options vest 25% per year after the date of grant. The exercisability of the options is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2012 Fiscal Year table above.

(2) The expiration date is typically the tenth anniversary of the date of grant.

(3) Unless otherwise noted, restricted stock vests 50% on the second anniversary of the date of grant and 50% on the third anniversary of the date of grant. The vesting of these restricted stock awards is accelerated in the circumstances described under the caption "Accelerated Vesting of Awards" following the Grants of Plan-Based Awards for 2012 Fiscal Year table above.

(4) Based on the fair market value of our common stock on February 2, 2013 ($13.51 per share).

(5) Performance shares were paid out in March 2013 based on achievement of the performance objectives for fiscal years 2010 through 2012. Awarded shares vest 33% immediately, an additional 33% vest in March 2014 and the remaining 34% vest in March 2015.

(6) Performance shares were paid out in March 2010 based on achievement of the performance objectives for fiscal year 2009. Awarded shares vested 33% in March 2011, an additional 33% vested in March 2012 and the remaining 34% vested in March 2013.

OPTION EXERCISES AND STOCK VESTED DURING 2012 FISCAL YEAR

The following table summarizes the option exercises and vesting of stock awards for each of the named executive officers during our 2012 fiscal year:

	Option Awards		Stock Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($) (1)	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($) (2)
Ronald L. Sargent	562,500	1,241,373	477,916	7,217,126
Christine T. Komola	—	—	6,423	88,517
Michael A. Miles, Jr.	—	—	63,847	880,141
Joseph G. Doody	—	—	26,736	376,397
Demos Parneros	84,499	230,641	37,245	513,540
John J. Mahoney	150,000	89,135	45,905	645,998

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

(2) Represents the fair market value of the stock award on the date of vesting.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2012 FISCAL YEAR

The following table sets forth summary information with respect to each of the named executive officers regarding contributions to our Supplemental Executive Retirement Plan ("SERP") for our 2012 fiscal year:

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY ($) *	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ronald L. Sargent	287,716	76,715	(43,148)	—	5,084,204
Christine T. Komola	35,041	18,760	62,503	—	564,999
Michael A. Miles	40,133	40,133	21,959	—	810,312
Joseph G. Doody	313,270	35,837	538,308	—	5,635,238
Demos Parneros	49,064	34,879	81,842	—	964,297
John J. Mahoney(1)	47,327	26,033	151,585	1,802,935	—

* These contribution amounts are included in the All Other Compensation column of the Summary Compensation Table included in this proxy statement.

(1) Mr. Mahoney took a distribution of his SERP in connection with his retirement in July 2012.

Our SERP is a non-qualified deferred compensation plan which is generally intended to provide comparable benefits above the applicable limits of our 401(k) qualified plan. Our SERP provides participants with a range of well diversified investment options similar to our 401(k) plan. Eligible executives, including the named executive officers, may contribute up to 100% of their base salary and annual cash bonus and will receive matching contributions in cash equal to 100% of each dollar saved, up to a maximum of 4% of base salary and bonus. The matching contributions generally vest 20% per year during the first five years of service based on hours worked during a calendar year. After five years of service, participants are generally fully vested in all matching contributions. All of our named executive officers are fully vested in their SERP balances. Benefits generally are paid to the participant in accordance with a predefined distribution schedule based on the requirements of Section 409A under the Internal Revenue Code. Executives may also contribute a portion of their Long Term Cash Incentive Plan payments; however, they will not receive matching contributions from us.

Potential Payments Upon Termination or Change-in-Control

The tables below show the estimated incremental value transfer to each current named executive officer under various scenarios relating to a termination of employment. The tables below and the discussion that follows assume that such termination occurred on February 2, 2013. The actual amounts that would be paid to any named executive officer can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to associates generally.

FISCAL 2012 TERMINATION SCENARIOS*

	Retirement or Resignation	Termination for Cause	Termination Without Cause	Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability (1)	
Ronald L. Sargent								
Cash Severance Payment	$ —	$ —	$ 4,874,904	$ 4,874,904	$ 7,312,356	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 395,553	$ —	$ 8,188,945	$ 395,553	$ 13,677,991	$ 98,888	$ 13,677,991	
Continuation of Benefits	$ 14,550	$ 14,550	$ 381,384	$ 565,785	$ 565,785	$ —	$ 1,195,838	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ —	$ 7,822,009	(2)
Excise and 409A Tax (Grossed-up)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	(3)
Total	**$ 410,103**	**$ 14,550**	**$ 13,445,233**	**$ 5,836,242**	**$ 21,556,132**	**$ 98,888**	**$ 22,695,838**	

	Retirement or Resignation	Termination for Cause	Termination Without Cause or Resignation for Good Reason	Termination Following Change-in-Control	Change-in-Control Only	Death or Disability(1)	
Christine T. Komola							
Cash Severance Payment	$ —	$ —	$ 549,888	$ 824,832	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ —	$ —	$ —	$ 762,090	$ 7,262	$ 762,090	
Continuation of Benefits	$ —	$ —	$ 39,618	$ 59,740	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 1,505,000	(2)
Total	**$ —**	**$ —**	**$ 589,506**	**$ 1,646,662**	**$ 7,262**	**$ 2,267,090**	
Joseph G. Doody							
Cash Severance Payment	$ —	$ —	$ 924,396	$ 1,386,594	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ 104,311	$ —	$ 513,258	$ 3,494,739	$ 26,078	$ 3,494,739	
Continuation of Benefits	$ 9,142	$ 9,142	$ 91,479	$ 132,900	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 2,669,515	(2)
Total	**$ 113,453**	**$ 9,142**	**$ 1,529,133**	**$ 5,014,233**	**$ 26,078**	**$ 6,164,254**	
Demos Parneros							
Cash Severance Payment	$ —	$ —	$ 991,500	$ 1,487,250	$ —	$ —	
Value of Accelerated Vesting of Incentive Compensation	$ —	$ —	$ 408,948	$ 3,494,739	$ 26,078	$ 3,494,739	
Continuation of Benefits	$ —	$ —	$ 62,863	$ 94,608	$ —	$ —	
Survivor Death Benefit Payout	$ —	$ —	$ —	$ —	$ —	$ 2,669,515	(2)
Total	**$ —**	**$ —**	**$ 1,463,311**	**$ 5,076,597**	**$ 26,078**	**$ 6,164,254**	

(1) Value of Accelerated Vesting of Incentive Compensation in the case of death or disability includes the payout at death for the Long Term Cash Incentive Plan since the death benefit is higher than the disability benefit. All other values are the same for death or disability.

(2) Includes 1 year Executive Officer Incentive Plan payout at target in addition to any Survivor Death Benefit Payout.

(3) Under the terms of Mr. Sargent's long standing severance benefits agreement, we would reimburse Mr. Sargent for any excise tax due under Section 280G of the U.S. Internal Revenue Code incurred in connection with a termination without cause or resignation for

good reason following a change in control of Staples. Based on the estimated amounts as of year end, no excise tax would be due. Mr. Sargent is the only executive with this benefit and, in March 2011, the Committee adopted a policy that, unless required by law, prohibits Staples from entering into any future compensation, severance or employment related agreement that provides for a gross up payment to cover taxes triggered by a change in control, including taxes payable under Section 280G.

* Payouts subject to 409A regulations.

See below for additional explanation of the terms of these payments and our assumptions calculating them. In addition, please see the Compensation Discussion and Analysis section of this proxy statement.

Retirement or Resignation

The "Retirement or Resignation" column includes:

- *Value of Accelerated Vesting of Incentive Compensation.* For Messrs. Sargent and Doody, who have met the age and service requirement under our Rule of 65 (as described under the caption "Accelerated Vesting of Awards following the Grants of Plan Based Awards for 2012 Fiscal Year table earlier in this proxy statement), amounts represent the actual value of all unvested stock options as of fiscal year end.

- *Continuation of Benefits.* The continuation of benefits for Messrs. Sargent and Doody represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination for Cause

The "Termination for Cause" column includes:

- *Continuation of Benefits.* The continuation of benefits for Messrs. Sargent and Doody represents the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan.

Termination without Cause or Resignation for Good Reason

We have entered into severance benefits agreements with each of the named executive officers that provide compensation following a termination without cause or resignation for good reason. The circumstances constituting cause or good reason are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K and our cash and equity incentive plans, if applicable. In general, under the severance benefit agreements and our incentive plans:

- a termination will be for cause if the named executive officer has willfully failed to perform his or her duties, breached any confidentiality or non-compete agreement with us, or engaged in misconduct that harms us; and
- the named executive officer will have good reason to resign if we significantly diminish his or her authority or responsibilities, reduce his or her salary or eligibility for bonus and other benefits, or require that he or she relocate their office more than 50 miles following a change-in-control of Staples.

The "Termination without Cause or Resignation for Good Reason" column includes:

- *Cash Severance Payments.* For Mr. Sargent, the amount represents the continuation of salary and bonus 24 months and for Ms. Komola and Messrs. Doody and Parneros, amounts represent the continuation of salary and bonus for 12 months.

- *Value of Accelerated Vesting of Incentive Compensation.* For Mr. Sargent, pursuant to his severance benefit agreement, the amount represents the actual value of all unvested stock options and restricted stock as of fiscal year end. For Mr. Doody, who has met the age and service requirement under our Rule of 65, the amount represents the actual value of all unvested stock options as of fiscal year end. For all named executive officers, amounts represent the actual value of all unvested 2010 Special Performance and Retention Shares.

- *Continuation of Benefits.* The continuation of benefits represents health and dental insurance coverage for the severance period, as well as executive life insurance. For Messrs. Sargent and Doody, amounts also include the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Termination Following Change-in-Control

Under our severance benefits agreements with the named executive officers, if we terminate the named executive officer's employment without cause or the named executive officer resigns for good reason within two years following a change-in-control of Staples, the named executive officer would receive payments in addition to those triggered by a termination without cause or resignation for good reason. The circumstances constituting a change-in-control of Staples are specifically described in the severance benefits agreements for the named executive officers, which are listed as exhibits to our most recent Annual Report on Form 10-K. In general, a change-in-control will occur:

- if another person becomes the owner of 30% or more of the combined voting power of our stock,
- there is an unwelcome change in a majority of the members of our Board, or
- our stockholders approve a merger with another entity in which our stockholders fail to own more than 75% of the combined voting power of the surviving entity.

The "Termination Following Change-in-Control" column includes:

Cash Severance Payments. For Mr. Sargent, amounts represent the continuation of salary and bonus for 36 months and for Ms. Komola and Messrs. Doody and Parneros, amounts represent the continuation of salary and bonus for 18 months.

- *Value of Accelerated Vesting of Incentive Compensation* - For all named executive officers, amounts represent (i) the actual value of all unvested stock options, restricted stock and, other than Ms. Komola, 2010 Special Performance and Retention Share Awards, each as of fiscal year end, (ii) with respect to the 2011-2013 long term cash awards, the target value of the award minus amounts earned through 2012 fiscal year end, if amounts already earned were below target, and (iii) with respect to the 2012-2014 long term cash award, the target value of the award.

- *Continuation of Benefits*. The continuation of benefits represents health and dental insurance coverage for the severance period, as well as executive life insurance. For Messrs. Sargent and Doody, amounts also include the provision of long-term care coverage beginning at age 65 under a group long-term care insurance plan. The amounts listed are estimates based on the current policies in place after applying a reasonable benefit cost trend.

Change-in-Control Only

The "Change-in-Control Only" column includes:

- *Value of Accelerated Vesting of Incentive Compensation.* For all named executive officers, amounts represent 25% of the actual value of all unvested stock options as of fiscal year end.

Death or Disability

The "Death or Disability" column includes:

- *Value of Accelerated Vesting of Incentive Compensation.* For all named executive officers, amounts represent the actual value of all unvested stock options, restricted stock and, other than Ms. Komola, 2010 Special Performance and Retention Share Awards, each as of fiscal year end, (ii) with respect to the 2011-2013 long term cash awards, the target value of the award minus amounts earned through 2012 fiscal year end, and (iii) with respect to the 2012-2014 long term cash award, the target value of the award (for disability, the named executive officer is eligible for a prorated award based on number of days employed during the performance cycle).

- *Survivor Death Benefit Payout.* For all named executive officers, amounts represent payouts of 100% of base salary for the first year and 50% of base salary for the second and third years, made monthly over a period of three years. Not included in the table above are the death benefit payouts from insurance policies for which the named executive officers pay the premiums. Payouts under these policies would be $1,820,123, $1,820,123, and $1,290,000 for Messrs. Doody and Parneros and Ms. Komola, respectively. Mr. Sargent's life insurance coverage is in the form of a second-to-die policy providing for payments either upon the latter of his death or his wife's death. For purposes of the table above, we have assumed that payments under this policy (which would amount to approximately $12,690,000) are not triggered.

- *Continuation of Benefits*. For Mr. Sargent, amount represents the costs of continuation of executive life insurance premiums needed to support the $12,690,000 death benefit.

If the termination is due to the named executive officer's disability, he or she would be entitled to receive a distribution from our SERP, generally in accordance with the plan provisions and any predefined distribution schedule based on the requirements of Section 409A of the Internal Revenue Code. The named executive officer would also be entitled to receive disability payments from our disability carriers, if the named executive officer has enrolled in such policy. Disability coverage is generally designed to replace 60% of the named executive officer's compensation up to $600,000 for each of the named executive officers who participated in the group disability plan on July 1, 2005. The disability benefit payouts from disability insurance policies for which the named executive officer pays the premiums are not included in the table above. In addition, executive life insurance premiums will be continued to age 65 as necessary to support the life insurance coverage in place at the time of disability.

Agreements Affecting Payments

We provide for forfeiture and recovery of undeserved cash, equity and severance compensation from any associate that engages in misconduct. We also view recoupment as a risk management and asset recovery tool for dealing with particularly harmful or unethical behaviors such as intentional deceitful acts resulting in improper personal benefit or injury to the company, fraud or willful misconduct that significantly contributes to a material financial restatement, violation of the Code of Ethics and breach of key associate agreements. For instance, each of the named executive officers has executed a Non-Competition and Non-Solicitation Agreement and a Confidentiality Agreement that cover the two year period subsequent to termination of his employment. Violation of any of the terms of these agreements entitles us to recover any severance payments and value received in connection with any equity awards.

Actual Payments for 2012 Terminations

Mr. Miles resigned as COO from the Company on February 2, 2013. Pursuant to the terms of his severance agreement, Mr. Miles is entitled to $1,786,590 in cash severance payments, equaling 18 months of salary and bonus. The payments are subject to a 6 month deferral in accordance with the requirements of Section 409A of the Internal Revenue Code and will subsequently be paid in monthly installments. Mr. Miles is also entitled to reimbursement of medical and other welfare benefits for 18 months following his resignation, with an approximate value of $16,878. Mr. Miles is entitled to amounts earned under his long-term cash awards as disclosed in the Summary Compensation Table in prior years and for shares paid out under his 2010 Special Performance and Retention Award as disclosed in the Outstanding Equity Awards at 2012 Fiscal Year End. Beginning on February 3, 2013, Mr. Miles will be employed on a part-time basis to consult on transitional matters related to the Company's international affairs and operations. In consideration of providing these services through August 3, 2013, he will be entitled to $1,000 a month. While serving in this role, he will not be eligible for any other cash or new equity incentives, and his existing equity awards will remain outstanding.

Mr. Mahoney retired as Vice Chairman on July 6, 2012. In connection with his departure, we entered into an agreement with Mr. Mahoney for advisory services as a consultant. Pursuant to the agreement, Mr. Mahoney agreed to provide the services for a period of eight months beginning July 7, 2012 and continuing until March 6, 2013, at a rate of $37,500 per month for a total compensation of $300,000. While serving in this role, he will not be eligible for any other cash or new equity incentives, and his existing equity awards will remain outstanding. As a consultant, Mr. Mahoney is not eligible for any additional health or welfare benefits.

EQUITY COMPENSATION PLAN INFORMATION AT 2012 FISCAL YEAR END

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c) (2)	
Equity compensation plans approved by security holders	44,298,364	(3)	$ 19.83	21,493,769	(4)
Equity compensation plans not approved by security holders	8,839	(5)	$ 11.96	—	
Total	44,307,203		$ 19.82	21,493,769	

(1) Weighted-average exercise price calculation excludes outstanding performance share awards and restricted stock units, which do not have an exercise price.

(2) Does not include up to a maximum of approximately 2,358,836 additional shares that may become available for issuance under the 2004 Plan through the expiration, termination, surrendering, cancellation, forfeiture or settlement of awards granted under the Amended and Restated 1992 Equity Incentive Plan (the "1992 Plan"), as provided in the 2004 Plan. One-half of the total number of shares of common stock covered by the 2004 Plan (including any shares that may become available through the 1992 Plan, as described above) may be granted in the form of restricted stock or other stock-based awards other than options or stock appreciation rights.

(3) Issued pursuant to our Amended and Restated 1990 Director Stock Option Plan, the 1992 Plan and our 2004 Plan. We continue to grant equity awards only under the 2004 Plan. Includes a number of shares estimated as of our 2012 fiscal year end issuable under performance share awards and restricted stock units described under the heading "Long-Term Equity Incentives" in the Compensation Discussion and Analysis section of this proxy statement.

(4) Includes 10,970,270 shares available for issuance under the 2004 Plan as well as 10,523,499 shares available for issuance under our 2012 Employee Stock Purchase Plan (the "ESPP") of which 2,375,049 shares will be issuable in connection with the current ESPP offering period that ends June 30, 2013, assuming that our associates enroll to the same extent they did during the offering period that ended on December 31, 2012 and based on a fair market value of $11.48 per share for our common stock on January 2, 2013 (the first business day of the current offering period). In the event the fair market value of our common stock is less than $11.48 per share on June 30, 2013, we will issue additional shares for the current offering period.

(5) Includes 8,839 shares issuable in connection with current outstanding options under our 1997 United Kingdom Company Share Option Plan.

The following option plan has not been approved by our stockholders. We no longer issue any options under this plan, although options remain outstanding.

1997 United Kingdom Company Share Option Plan

In August 1997, our Board adopted the 1997 United Kingdom Company Share Option Plan (the "UK Option Plan"), pursuant to which stock options for up to 1,687,500 shares of our common stock could be granted to our associates and our subsidiaries' associates, other than executive officers and directors. On June 17, 2004, when our stockholders approved our Amended and Restated 2004 Stock Incentive Plan, we ceased granting stock options under the UK Option Plan. We used the UK Option Plan to compensate associates working in our United Kingdom businesses. Associates working in our United Kingdom businesses were also eligible to receive options under our stockholder-approved equity plans. We filed the UK Option Plan with the SEC as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

The UK Option Plan was designed to be approved by the United Kingdom's Department of Inland Revenue so that associates would not be obligated to pay income tax on the difference between the exercise price of the option and fair market value of our common stock at the option's exercise date. The Department of Inland Revenue approved the UK Option Plan in January 1998. Participants in the UK Option Plan could be granted, in the aggregate over the life of the UK Option Plan, up to 30,000 British pounds of tax-advantaged options. Eligible associates could receive additional non-tax advantaged options under the UK Option Plan.

The UK Option Plan is administered by our Compensation Committee. Our Compensation Committee is authorized to adopt, amend and repeal the administrative rules, guidelines and practices relating to the UK Option Plan and to interpret the provisions of the UK Option Plan. Our Board of Directors may amend, suspend or terminate the UK Option Plan at any time. As noted above, our Board terminated the UK Option Plan, effective June 17, 2004, with respect to future awards.

Our Board or the Compensation Committee selected the recipients of options under the UK Option Plan and determined (1) the number of shares of our common stock covered by such options, (2) the dates upon which such options become exercisable (which is typically 25% on the first anniversary of the date of grant and 2.083% monthly thereafter), (3) the exercise price of options (which may not be less than the fair market value of our common stock on the date of grant), and (4) the duration of the options (which may not exceed 10 years). With respect to options granted within the 30,000 British pound limit, preferential tax treatment generally may only be obtained on the exercise of the option if the option is exercised after the third and before the tenth anniversary of the date of grant and more than three years after the previous exercise of an option which has received preferential tax treatment.

Our Board is required to make appropriate adjustments in connection with the UK Option Plan and any outstanding options under the UK Option Plan to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The UK Option Plan also contains provisions relating to the disposition of options in the event of a merger, consolidation, sale of all or substantially all of the assets, or liquidation of Staples.

As of February 2, 2013, approximately 8 associates have outstanding awards under the UK Option Plan.

Compensation Committee Interlocks and Insider Participation

During our 2012 fiscal year, Ms. Burton, Ms. Meyrowitz, Mr. Nakasone and Mr. Walsh served on the Compensation Committee and were independent directors during such service. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Compensation Committee or our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of reports filed during fiscal year 2012 by the directors, executive officers and beneficial owners of more than 10% of our common stock required to file such reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, and a review of written certifications provided by them to the Company, we believe that all of our directors and executive officers complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

APPROVAL, ON AN ADVISORY BASIS, OF NAMED EXECUTIVE OFFICER COMPENSATION

(Item 2 on the Proxy Card)

Our Board recognizes that it is appropriate to seek on an annual basis the views of stockholders on Staples' executive compensation program. Our stockholders are being asked to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.

The primary objective of our compensation program is to align executive pay with long term stockholder value creation. The "Executive Compensation" section of this proxy statement, including the "Compensation Discussion and Analysis" discussion, describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to the 2012 fiscal year ended February 2, 2013. Following the 2011 advisory vote on executive compensation, the Committee made certain changes that took effect in 2012. These changes included:

- Revised long term cash incentive program goals from annual goals to a 3 year cumulative goal.
- Decreased use of stock options and increased use of performance-based long term cash incentives.
- Targeted market median rather than 75th percentile for long term incentives.
- Included different measures of performance for annual and long term incentive goals.
- Decreased stockholder dilution by replacing equity incentives with cash for associates below the director level.

Highlights from our executive compensation program include the following:

- Over 61% of named executive officers' annual target compensation in 2012 was "at risk" based on performance.
- Total CEO compensation for 2012 as reported in our summary compensation table decreased 27% as compared to 2011. This decrease is due to lower payouts on performance-based compensation, including no payout for 2012 under the annual and long term cash plans, and reduced option awards. The alignment between pay and performance in 2012 is attributable to our emphasis on “at risk” pay.
- For the three year 2009 - 2011 period, compensation decisions were aligned with the marketplace. We successfully aligned compensation with short and long term business objectives. We motivated and retained executives during periods of high volatility in the stock market, a strong market for talented executives and a challenging economic environment.
- Our executive compensation governance includes many best practices, such as stock ownership guidelines, a policy prohibiting hedging, an aggressive "clawback" policy and limited perquisites.

In March 2013, the Committee engaged in a series of discussions focused on potential changes to the compensation program, including a strategic review of executive compensation with its independent executive compensation consultant in light of our new business strategy. The Committee challenged prior program design assumptions and focused on evaluating the performance metrics for each pay element and how those metrics worked together to incent management to execute on the Company's reinvention plan and drive long term stockholder value. As part of this assessment, the Committee considered the complexity of the business, historical regression analysis previously discussed with management, the independent compensation consultant's input on current market practices and prior years' say-on-pay votes, with a desire to create a stronger link between pay and performance and simplify our executive compensation program.

The Committee made the following changes to our 2013 executive compensation program:

- To **support our growth strategy**, our annual cash bonus plan performance metrics will be 50% earnings per share (EPS) and 50% sales. The sales component is weighted 25% total company sales and 25% sales beyond office supplies. For purposes of calculating this metric, the Company defines “office supplies” as paper, ink, toner and core office products (writing, folders, paperclips, etc.).
- To **emphasize long term stockholder value creation**, our long term awards will be in the form of performance shares with performance metrics of 50% return on net asset percentage (RONA%) and 50% sales growth. These long term awards will be subject to a three year performance period, with goals set annually for each year of the cycle. In addition, any award earned based on performance against these metrics will be increased or decreased by 25% based on the Company's cumulative total shareholder return (TSR) over the three year performance period relative to the S&P 500.
- To **ensure pay for performance alignment**, we eliminated annual grants of time-based restricted stock awards and stock options, resulting in a 100% performance-based long term program.
- To **simplify the program**, the long term incentive program will be comprised solely of performance shares.

Our Board is asking stockholders to approve, on an advisory basis, Staples' named executive officer compensation by approving the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement is hereby APPROVED."

As an advisory vote, this proposal is not binding upon Staples. The Compensation Committee considers the results of the voting in making future compensation decisions for our named executive officers.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 3 on the Proxy Card)

The Audit Committee of our Board has selected the firm of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year. Ernst & Young LLP has served as our independent auditor since our inception. Although stockholder approval of the Audit Committee's selection of Ernst & Young LLP is not required by law, our Board believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Audit Committee may reconsider its selection.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

Report of the Audit Committee of the Board

The Audit Committee of the Board of Directors is composed of four members and acts under a written charter, as amended and restated on December 7, 2010, a copy of which is available at our public website at *www.staples.com* in the Corporate Governance section of the Investor Information webpage. The members of the Audit Committee are independent Directors, as defined by its charter and the rules of the SEC and NASDAQ Global Select Market.

The Audit Committee provides independent, objective oversight of Staples' financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation, presentation and integrity of Staples' financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements for the 2012 fiscal year, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young LLP, Staples' independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Staples' accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol.1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence. The Audit Committee discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from management and Staples and considered the compatibility of non-audit related services provided to Staples by the independent registered public accounting firm with the independent registered public accounting firm's independence.

The Audit Committee discussed with Staples' internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Staples' internal controls, and the overall quality of Staples' financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to Staples' Board of Directors, and the Board approved, that Staples' audited financial statements be included in Staples' Annual Report on Form 10-K for the year ended February 2, 2013 for filing with the SEC.

Audit Committee:

Robert Sulentic, Chair
Basil L. Anderson
Justin King
Elizabeth A. Smith

Independent Registered Public Accounting Firm's Fees

Audit Fees

Ernst & Young LLP billed us an aggregate of approximately $9.1 million and $7.2 million in fiscal years 2012 and 2011, respectively, for professional services rendered in connection with our annual audit, the audit of our internal controls over financial reporting, the review of our interim financial statements included in our Form 10-Q, statutory filings, registration statements, accounting consultation and compliance with regulatory requirements.

Audit-Related Fees

Ernst & Young LLP billed us an aggregate of approximately $222,000 and $359,000 in fiscal years 2012 and 2011, respectively, for services related to assistance with internal control reporting, other reports required to satisfy regulatory requirements and employee benefit plan audits.

Tax Fees

Ernst & Young LLP billed us an aggregate of approximately $1.8 million and $2.6 million in fiscal years 2012 and 2011, respectively, for services related to tax compliance, tax planning and tax advice. For fiscal years 2012 and 2011, approximately $150,000 and $160,000, respectively, of these fees was related to tax compliance.

All Other Fees

We did not receive any other services from Ernst & Young LLP; therefore, they did not bill us in fiscal years 2012 and 2011 for other services.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services (other than de minimus non-audit services as defined by the Sarbanes-Oxley Act) unless the service is specifically approved in advance by the Audit Committee. All services provided to us by Ernst & Young LLP in each of fiscal years 2012 and 2011 were approved in accordance with these policies.

STOCKHOLDER PROPOSALS

We have been advised that the following non-binding stockholder proposals will be presented at the 2013 Annual Meeting. The proposals will be voted on if the respective proponent, or a qualified representative, is present at the 2013 Annual Meeting and submits the proposal for a vote. Our respective statements in opposition follow each stockholder proposal.

FOR THE REASONS SET FORTH BELOW IN OUR BOARD'S STATEMENTS IN OPPOSITION, OUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSALS.

The text of the stockholder proposals and supporting statements appear below as received by us, and we assume no responsibility for their content or accuracy.

STOCKHOLDER PROPOSAL TO PROVIDE PROXY ACCESS FOR STOCKHOLDERS HOLDING 1% OF THE COMPANY'S COMMON STOCK FOR ONE YEAR.

(Item 4 on the Proxy Card)

The following stockholder proposal was submitted by Norges Bank Investment Management (the "Proponent"), c/o Grant & Eisenhofer P.A., 123 Justison Street, Wilmington, DE 19801. The Proponent holds 8,339,355 shares (as of December 31, 2012) of our common stock.

RESOLVED:

Staples, Inc.'s ("Staples") shareholders urge the board of directors (the "Board") to amend Staples' bylaws to (1) require Staples to include in proxy materials prepared for an annual shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below, and (2) allow shareholders to vote on such nominee on Staples' proxy card.

The amended bylaws should provide that (a) both the number of candidates a Nominator may nominate, and the number of shareholder-nominated candidates elected, pursuant to this procedure each year shall not exceed one quarter of the number of directors then serving; and (b) a Nominator must:

(1) have beneficially owned 1% or more of Staples' outstanding common stock continuously for at least 1 year before the nomination is submitted;

(2) give Staples written notice not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of (a) all information required under the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, to be disclosed by or relating to an individual nominated for election as a director; and (b) proof that the Nominator owns the required shares (the "Disclosure"); and

(3) certify that it will (a) assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Staples shareholders, including the Disclosure and Statement; and (b) comply with all applicable laws and regulations if it uses soliciting material other than Staples' proxy materials.

The amended bylaws should also provide that the Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement").

The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, and whether the Disclosure and Statement satisfy the bylaws and any applicable federal regulations.

SUPPORTING STATEMENT

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. NBIM recognizes the importance of shareholder nominations and board continuity, and believes the requested requirements would help ensure appropriate use of proxy access.

NBIM seeks to improve Staples' corporate governance practices and enhance shareholder rights. Shareholders must collectively own more than 25% of Staples' outstanding stock in order to call for an extraordinary shareholders' meeting, and Staples combines the CEO and Chairman of the Board roles. Additional information regarding specific instances and issues where Staples' corporate governance practices and performance are inconsistent with NBIM's expectations is available at:

http://www.nbim.no/StaplesProxyAccessProposal2013

The Securities Exchange Act of 1934, and the relevant disclosure rules and regulations thereunder, are available at:

http://www.sec.gov/about/laws/sea34.pdf

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=bc8264802fc43c12b1051dfe10a3f0ea&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.229&idno=17; and

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=53296ee9cc71ca5526059efc2604bc39&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.238&idno=17

Please vote FOR this proposal.

BOARD'S STATEMENT IN OPPOSITION

The Board unanimously recommends that you vote **AGAINST** this proposal for the following reasons:

- The 1%/1-year threshold is unreasonably low;
- May be misused by someone who is seeking to effect a change in control;
- Could be used for special interests;
- Stockholders may not get sufficient information;
- Not needed based on our corporate governance practices; and
- Can lead to distraction and added expenses.

The 1%/1-year threshold is unreasonably low. The proposal would allow any stockholder (or group of stockholders) who collectively owned 1% of the Company's common stock for one year to have their director nominees included in the Company's proxy materials. As of December 31, 2012, Staples had 20 stockholders who held more than 1% by themselves, including the Proponent. As there is no limitation in the proposal as to how many stockholders could combine to surpass the 1% threshold on an aggregate basis, numerous other shareholders could potentially use proxy access under this proposal. We know of no other company in the S&P 500 that provides proxy access with a 1%/1-year threshold. The proxy access rule adopted by the SEC in 2010 required stockholders (or groups) to own at least 3% of a company's stock and to hold those shares for at least three years. The SEC adopted a 3%/3-year standard after considering all relevant interests, including the goals of facilitating stockholder nominations, the possibility of "special interest" nominations, the negative impact on stockholders and companies from the disruption associated with contested elections, and the need to ensure that a nominating stockholder had a long-term interest in the company so that proxy access would not be used to secure short-term gains at the expense of long-term stockholders.

May be misused by someone who is seeking to effect a change in control. The criteria set forth in the proposal for stockholder nominations does not contain the minimum safeguards necessary to protect against stockholder nominations in connection with an attempt to take over the Company in a transaction in which stockholders would be denied fair value for their Staples shares. When the SEC adopted its 3%/3-year proxy access rule, it was concerned that a stockholder might use proxy access in connection with a tender offer or other effort to obtain control of a company. In order to protect against that possibility, the SEC's proxy access rule contained four critical safeguards, and a stockholder could not use the SEC's proxy access rule unless all four of these conditions were satisfied:

- The nominating stockholder must certify that it is not holding any of the company's securities with the purpose, or with the effect, of changing control of the company or to gain more seats on the board than permitted by the proxy access rule;

- The nominating stockholder must not be a member of any group engaged in soliciting or other nominating activities in connection with the election of directors, other than a group of stockholders that submitted a nomination under the proxy access rule;

- The nominating stockholder must not seek, directly or indirectly, either on its own or another's behalf, the power to act as a proxy for stockholders in connection with the election; and

- The nominating stockholder must not be a participant in another person's solicitation in connection with the election.

The Proponent's proposal omits all four of these critical safeguards. As a result, a person conducting a tender offer or a proxy contest to acquire the Company for less than fair value could use the Proponent's process to further its own interest.

Could be used for special interests. Since each 1% holder or group may make proxy access nominations for up to 25% of the board seats and all of those nominees would be required to appear in the proxy statement, this proposal could result in a situation where numerous nominees are named. For example (based on a board size of 12), if five 1% holders submitted three nominees each, the proxy statement would include the Company's 12 nominees plus 15 proxy access nominees. Because this proposal does not limit the number of stockholder nominees, and because this proposal would allow a nominating stockholder to include in the proxy statement 500 words per nominee, this proposal makes it much more likely that the Company's proxy statement will be misused as a forum for stockholders seeking to advance their special interests and that nominations will be made for candidates who are not truly viable or qualified simply to take advantage of the opportunity to include special interest information in the proxy statement.

Stockholders may not get sufficient information. The proposal contemplates fairly limited informational disclosure requirements about the stockholder (or group of stockholders) making the nomination and about the nominee. This shortcoming in the proposal may result in stockholders not being provided with all relevant information about the nominator and its interests and about each stockholder nominee and his or her interests and qualifications. The Board believes such information is important for stockholders to make informed voting decisions. This shortcoming also demonstrates the significant risk of unintended consequences resulting from the adoption of this proposal given the current lack of any well-developed consensus as to what would constitute appropriate processes and procedures in a proxy access provision.

Not needed based on our corporate governance practices. As summarized in more detail at the beginning of the "Corporate Governance" section of this proxy statement, we have a strong set of corporate governance practices: all of our directors are elected annually, our by-laws contain a majority vote standard for uncontested elections of directors, we allow stockholders to act by majority written consent and to call special meetings, we do not have supermajority voting provisions, we do not have stockholders rights plan, and we have a policy requiring stockholder approval of any stockholder rights plan.

We have repeatedly demonstrated that we are thoughtful in listening and responding to our stockholders. For example, as discussed elsewhere in this proxy statement:

- In the fall of 2012, we conducted our annual corporate governance outreach program, during which we approached stockholders representing approximately 50% of our shares and engaged in a constructive dialogue with stockholders representing more than 30% of our shares to learn about their concerns and hear their perspectives on corporate governance, executive compensation, and sustainability matters;

- We made significant changes to our executive compensation program in response to prior advisory votes on executive compensation, the feedback from our corporate governance outreach program and in accordance with our commitment to sound executive compensation governance practices; and

- We have been proactive in adopting many important governance initiatives, such as majority voting, an enhanced political contributions policy, a compensation recoupment policy and Staples Soul, which reflects our commitment to a number of important policies relating to ethics, community, the environment and diversity.

Our Board has been highly responsive over the years, and we believe Staples has been on the leading edge in its efforts to reach out to stockholders to discuss their views. In light of our existing governance provisions, our track record of listening and being thoughtfully responsive to our stockholders and our proactive implementation of various governance policies, we do not believe it is in the best interests of stockholders to support a proxy access provision at this time.

Can lead to distraction and added expenses. This proxy access proposal seeks to create a procedure that could be disruptive and expensive for the Company. Contested elections require substantial attention from the Board and management attention may be taken away from running the Company. Multiple candidates and nominations from competing stockholders could further increase such disruption and expense. The U.S. Court of Appeals for the District of Columbia overturned the SEC's 3%/3-year proxy access rule because the court determined that the SEC had not adequately assessed the expense and distraction proxy contests would entail.

OUR BOARD RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

STOCKHOLDER PROPOSAL REQUIRING COMPANY TO HAVE AN INDEPENDENT BOARD CHAIRMAN

(Item 5 on the Proxy Card)

The following stockholder proposal was submitted by John R. Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of at least 200 shares of our common stock (as of December 19, 2012).

Proposal 5 - Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" for director qualifications and "Concern" in Executive Pay – $9 million for our CEO Ronald Sargent. Plus our high level of executive pay received only 46% support from our shares outstanding.

The only equity pay given to our highest paid executives consisted of stock options and restricted stock, both of which simply vest over time with no job performance requirements. Our CEO received a mega-grant of 860,000 options (after receiving 645,000 options the year before) valued at $3.4 million. Equity pay given as a long-term incentive should include job performance requirements and market-priced stock options could pay off due to a rising market alone, regardless of an executive's performance. Also, our highest paid executives participated in a long-term cash incentive plan, which did nothing to link executive job performance with long-term shareholder value. Moreover, the cash plan incorporated the same annual goals used to determine annual awards, which meant that executives were being paid twice for the same goal.

Six of our directors had 11 to 26 years long-tenure including our Lead Director, Arthur Blank. These long-tenured directors also controlled 67% of our executive pay committee (no surprise) and 67% of our nomination committee. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors. Basil Anderson and Rowland Moriarty topped off their undesirable long-tenure with their work on the boards of a total of 4 large companies each – overextension concern. Long-tenured Paul Walsh was our leader in obtaining negative votes.

Please vote to protect shareholder value:

Independent Board Chairman - Proposal 5

BOARD'S STATEMENT IN OPPOSITION

The Board unanimously recommends that you vote **AGAINST** this proposal for the following reasons:

- An arbitrary policy that mandates an Independent Chairman is not in the best interest of the Company.
- Our independent Board and Lead Director provide proper and effective oversight of management.
- A combined CEO/Chairman does not hinder our Board's ability to monitor CEO performance.

An arbitrary policy that mandates an Independent Chairman is not in the best interest of the Company. Stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Board and the Company based on the facts and circumstances existing from time to time. Under our by-laws and our Corporate Governance Guidelines (the "Guidelines"), every year the Board carefully considers, based on a number of factors, how it should structure its Board leadership. Currently, the Board believes our Chief Executive Officer ("CEO") should serve as Chairman of the Board because he is the director most familiar with the Company's day-to-day operations. The combined role of Chairman and CEO allows for a single, clear focus for command to execute Staples' strategic initiatives and business plans. This proposal would remove this flexibility and narrow the governance arrangements that the Board may consider, which could be contrary to the best interests of our stockholders. The Board believes that it should be permitted to continue to use its business judgment to decide who is the best person to function as Chairman of the Board, considering, among other things, the composition of the Board and the unique issues facing the Company.

Our independent Board and Lead Director provide proper and effective oversight of management. 92% of our Board is independent based on NASDAQ listing standards and our Guidelines. Our directors are engaged, knowledgeable, prepared and assertive. The independent directors generally meet in connection with each regularly scheduled Board meeting and in separate executive sessions without the CEO present. These sessions are led by the Lead Director and include, among other matters, succession planning, the CEO's performance and business strategy. The role of the Lead Director is clearly delineated in our Guidelines which is available on the Staples website, www.staples.com. The duties and responsibilities are reviewed annually by the Nominating and Corporate Governance Committee which consists of independent Directors. Some of the duties and authority of the Lead Director include:

- Call meetings of the independent directors.
- Preside at executive sessions of the independent directors.
- Assure that at least two meetings per year of only the independent directors are held.
- Facilitate communications between the independent directors and the CEO.
- Approve Board agenda and schedules.
- Chair the annual reviews of the CEO.
- Represent the independent directors in meetings with major stockholders.

Our current Lead Director, Arthur M. Blank, is an independent director. Mr. Blank possesses extensive public company experience and has served as the Chairman of the Board of Directors of The Home Depot, Inc.

One of the Company's longstanding governance practices is that all of the members (including the chairs) of the Audit Committee, Finance Committee, Nominating and Corporate Governance Committee, and Compensation Committee are independent directors, nominated to the committees by the Nominating and Corporate Governance Committee. Our directors have complete access to Staples' senior management and are encouraged to make regular contact. The Board and each of the Board's committees also have the authority to retain independent advisors and consultants.

A combined CEO/Chairman does not hinder our Board's ability to monitor CEO Performance. The Board's process for evaluating our CEO's performance involves the participation of all our independent Board members. The evaluation is done in executive sessions without the CEO being present. The evaluation is led by the Chair of the Nominating and Corporate Governance Committee and our independent Lead Director. The evaluation is used by the Compensation Committee in determining the compensation of the CEO. As discussed in further detail under the heading "Compensation Discussion and Analysis," our long-term incentives in our executive compensation program consist of variable, at-risk components that are dependent upon the achievement of goals which are directly related to the financial performance of our business. The evaluation of the CEO's performance is not hindered because we do not have an Independent Chairman.

OUR BOARD RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

(Mark one)

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

For the fiscal year ended:
February 2, 2013

Commission File Number:
0-17586

STAPLES, INC.

(Exact name of registrant as specified in its charter)

STAPLES
that was easy:

Delaware (State or other jurisdiction of incorporation or organization)	**Five Hundred Staples Drive,** **Framingham, MA 01702** (Address of principal executive office and zip code)	**04-2896127** (I.R.S. Employer Identification No.)

508-253-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.0006 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the last sale price of Staples' common stock on July 28, 2012, as reported by NASDAQ, was approximately $8.5 billion. In determining the market value of non-affiliate voting stock, shares of Staples' common stock beneficially owned by each executive officer and director have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 668,351,385 shares of common stock, par value $0.0006, outstanding as of March 4, 2013.

Documents Incorporated By Reference

Listed below is the document incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders	Part III

PART I

Item 1. Business

Staples, Inc. and its subsidiaries ("we", "Staples" or the "Company") is the world's leading office products company. We are committed to providing superior value to our customers through a broad selection of products, easy to use websites, an integrated retail and online shopping experience and a wide range of copy and print and technology services. We pioneered the office products superstore concept by opening the first office products superstore in Brighton, Massachusetts in 1986 to serve the needs of small businesses and consumers, and we currently serve businesses of all sizes and consumers in North America, Europe, Australia, South America and Asia. Our delivery businesses account for a majority of our sales and many of our delivery customers place their orders online, making Staples one of the largest Internet resellers in the world. We operate three business segments: North American Stores & Online, North American Commercial and International Operations. Additional information regarding our operating segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K, and financial information regarding these segments is provided in Note R - Segment Reporting in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Strategy

We view the markets for the products and services we offer as large and diversified. We reach our customers through contract, on-line, catalog and retail sales channels that are designed to be convenient. Our businesses attract different customer groups with distinct purchasing behaviors. Our retail stores and Staples.com website target small businesses and home offices. Our catalog customers are generally small businesses and organizations with up to 20 office workers. Our contract businesses target mid-size businesses and organizations with 20 to 500 office workers, as well as Fortune 1000 companies. Our ability to address customer groups with different needs expands our available market opportunities and increases awareness of the Staples brand. Customers around the world often shop on our websites and in our retail stores, which differentiates our multichannel offering from many of our competitors. This allows us to benefit from a number of important economies of scale, such as enhanced efficiencies in purchasing, distribution, advertising, and general and administrative expenses.

During 2012, we realigned our organization by combining our North American retail stores and our public websites in the United States and Canada, Staples.com, to provide a more integrated and consistent shopping experience for our small business and home office customers. We are also currently engaged in a multi-year effort to reduce our retail square footage in North America and Europe and restructure our European Operations. In addition, we initiated a multi-year cost savings plan to improve efficiency and provide funding to accelerate our growth. Successful execution of our strategy will help us to accelerate our growth and achieve our vision: *every product your business needs to succeed.*

North American Stores & Online

Our North American Stores & Online segment includes the company's retail stores and Staples.com businesses in the U.S. and Canada.

Our strategy for North American Stores & Online focuses on offering easy-to-shop stores and websites with quality products that are in-stock and easy to find, and courteous, helpful and knowledgeable sales associates to support customers across all channels. Our goals are to continue to be a destination for core office supply categories like ink, toner and paper and to become an authority for products and services beyond office supplies, such as facilities and breakroom supplies, copy and print and technology services. Our associates are trained to deliver excellent service by engaging with customers and selling solutions.

Our North American Stores & Online segment consisted of 1,547 stores in the United States and 339 stores in Canada at the end of fiscal 2012. We operate a portfolio of retail store formats, tailored to the unique characteristics of each location. The "Dover" superstore represents the majority of our U.S. store base. The customer friendly "Dover" design appeals to the customer with an open store interior that provides a better view of our wide selection and makes it easier to find products. In an effort to improve store productivity and effectively manage our cost structure, we have reduced the size of our "Dover" store format over time. We have developed a 12,000 square foot prototype that will improve store productivity and incorporate omni-channel features to better address changing customer needs. We also operate smaller format stores designed for rural markets and dense urban markets.

Staples.com includes the activities of our U.S. and Canadian Internet sites, as well as our direct mail catalog business. Staples.com is designed to reach small businesses, home offices and consumers, offering next business day delivery for most orders in the majority of our markets. One of our top priorities in Staples.com is to rapidly expand our assortment beyond office supplies. We continue to make investments in information technology to enhance Staples.com to improve the usability, efficiency and overall customer experience.

We believe that our network of stores and online businesses enhances our profitability by allowing us to leverage marketing, distribution and supervision costs. We have increased our focus on leveraging the synergies between Staples.com and our retail stores with the introduction of new concepts including ship to store, online retail store inventory lookup, reserve online pickup in store, as well as mobile and tablet optimized websites. We believe these new concepts will more seamlessly offer options to shop our products and services, regardless of whether customers physically visit our retail stores or our website.

North American Commercial

Our North American Commercial segment consists of the U.S. and Canadian business units that sell and deliver office products and services directly to businesses, including Staples Advantage and Quill.com.

Our strategies for North American Commercial focus on expanding in categories beyond core office supplies, providing customers with a broad assortment of core office products, increasing our share of wallet with existing customers, and acquiring new customers. We are also focused on serving our customers by continuing to improve our perfect order metric, which measures the number of orders that we fulfill on time and without error, and has led to establishing industry leading customer service standards.

Our Staples Advantage business focuses on serving the needs of mid-sized businesses and organizations as well as Fortune 1000 companies. These customers often require more service than is provided by a traditional retail, online or mail order business. Through our contract sales force we offer full service account management, customized pricing and payment terms, usage reporting, the stocking of certain proprietary items and a wide assortment of environmentally friendly products and services.

Quill.com is an Internet and catalog business with a targeted approach to servicing the needs of small and mid-sized businesses in the United States. To attract and retain its customers, Quill.com seeks to offer outstanding customer service, Quill brand products and special services. Quill.com also operates Medical Arts Press, Inc., an Internet and catalog business offering specialized office supplies and products for health care professionals. Quill.com is viewed separately from our Staples.com business in that its customer base is different and it relies on its direct sales force.

International Operations

Our International Operations segment consists of businesses in 23 countries in Europe, Australia, South America and Asia. The markets for office products and services in these countries are highly fragmented.

Our European Office Products businesses represent a balanced multi-channel portfolio serving contract, retail, Internet, and catalog customers in 16 countries. Our contract business includes sizable operations in Scandinavia, Germany, the United Kingdom and the Netherlands. We operate 283 retail stores, with the largest concentration of stores in the United Kingdom, Germany, the Netherlands and Portugal. We operate Internet and direct mail catalog businesses with a significant concentration of sales in France, Italy and the United Kingdom.

Our strategies for our European Office Products businesses focus on optimizing our assortment, strengthening our value proposition with customers, streamlining our information technology systems, further developing our ecommerce platform, expanding our mix of business services with a focus on copy and print, and leveraging best practices from our North American businesses, including our mid-market contract selling model. We are also focused on improving profitability by closing certain stores that are not achieving the desired financial returns, consolidating sub-scale businesses, streamlining operations to improve efficiencies, increasing sales of higher margin Staples brand products and improving the performance of our supply chain.

Staples Australia serves primarily contract and governmental customers in Australia and New Zealand. In addition, we operate a public website which targets small business and home office customers. Our strategies focus on improving sales force productivity by increasing customer acquisition and retention, and by providing customers with a broad assortment of products and services, including office products, IT solutions, business furniture and print management.

We continue to build a foundation for growth in Asia and South America. We operate retail and delivery businesses in China, a delivery business in Taiwan, a delivery business and 2 stores in Argentina and a delivery business in Brazil. We also have a franchise arrangement in India with our former joint venture partner.

Merchandising and Marketing

We sell a wide variety of office supplies and services, office machines and related products, computers and related products and office furniture. Our merchandising team constantly reviews and updates our product assortment to respond to changing customer needs and to maximize the performance of our key categories. Ink and toner remain important product categories, and we offer our customers a wide assortment, an in-stock guarantee and a strong pricing message which is supported by our loyalty programs. One of our top priorities is to significantly expand our product offering beyond core office supplies. Over the past few years we have had success driving growth in adjacent product categories, such as facilities and breakroom supplies. These positive results have reinforced our strategy and we continue to broaden our offering, focusing on categories including technology products, medical supplies, safety supplies, packaging and shipping supplies, and office decor.

Our merchandising staff uses integrated systems to perform the vast majority of our merchandise planning and product purchasing centrally. Some of our business units, particularly Quill.com, our Canadian operations and our multiple international businesses, leverage our global buying and merchandising staff along with local staff to meet their specific buying and merchandising needs. We purchase products from thousands of vendors worldwide and we believe that competitive sources of supply are available to us for substantially all of the products we carry.

Our product offering includes Staples, Quill, and other proprietary branded products, which represented approximately 28% of our sales in 2012. We offer more than 10,000 own brand products and services, including an assortment of products with various environmental attributes, which includes our "Sustainable Earth" brand products. Own brand products deliver value to our customers with prices that are on average 10% to 20% lower than the national brand, while generating higher gross margin rates on average than national brands. Our own brand strategy focuses on offering national brand quality at lower prices. We have brought to market hundreds of new own brand products in the last year, many of which are innovative and exclusive to Staples. Our sourcing office in Shenzhen, China supports our own brand strategy by driving high quality and lower costs, and by bringing new products to market more quickly. In addition to our proprietary branded products, we also differentiate our core product offering through exclusive third-party relationships. For instance, we now sell an exclusive and innovative line of Martha Stewart home office products in our retail stores and on our websites.

In addition to products, we also offer a broad array of services, which represented 6.7% of our sales in 2012. This includes copy and print services that we provide to our retail and delivery customers, as well as technology services that we provide through our "EasyTech" business in North American Stores and Online. The market for these services is highly fragmented, and we believe we have a significant opportunity to offer these services to existing customers and acquire new customers. Over the past several years, we have upgraded the technology, signage, labor, training and quality of these services to increase sales by driving greater customer awareness and differentiate our offering.

The following table shows our sales by each major category as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Office supplies	43.9%	44.6%	44.0%
Services	6.7%	5.7%	5.3%
Office machines and related products	29.7%	29.4%	29.9%
Computers and related products	14.1%	15.2%	15.6%
Office furniture	5.6%	5.1%	5.2%
	100.0%	100.0%	100.0%

We utilize a variety of marketing vehicles to drive brand awareness and sales of products and services to both new and existing customers. These vehicles include broad-based media such as television, radio, newspaper circulars and Internet advertising, including mobile applications and social media. Increasing our presence in social media is important as this is a new and growing way for Staples to interact with and serve our customers. We also utilize catalogs, e-mail marketing, loyalty programs and sophisticated direct marketing capabilities. In addition, we market to larger customers through a combination of direct mail catalogs, customized catalogs and a field sales force. We change our level of marketing spend, as well as the mix of media employed, depending upon market, customer value, seasonal focus, competition and cost factors. This flexible approach allows us to optimize the effectiveness and efficiency of our marketing expenditures. We continue to improve our systems and capabilities to track our customers' multi-channel purchasing behaviors and to execute more effective direct marketing and customer loyalty programs to drive higher sales across all our channels.

Supply Chain

We operate two networks to fulfill the majority of our replenishment and delivery needs in North America. Our network of 66 delivery fulfillment centers supports our North American Commercial and Staples.com operations. We operate a separate network of four large distribution centers to support our U.S. retail store operations. Our retail distribution centers provide us with significant labor and merchandise cost savings by centralizing receiving and handling functions, and by enabling us to purchase in full truckloads and other economically efficient quantities from suppliers. Our centralized purchasing and distribution systems enable our store associates to spend more time on customer service and store presentation. Since our distribution centers maintain backup inventory, our in-store inventory requirements are reduced, allowing us to more efficiently operate our retail stores.

In Europe, we are in the process of reducing the complexity and redundancy of our distribution network. We are standardizing all of our supply chain processes and systems architecture, and continuing to consolidate facilities. These efforts are expected to improve customer service and quality, drive cost savings and increase overall operating efficiency.

Associates

We have a strong corporate culture. During 2012, we implemented a set of revised corporate values which guide our interactions with customers and each other. These values represent what matters most at Staples, are critical to bringing our vision to life and include: *own it*; *say it like it is*; *be caring*; *keep it simple*; and *work together*. We place great importance on recruiting, training, retention and providing the proper incentives for high quality associates. Offering attractive growth and development opportunities and a commitment to a diverse and safe work environment, we pride ourselves on being a great place to work.

We consider customer relations and our associates' knowledge of our product and service offerings to be key to our marketing approach and our ability to deliver customer satisfaction. Associates are trained in a number of areas, including where appropriate, sales techniques, management skills and product knowledge.

As of February 2, 2013, Staples employed 50,020 full-time and 35,067 part-time associates.

Staples Soul

Staples is committed to responsible corporate citizenship, or what we refer to as Staples Soul. Staples Soul is a holistic approach to business that recognizes the close connection between our financial success and our desire to make a positive impact on our associates, communities and the planet. We believe Staples Soul helps to make us an employer and neighbor of choice, differentiates our brand and allows us to grow profitably and responsibly. To support this commitment, Staples created the role of chief cultural officer, responsible for driving improved associate engagement and coordinating Staples' approach to corporate responsibility. For more information, visit www.staples.com/soul.

Ethics - Ethics at Staples is part of our culture. Staples maintains ethical business practices by encouraging open and honest communication and fostering an environment where it is safe to speak up without fear of retaliation. Through our Code of Ethics and ongoing communications and training programs, we make it easy for associates around the world to understand what they need to know and do to make sound decisions in the best interests of our company and shareholders. These efforts help ensure that our associates build trusting relationships with customers and other stakeholders, thus strengthening and protecting Staples' brand reputation.

Environment - At Staples, our vision is to generate business and environmental benefits - for ourselves, our customers and our communities - by leading the way in sustainable business practices. We are working to achieve this vision through a continued focus on sourcing and selling more sustainable products, improving our offering of recycling and other green services, maximizing our energy efficiency and renewable energy use and eliminating waste.

Diversity - Staples' commitment to diversity and inclusion stems from our recognition that being a successful company requires people with diverse backgrounds and perspectives. We know that differences in age, race, gender, nationality, sexual orientation, physical ability, background and thinking style allow us to be more innovative as a company. We believe that attracting, developing and retaining an associate base that reflects the diversity of our customers is essential to our success. Our diverse workforce and network of suppliers strengthens relationships with our customers and gives us the flexibility to adapt to the ever-changing global marketplace.

Community - Staples is dedicated to providing education and job skills opportunities in communities where our customers and associates live and work with a primary focus on supporting disadvantaged youth, from literacy and mentoring to career skills development initiatives. We support these causes through corporate contributions, in-kind donations and grants from Staples Foundation, our private charitable arm. We also encourage our associates and customers to contribute their time and resources as well. Through our global community and giving efforts, we have helped more than 6,500 organizations in local communities across 26 countries.

Competition

We compete with a variety of online and traditional retailers, dealers and distributors in the highly competitive office products market. We compete in most of our geographic markets with other high-volume office supply providers, including Office Depot, OfficeMax and Lyreco, as well as mass merchants such as Wal-Mart, Target and Tesco, warehouse clubs such as Costco, computer and electronics retail stores such as Best Buy, specialty technology stores such as Apple, copy and print businesses such as FedEx Office, online retailers such as Amazon.com and other discount retailers. In addition, our retail stores and delivery operations both compete with numerous mail order firms, contract stationers, electronic commerce distributors, regional and local dealers and direct manufacturers. Many of our competitors have increased their presence in our markets in recent years.

We believe we are able to compete favorably against our competitors because of the following factors: our focus on business customers; our tenured management team's ability to respond to the dynamic markets in which we operate and the changing needs of our customers; courteous, helpful and knowledgeable associates focused on making it easy for customers to buy office products and services; a wide assortment of products and services that are in-stock and easy to find, either in stores or on our websites; fast checkout; easy to use web sites; reliability and speed of order shipment; convenient store locations; hassle-free returns and competitive prices.

Trademarks, Patents, Copyrights and Domain Names

We own or have applied to register numerous trademarks and service marks in the United States and throughout the world in connection with our businesses. Some of our principal global and regional marks include Staples, the Staples red brick logo, Staples the Office Superstore, the Easy Button logo, "that was easy", Quill.com, Corporate Express and many other marks incorporating "Staples" or another primary mark, which in the aggregate we consider to be of material importance to our business. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

We own and maintain a number of patents on certain products, systems and designs. We also own copyrights for works such as packaging, training materials, promotional materials, computer software, in-store graphics, website content and multi-media. In addition, we have registered and maintain numerous Internet domain names, including many that incorporate "Staples."

Available Information

We maintain a web site with the address www.staples.com. We are not including the information contained on our web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC").

We were organized in 1985 and are incorporated in Delaware.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, their respective ages and positions as of March 4, 2013 and a description of their business experience are set forth below. There are no family relationships among any of the executive officers named below.

Stephen Bacica, age 41

Mr. Bacica has served as Senior Vice President and Corporate Controller since August 2012. Prior to joining Staples, Mr. Bacica served as the Senior Vice President and Chief Accounting Officer of MCG Capital Corporation, a business development company, from May 2008 until November 2008, and served as its Executive Vice President, Chief Financial Officer and Treasurer from November 2008 until May 2012. Prior to joining MCG Capital Corporation, Mr. Bacica served as Vice President, Accounting Policy of Marriott International, Inc., a worldwide operator and franchisor of hotels and timeshare properties, from April 2006 to May 2008. Mr. Bacica also served as Senior Director, Accounting Policy of Marriott from July 2004 to April 2006 and as Director, Accounting Policy of Marriott from May 2002 to July 2004. Prior to his employment with Marriott, Mr. Bacica worked at PricewaterhouseCoopers LLP, where he held positions of Audit Manager, Senior Associate and Associate and Mr. Bacica also worked at the SEC, where he served as Senior Staff Accountant and Staff Accountant.

Joseph G. Doody, age 60

Mr. Doody has served as President—North American Commercial since January 2013. Previously, Mr. Doody served as President—Staples North American Delivery since March 2002. Prior to that, he served as President—Staples Contract & Commercial from November 1998, when he first joined Staples, until March 2002.

Christine T. Komola, age 45

Ms. Komola has served as Senior Vice President and Chief Financial Officer since February 2012. Prior to that, she served as the Senior Vice President and Corporate Controller from July 2004 to January 2012. She also served as the Senior Vice President, General Merchandise Manager for furniture from January 2002 to July 2004. She has also held other roles within Staples since joining in April 1997, including Assistant Controller, Vice President of Planning, Margin and Control and Chief Financial Officer of Staples.com.

Demos Parneros, age 50

Mr. Parneros has served as President—North American Stores & Online since January 2013. Previously, Mr. Parneros served as President— U.S. Stores since April 2002. Prior to that, he served in various capacities since joining Staples in October 1987, including Senior Vice President of Operations from March 1999 to March 2002 and Vice President of Operations from October 1996 to February 1999.

Ronald L. Sargent, age 57

Mr. Sargent has served as Chairman since March 2005, as Chief Executive Officer since February 2002 and as a Director since 1999. Prior to that, he served in various capacities since joining Staples in March 1989, including President from November 1998 to January 2006, Chief Operating Officer from November 1998 to February 2002, President—North American Operations from October 1997 to November 1998, and President—Staples Contract & Commercial from June 1994 to October 1997.

Michael Williams, age 59

Mr. Williams has served as Senior Vice President, General Counsel and Secretary since November 2012. Prior to joining Staples, Mr. Williams served as Executive Vice President, General Counsel and Secretary of Sony Electronics, Inc., a consumer electronics company, from March 2004 to October 2012 with responsibility for legal operations of several professional and consumer electronics companies in the U.S., Central America and South America. Before joining Sony, Mr. Williams was a partner at the law firms of Heller Ehrmann LLP from April 1998 to March 2004 and Andrews Kurth LLP from February 1991 to April 1998. Mr. Williams also served as an infantry officer in the U.S. Marine Corps.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our Business set forth in Item 1 and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Appendix B ("MD&A") contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("the Exchange Act").

Any statements contained in or incorporated by reference into this report that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by use of the words like "believes," "expects," "anticipates," "plans," "may," "will," "would," "intends," "estimates" and other similar expressions, whether in the negative or affirmative. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management's beliefs and assumptions and should be read in conjunction with our MD&A, our consolidated financial statements and notes to consolidated financial statements included in Appendix C. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in the forward-looking statements made. There are a number of important risks and uncertainties that could cause our actual results to differ materially from those indicated by such forward-looking statements. These risks and uncertainties include, without limitation, those set forth below under the heading "Risk Factors" as well as risks that emerge from time to time that are not possible for us to predict. Forward-looking statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated). We disclaim any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Item 1A. Risk Factors

Global economic conditions could adversely affect our business and financial performance.

As the world's leading office products company operating in 26 countries, our operating results and performance depend significantly on worldwide economic conditions and their impact on business and consumer spending. Increases in the levels of unemployment, particularly white collar unemployment, energy and commodity costs, health care costs, higher interest rates and taxes, a return to tighter credit markets, reduced consumer credit availability, turmoil in the financial markets (including recent events in the European Union), lower consumer confidence, lack of small business formation and other factors could result in a decline in business and consumer spending. Although there has been modest improvement in some of these measures, the political and economic environment in Europe has not improved, and the level of business and consumer spending across the globe is not where it was prior to the global recession. Our business and financial performance may continue to be adversely affected, and our ability to generate cash flow may be negatively impacted, by current and future economic conditions if there is a renewed decline in business and consumer spending or if such spending remains stagnant.

We face uncertainties in connection with the implementation of our strategies to transform our business, and our inability to successfully implement our strategies could adversely affect our business and financial performance.

In September 2012, we announced plans to transform our business, including accelerating growth in online businesses by expanding our product assortment, integrating our retail and online offering, improving store productivity in North America, restructuring operations in order to reduce complexity and improve profitability of our European operations, and initiating a multi-year cost savings plan in order to help fund these investments. The success of our transformation is subject to both the risks affecting our business generally and the inherent difficulty associated with implementing our new strategies and is dependent on the skills, experience, and efforts of our management and other associates and our success with third parties. If we are unable to successfully implement our plans, we risk taking additional charges in the future, including potential impairment of assets and charges for additional restructuring activities that may be required. To the extent we pursue acquisitions or other operational and strategic opportunities, our success will depend on selecting the appropriate targets or partners, completing integration efforts quickly and effectively and realizing any expected synergies and cost savings. There is no assurance that we will be able to successfully implement these strategic initiatives or that the implementation of changes will result in the benefits or costs savings at the levels that we anticipate or at all, which may result in an adverse impact on our business and financial results.

We have recognized substantial goodwill impairment charges in the current fiscal year and may be required to recognize additional goodwill impairment charges in the future.

During the third quarter of 2012, we recorded a pre-tax goodwill impairment charge of $771.5 million related to our Europe Retail and Europe Catalog reporting units as a result of industry trends and the ongoing economic weakness in Europe, and the related strategic decision to reallocate resources to other Staples business units with greater growth potential. At February 2, 2013, we had $3.22 billion of remaining goodwill on our balance sheet, and we could experience material goodwill impairment charges in the future. Certain factors, including consumer spending levels, industry and macroeconomic conditions, the price of our stock and the future profitability of our businesses, might have a negative impact on the carrying value of our goodwill. The process of testing goodwill for impairment involves numerous judgments, assumptions and estimates made by management which inherently reflect a high degree of uncertainty. In addition, our goodwill impairment analysis includes a comparison of the aggregate estimated fair value of all reporting units to our total market capitalization. If the business climate deteriorates, if our plans change or if we fail to manage our restructuring activities successfully, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill may become impaired in future periods. This would in turn have an adverse impact on our financial position and results of operations.

Our market is highly competitive and we may not be able to continue to compete successfully.

The office supply and services market is highly competitive. We compete with a variety of local, regional, national and international retailers and online and traditional retailers, dealers and distributors for customers, associates, locations, products, services, and other important aspects of our business. In most of our geographic markets, we compete with other high-volume office supply providers such as Office Depot, OfficeMax and Lyreco, as well as mass merchants such as Wal-Mart, Target and Tesco, warehouse clubs such as Costco, computer and electronics retail stores such as Best Buy, specialty technology stores such as Apple, copy and print businesses such as FedEx Office, online retailers such as Amazon.com, and other discount retailers. We also compete with numerous mail order firms, contract stationer businesses, electronic commerce distributors, regional and local dealers and direct manufacturers. Some of our current and potential competitors are larger than we are, may have more experience in selling certain products or delivering services or may have substantially greater financial resources. Also, many of our competitors have increased their presence in our markets in recent years by expanding their assortment of office products and services, opening new stores near our existing stores, and offering direct delivery of office products. Intense competitive pressures from one or more of our competitors could affect prices or demand for our products and services. If we are unable appropriately respond to these competitive pressures, or offer the appropriate mix of products and services at competitive prices, our financial performance and market share could be adversely affected.

If the products and services that we offer fail to meet our customer needs, our performance could be adversely affected.

We believe that the strategic plan we announced in September 2012 will help us to accelerate our growth and achieve our vision: *every product your business needs to succeed.* One of our top priorities is to significantly expand our product offering beyond core office supplies. Over the past few years we have had success driving growth in adjacent product categories, such as facilities and breakroom supplies. These positive results have reinforced our strategy and we are now continuing to broaden our offering, focusing on categories including technology products, medical supplies, safety supplies, packaging and shipping supplies, and office decor. Our success is contingent on providing our customers the selection of products, as well as services, at competitive prices that meet customers' changing needs and purchasing habits. If we misjudge either the demand for products and services we sell or our customers' purchasing habits and tastes, we may be faced with excess inventories of some products or missed opportunities for products and services we do not offer. Failure to provide the products and services preferred by our customers could have a material adverse affect on our revenue, results of operations and ability to attract and retain customers.

We may be unable to continue to enter new markets successfully.

An important part of our business plan is to increase our presence in new markets, which includes accelerating growth in our online businesses and providing new products and service offerings. We may have limited experience in newer markets, and any such offerings may present new and difficult challenges. For example, when entering a new geographic or product market, customers may not be familiar with our brand or our competitors may have a larger, more established market presence. Our sales or profit levels in newer activities thus may not be successful enough to recoup our investments in them and may reduce our overall profitability. In addition, for our strategy to be successful, we must hire and train qualified associates and adapt management and operational systems to meet the needs of our expanded operations. If we are unable to enter new markets as efficiently as we planned, our future sales and profits may be adversely affected.

Our international operations expose us to risks inherent in foreign operations.

We currently operate in 25 countries outside the United States. In certain international market segments, we may not benefit from any first-to-market advantages or otherwise succeed. Cultural differences abroad and local practices of conducting business may conflict with our own business practices and ethics standards. Ensuring compliance with foreign and U.S. laws and our own policies may require that we implement new operational systems and financial controls, conduct audits or internal investigations, train our associates and third parties on our existing compliance methods, and take other actions, all of which may be expensive, divert management's time and impact our operations. There are also different employee/employer relationships and in some cases the existence of workers' councils that may delay or impact the implementation of some of these operational systems. In addition, differences in business practices in our international markets may cause customers to be less receptive to our business model than we expect.

Risks inherent in international operations also include, among others, the costs and difficulties of managing international operations, adverse tax consequences and greater difficulty in enforcing intellectual property rights. Other factors that may also have an adverse impact on our international operations include limitations on the repatriation and investment of funds, foreign currency exchange restrictions, complex import and export schemes, increased local competition, our lack of familiarity with local customer preferences, unfavorable foreign trade policies, unstable political or economic conditions, and geopolitical events, including war and terrorism.

Our effective tax rate may fluctuate.

We are a multi-national, multi-channel provider of office products and services. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which we operate. Our effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of our income, any agreements we may have with taxing authorities in various jurisdictions, changes in the laws and the tax filing positions we take in various jurisdictions. In addition, our effective tax rate may fluctuate quarterly, and the resulting tax rate may be negative or unusually high as a result of significant charges in a quarter that are not tax deductible, such as those charges associated with goodwill and long-lived asset impairment and our restructuring activities that we recorded in 2012. We base our estimate of an effective tax rate at any given point in time upon a calculated mix of the tax rates applicable to our company and to estimates of the amount of business likely to be done in any given jurisdiction. The loss of one or more agreements with taxing jurisdictions, a change in the mix of our business from year to year and from country to country, changes in rules related to accounting for income taxes, adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, or changes in tax laws in any of the multiple jurisdictions in which we operate could result in an unfavorable change in our effective tax rate which could have an adverse effect on our business and results of our operations.

Fluctuations in foreign exchange rates could lead to lower earnings.

As we have expanded our international operations, our exposure to exchange rate fluctuations has increased. Sales from our delivery operations and stores outside the U.S. are denominated in the currency of the country in which these operations or stores are located and changes in foreign exchange rates affect the translation of the sales and earnings of these businesses into U.S. dollars for financial reporting purposes. Additionally, merchandising agreements may also be denominated in the currency of the country where the vendor resides. Although we attempt to mitigate such risks by sometimes entering into foreign exchange hedges or utilizing risk management strategies, such hedges and strategies themselves present some risk and thus may not be entirely successful in mitigating the risk.

We may be unable to attract, train, engage and retain qualified associates.

Our customers value courteous and knowledgeable associates, and an important part of our "Easy" brand strategy is a positive customer service experience. Accordingly, our performance depends on attracting, training, engaging and retaining a large number of qualified associates. We face intense competition for qualified associates, particularly in tight labor markets in emerging markets. Many of our associates, particularly in retail stores, are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the workforce, unemployment levels, prevailing wage rates, changing demographics, health and other insurance costs and the cost of compliance with labor and wage laws and regulations. If we are unable to attract, train, engage and retain a sufficient number of qualified associates, our business and financial performance may be adversely affected.

Our quarterly operating results are subject to significant fluctuation.

Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Historically, sales and profitability are generally stronger in the second half of our fiscal year than the first half of our fiscal year due in part to back-to-school, holiday and back-to-business seasons. Factors that could also cause these quarterly fluctuations include: the mix of products sold; pricing actions of competitors; the level of advertising and promotional expenses; the expense and outcome of legal proceedings; severe weather; consumer confidence; and the other risk factors described in this section. Most of our operating expenses, such as occupancy costs and associate salaries, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations, we may not proportionately reduce operating expenses for that quarter, and therefore such a sales shortfall would have a disproportionate effect on our net income for the quarter.

Our indebtedness could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

On October 1, 2012, we repaid all of our $325 million 7.375% senior notes. In February 2013, we concluded a tender offer of our 9.75% notes due in January 2014, which resulted in the repurchase of $632.8 million of these notes and left $867.2 million notes outstanding. Also, in January 2013, we issued $500 million 2.75% senior notes due January 2018 and $500 million 4.375% senior notes due January 2023. As of February 2, 2013, our consolidated outstanding debt was $1.99 billion. As of February 2, 2013, we also had $1.21 billion of additional borrowing capacity under our commercial paper program, revolving credit facility and other lines of credit. We are not restricted from incurring substantial additional indebtedness in the future. Incurring substantial indebtedness in the future could reduce our ability to obtain additional financing for working capital, capital expenditures, acquisitions, and other general corporate purposes and could make us more vulnerable to economic downturns and economic pressures. Our level of indebtedness may also place us at a competitive disadvantage against less leveraged competitors. If we default or breach our obligations, we could be required to pay a higher rate of interest or lenders could require us to accelerate our repayment obligations.

Our expanded offering of proprietary branded products may not improve our financial performance and may expose us to intellectual property liability, product liability, import/export liability, government investigations and claims, and other risks associated with global sourcing.

Our product offering includes Staples, Quill and other proprietary branded products and services, which represented approximately 28% of our sales in fiscal 2012 and which typically provide for higher margins. Our proprietary branded products compete with other manufacturers' branded items that we offer. An increase in our proprietary branded products and services also exposes us to added risks that could increase the cost of doing business, such as third party intellectual property infringement, false advertising, and product liability claims against us with respect to such products and services; and import and export compliance issues. Furthermore, although we have implemented policies and procedures designed to facilitate compliance with laws and regulations relating to importing merchandise from abroad, there can be no assurance that contractors, agents, vendors, manufacturers or other third parties with whom we do business will not violate such laws and regulations or our policies, which could subject us to liability and could adversely affect our operations or operating results. We also have greater exposure and responsibility to the consumer for replacements as a result of product defects. If any of our customers are harmed by our proprietary branded products or services, they may bring product liability and other claims against us or we may have to issue voluntary or mandatory recalls.

The more proprietary branded products and services we offer, the more these risks increase. A loss of consumer acceptance of these products could also adversely affect our sales and gross margin rates. Any of these circumstances could damage our reputation and have an adverse effect on our business and financial performance.

Problems in our information systems and technologies may disrupt our operations.

We rely heavily on various information systems and technology to sell and deliver our products and services and operate our business, including systems to track inventory, to process and record transactions, to generate financial reports and to communicate with our associates, vendors and customers. Our ability to attract and retain customers, compete and operate effectively depends in part on a consistent, secure and easy to use technology infrastructure with reliable back-up systems. Any disruption to the Internet or our technology infrastructure, including a disruption affecting our web sites and information systems, may cause a decline in our customer satisfaction, jeopardize accurate financial reporting, impact our sales volumes or result in increased costs. We may also outsource our information technology to third parties. Although we continue to invest in our technology, if we are unable to continually add software and hardware, effectively manage or upgrade our systems and network infrastructure, and develop effective system availability, disaster recovery plans and protection solutions, our business could be disrupted thus subjecting us to liability and potentially harming our reputation.

In addition, we will periodically make modifications and upgrades to our information systems and technology. Some of these modifications and upgrades will be outsourced to third parties. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. Although we make a diligent effort to ensure that all providers of outsourced services observe proper internal control practices and procedures, we cannot assure that failures will not occur. We are aware of inherent risks associated with replacing our systems, including accurately capturing data, system disruptions and outsourcing to third parties. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

Compromises of our information systems or unauthorized access to confidential information or our customers' or associates' personal information may materially harm our business or damage our reputation.

Through our sales and marketing activities and our business operations, we collect and store confidential information and certain personal information from our customers and associates. For example, we handle, collect and store personal information in connection with our customers purchasing products or services, enrolling in our promotional or rewards programs, registering on our web site or otherwise communicating or interacting with us. We also process payment card information and check information. In addition, in the normal course of business, we gather and retain personal information about our associates and generate and have access to confidential business information. We may share confidential and personal information with vendors or other third parties in connection with processing of transactions, operating certain aspects of our business or for marketing purposes. Although we have taken steps designed to safeguard such information, there can be no assurance that such information will be protected against unauthorized access, use or disclosure. Computer hackers may attempt to penetrate our or our vendors' network security and, if successful, misappropriate such information. A Staples associate, contractor or other third-party with whom we do business may also misuse confidential or personal information to which they have access; attempt to circumvent our security measures in order to obtain such information; or inadvertently cause a breach involving such information. We could be subject to liability for failure to comply with privacy and information security laws, for failing to protect personal information, or for misusing personal information, such as use of such information for an unauthorized marketing purpose. Loss, unauthorized access to, or misuse of confidential or personal information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by the actions of and risks associated with third-party vendors and service providers.

The products we sell are sourced from a wide variety of third-party vendors. In general, we do not have long-term contracts with these vendors committing them to provide products to us on acceptable terms. For example, we derive benefits from vendor allowances and promotional incentives which may not be offered in the future. We also cannot control the supply, design, function or cost of many of the products that we offer for sale and are dependent on the availability and pricing of key products, including paper, ink, toner and technology. Some of the products we offer are supplied to us on an exclusive basis and may be difficult to replace in a timely manner. Additionally, we may not be able to source products that we want to offer for sale on acceptable terms, or at all. Disruptions in the availability of raw materials used in the production of these products, or quality issues that cause us to initiate voluntary or mandatory recalls for proprietary products we sell, may result in customer dissatisfaction, damage our reputation and adversely affect our sales.

Global sourcing of many of the products we sell is an important factor in our financial performance. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, the financial instability of suppliers, trade restrictions, tariffs, foreign currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond our control. We also rely upon many independent service providers for services that are important to many aspects of our business. If our vendors or service providers fail or are unable to perform as expected and we are unable to replace them quickly, our business could be harmed at least temporarily until we are able to do so and potentially, in some cases, permanently. These and other issues affecting our vendors and service providers could adversely affect our reputation, business and financial performance.

Various legal proceedings may adversely affect our business and financial performance.

We are involved in various private legal proceedings, which include consumer, employment, intellectual property, commercial, tort and other litigation. As our workforce expands, we are subject to potentially increasing challenges by private litigants regarding compliance with local, state and national labor regulations, whether meritorious or not. In addition, companies have increasingly been subject to employment related class action litigation, and we have experienced an increase in "wage and hour" class action lawsuits. We expect that these trends will continue to affect us. As our operations grow, we are also subject to claims that the technology we use or the products we sell infringe intellectual property rights of third parties. Such claims, whether meritorious or not, involve significant managerial resources and can become costly. Generally, we have indemnification protections in our agreements which our vendors or licensors often have honored; however, there are no assurances that such vendors or licensors will continue to do so in the future. We estimate exposure and establish reserves for our estimated significant liabilities, however, litigation is inherently unpredictable and the outcome of legal proceedings and other contingencies could be unexpected and require us to pay substantial amounts of money or take actions that adversely affect our operations. In addition, defending against these claims may involve significant time and expense. Given the large size of our operations and workforce, the visibility of our brand and our position as an industry leader, we may regularly be involved in legal proceedings that could adversely affect our business and financial performance.

Failure to comply with laws, rules and regulations could negatively affect our business operations and financial performance.

Our business is subject to federal, state, local and international laws, rules and regulations, such as state and local wage and hour laws, the U.S. Foreign Corrupt Practices Act, the False Claims Act, the Employee Retirement Income Security Act ("ERISA"), securities laws, import and export laws (including customs regulations), unclaimed property laws, and many others. The complexity of the regulatory environment in which we operate and the related cost of compliance are both increasing due to legal and regulatory requirements, increased enforcement and our ongoing expansion into new markets and new channels. In addition, as a result of operating in multiple countries, we must comply with multiple foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations. We may also be subject to investigations or audits by governmental authorities and regulatory agencies, which can occur in the ordinary course of business or which can result from increased scrutiny from a particular agency towards an industry, country or practice. If we fail to comply with laws, rules and regulations or the manner in which they are interpreted or applied, we may be subject to government enforcement action, class action litigation or other litigation, damage to our reputation, civil and criminal liability, damages, fines and penalties, and increased cost of regulatory compliance, any of which could adversely affect our results of operations and financial performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 2, 2013, we operated a total of 2,215 retail stores in 48 states and the District of Columbia in the United States, 10 provinces and 2 territories in Canada, and in Finland, Germany, the Netherlands, Norway, Portugal, Sweden, the United Kingdom, China, Argentina and Australia. As of that same date, we also operated 119 distribution and fulfillment centers in 30 states in the United States, 7 provinces in Canada, and in Austria, Belgium, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, the United Kingdom, China, Argentina, Brazil and Australia.

The following table sets forth the locations of our facilities as of February 2, 2013:

RETAIL STORES

Country/State/Province/ Region/Territory	Number of Stores	Country/State/Province/ Region/Territory	Number of Stores	Country/State/Province/ Region/Territory	Number of Stores
United States		Nevada	7	**Canada**	
Alabama	12	New Hampshire	23	Alberta	39
Arizona	42	New Jersey	86	British Columbia	44
Arkansas	9	New Mexico	11	Manitoba	10
California	218	New York	134	New Brunswick	10
Colorado	19	North Carolina	49	Newfoundland	4
Connecticut	39	North Dakota	2	Nova Scotia	14
Delaware	7	Ohio	62	Northwest Territories	1
District of Columbia	2	Oklahoma	18	Ontario	131
Florida	95	Oregon	21	Prince Edward Island	2
Georgia	38	Pennsylvania	92	Quebec	72
Idaho	8	Rhode Island	10	Saskatchewan	11
Illinois	51	South Carolina	21	Yukon	1
Indiana	30	South Dakota	1	**Total Canada**	**339**
Iowa	15	Tennessee	23		
Kansas	4	Texas	58		
Kentucky	17	Utah	14	**Finland**	7
Louisiana	1	Vermont	7	**Germany**	59
Maine	12	Virginia	44	**The Netherlands**	41
Maryland	43	Washington	31	**Norway**	20
Massachusetts	75	West Virginia	6	**Portugal**	33
Michigan	42	Wisconsin	11	**Sweden**	11
Minnesota	7	Wyoming	4	**United Kingdom**	112
Mississippi	2	**Total United States**	**1,547**	**China**	30
Missouri	11			**Argentina**	2
Montana	8			**Australia**	14
Nebraska	5				**2,215**

DISTRIBUTION AND FULFILLMENT CENTERS

Country/State/Province/Region/Territory	Number of Centers	Country/State/Province/Region/Territory	Number of Centers
United States		**Canada**	
Arizona	2	Alberta	3
Alaska	1	British Columbia	2
California	6	Manitoba	1
Colorado	1	New Foundland	1
Connecticut	2	Nova Scotia	2
Delaware	1	Ontario	3
Florida	1	Quebec	2
Georgia	2	**Total Canada**	14
Idaho	1		
Illinois	2	**Austria**	2
Indiana	1	**Belgium**	2
Iowa	2	**Denmark**	1
Kansas	2	**Finland**	1
Maryland	2	**France**	2
Massachusetts	2	**Germany**	1
Michigan	1	**Italy**	1
Minnesota	2	**The Netherlands**	1
Nebraska	1	**Norway**	3
New Jersey	1	**Poland**	1
New York	2	**Portugal**	1
North Carolina	2	**Spain**	1
Ohio	2	**Sweden**	1
Oregon	3	**United Kingdom**	5
Pennsylvania	2	**China**	4
South Carolina	1	**Argentina**	1
Tennessee	1	**Brazil**	1
Texas	6	**Australia**	20
Virginia	1		**119**
Washington	1		
Wisconsin	2		
Total United States	**56**		

Most of the existing facilities are leased by us with initial lease terms expiring between 2013 and 2026. In most instances, we have renewal options at increased rents. Leases for 150 of the existing stores provide for contingent rent based upon sales.

We own our Framingham, Massachusetts corporate office, which consists of approximately 650,000 square feet.

Item 3. Legal Proceedings

We are subject to ordinary routine litigation incidental to our business. We do not believe the results of such litigation will have a material adverse effect on our business. See Note K - Commitments and Contingencies of the Notes to our Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

NASDAQ

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SPLS". The following table sets forth for the periods indicated the high and low sales prices per share of our common stock on the NASDAQ Global Select Market, as reported by NASDAQ.

	High	Low
Fiscal Year Ended February 2, 2013		
First Quarter	$ 16.93	$ 14.35
Second Quarter	15.73	12.10
Third Quarter	13.62	10.57
Fourth Quarter	13.77	10.94
Fiscal Year Ended January 28, 2012		
First Quarter	$ 22.95	$ 19.22
Second Quarter	21.50	14.75
Third Quarter	16.11	11.94
Fourth Quarter	16.34	13.68

Cash Dividend

Since 2004, we have returned cash to our stockholders through a cash dividend. We paid quarterly dividends of $0.11 per share on April 12, 2012, July 12, 2012, October 18, 2012 and December 12, 2012, resulting in a total dividend payment of $294.1 million or $0.44 per share. We paid quarterly dividends of $0.10 per share on April 14, 2011, July 14, 2011, October 13, 2011 and January 12, 2012, resulting in a total dividend payment for 2011 of $277.9 million or $0.40 per share. We paid quarterly dividends of $0.09 per share on April 15, 2010, July 15, 2010, October 24, 2010 and January 13, 2011, resulting in a total dividend payment for 2010 of $258.7 million or $0.36 per share.

Our payment of dividends is permitted under our public notes and existing financing agreements, although our revolving credit agreement restricts the payment of dividends in the event we are in default under such agreement or such payout would cause a default under such agreement. While it is our intention to continue to pay quarterly cash dividends for 2013 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors. On March 5, 2013, our Board of Directors approved the payment of a cash dividend of $0.12 per share to be paid on April 18, 2013 for stockholders of record on March 29, 2013.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on Staples' common stock, the Standard & Poor's 500 Index and the Standard & Poor's Retail Index during our 2008 through 2012 fiscal years, assuming the investment of $100.00 on February 2, 2008 with dividends being reinvested.



$250
$200
$150
$100
$50
$0
2/2/08
1/31/09
1/30/10
1/29/11
1/28/12
2/2/13
Staples, Inc.
S&P 500
S&P Retail

TOTAL RETURN TO STOCKHOLDERS

	2-Feb-08	31-Jan-09	30-Jan-10	29-Jan-11	28-Jan-12	2-Feb-13
Staples, Inc.	$ 100.00	$ 67.57	$ 101.01	$ 97.72	$ 71.94	$ 62.81
S&P 500 Index	$ 100.00	$ 61.37	$ 81.71	$ 99.84	$ 104.05	$ 121.51
S&P Retail Index	$ 100.00	$ 65.03	$ 103.04	$ 133.58	$ 154.73	$ 196.83

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our common stock during the fourth quarter of fiscal 2012:

Fiscal Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
October 28, 2012 - November 24, 2012	2,420,331	$ 11.58	2,420,300	$ 927,336,000
November 25, 2012 - December 29, 2012	3,090,982	11.61	3,076,468	891,623,000
December 30, 2012 - February 2, 2013	1,891,550	12.33	1,891,400	868,311,000
Total for fourth quarter of 2012	7,402,863	$ 11.78	7,388,168	$ 868,311,000

(1) Includes a total of 14,695 shares of our common stock withheld during the fourth quarter of our 2012 fiscal year to satisfy minimum statutory tax withholding obligations in connection with the vesting of restricted stock awards granted pursuant to our equity incentive plans.

(2) Average price paid per share includes commissions paid in connection with our publicly announced share repurchase programs and is rounded to the nearest two decimal places.

(3) On September 13, 2011, we announced that our Board of Directors approved the repurchase of up to $1.5 billion of common stock in both open market and privately negotiated transactions. Our repurchase program has no expiration date and may be suspended or discontinued at any time.

Other Information

For information regarding securities authorized for issuance under our equity compensation plans, please see Note M - Equity Based Employee Benefit Plans in the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

At March 4, 2013, we had 4,957 holders of record of our common stock.

Item 6. Selected Financial Data

The information required by this Item is attached as *Appendix A.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is attached as part of *Appendix B.*

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The information required by this Item is attached as part of *Appendix B* under the caption *"Quantitative and Qualitative Disclosures about Market Risks."*

Item 8. Financial Statements and Supplementary Data

The information required by this Item is attached as *Appendix C.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated, as of February 2, 2013, the effectiveness of the Company's disclosure controls and procedures, which were designed to be effective at the reasonable assurance level. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of February 2, 2013, management, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level at that date.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Staples' internal control system is designed to provide reasonable assurance to the Company's management and Board regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Staples' internal controls over financial reporting as of February 2, 2013. In making this assessment, it used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we conclude that, as of February 2, 2013, the Company has maintained effective internal control over financial reporting based on those criteria.

The independent registered public accounting firm, Ernst & Young LLP, has audited the Consolidated Financial Statements and has issued an attestation report on Staples Inc.'s internal controls over financial reporting as of February 2, 2013 as stated in its reports which are included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Staples, Inc.

We have audited Staples, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Staples, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Staples, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Staples, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2013 of Staples, Inc. and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 6, 2013

(c) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended February 2, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and incorporated herein by reference to the definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item is contained under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this Item will appear under the headings "Proposal 1—Election of Directors" and "Corporate Governance" in our Proxy Statement, which sections are incorporated herein by reference.

The information required by this Item pursuant to Item 405 of Regulation S-K will appear under the heading "Section 16 (a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which section is incorporated herein by reference.

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics, which also applies to our directors and all of our officers and associates, can be found on our web site, which is located at www.staples.com, and is also an exhibit to this report. We intend to make all required disclosures concerning any amendments to or waivers from our code of ethics by filing a Form 8-K disclosing such waiver, or to the extent permitted by applicable NASDAQ regulations, by posting such information in the Investor Information section of our web site.

Item 11. Executive Compensation

The information required by this Item will appear under the headings "Corporate Governance", "Director Compensation", and "Executive Compensation" including "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement, which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will appear under the headings "Beneficial Ownership of Common Stock" and "Securities Authorized for Issuance under Equity Compensation Plans" in our Proxy Statement, which sections are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will appear under the headings "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which sections are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will appear under the heading "Independent Registered Public Accounting Firm's Fees" in our Proxy Statement, which section is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Consolidated Financial Statements: The following financial statements and schedules of Staples, Inc. are included as *Appendix C* of this Report:

1. *Financial Statements.*

- Consolidated Balance Sheets - February 2, 2013 and January 28, 2012;
- Consolidated Statements of Income - Fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011;
- Consolidated Statements of Comprehensive Income - Fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011;
- Consolidated Statements of Stockholders' Equity - Fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011;
- Consolidated Statements of Cash Flows - Fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011; and
- Notes to Consolidated Financial Statements.

2. *Financial Statement Schedules.*

- Schedule II—Valuation and Qualifying Accounts.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission other than the one listed above are not required under the related instructions or are not applicable and, therefore, have been omitted.

3. *Exhibits.* The exhibits which are filed or furnished with this report or which are incorporated herein by reference are set forth in the Exhibit Index on page D-1, which is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 6, 2013.

STAPLES, INC.

By: /s/ RONALD L. SARGENT

Ronald L. Sargent,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ RONALD L. SARGENT Ronald L. Sargent	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 6, 2013
/s/ BASIL L. ANDERSON Basil L. Anderson	Director	March 6, 2013
/s/ ARTHUR M. BLANK Arthur M. Blank	Director	March 6, 2013
/s/ DREW G. FAUST Drew G. Faust	Director	March 6, 2013
/s/ JUSTIN KING Justin King	Director	March 6, 2013
/s/ CAROL MEYROWITZ Carol Meyrowitz	Director	March 6, 2013
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Director	March 6, 2013
/s/ ROBERT C. NAKASONE Robert C. Nakasone	Director	March 6, 2013
/s/ ELIZABETH A. SMITH Elizabeth A. Smith	Director	March 6, 2013
/s/ ROBERT E. SULENTIC Robert E. Sulentic	Director	March 6, 2013
/s/ VIJAY VISHWANATH Vijay Vishwanath	Director	March 6, 2013
/s/ PAUL F. WALSH Paul F. Walsh	Director	March 6, 2013
/s/ CHRISTINE T. KOMOLA Christine T. Komola	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 6, 2013
/s/ STEPHEN BACICA Stephen Bacica	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 6, 2013

APPENDIX A
STAPLES, INC. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollar Amounts in Thousands, Except Per Share Data)

	Fiscal Year Ended				
	February 2, 2013 (2)(3) (53 Weeks)	January 28, 2012(4) (52 Weeks)	January 29, 2011(5) (52 weeks)	January 30, 2010(6) (52 weeks)	January 31, 2009(7) (52 weeks)
Statement of Income Data:					
Sales	$ 24,380,510	$ 24,664,752	$ 24,135,253	$ 23,806,934	$ 22,722,725
Gross profit	6,491,261	6,689,868	6,535,247	6,394,869	6,180,412
(Loss) income from continuing operations, including the portion attributable to the noncontrolling interests	$ (160,847)	$ 987,397	$ 898,960	$ 768,876	$ 811,511
Amounts attributable to Staples, Inc.					
(Loss) income from continuing operations	$ (160,728)	$ 988,220	$ 892,339	$ 750,436	$ 802,554
(Loss) income from discontinued operations, net of income taxes	(49,978)	(3,564)	(10,391)	(11,765)	2,710
(Loss) income attributed to Staples, Inc.	$ (210,706)	$ 984,656	$ 881,948	$ 738,671	$ 805,264
Basic earnings per common share:					
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.42	$ 1.24	$ 1.06	$ 1.15
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)	(0.02)	—
Net (loss) income attributed to Staples, Inc.	$ (0.31)	$ 1.42	$ 1.23	$ 1.04	$ 1.15
Diluted earnings per common share:					
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.40	$ 1.22	$ 1.04	$ 1.13
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)	(0.02)	—
Net income (loss) attributed to Staples, Inc.	$ (0.31)	$ 1.40	$ 1.21	$ 1.02	$ 1.13
Dividends	$ 0.44	$ 0.40	$ 0.36	$ 0.33	$ 0.33
Statistical Data:					
Stores open at end of period	2,215	2,295	2,281	2,243	2,218
Balance Sheet Data:					
Working capital (1)	$ 1,740,665	$ 2,216,542	$ 2,174,574	$ 2,392,448	$ 951,704
Total assets	12,280,005	13,430,622	13,911,667	13,717,334	13,073,055
Total long-term debt, less current portion	1,001,943	1,599,037	2,014,407	2,500,329	1,968,928
Noncontrolling interest	7,941	7,062	7,471	83,054	58,224
Stockholders' equity	$ 6,136,094	$ 7,022,213	$ 6,951,181	$ 6,854,940	$ 5,622,431

The Company's fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31. Results of operations include the results of acquired businesses since the relevant acquisition date.

(1) Working capital in 2012 excludes the current assets and current liabilities of discontinued operations.
(2) Beginning in the third quarter of 2012, the results of operations for the Company's European Printing Systems Division business ("PSD"), which was acquired in 2008 in conjunction with the Corporate Express N.V. ("Corporate Express") acquisition, are being reported in Loss from discontinued operations, net of income taxes in the Company's consolidated statement of income. The Company's results of operations for prior periods have been revised to conform to this presentation.
(3) Results of operations for this period reflect pre-tax charges of $811.0 million for impairment of goodwill and long-lived assets, $207.0 million for restructuring activities related to a strategic plan announced in September 2012 aimed at accelerating growth, $57.0 million for a loss on early extinguishment of debt, $26.2 million related to the termination of the Company's joint venture agreement in India, and $20.0 million for accelerated tradename amortization related to rebranding the Company's business in Australia.
(4) Results of operations for this period reflect the receipt of a $20.8 million tax benefit related to a refund due to Corporate Express N.V. ("Corporate Express") from the Italian government that was previously deemed uncollectible.
(5) Results of operations for this period reflect $57.8 million ($36.8 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express.
(6) Results of operations for this period reflect $84.2 million ($55.2 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express and a $42.0 million ($27.5 million, net of taxes) charge related to the settlement of retail wage and hour class action lawsuits.
(7) Results of operations for this period reflect $173.5 million ($113.7 million, net of taxes) of integration and restructuring costs associated with the acquisition of Corporate Express. The results of Corporate Express have been included since its acquisition in July 2008.

STAPLES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2012 ("2012") consisted of the 53 weeks ended February 2, 2013, fiscal year 2011 ("2011") consisted of the 52 weeks ended January 28, 2012 and fiscal year 2010 ("2010") consisted of the 52 weeks ended January 29, 2011.

Results of Operations

Major contributors to our 2012 results, as compared to the results for 2011, are reviewed in detail in the Consolidated Performance and Segment Performance discussions and are summarized below:

- We generated $24.38 billion in sales, a decrease of 1.2%;
- North American Stores & Online sales increased 0.7%, and the business unit income rate decreased to 8.3% from 8.7%;
- North American Commercial sales increased 1.7%, and the business unit income rate increased to 8.4% from 8.3%;
- International Operations sales decreased 10.2%, while business unit income (loss) as a percentage of sales decreased to (0.5)% from 2.1%;
- (Loss) income from continuing operations attributed to Staples in 2012 was $(160.7) million or $(0.24) per basic and diluted share compared to $988.2 million or $1.40 per diluted share for 2011;
- On a non-GAAP basis, income from continuing operations attributed to Staples was $936.1 million in 2012, which excludes pre-tax charges of $811.0 million related to the impairment of goodwill and long-lived assets, $207.0 million related to restructuring activities, $57.0 million related to the early extinguishment of debt, $26.2 million related to the termination of our joint venture arrangement in India, and $20.0 million for accelerated tradename amortization.
- Non-GAAP earnings per diluted share from continuing operations attributed to Staples in 2012 was $1.39 compared with $1.37 in 2011.

See the non-GAAP reconciliations in the "Non-GAAP Measures" section further below.

Outlook

We expect full year 2013 sales to increase in the low single digits compared to 2012 sales on a 52 week basis of $23.9 billion. We expect full year 2013 diluted earnings per share from continuing operations to be in the range of $1.30 to $1.35. We expect to generate more than $900 million of free cash flow and plan to continue repurchasing our common stock through open-market purchases during 2013.

Our projections for 2013 are based on a number of factors. First, we expect an impact from the early stages of our strategic reinvention; our focus on growing our online sales and on reducing costs should have an impact on both the top and bottom line throughout 2013. In addition, we expect the reduction in square footage in North American Stores, the consolidation of sub-scale businesses in Europe, the reduction in global headcount and the reduction in high interest bearing debt to help reduce operating costs, creating funds that we can invest in other areas of the business to create sharper pricing, improve our customer facing technology, expand our brand marketing, acquire new customers and hire and retain talented associates to better serve the needs of our customers.

Non-GAAP Measures

In our analysis of the results of operations and our outlook, we have referred to non-GAAP financial measures for sales, income from continuing operations attributed to Staples, Inc., earnings per share and our effective tax rate. We believe these non-GAAP financial measures better enable management and investors to understand and analyze our performance by providing meaningful information relevant to events that impact the comparability of underlying business results from period to period. In the measures presented, we have excluded impairment of goodwill and long-lived assets and accelerated tradename amortization because such items are non-cash in nature. We have excluded restructuring charges, certain tax items, and the loss on early extinguishment of debt because the exclusion of such amounts facilitates the comparison of the Company's financial results to its historical operating results. We have excluded the charge related to the termination of our joint venture arrangement in India because the event is non-recurring in nature. However, these supplemental measures should be considered in addition to, and not as a substitute for or superior to, the related measures that are determined in accordance with GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures for 2012 and 2011 are shown below (amounts in thousands, except for per share data):

	53 Weeks Ended February 2, 2013						
	GAAP	Impairment of goodwill & long lived assets	Restructuring charges	Accelerated trade-name amortization	Loss on early extinguishment of debt	Termination of JV arrangement in India	Non-GAAP
Operating income	$ 510,065	$ 810,996	$ 207,016	$ 20,049	$ —	$ —	$1,548,126
Interest and other expense, net	(244,642)	—	—	—	56,958	26,211	(161,473)
Income from continuing operations before income taxes	265,423						1,386,653
Income taxes	426,270						426,270
Adjustments	—						24,390
Adjusted income taxes	426,270						450,660
(Loss) income from continuing operations	(160,847)						935,993
Loss attributed to noncontrolling interests	(119)						(119)
(Loss) income from continuing operations attributed to Staples, Inc.	$ (160,728)						$ 936,112
Effective tax rate	160.6%						32.5%
Per share (loss) income from continuing operations attributed to Staples, Inc:							
Basic earnings per common share	$ (0.24)						$ 1.40
Diluted earnings per common share	$ (0.24)						$ 1.39
Weighted average common shares outstanding	669,479						669,479
Effect of dilutive securities	—						6,526
Weighted average common shares outstanding assuming dilution	669,479						676,005

	52 Weeks Ended January 28, 2012	
	Net income	Per Diluted Share
Income from continuing operations attributed to Staples, Inc.	$ 988,220	$ 1.40
Tax refund	(20,800)	(0.03)
Non-GAAP income from continuing operations attributed to Staples, Inc.	$ 967,420	$ 1.37

The table below shows the impact of the 53rd week on sales in 2012. For further discussion, see below under Consolidated Performance and Segment Performance (in thousands):

	Sales				Year-over-year sales growth compared with the 52 weeks ended January 28, 2012	
	2012			2011		
	53 weeks ended		52 weeks ended	52 weeks ended	53 weeks ended	52 weeks ended
	February 2, 2013	53rd week	January 26, 2013	January 28, 2012	February 2, 2013	January 26, 2013
North American Stores & Online	$ 11,827,906	$ 221,425	$ 11,606,481	$ 11,741,998	0.7 %	(1.2)%
North American Commercial	8,108,402	158,943	7,949,459	7,974,860	1.7 %	(0.3)%
International Operations	4,444,202	80,816	4,363,386	4,947,894	(10.2)%	(11.8)%
Staples, Inc. consolidated	$ 24,380,510	$ 461,184	$ 23,919,326	$ 24,664,752	(1.2)%	(3.0)%

Consolidated Performance

2012 Compared with 2011

Sales: Sales for 2012 were $24.38 billion, a decrease of 1.2% from 2011. Sales for 2012 include $461.2 million of revenue related to the additional week in 2012. Excluding the additional week, sales for 2012 decreased by 3.0% from 2011. Our sales decline for 2012 reflects decreased sales in International Operations, a 2% decline in comparable store sales in North America and a $193.6 million unfavorable impact from foreign exchange rates, partially offset by non-comparable sales from stores opened in the last twelve months and growth in our online businesses. Declines in computers, technology accessories and software were partly offset by growth in facilities and breakroom supplies, tablets and other mobile technology, and copy and print services.

Gross Profit: Gross profit as a percentage of sales was 26.6% for 2012 compared to 27.1% for 2011. The decrease in gross profit rate was primarily driven by lower product margins across all three segments and by deleverage of fixed costs on lower sales in International Operations and North American Stores & Online. The lower product margins reflect inflationary pressures on core office supplies, investments to drive sales and customer loyalty and, with respect to International Operations, adverse product and customer mix in Europe.

Selling, General and Administrative Expenses: Selling, general and administrative expenses in 2012 decreased by $106.9 million or 2.1% from 2011, driven primarily by lower compensation expense due to reduced incentive compensation earned in 2012 and reduced headcount, as well as a reduction in marketing expense. These reductions were partially offset by investments in our online businesses and other initiatives to drive growth and profit improvement and increased costs from legal settlements. As a percentage of sales, selling, general and administrative expenses were 20.0% in 2012 compared to 20.2% for 2011.

Impairment of goodwill and long-lived assets: Goodwill and long-lived asset impairment charges incurred in 2012 were $771.5 million and $39.5 million, respectively. The goodwill impairment charges of $303.3 million and $468.1 million relate to our Europe Retail and Europe Catalog reporting units, respectively, components of our International Operations segment. The charges stem from a strategic decision to reallocate investment resources to areas of the Company with higher growth potential, and they reflect lower projections for sales growth and profitability for these businesses as a result of industry trends and the ongoing economic weakness in Europe.

The $39.5 million of long-lived asset impairment charges primarily relate to the closure of 46 retail stores in Europe and 15 retail stores in the United States, and the consolidation of several sub-scale delivery businesses in Europe. As a result of these actions, we recorded long-lived asset impairment charges of $29.6 million and $5.1 million related to the Company's International Operations and North American Retail segments, respectively, primarily relating to leasehold improvements and company-owned facilities. As a result of the reduced long-term sales and profit projections, we also recorded $4.8 million of charges related to long-lived assets held for use in ongoing operations by our Europe Retail reporting unit, primarily relating to leasehold improvements at store locations.

Restructuring charges: Restructuring charges incurred in 2012 were $207.0 million. These charges relate to the strategic plan announced by the Company in the third quarter of 2012 to accelerate growth through the integration of our retail and online offerings, the restructuring of our International Operations segment and the reduction of our footprint to improve the productivity in our stores in North America. The charges recorded in 2012 consist of $106.4 million for ongoing lease obligations related to facility closures, $75.6 million for severance and benefit costs, and $24.9 million for other associated costs. The charges primarily pertain to the closure of the 46 retail stores in Europe and the 15 retail stores in the United States, the consolidation of the sub-scale delivery businesses in Europe, and the reorganization of certain general and administrative functions in Europe. For more information regarding the restructuring charges recorded in 2012, see Note B Restructuring Charges in the Notes to the Consolidated Financial Statements.

Amortization of Intangibles: Amortization of intangibles was $78.9 million for 2012 compared to $64.9 million for 2011, primarily reflecting the amortization of Corporate Express related tradenames and customer relationships. Amortization for 2012 includes $20.0 million of accelerated amortization related to a strategic decision to rebrand our Australian business from the Corporate Express tradename to the Staples tradename as we continue to move towards one global brand. Prior to the decision to rebrand this business, the carrying value of the tradename was scheduled to be amortized through the end of our fiscal year 2014. Amortization of intangibles resulting from our acquisition of Corporate Express, excluding the accelerated amortization, was $48.7 million for 2012 compared to $53.1 million for 2011.

Interest Income: Interest income decreased to $5.3 million for 2012 from $7.4 million for 2011. This decrease was primarily due to lower global weighted average interest rates, partially offset by higher cash balances internationally.

Interest Expense: Interest expense decreased to $162.5 million for 2012 from $173.4 million for 2011. This decrease was primarily due to a reduction in debt balances resulting from the repayment of the $500 million, 7.75% Notes (the "April 2011 Notes") on April 1, 2011, the repayment of the $325 million, 7.375% Notes (the "October 2012 Notes") on October 1, 2012 and the repayment or refinancing of certain debt and liquidity facilities in 2011. Our interest rate swap agreements reduced interest expense by $21.0 million in 2012 and by $26.3 million for 2011.

Loss on Early Extinguishment of Debt: In January 2013, the Company repurchased approximately $632.8 million of the January 2014 Notes (see Note H - Debt and Credit Agreements in the Notes to the consolidated financial statements) pursuant to a cash tender offer. As a result of this tender offer, the Company incurred a pre-tax loss on early extinguishment of debt of $57.0 million in 2012, related to debt tender premiums and fees.

Other Income (Expense), Net: Other expense was $30.5 million for 2012 compared to $3.1 million for 2011. The expense in 2012 was primarily driven by a $26.2 million charge related to the termination of our joint venture arrangement in India.

Income Taxes: Our tax rate related to continuing operations was 160.6% in 2012 compared to 32.6% for 2011. The high effective tax rate for 2012 reflects the fact that we incurred charges of $811.0 million for goodwill and long-lived asset impairment, $207.0 million related to restructuring activities, and $26.2 million related to the termination of our joint venture arrangement in India, the majority of which do not result in a related income tax benefit. Our tax rate in 2012 also reflects additional tax expense related to establishing valuation allowances for previously recorded deferred tax assets as a result of the closure of certain operations in our Europe Retail and Europe Catalog reporting units. Excluding the impact of these items, our effective tax rate was 32.5% in 2012. Our tax rate in 2011 reflected a tax benefit of $20.8 million related to a refund due to Corporate Express from the Italian government that was previously deemed uncollectible, which was recorded as a discrete item. Excluding the impact of this benefit, our effective tax rate in 2011 was 34.0%. See the non-GAAP reconciliations under the "Non-GAAP Measures" section above.

A reconciliation of the federal statutory tax rate to our effective tax rate on historical net income is as follows:

	2012	2011
Federal statutory rate	35.0 %	35.0 %
State effective rate, net of federal benefit	12.1 %	2.6 %
Effect of foreign taxes	(3.3)%	(5.1)%
Tax credits	(0.8)%	(0.5)%
Italian tax refund (previously deemed uncollectible)	— %	(1.4)%
Goodwill impairment	82.5 %	— %
Change in valuation allowance	37.1 %	0.5 %
Other	(2.0)%	1.5 %
Effective tax rate	160.6 %	32.6 %

The effective tax rate in any year is impacted by the geographic mix of earnings. The earnings generated primarily by Staples in Australia, Canada, Hong Kong and the Netherlands contribute to the foreign tax rate differential noted above. Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $902.0 million, net of the noncontrolling interest, because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Discontinued Operations: In conjunction with the strategic plan we announced in the third quarter of 2012, we are pursuing the sale of our European Printing Systems Division business ("PSD"), a former component of our International Operations segment which operates in five countries in Europe and focuses on the sale, rental and servicing of printing machinery. Loss from discontinued operations, net of tax, was $50.0 million in 2012 compared with $3.6 million in 2011. The loss in 2012 includes $20.1 million of restructuring charges related to severance and benefit costs associated with a plan to restructure PSD's operations in connection with our ongoing effort to sell this business, as well as $4.5 million of incremental tax expense related to the planned sale.

2011 Compared with 2010

Sales: Sales for 2011 were $24.66 billion, an increase of 2.2% from 2010. Our sales growth for 2011 reflects the positive impact of foreign exchange rates of $401.9 million, and, to a lesser extent, growth in our contract and online businesses in North America, partially offset by a decrease in comparable store sales in our European retail businesses.

Gross Profit: Gross profit as a percentage of sales was unchanged at 27.1% for 2011 and 2010. The favorable impact of improved product margins in our North America Stores & Online segment was offset by the impact of higher fuel costs in our delivery businesses around the world.

Selling, General and Administrative Expenses: Selling, general and administrative expenses were 20.2% of sales for 2011 compared to 20.0% for 2010. This increase reflects investments in labor to support growth initiatives and deleverage in international fixed costs, partially offset by reduced incentive compensation and lower depreciation.

Integration and Restructuring Costs: There were no integration and restructuring costs for 2011 compared to $57.8 million for 2010. Integration and restructuring costs for 2010 included $37.6 million of consulting and other costs, $10.0 million for severance and retention, and $10.2 million for facility closures and other asset write-downs.

Amortization of Intangibles: Amortization of intangibles was $64.9 million for 2011 compared to $61.7 million for 2010, primarily reflecting the amortization of Corporate Express related tradenames, customer relationships and noncompetition agreements. Amortization of intangibles resulting from our acquisition of Corporate Express was $53.1 million for 2011 compared to $50.1 million for 2010.

Interest Income: Interest income remained unchanged at $7.4 million for 2011 and 2010. The unfavorable impact from a decrease in our worldwide weighted-average cash balances and a slight decrease in U.S. interest rates was offset by the impact of an increase in foreign interest rates.

Interest Expense: Interest expense decreased to $173.4 million for 2011 compared to $214.4 million for 2010. This decrease was primarily due to a reduction in debt balances resulting from the repayment of the $500 million, 7.75% Notes (the "April 2011 Notes") on April 1, 2011, the repayment or refinancing of certain debt and liquidity facilities and the positive impact of our interest rate swap agreements, slightly offset by an increase in foreign borrowings. We used interest rate swap agreements to convert a portion of our fixed rate debt obligations into variable rate obligations. In September 2011, we terminated all of our existing interest rate swap agreements. The interest rate swap agreements that were terminated reduced interest expense by $26.3 million for 2011 compared to $25.2 million for 2010.

Other Income (Expense), Net: Other expense was $3.1 million for 2011 compared to $9.8 million for 2010. The expense in 2011 primarily reflects equity method losses related to our joint venture arrangement in India, partially offset by foreign exchange gains, while the amount in 2010 primarily related to foreign exchange losses.

Income Taxes: Our effective tax rate was 32.6% for 2011 and 34.2% for 2010. A reconciliation of the federal statutory tax rate to our effective tax rate on historical net income was as follows:

	2011	2010
Federal statutory rate	35.0 %	35.0 %
State effective rate, net of federal benefit	2.6 %	3.3 %
Effect of foreign taxes	(5.1)%	(8.0)%
Tax credits	(0.5)%	(0.4)%
Italian tax refund (previously deemed uncollectible)	(1.4)%	— %
Change in valuation allowance	0.5 %	2.2 %
Other	1.5 %	2.1 %
Effective tax rate	32.6 %	34.2 %

The effective tax rate in any year is impacted by the geographic mix of earnings. The earnings generated primarily by Staples' entities in Australia, Canada, Hong Kong and the Netherlands contribute to the foreign tax rate differential noted above. Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $896.6 million, net of the noncontrolling interest, because such earnings are considered to be indefinitely reinvested in the business. A determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Segment Performance

Staples has three reportable segments: North American Stores & Online, North American Commercial and International Operations. During 2012, we realigned our organization by combining our North American retail stores with Staples.com, our North American online store, to provide a more integrated and consistent shopping experience for our small business and home office customers who often shop across both channels. The new North American Stores and Online segment sells office-related products and services to customers in the United States and Canada. Staples.com had previously been a component of the former North American Delivery segment, which is now referred to as North American Commercial. The new North American Commercial segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to businesses and includes Staples Advantage and Quill.com. Our segment information for 2011 and 2010 has been revised to reflect this change in the Company's reportable segments. The International Operations segment consists of businesses that operate stores and that sell and deliver office products and services directly to consumers and businesses in 23 countries in Europe, Australia, South America and Asia. During the third quarter of 2012, we began classifying PSD, which was formerly part of the International Operations segment, as a discontinued operation. Accordingly, the results of operations for International Operations have been revised to exclude PSD for all periods presented. Additional geographic information about our sales is provided in Note R - Segment Reporting in the Notes to the Consolidated Financial Statements.

The following tables provide a summary of our sales and business unit income by reportable segment and store activity for the last three fiscal years. Business unit income excludes goodwill and long-lived asset impairment charges, integration and restructuring charges, stock-based compensation, interest and other expense, other non-recurring items and the impact of changes in accounting principles (see reconciliation of total business unit income to consolidated income before income taxes in Note R):

	(Amounts in thousands)				
Sales:	2012	2011	2010	2012 Increase From Prior Year	2011 Increase From Prior Year
North American Stores & Online	$ 11,827,906	$ 11,741,998	$ 11,541,500	0.7 %	1.7%
North American Commercial	8,108,402	7,974,860	7,837,475	1.7 %	1.8%
International Operations	4,444,202	4,947,894	4,756,278	(10.2)%	4.0%
Total segment sales	$ 24,380,510	$ 24,664,752	$ 24,135,253	(1.2)%	2.2%

(Amounts in thousands)

Business Unit Income:	2012	2011	2010	2012 % of Sales	2011 % of Sales	2010 % of Sales
North American Stores & Online	$ 987,025	$ 1,021,442	$ 965,089	8.3 %	8.7%	8.4%
North American Commercial	680,011	660,822	646,462	8.4 %	8.3%	8.2%
International Operations	(21,146)	103,329	176,442	(0.5)%	2.1%	3.7%
Business unit income	$ 1,645,890	$ 1,785,593	$ 1,787,993	6.8 %	7.2%	7.4%

Store Activity		Stores Open at Beginning of Period	Stores Opened	Stores Closed	Stores Open at End of Period
2011	North American Stores & Online	1,900	31	14	1,917
2011	International Operations	381	6	9	378
2011	Total	2,281	37	23	2,295
2012	North American Stores & Online	1,917	17	48	1,886
2012	International Operations	378	7	56	329
2012	Total	2,295	24	104	2,215

North American Stores & Online

2012 Compared with 2011

Sales increased 0.7% for 2012 compared to 2011. Sales for 2012 include $221.4 million of revenue related to the additional week in 2012. Excluding the additional week, sales for 2012 decreased by 1.2% from 2011. This decrease was driven by a 2% decline in comparable store sales and, to a much lesser extent, the negative impact of foreign exchange rates of $9.6 million, partly offset by growth in Staples.com and non-comparable sales for new stores opened in the past twelve months. The decrease in sales reflects declines in technology accessories, software and computers. These declines were partially offset by growth in tablets and other mobile technology, facilities and breakroom supplies and copy and print services. The decline in comparable store sales reflects a decrease in customer traffic and flat average order size.

Business unit income as a percentage of sales decreased to 8.3% for 2012 from 8.7% for 2011. The decrease was primarily driven by unfavorable product margins, increased labor expenses, and investments to optimize our pricing, profit improvement and sourcing strategies. These expenses were partially offset by a reduction in incentive compensation and marketing expense.

In 2012, North American Stores & Online recorded the following charges which are excluded from the definition of business unit income:

- Restructuring charges of $30.0 million for contractual lease obligations, severance and other associated costs primarily related to the accelerated closure of 15 retail stores in the United States.
- Long-lived asset impairment charges of $5.1 million related to the write-down of fixed assets in connection with the closure of the 15 retail stores.

2011 Compared with 2010

Sales increased 1.7% for 2011 compared to 2010. This increase was the result of the positive impact of foreign exchange rates of $81.1 million and non-comparable sales for new stores opened in the past twelve months. The sales increase reflects positive performance in laptops, tablets and e-readers, partially offset by a softness in digital cameras and computer media. Comparable store sales were flat, reflecting a decrease in customer traffic, offset by an increase in average order size.

Business unit income as a percentage of sales increased to 8.7% for 2011 compared to 8.4% for 2010, primarily reflecting improved product margins and reduced rent and occupancy costs, partially offset by investments in marketing and labor to drive new initiatives.

North American Commercial

2012 Compared with 2011

Sales increased 1.7% for 2012 compared to 2011. Sales for 2012 include $158.9 million of revenue related to the additional week in 2012. Excluding the additional week, sales for 2012 decreased by 0.3% from 2011. This decrease was primarily driven by the decision late in 2011 to not renew two large customer contracts that did not deliver adequate returns and, to a lesser extent, a decline in sales of core supplies, partially offset by increased sales of facilities and breakroom supplies, furniture and copy and print services.

Business unit income as a percentage of sales increased to 8.4% for 2012 from 8.3% for 2011, primarily reflecting reduced incentive compensation as well as lower marketing costs and increased supply chain efficiencies. This increase was partially offset by inflationary pressures on core office supplies and increased costs associated with legal settlements.

2011 Compared with 2010

Sales increased 1.8% for 2011 compared to 2010. This increase was driven by organic sales growth, our fourth quarter 2010 Print South acquisition and, to a lesser extent, the positive impact of foreign exchange rates of $17.9 million. Our sales growth was favorably impacted by an increase in facilities and breakroom supplies, promotional products and technology products. This growth was partially offset by softness in paper and copier and fax cartridges.

Business unit income as a percentage of sales increased to 8.3% for 2011 from 8.2% for 2010, primarily driven by improved profitability in our facilities and breakroom and promotional products businesses in the U.S. and in our contract business in Canada, as well as overall reduced incentive compensation. This was partially offset by investments in labor to support growth initiatives, unfavorable product margins and higher fuel costs.

International Operations

2012 Compared with 2011

Sales decreased 10.2% for 2012 compared to 2011. Sales for 2012 include $80.8 million of revenue related to the additional week in 2012. Excluding the 53rd week, sales decreased 11.8% for 2012 compared to 2011. This decrease was driven by declines in our Australian and European businesses and the negative impact of foreign exchange rates of $180.6 million. Broad-based weakness in the sales environment drove an 8% decrease in comparable store sales in Europe.

Business unit (loss) income as a percentage of sales decreased to (0.5)% for 2012 from 2.1% for 2011. The decrease was primarily driven by deleverage of fixed costs on lower sales, $20.0 million of accelerated tradename amortization, declines in European product margins resulting from adverse product and customer mix, an increase in investments to drive sales, and an increase in severance-related costs across our International businesses. These factors were partially offset by savings related to headcount reductions in our European and Australian businesses.

In 2012, International Operations recorded the following charges which are excluded from the definition of business unit income:

- Goodwill impairment charges of $303.3 million and $468.1 million related to our Europe Retail and Europe Catalog reporting units, respectively, primarily due to a strategic decision to reallocate resources to other Staples business units with greater growth potential, which reflects the effects of industry trends and ongoing economic weakness in Europe.
- Long-lived asset impairment charges of $29.6 million related to the write-down of fixed assets in connection with the closure of 46 retail stores and the consolidation of certain sub-scale delivery businesses in Europe, and $4.8 million of charges related to leasehold improvement assets held for use in ongoing operations by our Europe Retail reporting unit that we determined were not fully recoverable from future cash flows projected to be generated by the related stores.
- Restructuring charges of $177.1 million for contractual lease obligations, severance and other associated costs primarily related to the closure of the retail stores and the consolidation of the sub-scale delivery businesses in Europe.

2011 Compared with 2010

Sales increased 4.0% for 2011 compared to 2010. This increase was driven by the positive impact of foreign exchange rates of $303.0 million and, to a lesser extent, a full year of sales from our second quarter 2010 acquisition of Oy Lindell AB, an office products distributor based in Finland. These increases were partially offset by a 9% decrease in comparable store sales in Europe and decreased sales in our Australian business.

Business unit income as a percentage of sales decreased to 2.1% for 2011 from 3.7% for 2010, primarily reflecting deleverage of fixed costs and expenses associated with our system investments in Australia, and deleverage of fixed costs in our European retail businesses.

Critical Accounting Policies and Significant Estimates

Our financial statements have been prepared in accordance with U.S. GAAP and are based on the application of significant accounting policies (see Note A - Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements). Preparation of these statements requires management to make significant judgments and estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory: We record inventory at the lower of weighted-average cost or market value. We reserve for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Based on historical experience, we do not believe these estimates and assumptions will have a material impact upon the financial statements. Past experience has shown little variability in reserve estimates. Over the past three years, our inventory write-offs have been within a range that has averaged approximately a 6% difference from our additions to inventory reserves.

Purchase and Advertising Rebates: We earn rebates from our vendors, which are based on various quantitative contract terms that can be complex and subject to interpretation. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold. Several controls are in place, including direct confirmation with vendors, which we believe allows us to ensure that these amounts are recorded in accordance with the terms of the contracts.

Past experience has shown little variability in purchase and advertising rebate estimates, no collectability issues and no significant write-off history. Given the historical accuracy of our estimates, we believe that a significant change in our estimates is not likely.

Impairment of Goodwill: We review goodwill for impairment annually, in the fourth quarter, and when events or changes in circumstances indicate that the carrying value of goodwill might exceed its current fair value. We determine fair value using discounted cash flow (DCF) analysis, which requires significant management assumptions and estimates regarding industry economic factors and the future profitability of our businesses. It is our policy to allocate goodwill and conduct impairment testing at a reporting unit level based on our most current business plans, which reflect changes we anticipate in the economy and the industry. We established, and continue to evaluate, our reporting units based on our internal reporting structure and define such reporting units at the operating segment level or one level below. The key assumptions used in the discounted cash flow approach include:

- The reporting unit's projections of financial results, which range from five to thirteen years depending on the maturity of the underlying business. For established businesses such as our North American retail and contract operations, we use a five year model, while in our emerging market businesses we use a thirteen year model which reflects management's expectations of the development time for these growth-oriented businesses. In general, our reporting units' fair values are most sensitive to our sales growth and operating profit rate assumptions, which represent estimates based on our current and projected sales mix, profit improvement opportunities and market conditions. If the business climate deteriorates, or if we fail to manage our businesses successfully, then actual results may not be consistent with these assumptions and estimates, and our goodwill may become impaired.

- The projected terminal value for each reporting unit represents the present value of projected cash flows beyond the last period in the discounted cash flow analysis. The terminal values are most sensitive to our assumptions regarding long-term growth rates, which are based on several factors including local and macroeconomic variables, the market opportunity, and future growth plans. While we believe our long-term growth assumptions are reasonable in relation to these factors and our historical results, actual growth rates may be lower than our assumptions due to a variety of potential causes, such as a secular decline in demand for our products and services, unforeseen competition, long-term GDP growth rates in established economies being lower than historical growth rates, or a long-term deceleration in the growth rates of emerging markets.

- The discount rate, which is used to measure the present value of the projected future cash flows, and which is set using a weighted-average cost of capital method that considers market and industry data as well as our specific risk factors that are likely to be considered by a market participant. The weighted-average cost of capital is our estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The reporting units' weighted-average costs of capital in future periods may be impacted by adverse changes in market and economic conditions, including risk-free interest rates, and are subject to change based on the facts and circumstances that exist at the time of the valuation, which may increase the possibility of a potential future impairment charge.

The fair values of all of our reporting units are based on underlying assumptions that represent our best estimates. Many of the factors used in assessing fair value are outside of the control of management and if actual results are not consistent with our assumptions and judgments, we could be exposed to further impairment charges. To validate the reasonableness of our reporting units' estimated fair values, we reconcile the aggregate fair values of our reporting units to our total market capitalization.

During 2012, we continued to monitor our European businesses, which we had disclosed were at risk for impairment. With the continued political and economic instability in Europe, recent history of declining sales and profits for our businesses in that region, a sustained decline of our stock price and revised short-term and long-term outlooks for our European businesses, we determined in our third fiscal quarter that sufficient indicators of impairment existed to require an interim goodwill impairment analysis for our Europe Retail and Europe Catalog reporting units, both of which are included in our International Operations segment.

In September 2012, management presented, and the Board of Directors approved, a strategic plan to accelerate growth across the Company and to reposition our operations and stem losses in Europe. In connection with the development of this plan, we analyzed each of our European businesses in light of ongoing industry trends, economic conditions, and long-term sales and profit projections. The Company's management and board of directors concluded a strategic shift in the business was crucial to Staples' long-term business prospects in Europe. As a result, we made strategic decisions and announced a plan to restructure our operations in Europe, divest our printing systems division and more fully integrate our retail and online offerings.

The outcome of this strategic review in the third quarter included significant changes in the long-range financial projections for Europe Retail and Europe Catalog compared with previous projections. We now project long-term sales declines in our Europe Retail business, stemming from a decision, in light of industry trends, to allocate more resources and capital to the expansion of online capabilities. We also project declines in our legacy Europe Catalog business, which is projected to be replaced with the growing, but less profitable, online business. Based on the results of the impairment testing, we recorded impairment charges of $303.3 million and $468.1 million related to Europe Retail and Europe Catalog, respectively, in the third quarter of 2012.

During the fourth quarter of 2012, we performed our annual goodwill impairment testing, and determined that no further impairment charges were required in 2012. As of the end of 2012, taking into account the charges recorded during 2012, there is $331 million of remaining goodwill associated with Europe Catalog, and none associated with Europe Retail. If macroeconomic or industry conditions in Europe continue to deteriorate or if management is unable to successfully execute our strategic plan, then we could incur additional goodwill impairment charges in the future related to Europe Catalog. Additionally, if our stock price experiences a further sustained and significant decline, we could incur additional impairment charges related to Europe Catalog or our other reporting units.

As of the end of 2012, we had two reporting units with material goodwill balances for which the reporting unit's fair value was less than 10% greater than its carrying value - Europe Contract, with $441 million of goodwill, and China with $195 million of goodwill. Europe Contract is at increased risk of an impairment charge given the ongoing economic weakness in Europe, and China is at increased risk given its early stage of development and the volatile nature of the emerging market in which it operates. Despite the increased risk associated with these reporting units, we do not believe there will be a significant change in the key estimates or assumptions driving the fair value of these reporting units that would lead to a material impairment charge.

Impairment of Long-Lived Assets: We evaluate long-lived assets held for use for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based upon the estimated undiscounted cash flows expected to be generated from the use of an asset plus any net proceeds expected to be realized upon its eventual disposition. An impairment loss is recognized if an asset's carrying value is not recoverable and if it exceeds its fair value. Our policy is to evaluate long-lived assets for impairment at the lowest level for which there are clearly identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. Our cash flow projections are based on historical cash flows and our latest forecasts. These projections and our estimates regarding proceeds to be received upon an asset's disposition reflect numerous assumptions and a significant degree of judgment on the part of management. If actual results are less favorable than management's projections, future write-offs may be necessary.

Prior to performing the interim goodwill impairment tests for Europe Retail and Europe Catalog in the third quarter of 2012, we tested long-lived assets to be held and used by these reporting units for impairment on an undiscounted cash flow basis.

Based on the results of this testing, we recorded a $4.8 million impairment charge in the third quarter of 2012 related to the ongoing operations of Europe Retail and determined that the long-lived assets associated with the ongoing operations of Europe Catalog were not impaired. The impairment charge primarily related to leasehold improvements at retail stores and was based on estimates of the fair values of the related assets which were derived using a DCF valuation analysis, incorporating similar assumptions and estimates as discussed under *Impairment of Goodwill* above.

We believe the operating results for our ongoing operations would need to be significantly less favorable than projected to result in a material impairment charge. Our projected future cash flows are sufficient to recover the carrying values of the underlying assets, with the exception of a limited number of retail stores in new markets or challenging markets where short and long-term initiatives are underway to improve current cash flows. However, based upon our historical experience with operations in such markets, we believe that a significant change in our projections is not likely. In addition, if there was an impairment of these store assets, it would not have a material effect on the Company's consolidated financial results.

During 2012, we closed 46 retail stores in Europe and accelerated the closure of 15 retail stores in the United States and consolidated several sub-scale delivery businesses in Europe in connection with the strategic plan we announced in September 2012. As a result of these actions, we recorded long-lived asset impairment charges of $29.6 million and $5.1 million related to our International Operations and North American Stores and Online segments, respectively, primarily relating to leasehold improvements and company-owned facilities.

Pension Benefits: Our pension costs and obligations are dependent on various assumptions. Our major assumptions relate primarily to expected long-term rates of return on plan assets, discount rates and inflation. In estimating the expected return on plan assets, we take into account the historical performance for the major asset classes held, or anticipated to be held, by the applicable pension funds and current forecasts of future rates of return for those asset classes. We base the discount rate on the interest rate on high quality (AA rated) corporate bonds that have a maturity approximating the term of the related obligations. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases.

Based on our analysis of the financial impact of pension obligation assumptions and estimates, we do not believe these assumptions and estimates will have a material impact on our financial statements. The effect on pension obligations at February 2, 2013 of a change in discount rate and other assumptions is included in Note N - Pension and Other Post-Retirement Benefit Plans of the Notes to the Consolidated Financial Statements.

Income Taxes: The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest is accrued, where applicable. We recognize net tax-related interest and penalties in income tax expense. If we do not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, new regulatory or judicial pronouncements, or other relevant events. As a result, our effective tax rate may fluctuate significantly on a quarterly and annual basis.

We record deferred income tax assets for timing differences related to tax payments. We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. We have considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance. If actual results differ unfavorably from those estimates used, we may not be able to realize all or part of our net deferred tax assets and additional valuation allowances may be required.

Historically, settlements related to our unrecognized tax benefits, as described in Note L - Income Taxes in the Notes to the Consolidated Financial Statements, have been minimal.

Recently Adopted Accounting Pronouncements

In May 2011, a pronouncement was issued providing consistent definitions and disclosure requirements of fair value with respect to U.S. GAAP and International Financial Reporting Standards. The pronouncement changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 measurements. The changes were effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

In June 2011, a pronouncement was issued that amended the guidance relating to the presentation of comprehensive income and its components. The pronouncement eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance required changes in presentation only and therefore did not have a significant impact on the Company's consolidated financial statements.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows the entity to perform an initial qualitative assessment to determine whether it is "more likely than not" that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test that is otherwise required to be performed annually. The methodology for how goodwill is calculated, assigned to reporting units, and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011, and only applies to the required annual test for impairment, not to interim testing or reviews for potential impairment indicators. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

Liquidity and Capital Resources

<u>Cash Flows</u>

2012 Compared to 2011

Cash provided by operations was $1.22 billion for 2012 compared to $1.58 billion for 2011. The decrease in operating cash flow from 2011 to 2012 was primarily due to a decrease in net income adjusted for non-cash expenses in 2012, and, to a lesser extent, from changes in working capital.

Cash used in investing activities was $342.0 million for 2012 compared to $383.7 million for 2011. The $41.7 million decrease in cash used in investing activities from 2011 to 2012 was primarily due to lower capital spending, driven by reductions in system-related investments and fewer new store openings.

Cash used in financing activities was $812.3 million for 2012 compared to $1.36 billion for 2011. The decrease in cash used for financing activities in 2012 compared with 2011 was primarily attributable to the receipt in 2012 of net proceeds of $991.4 million from the issuance of the January 2018 Notes and the January 2023 Notes (each as defined below), which more than offset an increased use of cash in 2012 to retire debt obligations. In 2012, we completed a tender offer in which we repurchased $632.8 million of the January 2014 Notes and we repaid in full the $325 million October 2012 Notes, whereas in 2011 we used $500 million to repay the April 2011 Notes. During 2012, we repurchased 34.8 million shares for $449.2 million compared to 37.3 million shares for $604.5 million in 2011. In 2012, we paid shareholders cash dividends of $0.44 per share for a total of $294.1 million, an increase from the $0.40 per share for a total of $277.9 million paid in 2011.

2011 Compared to 2010

Cash provided by operations was $1.58 billion for 2011 compared to $1.45 billion for 2010. The increase in operating cash flow from 2010 to 2011 was primarily due to an increase in net income adjusted for non-cash expenses in 2011, and to a lesser extent from changes in working capital including the impact of deferred taxes.

Cash used in investing activities was $383.7 million for 2011 compared to $472.0 million for 2010. The decrease in cash used in investing activities from 2010 to 2011 was primarily due to the 2010 acquisition of Oy Lindell, a Finnish office products distributor, combined with a small decrease in capital expenditures during 2011, driven by a reduction in spending on new stores and store remodels activities and lower spending related to facility and system integration.

Cash used in financing activities was $1.36 billion for 2011 compared to $938.4 million for 2010. The increase in cash used in financing activities from 2010 to 2011 is primarily related to the $500 million repayment of the April 2011 Notes and increased purchases under our share repurchase program, offset by the prior year purchase of additional shares of Corporate Express Australia Limited ("Corporate Express Australia"). During 2011, we repurchased 37.3 million shares for $604.5 million compared to 18.0 million shares for $367.4 million during 2010 under our share repurchase program.

<u>Sources of Liquidity</u>

To cover seasonal fluctuations in cash flows and to support our various growth initiatives, we utilize cash generated from operations and borrowings available under various credit facilities and a commercial paper program. We have a revolving credit agreement with Bank of America, N.A., as Administrative Agent and other lending institutions named therein (the "November 2014 Revolving Credit Facility") which provides for a maximum borrowing of $1.0 billion, and which pursuant to an accordion feature may be increased to $1.5 billion upon the Company's request and the agreement of the lenders participating in the increase. At the end of 2012, no borrowings were outstanding under the November 2014 Revolving Credit Facility. We also have various other lines of credit under which we may borrow a maximum of $309.9 million, and under which we had outstanding borrowings of $103.7 million and outstanding letters of credit of $0.2 million as of February 2, 2013, leaving $206.0 million of available credit at that date.

We have a commercial paper program ("Commercial Paper Program") that allows us to issue up to $1.0 billion of unsecured commercial paper notes ("Notes") from time to time. The November 2014 Revolving Credit Facility serves as a backstop to the Commercial Paper Program. Maturities of the Notes vary but may not exceed 397 days from the date of issue. In 2012 we borrowed under our Commercial Paper Program to support our seasonal working capital requirements. In 2012, the weighted-average amount outstanding under the Commercial Paper Program was $7.3 million, with a weighted-average interest rate of 0.4%. At the end of 2012, there were no outstanding borrowings under the Commercial Paper Program. The maximum amount outstanding under the Commercial Paper Program during 2012 was $100.0 million.

At February 2, 2013, we had approximately $2.54 billion in total cash and funds available through credit agreements, which consisted of $1.21 billion of available credit and $1.33 billion of cash and cash equivalents. Of the $1.33 billion in cash and cash equivalents, approximately $585 million is held in jurisdictions outside the United States. While there could be tax consequences if such amounts were moved out of these jurisdictions or repatriated to the United States, we currently intend to use most of the cash and cash equivalents held outside of the United States to finance the obligations and current operations of our foreign businesses. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements as of February 2, 2013, nor did we utilize any during 2012.

Contractual Obligations and Commercial Commitments

A summary, as of February 2, 2013, of balances available under our credit agreements and contractual obligations is presented below (amounts in thousands):

			Payments Due By Period			
Contractual Obligations and Commercial Commitments (1)(2)(7)	**Available Credit**	**Total Outstanding Obligations**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
January 2014 Notes (6)(8)	$ —	$ 867,218	$ 867,218	$ —	$ —	$ —
January 2018 Notes (6)	—	500,000	—	—	500,000	—
January 2023 Notes (6)	—	500,000	—	—	—	500,000
November 2014 Revolving Credit Facility	1,000,000	—	—	—	—	—
Lines of credit	205,965	103,734	103,734	—	—	—
Other notes and capital leases	—	8,241	3,973	3,159	564	545
Total (6)	$ 1,205,965	$ 1,979,193	$ 974,925	$ 3,159	$ 500,564	$ 500,545
Interest expense	—	$ 372,054	$ 120,179	$ 71,250	$ 71,250	$ 109,375
Operating leases (3)(4)	—	$ 4,128,870	$ 838,677	$ 1,347,870	$ 910,016	$ 1,032,307
Purchase obligations (4)(5)	—	$ 631,495	$ 475,540	$ 68,625	$ 29,784	$ 57,546

(1) As of February 2, 2013, we had gross unrecognized tax benefits of $254.7 million, of which $242.9 million, if recognized, would affect the Company's tax rate, and an additional $37.7 million for gross accrued interest and penalties (see Note L - Income Taxes in the Notes to the Consolidated Financial Statements). At this time, we are unable to make a reasonable estimate of the timing of payments in connection with these tax liabilities; therefore, such amounts are not included in the contractual obligation table above.

(2) The above table excludes expected future contributions to our pension and post-retirement benefit plans. See Note N - Pension and Other Post-Retirement Benefit Plans in the Notes to the Consolidated Financial Statements for future details about these future contributions.

(3) The operating lease payments reported above do not include common area maintenance or real estate taxes, which are expected to approximate 25% to 28% of the related operating lease payments. Utility costs related to leased facilities have also been excluded from this table because the payments do not represent contractual obligations until the services have been provided. Future annual minimum payments include restructuring related obligations as of February 2, 2013.
(4) Amounts include the contractual obligations of our discontinued operations.
(5) Many of our purchase commitments may be cancelled by us without advance notice or payment, and we have excluded such commitments, along with intercompany commitments. Contracts that may be terminated by us without cause or penalty but require advance notice for termination are valued on the basis of an estimate of what we would owe under the contract upon providing notice of termination.
(6) The amounts represent the par value of our debt obligations. See Note H Debt and Credit Agreements in the Notes to the Consolidated Financial Statements for information related to the carrying value of these obligations as of February 2, 2013.
(7) As of February 2, 2013, Staples had open standby letters of credit totaling $111.1 million.
(8) We plan to repay the remaining balance of the January 2014 Notes upon their maturity.

January 2018 Notes and January 2023 Notes: In January 2013, the Company issued $500 million aggregate principal amount of 2.75% senior notes due January 2018 (the "January 2018 Notes") and $500 million aggregate principal amount of 4.375% senior notes due January 2023 (the "January 2023 Notes", or collectively "the Notes"), for total net proceeds after the original issue discount and the underwriters' fees of approximately $991 million. The Notes were issued with original discounts at 99.727% and 99.808%, respectively. The Notes rank equally with all our other unsecured and unsubordinated indebtedness. The indenture governing the notes contains covenants that will limit the Company's ability to create certain liens and engage in certain sale and leaseback transactions. The indenture does not limit the amount of debt that we or any of our subsidiaries may incur. Interest on these Notes is payable in cash on a semi-annual basis on January 12 and July 12 of each year. The interest rate payable on the Notes will be subject to adjustments from time to time if Moody's Investors Service, Inc. or Standard & Poor's Ratings Services downgrades (or downgrades and subsequently upgrades) the rating assigned to the Notes. We may redeem the Notes at any time at certain redemption prices specified in the indenture governing the Notes. Upon the occurrence of both (a) a change of control of Staples, Inc., as defined in the indenture, and (b) a downgrade of the Notes below an investment grade rating by both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services within a specified period, we will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The Notes are not guaranteed by any of our subsidiaries.

January 2014 Notes: On January 15, 2009, we issued $1.5 billion aggregate principal amount of notes due January 15, 2014 (the "January 2014 Notes"), with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. From the sale of the January 2014 Notes, we received net proceeds, after the underwriting discount and estimated fees and expenses of $1.49 billion. In March 2010, we entered into an interest rate swap agreement to turn half of the January 2014 Notes into variable rate obligations, and the swap agreement was subsequently terminated in September 2011 (see Note J - Derivative Instruments and Hedging Activities of the Notes to the Consolidated Financial Statements). In January 2013, the Company repurchased approximately $632.8 million of the unhedged portion of the January 2014 Notes pursuant to a cash tender offer, leaving $867.2 million aggregate principal balance still outstanding. The January 2014 Notes are not guaranteed by any of our subsidiaries (see Note H - Debt and Credit Agreements of the Notes to the Consolidated Financial Statements).

October 2012 Notes: We repaid the $325 million, 7.375% notes due October 2012 (the "October 2012 Notes") on their maturity date of October 1, 2012. Upon repayment, we took the actions required under the applicable guarantee fall-away provisions to cause Staples the Office Superstore, LLC, Staples the Office Superstore, East Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore Limited Partnership (collectively, the "Guarantor Subsidiaries") to be legally released from their guarantees of debt related to the January 2014 Notes, the November 2014 Revolving Credit Facility (as defined below) and the Commercial Paper Program (as defined below). The Guarantor Subsidiaries no longer guarantee repayment of our debt.

Revolving Credit Facility: We have a revolving credit agreement with Bank of America, N.A., as Administrative Agent and other lending institutions named therein (the "November 2014 Revolving Credit Facility") which provides for a maximum borrowing of $1.0 billion, and which pursuant to an accordion feature may be increased to $1.5 billion upon our request and the agreement of the lenders participating in the increase. At the end of 2012, no borrowings were outstanding under the November 2014 Revolving Credit Facility.

Borrowings made pursuant to the November 2014 Revolving Credit Facility may be syndicated loans, swing line loans, multicurrency loans, or letters of credit, the combined sum of which may not exceed the maximum borrowing amount. Borrowings made pursuant to the November 2014 Revolving Credit Facility will bear interest at various interest rates, depending on the type of borrowing, plus a percentage spread based on our credit rating and fixed charge coverage ratio. Under the November 2014

Revolving Credit Facility, we agree to pay a facility fee at rates that range from 0.15% to 0.35% per annum depending on our credit rating and fixed charge coverage ratio. Amounts borrowed under the November 2014 Revolving Credit Facility may be borrowed, repaid, and reborrowed from time to time until November 4, 2014.

The November 2014 Revolving Credit Facility is unsecured and ranks pari passu with our public notes and other indebtedness and contains customary affirmative and negative covenants for credit facilities of this type. The November 2014 Revolving Credit Facility also contains financial covenants that require us to maintain a minimum fixed charge coverage ratio and a maximum adjusted funded debt to total capitalization ratio.

Commercial Paper Program: Our commercial paper program ("Commercial Paper Program") allows us to issue up to $1.0 billion of unsecured commercial paper notes ("Notes") from time to time. The November 2014 Revolving Credit Facility serves as a backstop to the Commercial Paper Program. Maturities of the Notes vary but may not exceed 397 days from the date of issue. During 2012 we borrowed under our Commercial Paper Program to support our seasonal working capital requirements. In 2012, the weighted-average amount outstanding under the Commercial Paper Program was $7.3 million, with a weighted-average interest rate of 0.4%. At the end of 2012, there were no outstanding borrowings under the Commercial Paper Program. The maximum amount outstanding under the Commercial Paper Program during 2012 was $100.0 million.

Other Lines of Credit: We had $309.9 million in borrowing capacity under various other lines of credit as of February 2, 2013 with outstanding borrowings of $103.7 million and outstanding letters of credit of $0.2 million, leaving $206.0 million of available credit at that date.

There were no instances of default during 2012 under any of our debt agreements.

We expect that our cash generated from operations, together with our current cash, funds available under our existing credit agreements and other alternative sources of financing, will be sufficient to fund our capital expenditures for at least the next twelve months.

<u>Uses of Capital</u>

As a result of our financial position, in addition to investing in our existing businesses and pursuing strategic acquisitions and partnerships, we also expect to continue to return capital to our shareholders through a cash dividend program and our share repurchase program. Depending on our credit metrics and our liquidity position, we may repurchase our public notes in the open market or through privately negotiated transactions.

We expect a modest increase in capital spending in 2013 resulting from investments in our online businesses and our other strategic growth initiatives. We are not planning to open a significant number of new stores in 2013, but will instead continue to focus on improving the productivity of existing stores. We expect the source of funds for our capital expenditures to come from operating cash flows.

While we have primarily grown organically, we may use capital to engage in strategic acquisitions or joint ventures in markets where we currently have a presence and in new geographic markets that could become significant to our business in future years. We do not expect to rely on acquisitions to achieve our targeted growth plans. We consider many types of acquisitions for their strategic and other benefits.

We paid quarterly dividends of $0.11 per share on April 12, 2012, July 12, 2012, October 18, 2012 and December 12, 2012, resulting in a total dividend payment of $294.1 million or $0.44 per share in 2012. We paid quarterly dividends of $0.10 per share on April 14, 2011, July 14, 2011, October 13, 2011 and January 12, 2012, resulting in a total dividend payment for 2011 of $277.9 million or $0.40 per share. We paid quarterly dividends of $0.09 per share on April 15, 2010, July 15, 2010, October 24, 2010 and January 13, 2011, resulting in a total dividend payment for 2010 of $258.7 million or $0.36 per share. While it is our intention to continue to pay quarterly cash dividends for 2013 and beyond, any decision to pay future cash dividends will be made by our Board of Directors and will depend upon our earnings, financial condition and other factors.

From time to time, we repurchase our common stock pursuant to programs approved by our Board of Directors. On September 13, 2011, we announced a new repurchase program that had been approved by the Board of Directors (the "2011 Repurchase Plan"). Under this plan, we are authorized to repurchase up to $1.5 billion of common stock in both open market and privately negotiated transactions. The 2011 Repurchase Plan has no expiration date and may be suspended or discontinued at any time. In 2012, we spent $449.2 million to repurchase 34.8 million shares under the 2011 Repurchase Plan. As of February 2, 2013, we have spent a total of $631.7 million to repurchase 47.4 million shares under the 2011 Repurchase Plan, and therefore, the remaining repurchase authorization was $868.3 million as of that date. We consider several factors in determining whether and when to execute share repurchases, including our current and projected operating results, capital expenditure requirements, acquisitions or other strategic initiatives, our capacity for leverage, cost of borrowings and the market price of our common stock.

Inflation and Seasonality

While neither inflation nor deflation has had, nor do we expect them to have a material impact upon our consolidated operating results, we may see price increases in certain categories from time to time. Our business is somewhat seasonal, with sales and profitability historically higher during the second half of our fiscal year due to the back-to-school, holiday and January back-to-business seasons.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in interest rates and foreign exchange rates. We have a risk management control process to monitor our interest rate and foreign exchange risks. The risk management process uses analytical techniques, including market value, sensitivity analysis and value at risk estimates.

Interest Rate Risk

At February 2, 2013, we had variable rate debt obligations of approximately $112.0 million. While variable rate debt obligations expose us to the risk of rising interest rates, management does not believe that the potential exposure is material to our overall financial position or results of operations. Based on February 2, 2013 borrowing levels, a 1.0% increase or decrease in current market interest rates would have the effect of causing a $1.1 million additional pre-tax charge or credit to our statement of operations. In certain instances we may use interest rate swap agreements to modify fixed rate obligations to variable rate obligations, thereby adjusting the interest rates to current market rates and ensuring that the debt instruments are always reflected at fair value. We had no interest rate swap agreements outstanding as of February 2, 2013.

Foreign Currency Risk

We are exposed to foreign exchange risks through our business operations and investments in subsidiaries in Canada, Europe, Australia, South America and Asia. The currencies for which we have the most significant exposure to exchange rate fluctuations include the Canadian Dollar, the Euro, the British Pound Sterling and the Australian Dollar.

Revenue and expense transactions in our foreign subsidiaries are primarily denominated in the respective local currencies. The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency-denominated transactions results in increased revenues and operating expenses for our international operations. Conversely, our revenues and operating expenses will decrease for our international operations when the U.S. dollar strengthens against foreign currencies. While the matching of local currency revenues and local currency expenses provides in effect a natural hedge, such matching does not completely reduce the foreign currency exchange rate exposure. Revenues from our foreign operations accounted for approximately 31% of consolidated revenues in 2012.

The conversion of our foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income (loss) in stockholders' equity. In 2012, we recorded consolidated foreign currency translation losses of approximately $36.6 million. In addition, certain of our foreign subsidiaries have assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities will result in a transaction gain or loss. In 2012, we recorded foreign currency transaction losses of approximately $3.1 million, which are recorded in Other income (expense), net in our consolidated statement of income.

Our international business is subject to risks, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, and other regulations and restrictions, all of which may influence foreign currency exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors. As exchange rates vary, our international financial results may vary from expectations and adversely impact our overall operating results.

In accordance with our risk management policies, we use derivative instruments on a limited basis to hedge our foreign currency exposures (see Note J - Derivative Instruments and Hedging Activities to the Notes to the Consolidated Financial Statements). As of February 2, 2013, we have entered into Canadian dollar to fixed U.S. dollar currency forwards in order to hedge certain intercompany loans. Any increase or decrease in the fair value of our currency exchange rate sensitive derivative instruments would be offset by a corresponding decrease or increase in the fair value of the hedged underlying loans.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Staples, Inc.

We have audited the accompanying consolidated balance sheets of Staples, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Staples, Inc. and subsidiaries at February 2, 2013 and January 28, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Staples, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 6, 2013

STAPLES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollar Amounts in Thousands, Except Share Data)

	February 2, 2013	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,334,302	$ 1,264,149
Receivables, net	1,815,586	2,033,680
Merchandise inventories, net	2,314,058	2,431,845
Deferred income tax assets	218,899	305,611
Prepaid expenses and other current assets	346,773	255,535
Current assets of discontinued operations	170,819	—
Total current assets	6,200,437	6,290,820
Property and equipment:		
Land and buildings	1,015,225	1,034,983
Leasehold improvements	1,300,258	1,330,373
Equipment	2,625,949	2,462,351
Furniture and fixtures	1,088,669	1,084,358
Total property and equipment	6,030,101	5,912,065
Less: Accumulated depreciation	4,066,926	3,831,704
Net property and equipment	1,963,175	2,080,361
Intangible assets, net of accumulated amortization	384,609	449,781
Goodwill	3,221,162	3,982,130
Other assets	510,622	627,530
Total assets	$ 12,280,005	$ 13,430,622
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,896,040	$ 2,220,414
Accrued expenses and other current liabilities	1,405,752	1,414,721
Debt maturing within one year	987,161	439,143
Current liabilities of discontinued operations	129,672	—
Total current liabilities	4,418,625	4,074,278
Long-term debt, net of current maturities	1,001,943	1,599,037
Other long-term obligations	723,343	735,094
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock, $.0006 par value, 2,100,000,000 shares authorized; issued and outstanding 932,246,614 and 669,182,785 shares at February 2, 2013 and 922,126,579 shares and 695,743,547 shares at January 28, 2012, respectively	559	553
Additional paid-in capital	4,711,113	4,551,299
Accumulated other comprehensive loss	(388,773)	(319,743)
Retained earnings	6,694,207	7,199,060
Less: Treasury stock at cost, 263,063,829 shares at February 2, 2013 and 226,383,032 shares at January 28, 2012	(4,888,953)	(4,416,018)
Total Staples, Inc. stockholders' equity	6,128,153	7,015,151
Noncontrolling interests	7,941	7,062
Total stockholders' equity	6,136,094	7,022,213
Total liabilities and stockholders' equity	$ 12,280,005	$ 13,430,622

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollar Amounts in Thousands, Except Share Data)

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Sales	$ 24,380,510	$ 24,664,752	$ 24,135,253
Cost of goods sold and occupancy costs	17,889,249	17,974,884	17,600,006
Gross profit	6,491,261	6,689,868	6,535,247
Operating expenses:			
Selling, general and administrative	4,884,284	4,991,195	4,832,444
Impairment of goodwill and long-lived assets	810,996	—	—
Amortization of intangibles	78,900	64,902	61,689
Integration and restructuring costs	207,016	—	57,765
Total operating expenses	5,981,196	5,056,097	4,951,898
Operating income	510,065	1,633,771	1,583,349
Other (expense) income:			
Interest income	5,340	7,370	7,397
Interest expense	(162,477)	(173,394)	(214,410)
Loss on early extinguishment of debt	(56,958)	—	—
Other income (expense), net	(30,547)	(3,103)	(9,799)
Income from continuing operations before income taxes	265,423	1,464,644	1,366,537
Income tax expense	426,270	477,247	467,577
(Loss) income from continuing operations, including the portion attributable to the noncontrolling interests	(160,847)	987,397	898,960
Discontinued Operations:			
Loss from discontinued operations, net of income taxes	(49,978)	(3,564)	(10,391)
Consolidated net (loss) income	(210,825)	983,833	888,569
(Loss) income attributed to the noncontrolling interests	(119)	(823)	6,621
(Loss) income attributed to Staples, Inc.	$ (210,706)	$ 984,656	$ 881,948
Amounts attributable to Staples, Inc.			
(Loss) income from continuing operations	$ (160,728)	$ 988,220	$ 892,339
Loss from discontinued operations	(49,978)	(3,564)	(10,391)
(Loss) income attributed to Staples, Inc.	$ (210,706)	$ 984,656	$ 881,948
Basic Earnings Per Common Share:			
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.42	$ 1.24
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)
Net (loss) income attributed to Staples, Inc.	$ (0.31)	$ 1.42	$ 1.23
Diluted Earnings per Common Share:			
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.40	$ 1.22
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)
Net (loss) income attributed to Staples, Inc.	$ (0.31)	$ 1.40	$ 1.21
Dividends declared per common share	$ 0.44	$ 0.40	$ 0.36

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Consolidated net (loss) income	$ (210,825)	$ 983,833	$ 888,569
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	36,602	(191,972)	2,383
Changes in the fair value of derivatives, net	2,022	(1,505)	(9,469)
Deferred pension and other post-retirement benefit costs, net	(106,656)	(27,520)	2,114
Other comprehensive loss, net of tax	(68,032)	(220,997)	(4,972)
Consolidated comprehensive (loss) income	(278,857)	762,836	883,597
Comprehensive income attributed to noncontrolling interests	879	990	9,245
Comprehensive (loss) income attributed to Staples, Inc.	$ (279,736)	$ 761,846	$ 874,352

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(Dollar and Share Amounts in Thousands)

		Equity Attributed to Staples, Inc.						
	Outstanding Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Stockholders Equity
Balances at January 30, 2010	728,665	$ 538	$ 4,379,942	$ (89,337)	$ 5,869,138	$ (3,388,395)	$ 83,054	$ 6,854,940
Issuance of common stock for stock options exercised	2,948	2	40,563	—	—	—	—	40,565
Shares issued upon grant of Restricted Stock Awards and vesting of Restricted Stock Units, net of forfeitures	6,104	3	(3)	—	—	—	—	—
Stock-based compensation	—	—	146,879	—	—	—	—	146,879
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	2,743	2	44,862	—	—	—	—	44,864
Net income for the year	—	—	—	—	881,948	—	6,621	888,569
Common stock dividend	—	—	—	—	(258,746)	—	—	(258,746)
Foreign currency translation adjustments	—	—	—	333	—	—	2,050	2,383
Changes in the fair value of derivatives (net of taxes of $7.5 million)	—	—	—	(10,043)	—	—	574	(9,469)
Deferred pension and other post-retirement benefit costs (net of taxes of $7.5 million)	—	—	—	2,114	—	—	—	2,114
Repurchase of common stock	(19,547)	—	—	—	—	(398,582)	—	(398,582)
Purchase of noncontrolling interest	—	—	(275,767)	—	—	—	(84,828)	(360,595)
Other	—	—	(1,741)	—	—	—	—	(1,741)
Balances at January 29, 2011	720,913	$ 545	$ 4,334,735	$ (96,933)	$ 6,492,340	$ (3,786,977)	$ 7,471	$ 6,951,181

		Equity Attributed to Staples, Inc.						
	Outstanding Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock	Non-controlling Interests	Total Stockholders Equity
Issuance of common stock for stock options exercised	3,251	$ 2	$ 25,887	$ —	$ —	$ —	$ —	$ 25,889
Shares issued upon grant of Restricted Stock Awards and vesting of Restricted Stock Units, net of forfeitures	6,595	4	(4)	—	—	—	—	—
Tax benefit on exercise of options	—	—	1,805	—	—	—	—	1,805
Stock-based compensation	—	—	151,822	—	—	—	—	151,822
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	3,830	2	47,975	—	—	—	—	47,977
Net income (loss) for the year	—	—	—	—	984,656	—	(823)	983,833
Common stock dividend	—	—	—	—	(277,936)	—	—	(277,936)
Foreign currency translation adjustments	—	—	—	(193,785)	—	—	1,813	(191,972)
Changes in the fair value of derivatives (net of taxes of $1.4 million)	—	—	—	(1,505)	—	—	—	(1,505)
Deferred pension and other post-retirement benefit costs (net of taxes of $0.9 million)	—	—	—	(27,520)	—	—	—	(27,520)
Repurchase of common stock	(38,846)	—	—	—	—	(629,041)	—	(629,041)
Purchase of noncontrolling interest	—	—	(8,602)	—	—	—	(1,398)	(10,000)
Other	—	—	(2,319)	—	—	—	(1)	(2,320)
Balances at January 28, 2012	695,744	$ 553	$ 4,551,299	$ (319,743)	$ 7,199,060	$ (4,416,018)	$ 7,062	$ 7,022,213
Issuance of common stock for stock options exercised	2,008	1	3,670	—	—	—	—	3,671
Shares issued upon grant of Restricted Stock Awards and vesting of Restricted Stock Units, net of forfeitures	3,637	2	(2)	—	—	—	—	—
Tax benefit on exercise of options	—	—	185	—	—	—	—	185
Stock-based compensation	—	—	117,813	—	—	—	—	117,813
Sale of common stock under Employee Stock Purchase Plan and International Savings Plan	4,476	3	46,319	—	—	—	—	46,322
Net loss for the year	—	—	—	—	(210,706)	—	(119)	(210,825)
Common stock dividend	—	—	—	—	(294,147)	—	—	(294,147)
Foreign currency translation adjustments	—	—	—	35,604	—	—	998	36,602
Changes in the fair value of derivatives (net of taxes of $1.0 million)	—	—	—	2,022	—	—	—	2,022
Deferred pension and other post-retirement benefit costs (net of taxes of $35.5 million)	—	—	—	(106,656)	—	—	—	(106,656)
Repurchase of common stock	(36,681)	—	—	—	—	(472,935)	—	(472,935)
Purchase of noncontrolling interest	—	—	(7,910)	—	—	—	—	(7,910)
Other	—	—	(261)	—	—	—	—	(261)
Balances at February 2, 2013	669,183	$ 559	$ 4,711,113	$ (388,773)	$ 6,694,207	$ (4,888,953)	$ 7,941	$ 6,136,094

See notes to consolidated financial statements.

STAPLES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollar Amounts in Thousands)

	Fiscal Year Ended		
	February 2, 2013	**January 28, 2012**	**January 29, 2011**
Operating Activities:			
Consolidated net (loss) income, including (loss) from the noncontrolling interests	$ (210,825)	$ 983,833	$ 888,569
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	408,413	417,154	437,174
Amortization of intangible assets	78,900	64,902	61,689
Impairment of goodwill and long-lived assets	810,996	—	—
Stock-based compensation	117,813	151,822	146,879
Excess tax benefits from stock-based compensation arrangements	(185)	(1,805)	—
Deferred income tax expense	112,148	6,706	172,630
Loss on early extinguishment of debt	56,958	—	—
Loss related to equity method investment	26,211	—	—
Other	7,208	4,452	5,418
Changes in assets and liabilities:			
Decrease (increase) in receivables	122,628	(73,670)	(95,656)
Decrease (increase) in merchandise inventories	87,246	(82,343)	(46,450)
(Increase) decrease in prepaid expenses and other assets	(48,145)	123,660	(70,600)
(Decrease) increase in accounts payable	(260,263)	23,677	63,305
Decrease in accrued expenses and other liabilities	(111,246)	(117,389)	(191,917)
Increase in other long-term obligations	21,331	75,476	75,450
Net cash provided by operating activities	1,219,188	1,576,475	1,446,491
Investing Activities:			
Acquisition of property and equipment	(349,574)	(383,654)	(408,889)
Proceeds from the sale of property and equipment	9,500	—	—
Acquisition of businesses, net of cash acquired	(1,941)	—	(63,066)
Net cash used in investing activities	(342,015)	(383,654)	(471,955)
Financing Activities:			
Proceeds from the exercise of stock options and the sale of stock under employee stock purchase plans	49,993	73,866	85,429
Proceeds from borrowings	1,087,843	301,843	201,566
Payments on borrowings	(485,554)	(820,631)	(207,478)
Early settlement of debt	(689,740)	—	—
Purchase of noncontrolling interest	(7,910)	(10,000)	(360,595)
Cash dividends paid	(294,147)	(277,936)	(258,746)
Excess tax benefits from stock-based compensation arrangements	185	1,805	—
Repurchase of common stock	(472,935)	(629,041)	(398,582)
Net cash used in financing activities	(812,265)	(1,360,094)	(938,406)
Effect of exchange rate changes on cash and cash equivalents	5,245	(29,835)	9,308
Net increase (decrease) in cash and cash equivalents	70,153	(197,108)	45,438
Cash and cash equivalents at beginning of period	1,264,149	1,461,257	1,415,819
Cash and cash equivalents at end of period	$ 1,334,302	$ 1,264,149	$ 1,461,257

See notes to consolidated financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Operations: Staples, Inc. and subsidiaries ("Staples" or "the Company") pioneered the office products superstore concept and is the world's leading office products company. Staples has three reportable segments: North American Stores & Online, North American Commercial, and International Operations. The North American Stores & Online segment consists of the U.S. and Canadian businesses that sell office products and services through retail stores and Staples.com. The North American Commercial segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to businesses and includes Staples Advantage and Quill.com. The International Operations segment consists of business units that operate stores and that sell and deliver office products and services directly to customers in 23 countries in Europe, Australia, South America and Asia.

Basis of Presentation: The consolidated financial statements include the accounts of Staples, Inc. and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. Certain previously reported amounts have been reclassified to conform with the current period presentation.

The operations of the Company's European Printing Systems Division business ("PSD"), which was acquired in 2008 in conjunction with the Corporate Express N.V. ("Corporate Express") acquisition, are being presented as a discontinued operation in the consolidated statement of income for all periods presented. The assets and liabilities comprising the PSD disposal group meet the criteria to be classified as held-for-sale and are being aggregated and presented as current assets and liabilities from discontinued operations in the consolidated balance sheet for the current period. See Note D - Discontinued Operations for additional information regarding these discontinued operations. Unless otherwise stated, any reference to the consolidated statement of income items in the notes to the consolidated financial statements refers to results from continuing operations.

Fiscal Year: Staples' fiscal year is the 52 or 53 weeks ending on the Saturday closest to January 31. Fiscal year 2012 ("2012") consisted of the 53 weeks ended February 2, 2013, fiscal year 2011 ("2011") consisted of the 52 weeks ended January 28, 2012 and fiscal year 2010 ("2010") consisted of the 52 weeks ended January 29, 2011.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management of Staples to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Staples considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables: Receivables include trade receivables financed under regular commercial credit terms and other non-trade receivables. Gross trade receivables were $1.36 billion at February 2, 2013 and $1.49 billion at January 28, 2012. Concentrations of credit risk with respect to trade receivables are limited due to Staples' large number of customers and their dispersion across many industries and geographic regions.

An allowance for doubtful accounts has been recorded to reduce trade receivables to an amount expected to be collectible from customers based on specific evidence as well as historic trends. The allowance recorded at February 2, 2013 and January 28, 2012 was $33.5 million and $46.0 million, respectively.

Other non-trade receivables were $485.6 million at February 2, 2013 and $591.5 million at January 28, 2012 and consisted primarily of purchase and advertising rebates due from vendors under various incentive and promotional programs. Amounts expected to be received from vendors relating to the purchase of merchandise inventories and reimbursement of incremental costs, such as advertising, are recognized as a reduction of inventory cost and realized as part of cost of goods sold as the merchandise is sold.

Merchandise Inventories: Merchandise inventories are valued at the lower of weighted-average cost or market value. The Company reserves for obsolete, overstocked and inactive inventory based on the difference between the weighted-average cost of the inventory and the estimated market value using assumptions of future demand and market conditions.

Accounts Payable: The Company has agreements with third parties to provide accounts payable tracking and payment services which facilitate participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company has no economic interest in the sale of these receivables. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under these arrangements. The Company presents these obligations as trade accounts payable.

Property and Equipment: Property and equipment are recorded at cost. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization, which includes the amortization of assets recorded under capital lease obligations, are provided using the straight-line method over the following useful lives: 40 years for buildings; 3-10 years for furniture and fixtures; and 3-10 years for equipment, which includes computer equipment and software with estimated useful lives of 3-7 years. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated economic lives of the improvements. Asset retirement obligations are recognized when incurred and the related cost is amortized over the remaining useful life of the related asset.

Lease Acquisition Costs: Lease acquisition costs, which are included in other assets, are recorded at cost and amortized using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is reasonably assured, which range from 5 to 40 years. Lease acquisition costs, net of accumulated amortization, at February 2, 2013 and January 28, 2012 were $16.2 million and $20.0 million, respectively.

Impairment of Goodwill: The Company reviews goodwill for impairment annually, in the fourth quarter, and when events or changes in circumstances indicate that the carrying value of goodwill might exceed its current fair value. The Company determines fair value using discounted cash flow analysis, which requires significant management assumptions and estimates regarding industry economic factors and the future profitability of the Company's businesses. It is the Company's policy to allocate goodwill and conduct impairment testing at a reporting unit level based on its most current business plans, which reflect changes the Company anticipates in the economy and the industry. The Company established, and continues to evaluate, its reporting units based on its internal reporting structure and generally defines such reporting units at the operating segment level or one level below.

Fair Value of Financial Instruments: Accounting Standards Codification ("ASC") Topic 820 *Fair Value Measurement* (ASC 820) establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement).

Impairment of Long-Lived Assets: The Company evaluates long-lived assets held for use for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based upon the estimated undiscounted cash flows expected to be generated from the use of an asset plus any net proceeds expected to be realized upon its eventual disposition. An impairment loss is recognized if an asset's carrying value is not recoverable and if it exceeds its fair value. Staples' policy is to evaluate long-lived assets for impairment at a store level for retail operations and at an operating unit level for Staples' other operations.

Exit and Disposal Activities: The Company's policy is to recognize costs associated with exit and disposal activities, including restructurings, when a liability has been incurred. Employee termination costs associated with ongoing benefit arrangements are accrued when the obligations are considered probable and can be reasonably estimated, while costs associated with one-time benefit arrangements generally are accrued when the key terms of the arrangement have been communicated to the affected employees. Costs related to ongoing lease obligations for vacant facilities are recognized once the Company has ceased using the facility, and the related liability is recorded net of estimated future sublease income. Payments made to terminate a lease agreement prior to the end of its term are typically accrued when notification is given to the landlord. For property and equipment that the Company expects to retire at the time of a facility closing, the Company evaluates whether the assets are impaired on a held for use basis and reassesses the assets' estimated remaining useful lives.

Revenue Recognition: Revenue is recognized at the point of sale for the Company's retail operations and at the time of shipment for its delivery sales. The Company offers its customers various coupons, discounts and rebates, which are treated as a reduction of revenue.

Sales of extended service plans are administered by either an unrelated third-party or by the Company. The unrelated third-party is the legal obligor in most of the areas they administer, and accordingly bears all performance obligations and risk of loss related to the service plans sold in such areas. In these areas, Staples recognizes net commission revenue at the time of sale for the service plans. In certain areas where Staples is the legal obligor, the revenues associated with the sale are deferred and recognized over the life of the service contract, which is typically one to five years.

Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority.

Cost of Goods Sold and Occupancy Costs: Cost of goods sold and occupancy costs includes the costs of merchandise sold, inbound and outbound freight, receiving and distribution, and store and distribution center occupancy (including real estate taxes and common area maintenance).

Shipping and Handling Costs: All shipping and handling costs are included as a component of cost of goods sold and occupancy costs.

Selling, General and Administrative Expenses: Selling, general and administrative expenses include payroll, advertising and other operating expenses for the Company's stores and delivery operations not included in cost of goods sold and occupancy costs.

Advertising: Staples expenses the costs of producing an advertisement the first time the advertising takes place, except for the cost of direct response advertising, primarily catalog production costs, which are capitalized and amortized over their expected period of future benefits (i.e., the life of the catalog). Direct catalog production costs included in prepaid and other assets totaled $19.5 million at February 2, 2013 and January 28, 2012. The cost of communicating an advertisement is expensed when the communication occurs. Total advertising and marketing expense was $533.6 million, $582.6 million and $560.5 million for 2012, 2011 and 2010, respectively.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with ASC Topics 505 *Equity* and 718 *Stock Compensation*. Stock-based compensation for stock options is measured based on the estimated fair value of each award on the date of grant using a binomial valuation model. Stock-based compensation for restricted shares is measured based on the closing market price of the Company's common stock price on the date of grant, less the present value of dividends expected to be paid on the underlying shares but foregone during the vesting period. The Company recognizes stock-based compensation costs as expense on a straight-line basis over the requisite service period.

Pension and Other Post-Retirement Benefits: The Company maintains pension and post-retirement life insurance plans for certain employees globally. These plans include significant obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and inflation. The Company also makes assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases. These assumptions are evaluated annually.

Foreign Currency: The assets and liabilities of Staples' foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders' equity. Foreign currency transaction gains and losses relate to the settlement of assets or liabilities in another currency. Foreign currency transaction gains (losses) were $(3.1) million, $0.5 million and $(7.6) million for 2012, 2011 and 2010, respectively. These amounts are included in Other income (expense), net.

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments that qualify for hedge accounting are recorded in stockholders' equity as a component of accumulated other comprehensive income or as an adjustment to the carrying value of the hedged item. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings.

Accounting for Income Taxes: Deferred income tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred income tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.

The Company accounts for uncertain tax provisions in accordance with ASC Topic 740 *Income Taxes*. These provisions require companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any benefit can be recorded in the financial statements. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Recently Adopted Accounting Pronouncements

In May 2011, a pronouncement was issued providing consistent definitions and disclosure requirements of fair value with respect to U.S. GAAP and International Financial Reporting Standards. The pronouncement changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 measurements. The changes were effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

In June 2011, a pronouncement was issued that amended the guidance relating to the presentation of comprehensive income and its components. The pronouncement eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance required changes in presentation only and therefore did not have a significant impact on the Company's consolidated financial statements.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows the entity to perform an initial qualitative assessment to determine whether it is "more likely than not" that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test that is otherwise required to be performed annually. The methodology for how goodwill is calculated, assigned to reporting units, and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011, and only applies to the required annual test for impairment, not to interim testing or reviews for potential impairment indicators. The Company adopted this pronouncement on January 29, 2012. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

Note B — Restructuring Charges

In September 2012, the Company announced a strategic plan (the "Plan") aimed at accelerating growth, particularly in the Company's online businesses. Elements of the Plan include more fully integrating the Company's retail and online offerings, restructuring its International Operations segment and improving the productivity of its stores in North America. Pursuant to the Plan, during 2012 the Company took the following actions:

- closed 46 retail stores in Europe and accelerated the closure of 15 retail stores in the United States;
- closed and consolidated certain sub-scale delivery businesses in Europe;
- announced its intent to pursue the sale of PSD;
- reorganized certain general and administrative functions in Europe; and
- rebranded its business in Australia from the Corporate Express tradename to the Staples tradename (see Note C - Goodwill and Long-Lived Assets).

As a result of the actions taken under the Plan, during 2012 the Company recorded pre-tax restructuring charges of $207.0 million related to continuing operations, including $106.4 million for ongoing lease obligations related to facility closures, $75.6 million for severance and benefit costs, and $24.9 million for other associated costs. Of these amounts, approximately $177 million relates to the Company's International Operations segment and approximately $30 million relates to the North American Stores & Online segment. The Company does not expect to incur material costs in the future in connection with the Plan. The Company expects to substantially complete the actions required under the Plan by the end of fiscal 2013.

Also during 2012, the Company recorded a pre-tax charge of $20.1 million primarily for severance and benefit costs in connection with the Company's decision to pursue the sale of PSD, which is included in Loss from discontinued operations, net of income taxes (see Note D - Discontinued Operations). The Company does not expect to incur additional restructuring charges in the future for PSD in connection with the Plan.

The table below shows the restructuring charges recorded during 2012 and the related liability balances as of February 2, 2013 for each major type of cost associated with the Plan (in thousands):

	Continuing Operations				Discontinued Operations
	Contractual Obligation	Employee Related	Other	Total	Employee Related
Accrued restructuring balance as of January 28, 2012	$ —	$ —	$ —	$ —	$ —
Charges	106,438	75,630	24,948	207,016	20,064
Adjustments	—	—	—	—	—
Cash Payments	(5,813)	(8,892)	(8,346)	(23,051)	(8,893)
Non-cash relief of accrual	—	—	(10,323)	(10,323)	—
Foreign currency translations	1,936	1,521	166	3,623	582
Accrued restructuring balance as of February 2, 2013	$ 102,561	$ 68,259	$ 6,445	$ 177,265	$ 11,753

The Company expects that payments related to employee related liabilities will be substantially completed by the end of fiscal 2013. The Company anticipates payments related to facility lease obligations will be substantially complete by fiscal year 2026.

For the accrued restructuring liabilities related to continuing operations, $30.5 million of the contractual obligations and all of the employee-related and other obligations are included within Accrued expenses and other current liabilities and $72.0 million of the contractual obligations are included in Other long-term obligations in the Company's consolidated balance sheet as of February 2, 2013. For discontinued operations, all liabilities are classified within Current liabilities of discontinued operations.

The restructuring charges related to continuing operations are presented within Integration and restructuring costs in the Company's consolidated statements of income. The table below summarizes how the $207.0 million of restructuring charges related to continuing operations would have been allocated if the Company had recorded the expenses within the functional department of the restructured activities (in thousands):

	Fiscal Year Ended February 2, 2013
Cost of goods sold and occupancy costs	$ 118,693
Selling, general and administrative	88,323
Total	$ 207,016

As a result of the closure of the 46 retail stores in Europe and the 15 retail stores in the United States and the consolidation of certain sub-scale delivery businesses in Europe, the Company incurred long-lived asset impairment charges of $34.7 million in 2012 (see Note C - Goodwill and Long-Lived Assets).

Note C - Goodwill and Long-Lived Assets

Goodwill

As described in Note A - Summary of Significant Accounting Policies, the Company reviews goodwill for impairment annually during its fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

During 2012, the Company continued to monitor its European businesses, which the Company had disclosed were at risk for impairment. With the continued political and economic instability in Europe, recent history of declining sales and profits for its businesses in that region, a sustained decline of its stock price and revised short-term and long-term outlooks for its European businesses, the Company determined in its third fiscal quarter that sufficient indicators of impairment existed to require an interim goodwill impairment analysis for its Europe Retail and Europe Catalog reporting units, both of which are included in the Company's International Operations segment.

In September 2012, management presented, and the Board of Directors approved, a strategic plan to accelerate growth across the Company and to reposition its operations and stem losses in Europe. In connection with the development of this plan, the Company analyzed each of its European businesses in light of ongoing industry trends, economic conditions, and long-term sales and profit projections. The Company's management and board of directors concluded a strategic shift in the business was crucial to Staples' long-term business prospects in Europe. As a result, the Company made strategic decisions and announced a plan to restructure the Company's operations in Europe (see Note B - Restructuring Charges), divest its printing systems division and more fully integrate its retail and online offerings.

The outcome of this strategic review in the third quarter was significant changes in the long-range financial projections for Europe Retail and Europe Catalog compared with previous projections. The Company now projects long-term sales declines in its Europe Retail business, stemming from a decision, in light of industry trends, to allocate more resources and capital to the expansion of online capabilities. The Company also projects declines in its legacy Europe Catalog business, which is projected to be replaced with the growing, but slightly less profitable, online business. Based on the results of the impairment testing, the Company recorded impairment charges of $303.3 million and $468.1 million related to Europe Retail and Europe Catalog in the third quarter 2012, respectively.

To derive the fair value of these reporting units, the Company used the income approach, specifically the discounted cash flow ("DCF") method, which incorporates significant estimates and assumptions made by management which, by their nature, are characterized by uncertainty. The key assumptions impacting the valuation included:

- The Company's financial projections for these reporting units, which are based on management's assessment of regional and macroeconomic variables, industry trends and market opportunities, and the Company's strategic objectives and future growth plans.
- The projected terminal value for each reporting unit, which represents the present value of projected cash flows beyond the last period in the discounted cash flow analysis. The terminal value reflects the Company's assumptions related to long-term growth rates and profitability, which are based on several factors including local and macroeconomic variables, market opportunities, and future growth plans.
- The discount rate used to measure the present value of the projected future cash flows is set using a weighted-average cost of capital method that considers market and industry data as well as the Company's specific risk factors that are likely to be considered by a market participant. The weighted-average cost of capital is the Company's estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

Based on the results of the first step in the impairment test, the Company determined that the carrying values of Europe Retail and Europe Catalog exceeded their respective fair values, and accordingly, the Company proceeded to step two of the impairment test.

In the second step, the Company assigned the reporting unit's fair value to all of its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit's goodwill is less than the carrying value, the difference is recorded as an impairment charge. The fair value estimates incorporated in step two were primarily based on third-party appraisals and the income approach, specifically the relief from royalty and the multi-period excess earnings methods. The property appraisals incorporate a significant amount of judgment on the part of the third-party valuation specialists regarding appropriate comparable properties and assessments of current market conditions, and the income approach valuations incorporate significant estimates and assumptions made by management including those relating to projected long-term rates of growth, customer attrition, and profitability, appropriate market-based royalty rates and the discount rates. Based on the results of this second step, the Company recorded impairment charges of $303.3 million related to Europe Retail and $468.1 million related to Europe Catalog during the third quarter of 2012.

During the fourth quarter of 2012, the Company performed its annual goodwill impairment testing, and determined that no further impairment charges were required in 2012. The Company determined the fair value of its reporting units during this testing using the DCF method, as described above.

The changes in the carrying amounts of goodwill during fiscal 2011 and 2012 are as follows (in thousands):

	Goodwill at January 29, 2011	2011 Net Additions	2011 Adjustments	Foreign Exchange Fluctuations	Goodwill at January 28, 2012
North American Commercial	$ 1,245,362	$ 1,776	$ (2,104)	$ —	$ 1,245,034
North American Stores & Online	630,435	—	(560)	(321)	629,554
International Operations	2,197,365	—	(3,515)	(86,308)	2,107,542
Consolidated	$ 4,073,162	$ 1,776	$ (6,179)	$ (86,629)	$ 3,982,130

	Goodwill at January 28, 2012	Impairment Charges	2012 Adjustments	Foreign Exchange Fluctuations	Goodwill at February 2, 2013
North American Commercial	$ 1,245,034	$ —	$ —	$ —	$ 1,245,034
North American Stores & Online	629,554	—	(3,103)	222	626,673
International Operations	2,107,542	(771,493)	(414)	13,820	1,349,455
Consolidated	$ 3,982,130	$ (771,493)	$ (3,517)	$ 14,042	$ 3,221,162

There were no accumulated goodwill impairment charges as of the beginning of 2012.

Long-Lived Assets

Prior to performing the interim goodwill impairment tests for Europe Retail and Europe Catalog, the Company tested long-lived assets to be held and used by these reporting units for impairment on an undiscounted cash flow basis. Based on the results of this testing, the Company recorded a $4.8 million impairment charge related to the ongoing operations of Europe Retail and determined that the long-lived assets associated with the ongoing operations of Europe Catalog were not impaired. The impairment charge primarily related to leasehold improvements at retail stores and was based on estimates of the fair values of the related assets which were derived using a DCF valuation analysis, incorporating similar assumptions and estimates as discussed above.

During 2012, the Company closed 46 retail stores in Europe and 15 retail stores in the United States and consolidated several sub-scale delivery businesses in Europe (see Note B - Restructuring Charges). As a result of these planned actions, the Company recorded long-lived asset impairment charges of $29.6 million and $5.1 million related to the Company's International Operations and North American Stores and Online segments, respectively, primarily relating to leasehold improvements and company-owned facilities.

See Note I - Fair Value Measurements for disclosures related to fair value measurements incorporated in the calculations of the goodwill and long-lived asset impairment charges.

Also during 2012, the Company rebranded its Australian business, a component of the Company's International Operations segment, pursuant to which the Company accelerated the transition from the legacy Corporate Express tradename to the exclusive use of the Staples brand name. As a result, the Company accelerated the remaining amortization totaling $20.0 million in 2012. This amount was recorded in Amortization of intangibles in the consolidated statement of income. Prior to the decision to rebrand this business, the carrying value of the tradename was scheduled to be amortized through the end of the Company's fiscal year 2014.

The Company's intangible assets are amortized over their estimated useful lives and are summarized below (in thousands):

	Weighted Average Amortization Period	February 2, 2013			January 28, 2012		
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	12.3 years	$ 680,846	$ (305,245)	$ 375,601	$ 678,608	$ (260,870)	$ 417,738
Tradenames	15.9 years	208,449	(199,441)	9,008	248,714	(216,671)	32,043
Total	12.4 years	$ 889,295	$ (504,686)	$ 384,609	$ 927,322	$ (477,541)	$ 449,781

Estimated future amortization expense associated with the intangible assets at February 2, 2013 is as follows (in thousands):

Fiscal Year	Total
2013	$ 55,120
2014	54,888
2015	53,324
2016	48,290
2017	47,126
Thereafter	125,861
	$ 384,609

Note D — Discontinued Operations

In September 2012, the Company announced its commitment to pursue the sale of PSD, a component of the Company's International Operations segment, which operates in five countries in Europe and focuses on the sale, rental and servicing of printing machinery. The Company is actively marketing the business and currently expects to complete the sale within one year of this announcement. The Company does not plan to have continued involvement in the operations of PSD after the completion of the sale, and subsequent to the sale, all cash flows related to PSD are expected to be eliminated from the Company's consolidated financial statements. Accordingly, the Company has presented PSD's results of operations as discontinued operations in its consolidated statement of income for all periods presented.

The Company has classified certain assets and liabilities of PSD as a disposal group and accounted for the group as held-for-sale in the Company's consolidated balance sheet as of February 2, 2013. Given that the Company expects to complete the sale within one year, the Company has presented the disposal group within current assets and current liabilities on the consolidated balance sheet.

The following table shows the carrying amounts of the major classes of the assets and liabilities included in the disposal group as of February 2, 2013 (in thousands):

	February 2, 2013
ASSETS	
Receivables, net	$ 108,011
Merchandise inventories, net	41,218
Deferred income tax assets	3,946
Prepaid expenses and other current assets	8,851
Non-current assets	8,793
Total assets of discontinued operations	$ 170,819
LIABILITIES	
Accounts payable	$ 74,920
Accrued expenses and other current liabilities	35,847
Debt maturing within one year	2,528
Other long-term obligations	16,377
Total liabilities of discontinued operations	$ 129,672

In connection with the Company's ongoing efforts to sell PSD, the Company incurred restructuring charges of approximately $20.1 million in 2012 for employee severance and benefit costs associated with a plan to restructure PSD's operations. The Company also incurred $4.5 million of incremental tax expense in 2012 related to the planned sale. These charges are included in Loss from discontinued operations, net of income taxes in the consolidated statement of income.

The consolidated statements of income for 2012, 2011 and 2010 include certain indirect corporate overhead costs in Selling, general and administrative which had previously been allocated to PSD. These indirect corporate overhead costs do not qualify for classification within discontinued operations and, therefore, continue to be included in Selling, general and administrative in continuing operations on the consolidated statement of income.

The following table details PSD's results of operations for 2012, 2011 and 2010, which have been reported in discontinued operations (in thousands):

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Sales	$ 291,428	$ 357,440	$ 409,860
Restructuring Charges	20,064	—	—
Loss from discontinued operations, before income taxes	(51,074)	(5,503)	(9,942)
Income tax (benefit) expense	(1,096)	(1,939)	449
Loss from discontinued operations, net of income taxes	$ (49,978)	$ (3,564)	$ (10,391)

Note E — Business Combinations and Acquisition of Noncontrolling Interest

ASC Topic 805 *Business Combinations* requires that companies record acquisitions using the acquisition method of accounting. Accordingly, the purchase price is assigned to the tangible assets and liabilities and identifiable intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Purchased intangibles with finite lives are amortized over their respective useful lives.

With the acquisition of Corporate Express in July 2008, the Company acquired more than 99% of the capital stock of Corporate Express and became approximately a 59% shareholder of Corporate Express Australia Limited ("Corporate Express Australia"), a public company traded on the Australian Securities Exchange. In September 2010, through a compulsory acquisition process, the Company acquired the final outstanding shares of Corporate Express Australia for cash consideration of AUD $5.60 per share, bringing the Company's ownership of this business to 100% for an aggregate purchase price of approximately AUD $407 million (approximately $361 million).

The Company also worked diligently to acquire the remaining capital stock of Corporate Express by means of a compulsory judicial "squeeze out" procedure in accordance with the Dutch Civil Code. However, in October 2011, after a long and cumbersome process, Staples withdrew the squeeze out proceedings. Subsequent to the withdrawal of these proceedings, the Company has paid an aggregate of €13.1 million (approximately $17.2 million) to acquire additional shares in Corporate Express through private transactions, bringing its current ownership to approximately 99.98%.

The purchases of the additional shares were accounted for in accordance with ASC Topic 810 *Noncontrolling Interest in Consolidated Financial Statements* as an equity transaction, by adjusting the carrying amount of the noncontrolling interest to reflect the change in the Company's ownership interest in Corporate Express and Corporate Express Australia. The purchase of the noncontrolling interest is reflected as a financing cash outflow in the consolidated statement of cash flows.

In July 2010, the Company entered the Finnish market, acquiring Oy Lindell AB ("Lindell"), a Finnish office products distributor. The aggregate cash purchase price was €31 million (approximately $39 million based on foreign exchange rates on the acquisition date), net of cash acquired. As a result of this acquisition, the Company recorded goodwill of $16.4 million and $4.3 million of intangible assets, which are being amortized on a straight line basis over their weighted-average estimated lives of 5 years. The goodwill and intangible assets were allocated to the International Operations segment. None of the goodwill is deductible for tax purposes.

Note F — Acquisition Reserves

In connection with the Company's acquisition of Corporate Express, acquisition reserves of $181.0 million were established. The activity related to this reserve (in thousands) for fiscal 2011 and 2012 is as follows:

	Balance as of January 29, 2011	Utilization	Adjustments	Foreign Exchange Fluctuations	Balance as of January 28, 2012
Transaction costs	$ 543	$ (119)	$ (424)	$ —	$ —
Severance	11,793	(3,911)	(5,231)	(960)	1,691
Facility closures	20,287	(3,898)	(600)	(28)	15,761
Other	9,344	(699)	(2,180)	(125)	6,340
Total	$ 41,967	$ (8,627)	$ (8,435)	$ (1,113)	$ 23,792

	Balance as of January 28, 2012	Utilization	Adjustments	Foreign Exchange Fluctuations	Balance as of February 2, 2013
Severance	$ 1,691	$ (306)	$ —	$ 52	$ 1,437
Facility closures	15,761	(10,768)	(5,000)	7	—
Other	6,340	(2,320)	(414)	(402)	3,204
Total	$ 23,792	$ (13,394)	$ (5,414)	$ (343)	$ 4,641

The acquisition reserve balances shown above are included within Accrued expenses and other current liabilities in the Company's consolidated balance sheets.

Note G — Accrued Expenses and Other Current Liabilities

The major components of Accrued expenses and other current liabilities are as follows (in thousands):

	February 2, 2013	January 28, 2012
Taxes	$ 288,264	$ 320,861
Employee related	351,910	402,058
Acquisition and restructuring reserves	127,758	49,549
Advertising and marketing	97,992	101,023
Other	539,828	541,230
Total	$ 1,405,752	$ 1,414,721

Note H — Debt and Credit Agreements

The major components of the Company's outstanding debt are as follows (in thousands):

	February 2, 2013		January 28, 2012	
October 2012 Notes	$	—	$	332,617
January 2014 Notes		879,454		1,525,003
January 2018 Notes		498,635		—
January 2023 Notes		499,040		—
Other lines of credit		103,734		170,745
Capital lease obligations and other notes payable		8,241		9,815
		1,989,104		2,038,180
Less: current portion		(987,161)		(439,143)
Net long-term debt	$	1,001,943	$	1,599,037

Aggregate annual maturities of long-term debt and capital lease obligations are as follows (in thousands):

Fiscal Year:		Total
2013	$	974,925
2014		2,809
2015		350
2016		316
2017		500,248
Thereafter		500,545
	$	1,979,193
Unamortized gain related to hedge of January 2014 Notes		12,236
Original issue discounts on January 2018 Notes and January 2023 Notes		(2,325)
	$	1,989,104

Future minimum lease payments under capital leases of $2.7 million are included in aggregate annual maturities shown above. Staples entered into no new capital lease obligations in 2012 or 2011.

Interest paid by Staples totaled $171.6 million, $184.5 million and $210.9 million for 2012, 2011 and 2010, respectively. There was no interest capitalized in 2012, 2011 and 2010.

January 2018 Notes and January 2023 Notes: In January 2013, the Company issued $500 million aggregate principal amount of 2.75% senior notes due January 2018 (the "January 2018 Notes") and $500 million aggregate principal amount of 4.375% senior notes due January 2023 (the "January 2023 Notes", or collectively “the Notes”), for total net proceeds after the original issue discount and the underwriters' fees of $991.4 million. The Notes were issued with original discounts at 99.727% and 99.808%, respectively. The Notes rank equally with all of the Company's other unsecured and unsubordinated indebtedness. The indenture governing the notes contains covenants that will limit the Company's ability to create certain liens and engage in certain sale and leaseback transactions. The indenture does not limit the amount of debt that the Company or any of the Company's subsidiaries may incur. Interest on these Notes is payable in cash on a semi-annual basis on January 12 and July 12 of each year. The interest rate payable on the Notes will be subject to adjustments from time to time if Moody's Investors Service, Inc. or Standard & Poor's Ratings Services downgrades (or downgrades and subsequently upgrades) the rating assigned to the Notes. The Company may redeem the Notes at any time at certain redemption prices specified in the indenture governing the Notes. Upon the occurrence of both (a) a change of control of Staples, Inc., as defined in the indenture, and (b) a downgrade of the Notes below an investment grade rating by both of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services within a specified period, the Company will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The Notes are not guaranteed by any of the Company's subsidiaries.

During 2012, the Company entered into a series of interest rate swap agreements for an aggregate notional amount of $325.0 million. These swaps were designated as cash flow hedges of interest rate risk, and were used to hedge the Company's exposure to the variability in future cash flows associated with the forecasted issuances of the January 2018 Notes and January 2023 Notes. Upon issuance of the Notes in January 2013, the Company terminated these swaps realizing a gain of $1.3 million. Of this amount, $0.7 million will be amortized to interest expense over the terms of the Notes and $0.6 million was recognized as a gain in Other (expense) income in the consolidated statement of income in 2012 due to ineffectiveness associated with these cash flow hedges.

January 2014 Notes: On January 15, 2009, Staples issued $1.5 billion aggregate principal amount of notes due January 15, 2014 (the "January 2014 Notes"), with a fixed interest rate of 9.75% payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2009. From the sale of the January 2014 Notes, the Company received net proceeds, after the underwriters' fees, of $1.49 billion. The January 2014 Notes are not guaranteed by any of the Company's subsidiaries.

In March 2010, Staples entered into interest rate swap agreements to turn half of the January 2014 Notes into variable rate obligations. The swap agreements were subsequently terminated in September 2011 (see Note J - Derivative Instruments and Hedging Activities), with the Company realizing a gain of $30.3 million which is being amortized to interest expense over the remaining term of the hedged portion of the January 2014 Notes.

In January 2013, the Company repurchased approximately $632.8 million of the unhedged portion of the January 2014 Notes pursuant to a cash tender offer leaving $867.2 million aggregate principal balance still outstanding. As a result of this tender offer, the Company incurred a pre-tax loss on early extinguishment of debt of $57.0 million in 2012, which primarily includes debt tender premiums. This loss is included within Loss on early extinguishment of debt on the consolidated statement of income. The Company also wrote off related unamortized debt issuance costs of $1.0 million to interest expense in 2012. The tender offer period remained open until February 4, 2013, and on February 5, 2013, after the end of the Company's fiscal year, the Company paid an additional $0.3 million to repurchase January 2014 Notes and incurred a related loss on early settlement of $33.7 thousand. These additional amounts will be recorded as an extinguishment of debt and a loss, respectively, in the first quarter of the Company's fiscal year 2013.

October 2012 Notes: The Company repaid the $325 million, 7.375% notes due October 2012 (the "October 2012 Notes") on their maturity date of October 1, 2012. Upon repayment, the Company took the actions required under the applicable guarantee fall-away provisions to cause its subsidiaries Staples the Office Superstore, LLC, Staples the Office Superstore, East Inc., Staples Contract & Commercial, Inc. and Staples the Office Superstore Limited Partnership (collectively, the "Guarantor Subsidiaries") to be legally released from their guarantees of debt related to the January 2014 Notes, the November 2014 Revolving Credit Facility (as defined below) and the Commercial Paper Program (as defined below). The Guarantor Subsidiaries are no longer legally guaranteeing the repayment of the debt; therefore, the Guarantor Subsidiaries note included in the Company's previous financial statement filings is no longer required.

Revolving Credit Facility: To cover seasonal fluctuations in cash flows and to support the Company's various growth initiatives, the Company utilizes cash generated from operations and borrowings available under various credit facilities and a commercial paper program. The Company has a revolving credit agreement with Bank of America, N.A., as Administrative Agent and other lending institutions named therein (the "November 2014 Revolving Credit Facility") which provides for a maximum borrowing of $1.0 billion, and which pursuant to an accordion feature may be increased to $1.5 billion upon the Company's request and the agreement of the lenders participating in the increase. At the end of 2012, no borrowings were outstanding under the November 2014 Revolving Credit Facility.

Borrowings made pursuant to the November 2014 Revolving Credit Facility may be syndicated loans, swing line loans, multicurrency loans, or letters of credit, the combined sum of which may not exceed the maximum borrowing amount. Borrowings made pursuant to the November 2014 Revolving Credit Facility will bear interest at various interest rates, depending on the type of borrowing, plus a percentage spread based on the Company's credit rating and fixed charge coverage ratio. Under the November 2014 Revolving Credit Facility, the Company agrees to pay a facility fee at rates that range from 0.15% to 0.35% per annum depending on the Company's credit rating and fixed charge coverage ratio. Amounts borrowed under the November 2014 Revolving Credit Facility may be repaid and reborrowed from time to time until November 4, 2014.

The November 2014 Revolving Credit Facility is unsecured and ranks pari passu with the Company's public notes and other indebtedness and contains customary affirmative and negative covenants for credit facilities of this type. The November 2014 Revolving Credit Facility also contains financial covenants that require us to maintain a minimum fixed charge coverage ratio and a maximum adjusted funded debt to total capitalization ratio.

Commercial Paper Program: The Company has a commercial paper program ("Commercial Paper Program") that allows the Company to issue up to $1.0 billion of unsecured commercial paper notes ("Notes") from time to time. The November 2014 Revolving Credit Facility serves as a backstop to the Commercial Paper Program. The Company typically uses the proceeds from the Notes for general purposes, including working capital, capital expenditures, acquisitions and share repurchases. During 2012 the Company borrowed under the Commercial Paper Program to support its seasonal working capital requirements. Maturities of the Notes vary but may not exceed 397 days from the date of issue. The Notes bear such interest rates, if interest bearing, or will be sold at such discount from their face amounts, as agreed upon from time to time by the dealers under the Commercial Paper Program and the Company. The Commercial Paper Program contains customary events of default with corresponding grace periods. In 2012, the weighted-average amount outstanding under the Commercial Paper Program was $7.3 million, with a weighted-average interest rate of 0.4%. At the end of 2012, there were no outstanding borrowings under the Commercial Paper Program. The maximum amount outstanding under the Commercial Paper Program during 2012 was $100.0 million.

Other Lines of Credit: The Company had $309.9 million in borrowing capacity under various other lines of credit as of February 2, 2013 with outstanding borrowings of $103.7 million and outstanding letters of credit of $0.2 million, leaving $206.0 million of available credit at that date.

There were no instances of default during 2012 under any of the Company's debt agreements.

Deferred Financing Fees

In connection with the issuance of certain debt instruments, the Company incurred financing fees which are being amortized over the terms of the related debt instruments. Amortization of the financing fees is classified as interest expense. Deferred financing fees amortized to interest expense were $4.8 million, $4.2 million and $6.3 million for 2012, 2011 and 2010, respectively. The amount for 2012 includes $1.0 million of accelerated amortization related to the early extinguishment of $632.8 million of the January 2014 Notes. At February 2, 2013, unamortized financing fees of $1.3 million were included in Prepaid expenses and other current assets and unamortized fees of $10.0 million were included in Other assets. At January 28, 2012, unamortized financing fees of $0.4 million were included in Prepaid expenses and other current assets and unamortized fees of $7.5 million were included in Other assets.

Note I - Fair Value Measurements

Recurring Fair Value Measurements

ASC Topic 820 *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement).

The fair values of cash and cash equivalents, receivables, accounts payable, accrued expenses, other current liabilities, and short-term debt approximate their carrying values because of their short-term nature.

The following table shows the difference between the financial statement carrying value and fair value of the Company's debt obligations (see Note H - Debt and Credit Agreements) as of February 2, 2013 and January 28, 2012 (in thousands). The fair values of these notes were determined based on quoted market prices and are classified as Level 1 measurements.

	February 2, 2013		January 28, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
January 2014 Notes	879,454	940,009	1,525,003	1,721,490
January 2018 Notes	498,635	502,202	—	—
January 2023 Notes	499,040	496,369	—	—

The following table shows the Company's assets and liabilities as of February 2, 2013 and January 28, 2012 that are measured and recorded in the financial statements at fair value on a recurring basis (in thousands):

	February 2, 2013		
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Unobservable Inputs
	Level 1	Level 2	Level 3
Assets			
Money market funds	$ 585,479	$ —	$ —
Liabilities			
Derivative liabilities	—	(20,153)	—

	January 28, 2012		
	Quoted Prices in Active Markets for Identical Assets or Liabilities	Significant Other Observable Inputs	Unobservable Inputs
	Level 1	Level 2	Level 3
Assets			
Money market funds	$ 468,913	$ —	$ —
Liabilities			
Derivative liabilities	—	(36,418)	—

The fair values of the Company's money market funds are based on quotes received from third-party banks. The fair values of the Company's derivative liabilities are based on quotes received from third-party banks and represent the estimated amount the Company would pay to terminate the agreements taking into consideration current interest and forward exchange rates as well as the creditworthiness of the counterparty.

The fair values of the assets in the Company's pension plans are described in detail in Note N - Pension and Other Post-Retirement Benefit Plans

Non-Recurring Fair Value Measurements

During 2012, the Company recognized goodwill impairment charges of $771.5 million and long-lived asset impairment charges of $39.5 million. These charges were based on fair value measurements derived using the income approach, specifically the discounted cash flow, relief from royalty, and multi-period excess earnings methods. The valuation methodologies incorporated unobservable inputs reflecting significant estimates and assumptions made by management. Accordingly, the Company classified these measurements as Level 3 within the fair value hierarchy. The charges were also based, in part, on property appraisals prepared by third-party valuation specialists. The appraisals incorporate a significant amount of judgment on the part of the valuation specialists regarding appropriate comparable properties and an assessment of current market conditions. The Company has also classified these measurements as Level 3 within the fair value hierarchy. Refer to Note C - Goodwill and Long-Lived Assets for further detailed information related to the significant unobservable inputs.

Note J — Derivative Instruments and Hedging Activities

Staples uses interest rate swap agreements, foreign currency swap and foreign currency forward agreements to offset certain operational and balance sheet exposures related to changes in interest or foreign exchange rates. These agreements are entered into to support transactions made in the normal course of business and accordingly are not speculative in nature. These derivatives qualify for hedge accounting treatment as the derivatives have been highly effective in offsetting the underlying exposures related to the hedge.

All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item in earnings. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of accumulated other comprehensive income (loss) until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable of occurring. If a derivative or a nonderivative financial instrument is designated as a hedge of the Company's net investment in a foreign subsidiary, then changes in the fair value of the financial instrument are recognized as a component of accumulated other comprehensive income (loss) to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. The Company formally documents all hedging relationships for all derivative, nonderivative hedges and the underlying hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. There are no amounts excluded from the assessment of hedge effectiveness.

The Company classifies the fair value of all derivative contracts and the fair value of its hedged firm commitments as either current or long-term depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in the Company's consolidated statement of cash flows in the same category as the item being hedged.

The table below presents the fair value of the Company's derivative financial instruments that qualify for hedge accounting as well as their classification on the consolidated balance sheet as of February 2, 2013 and January 28, 2012 (in thousands):

	Consolidated Balance Sheet Location	Fair Value	
		February 2, 2013	January 28, 2012
Liability derivatives:			
Foreign currency forward	Other long-term liabilities	(9,967)	(21,974)
Foreign currency swaps	Other long-term liabilities	—	(14,353)
Total		$ (9,967)	$ (36,327)

The tables below present pre-tax gains and losses recognized in Other Comprehensive Income ("OCI") during 2012, 2011 and 2010 related to derivative financial instruments designated as cash flow hedges or net investment hedges, as well as the amount of gains and losses reclassified into earnings during those periods (in thousands):

Derivative Type	Hedge Designation	Gain (loss) recognized in OCI 2012	2011	2010	Gain (loss) reclassified into earnings 2012	2011	2010	Location of gain (loss) recognized in earnings
Interest rate swaps	Cash flow	$ 705	$ —	$ —	$ —	$ (300)	$ —	Interest expense
Foreign currency swaps	Cash flow	—	—	—	—	948	—	Other expense
Foreign currency swaps	Net investment	(505)	(2,904)	(17,514)	—	—	—	—
Foreign currency forward	Net investment	2,795	—	—	—	—	—	—

Interest Rate Swaps: During 2012, Staples entered into a series of interest rate swap agreements for an aggregate notional amount of $325.0 million. These swaps were designated as cash flow hedges of interest rate risk, and were used to hedge the Company's exposure to the variability in future cash flows associated with the forecasted issuances of the January 2018 Notes and the January 2023 Notes (see Note H - Debt and Credit Agreements). Upon issuance of these notes in January 2013, the Company terminated these swaps, realizing a gain of $1.3 million. Of this amount, $0.7 million will be amortized to interest expense over the terms of the January 2018 Notes and January 2023 Notes and $0.6 million was recognized as a gain in Other (expense) income in the consolidated statement of income in 2012 due to ineffectiveness associated with these cash flow hedges.

In March 2010, Staples entered into interest rate swaps for an aggregate notional amount of $750 million. These swaps were designated as a fair value hedge and designed to convert half of the aggregate principal amount of the January 2014 Notes into a variable rate obligation. In September 2011, the Company terminated the $750 million interest rate swaps, realizing a gain of $30.3 million which was recorded as an adjustment to the carrying value of the debt and is being amortized to interest expense over the remaining term of the January 2014 Notes. In January 2013, the Company repurchased approximately $632.8 million of the unhedged portion of the January 2014 Notes pursuant to a cash tender offer (see Note H - Debt and Credit Agreements). The gain will continue to be amortized over the remaining term of the hedged portion of the January 2014 Notes.

In connection with Staples' acquisition of Corporate Express, the Company assumed interest rate swaps designed to convert Corporate Express' variable rate credit facilities into fixed rate obligations. On May 5, 2011, the Company repaid the outstanding balance on these variable rate credit facilities and terminated the related interest rate swap agreements. As a result of the termination of these interest rate swap agreements, the Company recognized a loss of $0.3 million during the second quarter of 2011.

Foreign Currency Swaps and Foreign Currency Forwards: In August 2007, the Company entered into a $300 million foreign currency swap that had been designated as a foreign currency hedge on Staples' net investment in Canadian dollar denominated subsidiaries. At January 28, 2012, the currency swap had an aggregate fair value loss of $14.4 million, which was included in Other long-term obligations. In 2012, the Company terminated these swaps, recognizing a loss of approximately $14.9 million which was recorded as a foreign currency translation loss within other comprehensive income. No amounts were included in the consolidated statements of income related to ineffectiveness associated with this net investment hedge.

In May 2011, the Company entered into a foreign currency swap designed to convert a $75 million intercompany loan denominated in Australian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 6.65%. The agreement was accounted for as a cash flow hedge. No amounts were included in the consolidated statement of income in 2011 related to ineffectiveness associated with this cash flow hedge. Upon maturity of the agreement in August 2011, Staples paid 76.4 million Australian dollars and recognized a gain of $0.9 million.

In August 2011, the Company entered into a foreign currency swap designed to convert a 75 million intercompany loan denominated in Australian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 6.65%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement in October 2011, Staples paid AUD 76.4 million and recognized a loss of $4.1 million.

In October 2011, the Company entered into a foreign currency swap designed to convert a 118.3 million intercompany loan denominated in Canadian dollars into a fixed U.S. dollar amount. The intercompany loan had a fixed interest rate of 1.8%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement in December 2011, Staples paid $112.1 million and recognized a gain of $2.2 million.

Also, in October 2011, the Company entered into a foreign currency swap designed to convert a 79.5 million intercompany loan denominated in Canadian dollars into a fixed Euro amount. The intercompany loan had a fixed interest rate of 1.32%. The agreement was accounted for as a fair value hedge. Upon maturity of the agreement in December 2011, Staples paid 79.5 million Canadian dollars and recognized a loss of $2.1 million.

In December 2011, the Company entered into foreign currency forward designed to convert a series of intercompany loans denominated in Canadian dollars into a fixed U.S. dollar amount. The loans total 750 million Canadian dollars in the aggregate and are scheduled to mature at various dates between October 2012 and October 2013. Staples, upon full maturity of the agreements, will collect $720 million and will be obligated to pay 750 million Canadian dollars. The forward agreements are being accounted for as a fair value hedge. In 2012, the Company settled 500 million Canadian dollars of the notional amount relating to this forward, realizing a loss of approximately $24.2 million which has been recorded within Other expense. During 2012 and 2011, gains (losses) of $12.2 million and $(22.0) million, respectively, were recognized in Other expense related to the outstanding portion of this fair value hedge. No amounts were included in the consolidated statements of income related to ineffectiveness associated with this fair value hedge. At February 2, 2013 and January 28, 2012, the outstanding portions of the foreign currency forward had fair value losses of $10.0 million and $22.0 million, respectively, which were included in other long-term obligations.

In 2012, the Company entered into a series of short-term foreign currency forwards with notional amounts of 150 million Canadian dollars that were designated as foreign currency hedges on Staples' net investment in Euro-denominated subsidiaries. Upon settlement of these forwards, the Company recognized a net gain of $2.8 million in 2012 which was recorded as a foreign currency translation gain within other comprehensive income. No amounts were included in the consolidated statements of income related to ineffectiveness associated with these net investment hedges. These forwards were fully settled as of February 2, 2013.

Note K — Commitments and Contingencies

Staples leases certain retail and support facilities under long-term non-cancelable lease agreements. Most lease agreements contain renewal options and rent escalation clauses and, in some cases, allow termination within a certain number of years with notice and a fixed payment. Certain agreements provide for contingent rental payments based on sales.

Other long-term obligations at February 2, 2013 include $107.5 million relating to future rent escalation clauses and lease incentives under certain existing store operating lease arrangements. These rent obligations are recognized on a straight-line basis over the respective terms of the leases. Future minimum lease commitments due for retail, distribution, fulfillment and support facilities (including restructured facilities, commitments related to discontinued operations, and lease commitments for three retail stores not yet opened at February 2, 2013) and equipment leases under non-cancelable operating leases are as follows (in thousands):

Fiscal Year:	Total
2013	$ 838,677
2014	730,008
2015	617,862
2016	511,859
2017	398,157
Thereafter	1,032,307
	$ 4,128,870

Future minimum lease commitments exclude the impact of $36.0 million of minimum rentals due under non-cancelable subleases.

Rent expense was $838.9 million, $839.6 million and $829.4 million for 2012, 2011 and 2010, respectively.

As of February 2, 2013, Staples had contractual purchase obligations that are not reflected in the Company's consolidated balance sheets totaling $631.5 million, which includes the obligations of discontinued operations. Many of the Company's purchase commitments may be cancelled by the Company without advance notice or payment and, accordingly, the Company has excluded such commitments from the following schedule. Contracts that may be terminated by the Company without cause or penalty, but that require advance notice for termination, are valued on the basis of an estimate of what the Company would owe under the contract upon providing notice of termination. Expected payments related to such purchase obligations are as follows (in thousands):

Fiscal Year:	Total
2013	$ 475,540
2014 through 2015	68,625
2016 through 2017	29,784
Thereafter	57,546
	$ 631,495

Letters of credit are issued by Staples during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of February 2, 2013, Staples had open standby letters of credit totaling $111.1 million.

Legal Proceedings

The Company held a 39.49% investment interest in a joint venture in India. In July 2012, the shareholders representing the remaining interests in the joint venture purported to exercise put option rights they held under an option agreement, pursuant to which they had the right to require the Company to purchase their shares at fair market value. The Company disputed the valuations prepared to determine fair market value and pursued efforts in good faith to resolve its dispute with the shareholders. On February 2, 2013, the Company concluded its negotiations with the shareholders, terminated all agreements associated with the existing joint venture, and entered into a new franchising arrangement for future operations in India. The Company recorded a charge of $26.2 million in the fourth quarter of 2012 related to the satisfaction of all the Company's obligations related to the joint venture and in settlement of the aforementioned dispute.

Staples had a contractual dispute with Corely S.C./Lyreco S.A.S. as a result of acquiring Corporate Express. Prior to Staples' acquisition of Corporate Express, Corporate Express and Corely/Lyreco entered into an agreement that required Corporate Express to pay €30 million to Corely/Lyreco in the event that the merger between Corporate Express and Corely/Lyreco was not completed as a result of Staples' acquisition of Corporate Express. Upon Staples' acquisition of Corporate Express, Corporate Express paid the €30 million to Corely/Lyreco. Corely/Lyreco had been seeking through arbitration to have Staples gross up this payment to cover the corporate income taxes it incurred as a result of the payment. On February 29, 2012, after the Company had filed its Annual Report on Form 10-K for the year ended January 28, 2012 with the Securities and Exchange Commission, Staples was notified that the arbitration tribunal had issued its final ruling ordering Staples to pay Corely/Lyreco a portion of the €12.0 million claim that was previously disclosed in the Annual Report. Staples paid the amount on March 2, 2012.

At the time the Corporate Express tender offer was fully settled on July 23, 2008, Staples had acquired more than 99% of the outstanding capital stock of Corporate Express. Staples worked diligently to acquire the remaining capital stock of Corporate Express by means of a compulsory judicial "squeeze out" procedure in accordance with the Dutch Civil Code. This squeeze out process turned out to be a long and cumbersome process, and in October 2011, Staples withdrew the squeeze out proceedings. Any additional payments Staples makes to purchase the remaining outstanding capital stock will be recorded in equity pursuant to ASC Topic 810 *Noncontrolling Interest in Consolidated Financial Instruments*.

In addition, from time to time, the Company is involved in litigation arising from the operation of its business that is considered routine and incidental to its business. The Company does not expect the results of any of these actions to have a material adverse effect on its business, results of operations or financial condition.

Note L — Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate tax effect of the significant components of Staples' deferred tax assets and liabilities, including those related to discontinued operations, are as follows (in thousands):

	February 2, 2013	January 28, 2012
Deferred income tax assets:		
Deferred rent	$ 39,410	$ 43,140
Foreign tax credit carryforwards	66,422	90,730
Net operating loss carryforwards	335,604	313,732
Capital loss carryforwards	20,388	18,598
Employee benefits	134,959	136,690
Merger related charges	6,750	15,072
Inventory	33,598	42,556
Insurance	38,588	39,375
Deferred revenue	52,025	82,724
Depreciation	29,652	12,205
Financing	31,220	42,954
Accrued expenses	21,475	22,145
Unrealized loss on hedge instruments	—	6,028
Other—net	58,997	26,756
Total deferred income tax assets	869,088	892,705
Total valuation allowance	(410,128)	(307,616)
Net deferred income tax assets	$ 458,960	$ 585,089
Deferred income tax liabilities:		
Intangibles	$ (124,951)	$ (148,601)
Other—net	(2,043)	(4,616)
Total deferred income tax liabilities	(126,994)	(153,217)
Net deferred income tax assets	$ 331,966	$ 431,872

The deferred tax asset from tax loss carryforwards of $335.6 million represents approximately $1.29 billion of net operating loss carryforwards, $611.5 million of which are subject to expiration beginning in 2013. The remainder has an indefinite carryforward period. The deferred tax asset from foreign tax credit carryforwards of $66.4 million is subject to expiration beginning in 2018. The valuation allowance increased by $102.5 million during 2012, primarily due to the establishment of valuation allowances in certain foreign jurisdictions as a result of the restructuring of a portion of the Company's business operations and current year operating losses generated in foreign jurisdictions that the Company has determined are not more-likely-than-not realizable.

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

For financial reporting purposes, income from continuing operations before income taxes includes the following components (in thousands):

	2012	2011	2010
Pretax income (loss):			
United States	$ 1,027,547	$ 1,009,978	$ 877,936
Foreign	(762,124)	454,666	488,601
Income from continuing operations before income taxes	$ 265,423	$ 1,464,644	$ 1,366,537

The provision (benefit) for income taxes related to continuing operations consists of the following (in thousands):

	2012	2011	2010
Current tax expense:			
Federal	$ 240,230	$ 253,078	$ 142,282
State	43,661	59,877	49,797
Foreign	30,231	159,872	103,389
Deferred tax expense (benefit):			
Federal	77,824	75,233	141,103
State	5,837	(4,666)	6,329
Foreign	28,487	(66,147)	24,677
Total income tax expense	$ 426,270	$ 477,247	$ 467,577

See Note D - Discontinued Operations for the losses from discontinued operations before income taxes and related income taxes reported in 2012, 2011 and 2010. All pre-tax income presented in discontinued operations is related to foreign operations.

A reconciliation of the federal statutory tax rate to Staples' effective tax rate on income from continuing operations is as follows:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State effective rate, net of federal benefit	12.1	2.6	3.3
Effect of foreign taxes	(3.3)	(5.1)	(8.0)
Tax credits	(0.8)	(0.5)	(0.4)
Italian tax refund (previously deemed uncollectible)	—	(1.4)	—
Goodwill impairment	82.5	—	—
Change in valuation allowance	37.1	0.5	2.2
Other	(2.0)	1.5	2.1
Effective tax rate	160.6%	32.6%	34.2%

The effective tax rate in any year is impacted by the geographic mix of earnings. Additionally, certain foreign operations are subject to both U.S. and foreign income tax regulations, and as a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related. The 2012 effective tax rate was unfavorably impacted by the goodwill impairment charges recorded in 2012 relating to the Company's Europe Retail and Europe Catalog reporting units (see Note C - Goodwill and Long-Lived Assets). In addition, the Company established valuation allowances in continuing operations of approximately $41.8 million as a result of the restructuring of a portion of the Company's business operations.

The tax impact of the unrealized gain or loss on instruments designated as hedges of net investments in foreign subsidiaries is reported in accumulated other comprehensive loss in stockholders' equity.

The Company operates in multiple jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years. In the Company's opinion, an adequate provision for income taxes has been made for all years subject to audit.

Income tax payments were $402.9 million, $308.9 million and $404.9 million during 2012, 2011 and 2010, respectively.

Income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries presented in continuing operations of approximately $902 million because such earnings are considered to be indefinitely reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Uncertain Tax Positions

At February 2, 2013, the Company had $254.7 million of gross unrecognized tax benefits, of which $242.9 million, if recognized, would affect the Company's tax rate. At January 28, 2012, the Company had $250.4 million of gross unrecognized tax benefits, of which $247.6 million, if recognized, would affect the Company's tax rate. The Company does not reasonably expect any material changes to the estimated amount of liability associated with its uncertain tax positions through fiscal 2013.

The following summarizes the activity related to the Company's unrecognized tax benefits, including those related to discontinued operations (in thousands):

	2012	2011	2010
Balance at beginning of fiscal year	$ 250,397	$ 254,167	$ 264,277
Additions for tax positions related to current year	39,989	48,032	25,876
Additions (reductions) for tax positions of prior years	11,058	15,361	(9,983)
Reduction for Statute of Limitations Expiration	(30,116)	(13,441)	(19,840)
Settlements	(16,604)	(53,722)	(6,163)
Balance at end of fiscal year	$ 254,724	$ 250,397	$ 254,167

Staples is subject to U.S. federal income tax, as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2007. All material state, local and foreign income tax matters for years through 2002 have been substantially concluded.

Staples' continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company recognized interest and penalties related to income tax matters of $7.2 million, $2.6 million and $12.4 million in 2012, 2011 and 2010, respectively. The Company had $37.7 million and $32.7 million accrued for gross interest and penalties as of February 2, 2013 and January 28, 2012, respectively.

Note M — Equity Based Employee Benefit Plans

Staples offers its associates share ownership through certain equity-based employee compensation and benefit plans, including the Amended and Restated 1998 Employee Stock Purchase Plan and the Amended and Restated International Employee Stock Purchase Plan (collectively the "Employee Stock Purchase Plans") and the Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan").

In connection with these plans, Staples recognized approximately $117.8 million, $151.8 million and $146.9 million of compensation expense for 2012, 2011 and 2010, respectively. The total income tax benefit related to stock-based compensation was $36.0 million, $46.3 million, $45.4 million for 2012, 2011 and 2010, respectively. As of February 2, 2013, Staples had $127.5 million of unamortized stock compensation expense associated with its equity-based plans, which will be expensed over a weighted-average period of 1.5 years.

Employee Stock Purchase Plans

In January 2012 the Company adopted the 2012 Employee Stock Purchase Plan, which authorizes a total of up to 15.0 million shares of common stock to be sold to participating employees. Under this plan, participating employees may purchase shares of common stock at 85% of its fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's annual base compensation. Prior to January 1, 2012, the Company offered its associates the opportunity to purchase shares under similar terms through the Amended and Restated 1998 Employee Stock Purchase Plan. During 2012, 2011 and 2010 the Company issued 4.5 million, 3.8 million, and 2.7 million shares, respectively, pursuant to these plans.

Stock Award Plans

The Amended and Restated 2004 Stock Incentive Plan (the "2004 Plan") was implemented in July 2004 and replaced the amended and restated 1992 Equity Incentive Plan (the "1992 Plan") and the amended and restated 1990 Director Stock Option Plan (the "1990 Plan"). Unexercised options under both the 1992 Plan and the 1990 Plan remain outstanding. Under the 2004 Plan, Staples may issue up to 97.4 million shares of common stock to management and employees using various forms of awards, including, restricted stock and restricted stock units (collectively, "Restricted Shares"), nonqualified stock options and performance shares. Shares issued pursuant to restricted stock awards are restricted in that they are subject to forfeiture and are not transferable until they vest. Shares underlying awards of restricted stock units are not issued until the units vest. Nonqualified stock options cannot be exercised until they vest. Options outstanding are exercisable at various percentages of the total shares subject to the option starting one year after the grant. Options outstanding under the Company's plans have an exercise price equal to the fair market value of the common stock on the date of grant. All options expire ten years after the grant date, subject to earlier termination in the event of employment termination.

Stock Options

Information with respect to stock options granted under the above plans is as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (1) (in thousands)
Outstanding at January 28, 2012	45,995,348	$ 19.89		
Granted	2,990,051	12.79		
Exercised	(2,007,635)	11.32		
Cancelled	(5,230,065)	19.63		
Outstanding at February 2, 2013	41,747,699	$ 19.83	5.01	$ 3,600
Exercisable at February 2, 2013	32,333,756	$ 20.90	4.06	$ 1,557
Vested or expected to vest at February 2, 2013	40,835,224	$ 19.89	4.94	$ 3,498

(1) The intrinsic value of the nonqualified stock options is the amount by which the market value of the underlying stock exceeds the exercise price of an option.

The total intrinsic value of options exercised during 2012, 2011 and 2010 were $5.2 million, $14.6 million and $24.0 million, respectively.

The weighted-average fair values of options and employee stock purchase plan shares granted during 2012, 2011 and 2010 were $2.97, $3.58 and $4.75, respectively.

For stock options granted on or after May 1, 2005, the fair value of each award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate and risk free interest rate. However, in addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The fair value of options granted in each year was estimated at the date of grant using the following weighted-average assumptions:

	2012	2011	2010
Risk free interest rate	1.0%	2.1%	2.3%
Expected dividend yield	1.7%	1.4%	1.3%
Expected stock volatility	30%	28%	31%
Expected life of options	5.6 years	5.5 years	5.4 years

The risk free interest rate was based on the implied yield curve for zero coupon U.S. Treasury securities over the expected term of the options. The expected dividend yield was calculated as the average of the dividend yields for each period the Company paid a dividend. The expected stock volatility factor was calculated using an average of historical and implied volatility measures to reflect the different periods in the Company's history that would impact the value of the stock options granted to employees. The expected life of options was calculated using the simplified assumption that all outstanding options will be exercised at the midpoint of the vesting date (if unvested) or the valuation date (if vested) and the full contractual term, which the Company believes to yield a reasonable approximation of the expected term of the options. The fair value of stock options is expensed over the applicable vesting period using the straight line method.

Restricted Shares

Beginning in fiscal 2006, the Company began issuing Restricted Shares to employees and directors as part of its regular equity compensation program. The fair value of restricted shares is expensed over the applicable vesting period using the straight line method. The following table summarizes the Company's grants of Restricted Shares in 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at January 28, 2012	16,799,262	$ 18.13
Granted	5,174,494	12.93
Vested	(5,378,538)	19.94
Cancelled	(2,046,005)	18.67
Nonvested at February 2, 2013	14,549,213	$ 15.54

The total market value of Restricted Shares vested during 2012, 2011 and 2010 was $71.4 million, $73.3 million and $96.5 million, respectively.

Performance Shares

In fiscal 2006, the Company began granting performance shares which are restricted stock awards whose underlying shares are paid out and issued to the recipient only if the Company meets minimum performance targets. Some of these awards are subject to additional vesting requirements. For the 2009 performance share awards, payouts were based on 2009 earnings per share performance. The Company met the performance target that was established in 2009 and 0.5 million shares were awarded in March 2010, subject to vesting over a three year period.

In 2010, the Company switched from granting annual performance share awards and introduced a performance based long term cash incentive plan based on meeting minimum performance targets. The expense associated with these awards is reflected as part of Selling, general and administrative expense in the consolidated statements of income.

In July 2010, the Company granted special performance share awards totaling 0.8 million shares at target at $19.27 per share. Payout was contingent upon the Company meeting minimum performance objectives, which were established in each year of a three year performance cycle. One-third of the target award was applied as a target amount for each of the fiscal years within the performance cycle. For fiscal years 2012 and 2011 and 2010, 0%, 58% and 93% of the target shares were earned based on the extent to which the objectives were achieved. As a result, 0.3 million shares, net of forfeitures related to terminated associates were issued in March 2013. One third of these shares vested upon issuance and the remaining two-thirds are subject to vesting over a two year period.

Shares Available for Issuance

At February 2, 2013, 65.8 million shares of common stock were reserved for issuance under Staples' 2004 Plan, 401(k) Plan and employee stock purchase plans.

Note N — Pension and Other Post-Retirement Benefit Plans

In connection with the acquisition of Corporate Express, Staples assumed the obligations under the pension plans Corporate Express sponsored. The pension plans cover certain employees in Europe and the United States. The benefits due to U.S. plan participants are frozen. A number of the defined benefit plans outside the U.S. are funded with plan assets that have been segregated in trusts. Contributions are made to these trusts, as necessary, to meet legal and other requirements.

In August 2010, the Company began sponsoring an unfunded post-retirement life insurance benefit plan, which provides benefits to eligible U.S. executives based on earnings, years of service and age at termination of employment.

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

Unless otherwise noted, the information contained in this note includes both continuing and discontinued operations. The following table presents a summary of the total projected benefit obligation for the pension plans, the fair value of plan assets and the associated funded status recorded in the consolidated balance sheet at February 2, 2013 and January 28, 2012 (in thousands):

	February 2, 2013			January 28, 2012		
	Projected Benefit Obligations	Fair Value of Plan Assets	Funded Status	Projected Benefit Obligations	Fair Value of Plan Assets	Funded Status
Overfunded Plans:						
International Plans	$ (968,196)	$ 1,054,904	$ 86,708	$ (779,248)	$ 962,428	$ 183,180
Total Overfunded Plans	$ (968,196)	$ 1,054,904	$ 86,708	$ (779,248)	$ 962,428	$ 183,180
Underfunded Plans:						
U.S. Plans	$ (40,661)	$ 32,273	$ (8,388)	$ (38,618)	$ 29,640	$ (8,978)
International Plans	(155,116)	110,654	(44,462)	(136,542)	102,241	(34,301)
Total Underfunded Plans	$ (195,777)	$ 142,927	$ (52,850)	$ (175,160)	$ 131,881	$ (43,279)

The following tables present a summary of the total net cost recorded in the consolidated statement of income for the pension and post-retirement life insurance benefit plans for 2012, 2011 and 2010 (in thousands):

	2012			
	Pension Plans			Post-retirement Benefit Plan
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 11,579	$ 11,579	$ 2,282
Interest cost	1,772	38,156	39,928	1,811
Expected return on plan assets	(1,750)	(55,418)	(57,168)	—
Amortization of unrecognized losses and prior service costs	331	1,276	1,607	2,135
Total cost (benefit)	$ 353	$ (4,407)	$ (4,054)	$ 6,228

	2011			
	Pension Plans			Post-retirement Benefit Plan
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 9,987	$ 9,987	$ 1,765
Interest cost	1,864	42,934	44,798	1,479
Expected return on plan assets	(1,686)	(58,903)	(60,589)	—
Amortization of unrecognized losses and prior service costs	—	1,461	1,461	1,716
Total cost (benefit)	$ 178	$ (4,521)	$ (4,343)	$ 4,960

	2010			
	Pension Plans			Post-retirement Benefit Plan
	U.S. Plans	International Plans	Total	Total
Service cost	$ —	$ 10,717	$ 10,717	$ 895
Interest cost	1,841	37,718	39,559	695
Expected return on plan assets	(1,735)	(61,361)	(63,096)	—
Amortization of unrecognized losses and prior service costs	2	3,991	3,993	—
Total cost (benefit)	$ 108	$ (8,935)	$ (8,827)	$ 1,590

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

The total net cost disclosed above for 2012, 2011 and 2010 associated with the pension plans reflects the total for both continuing and discontinued operations. The following table presents the net periodic cost recorded in the consolidated statement of comprehensive income for 2012, 2011 and 2010 related to discontinued operations pension plans only (in thousands):

	Discontinued Operations Pension Plans		
	2012	2011	2010
Service cost	$ 2,487	$ 3,521	$ 3,200
Interest cost	1,940	2,236	2,483
Expected return on plan assets	(1,836)	(2,430)	(2,499)
Amortization of unrecognized losses and prior service costs	95	126	—
Total cost	$ 2,686	$ 3,453	$ 3,184

The following table presents the changes in benefit obligations during 2011 and 2012 (in thousands):

	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Projected benefit obligation at January 29, 2011	$ 33,431	$ 911,242	$ 944,673	$ 25,281
Service cost	—	9,987	9,987	1,765
Interest cost	1,864	42,934	44,798	1,479
Plan participants' contributions	—	1,455	1,455	—
Actuarial losses	4,816	37,388	42,204	9,264
Benefits paid	(1,493)	(55,668)	(57,161)	(491)
Other	—	11,031	11,031	—
Currency translation adjustments	—	(42,579)	(42,579)	—
Projected benefit obligation at January 28, 2012	$ 38,618	$ 915,790	$ 954,408	$ 37,298
Service cost	—	11,579	11,579	2,282
Interest cost	1,772	38,156	39,928	1,811
Plan participants' contributions	—	1,183	1,183	—
Actuarial losses	1,903	165,236	167,139	5,220
Benefits paid	(1,632)	(54,815)	(56,447)	(562)
Currency translation adjustments	—	46,183	46,183	—
Projected benefit obligation at February 2, 2013	$ 40,661	$ 1,123,312	$ 1,163,973	$ 46,049

The accumulated benefit obligation for the U.S. Plans and International Plans at February 2, 2013 was $40.7 million and $1.1 billion, respectively. The accumulated benefit obligation for the U.S. Plans and International Plans at January 28, 2012 was $38.6 million and $889.5 million, respectively. The accumulated benefit obligation for the post-retirement benefit obligation was $46.0 million and $37.3 million at February 2, 2013 and January 28, 2012, respectively.

The following table presents the changes in pension plan assets for each of the defined benefit pension plans during 2011 and 2012 (in thousands):

	U.S. Plans	International Plans	Total
Fair value of plan assets at January 29, 2011	$ 28,451	$ 1,062,819	$ 1,091,270
Actual return on plan assets	1,521	85,889	87,410
Employer's contributions	1,161	10,987	12,148
Plan participants' contributions	—	1,455	1,455
Benefits paid	(1,493)	(55,668)	(57,161)
Other	—	11,031	11,031
Amortization of unrecognized losses	—	(1,461)	(1,461)
Currency translation adjustments	—	(50,383)	(50,383)
Fair value of plan assets at January 28, 2012	$ 29,640	$ 1,064,669	$ 1,094,309
Actual return on plan assets	3,301	92,975	96,276
Employer's contributions	1,295	14,048	15,343
Plan participants' contributions	—	1,183	1,183
Benefits paid	(1,632)	(54,815)	(56,447)
Other	—	2,819	2,819
Amortization of unrecognized losses	(331)	(1,276)	(1,607)
Currency translation adjustments		45,955	45,955
Fair value of plan assets at February 2, 2013	$ 32,273	$ 1,165,558	$ 1,197,831

The funded status for the U.S. Plans and International Pension Plans at February 2, 2013 was $8.4 million underfunded and $42.2 million overfunded, respectively. The funded status for the U.S. Plans and International Pension Plans at January 28, 2012 was $9.0 million underfunded and $148.9 million overfunded, respectively.

Amounts recognized in the consolidated balance sheet consist of the following (in thousands):

	February 2, 2013			
	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Prepaid benefit cost (included in other assets)	$ —	$ 86,708	$ 86,708	$ —
Current liability from discontinued operations	—	(10,915)	(10,915)	—
Accrued benefit liability (included in other long-term obligations)	(8,388)	(33,547)	(41,935)	(46,049)
Accumulated other comprehensive loss	7,990	222,175	230,165	33,895
Net amount recognized	$ (398)	$ 264,421	$ 264,023	$ (12,154)

	January 28, 2012			
	Pension Plans			Post-retirement Benefit Plans
	U.S. Plans	International Plans	Total	Total
Prepaid benefit cost (included in other assets)	$ —	$ 183,180	$ 183,180	$ —
Accrued benefit liability (included in other long-term obligations)	(8,978)	(34,301)	(43,279)	(37,298)
Accumulated other comprehensive loss	7,638	119,377	127,015	30,389
Net amount recognized	$ (1,340)	$ 268,256	$ 266,916	$ (6,909)

Amounts recognized in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension and post-retirement costs at February 2, 2013 and January 28, 2012 are comprised of actuarial losses and prior service costs.

The amount of accumulated other comprehensive loss expected to be recognized as components of net periodic pension and post-retirement benefit costs during 2013 is approximately $11.4 million and $2.4 million, respectively.

There were no significant amendments to any of the Company's defined benefit pension plans or the post-retirement life insurance benefit plan in 2012 or 2011 that would have had a material effect on the consolidated statement of income in these periods.

Assumptions Used to Determine Plan Financial Information

The valuation of benefit obligations and net periodic pension and post-retirement benefit cost uses participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant of which include estimates of discount rates, expected return on plan assets, rate of compensation increases, interest rates and mortality rates.

The following table presents the assumptions used to measure the net periodic cost and the year-end benefit obligations for the defined benefit pension and post-retirement benefit plans for 2012, 2011 and 2010:

	2012		
	Pension Plans		
	U.S. Plans	International Plans	Post-retirement Benefit Plan
Weighted-average assumptions used to measure net periodic pension cost:			
Discount rate	4.7%	4.4%	4.9%
Expected return on plan assets	6.0%	5.4%	—%
Rate of compensation increase	—%	2.1%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:			
Discount rate	4.3%	3.0%	4.4%
Rate of compensation increase	—%	2.0%	2.5%
Rate of pension increase	—%	1.1%	—%

	2011		
	Pension Plans		
	U.S. Plans	International Plans	Post-retirement Benefit Plan
Weighted-average assumptions used to measure net periodic pension cost:			
Discount rate	5.7%	4.8%	4.9%
Expected return on plan assets	7.0%	6.4%	—%
Rate of compensation increase	—%	2.2%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:			
Discount rate	4.7%	4.3%	4.9%
Rate of compensation increase	—%	2.1%	3.0%
Rate of pension increase	—%	1.1%	—%

	2010		
	Pension Plans		
	U.S. Plans	International Plans	Post-retirement Benefit Plan
Weighted-average assumptions used to measure net periodic pension cost:			
Discount rate	5.9%	4.6%	5.9%
Expected return on plan assets	7.0%	6.4%	—%
Rate of compensation increase	—%	2.2%	3.0%
Weighted-average assumptions used to measure benefit obligations at year-end:			
Discount rate	5.7%	4.8%	5.9%
Rate of compensation increase	—%	2.1%	3.0%
Rate of pension increase	—%	1.1%	—%

The following table shows the effect on pension obligations at February 2, 2013 of a change in discount rate and other assumptions (in thousands):

	Change in Discount Rate		
	(0.25)%	No change	0.25%
Change in rate of compensation increase:			
(0.25)%	$ 37,887	$ (2,547)	$ (40,562)
No change	40,533	—	(38,100)
0.25%	43,505	2,650	(35,749)
Change in rate of pension increase:			
(0.25)%	$ 7,219	$ (31,677)	$ (68,400)
No change	40,533	—	(38,100)
0.25%	76,197	33,404	(6,833)

The discount rate used is the interest rate on high quality (AA rated) corporate bonds that have a maturity approximating the term of the related obligations. In estimating the expected return on plan assets, appropriate consideration is taken into account of the historical performance for the major asset classes held, or anticipated to be held, by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

Staples' investment strategy for worldwide pension plan assets is to seek a competitive rate of return relative to an appropriate level of risk depending on the funded status of each plan. The majority of the plans' investment managers employ active investment management strategies with the goal of outperforming the broad markets in which they invest. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. A portion of the currency risk related to investments in equity securities, real estate and debt securities is hedged.

The target allocation reflects a risk/return profile Staples feels is appropriate relative to each plan's liability structure and return goals. Staples conducts periodic asset-liability studies for the plan assets in order to model various potential asset allocations in comparison to each plan's forecasted liabilities and liquidity needs.

Outside the United States, asset allocation decisions are typically made by an independent board of trustees. As in the U.S., investment objectives are designed to generate returns that will enable the plan to meet its future obligations. In some countries local regulations require adjustments in asset allocation, typically leading to a higher percentage in fixed income than would otherwise be deployed. Staples acts in a consulting and governance role via its board representatives in reviewing investment strategy, with final decisions on asset allocation and investment managers made by local trustees.

The Company's pension plans' actual and target asset allocations at February 2, 2013 and January 28, 2012 are as follows:

	February 2, 2013					
	Actual			Target		
	U.S. Plans	International Plans	Total	U.S. Plans	International Plans	Total
Asset allocation:						
Equity securities	38%	27%	27%	40%	25%	26%
Debt securities	54%	57%	57%	60%	61%	60%
Real estate	8%	7%	7%	—%	7%	7%
Cash	—%	4%	4%	—%	—%	—%
Other	—%	5%	5%	—%	7%	7%
Total	100%	100%	100%	100%	100%	100%

	January 28, 2012					
	Actual			Target		
	U.S. Plans	International Plans	Total	U.S. Plans	International Plans	Total
Asset allocation:						
Equity securities	36%	31%	31%	40%	39%	39%
Debt securities	57%	49%	49%	60%	47%	47%
Real estate	7%	8%	8%	—%	8%	8%
Cash	—%	5%	5%	—%	—%	—%
Other	—%	7%	7%	—%	6%	6%
Total	100%	100%	100%	100%	100%	100%

No pension plan assets are expected to be returned to the Company during 2013.

Information on Fair Value of Plan Assets

The fair values of the Company's pension plan assets at February 2, 2013 and January 28, 2012 by asset category are as follows (in thousands):

	February 2, 2013							
	U.S. Pension Plans				International Plans			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Asset Category:	Fair Market Value	Level 1	Level 2	Level 3	Fair Market Value	Level 1	Level 2	Level 3
Equity securities (1)	$ 12,283	$ 12,283	$ —	$ —	$ 313,213	$ 291,260	$ —	$ 21,953
Debt securities (2)	17,460	7,742	—	9,718	660,775	534,212	119,576	6,987
Real estate (3)	2,438	2,438	—	—	82,217	79,021	3,196	—
Cash	92	92	—	—	52,112	27,970	24,142	—
Other (4)	—	—	—	—	57,241	12,523	22,617	22,101
Total	$ 32,273	$ 22,555	$ —	$ 9,718	$1,165,558	$ 944,986	$ 169,531	$ 51,041

	January 28, 2012							
	U.S. Pension Plans				International Plans			
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Asset Category:	Fair Market Value	Level 1	Level 2	Level 3	Fair Market Value	Level 1	Level 2	Level 3
Equity securities (1)	$ 10,731	$ 10,731	$ —	$ —	$ 323,373	$ 295,455	$ 27,918	$ —
Debt securities (2)	16,703	6,765	—	9,938	524,357	517,346	7,011	—
Real estate (3)	2,206	2,206	—	—	88,871	80,824	8,047	—
Cash	—	—	—	—	56,980	56,980	—	—
Other (4)	—	—	—	—	71,088	15,026	56,062	—
Total	$ 29,640	$ 19,702	$ —	$ 9,938	$1,064,669	$ 965,631	$ 99,038	$ —

(1) This category includes investments in equity securities of large, small and medium sized companies in the U.S. and in foreign companies, including those in developing countries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund. For securities with unobservable inputs, the value is based on audited statements for the underlying fund.

(2) This category includes investments in investment grade fixed income instrument, U.S. dollar denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is issued to value the fund. For securities with unobservable inputs, the value is based on discounted future cash flows.

(3) This category includes investments in mortgage-backed and asset-backed securities. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(4) This category includes commodities of approximately $22.8 million and $49.9 million and non-separated investments with insurance companies of approximately $12.4 million and $13.1 million for the years ended February 2, 2013 and January 28, 2012 respectively. Commodities are valued using the net asset value method in which an average of the market prices for the underlying investments is used; the insurance contracts are based on discounted future cash flows.

The change in the fair value for the pension assets valued using significant unobservable inputs (Level 3) was due to the following:

	U.S. Plans	International Plans
Balance at January 28, 2012	$ 9,938	$ —
Reclassification into Level 3	—	48,419
Actual Return on Plan Assets:		
Relating to assets still held at the reporting date	(220)	1,414
Relating to assets sold during the period	—	—
Purchases, sales and settlements	—	—
Translation adjustments	—	1,208
Balance at February 2, 2013	$ 9,718	$ 51,041

Expected Benefit Payments and Contributions

The following table presents the expected benefit payments to pension plan participants for the next five years, and the aggregate for the following five years (in thousands):

	Pension Plans		
	U.S. Plans	International Plans	Total
2013	$ 1,762	$ 54,525	$ 56,287
2014	1,843	55,173	57,016
2015	1,915	55,296	57,211
2016	2,021	54,970	56,991
2017	2,180	54,220	56,400
2018-2022	12,331	264,195	276,526

These payments have been estimated based on the same assumptions used to measure the plans' projected benefit obligation at February 2, 2013 and include benefits attributable to estimated future compensation increases for the pension plans.

The 2013 expected benefit payments to plan participants not covered by the respective plan assets (that is, underfunded plans) represent a component of other long-term obligations in the consolidated balance sheet.

The following table presents, based on current assumptions, the Company's expected contributions for the next five years and the aggregate for the following five years (in thousands):

	Pension Plans		
	U.S. Plans	International Plans	Total
2013	$ 1,343	$ 13,124	$ 14,467
2014	1,313	13,479	14,792
2015	1,605	13,705	15,310
2016	1,761	14,063	15,824
2017	1,738	14,393	16,131
2018-2022	4,432	73,992	78,424

There are no expected benefit payments and contributions associated with the other post-retirement benefit plans.

Employees' 401(k) Savings Plan and Other Defined Contribution Plans

Staples' Employees' 401(k) Savings Plan (the "401(k) Plan") is available to all United States based employees of Staples who meet minimum age and length of service requirements. Contributions by the Company to the 401(k) Plan are made in cash and vest ratably over a five year period. The Supplemental Executive Retirement Plan (the "SERP Plan"), which is similar in many respects to the 401(k) Plan, is available to certain Company executives and other highly compensated employees, whose contributions to the 401(k) Plan are limited, and allows such individuals to supplement their contributions to the 401(k) Plan by making pre-tax contributions to the SERP Plan. Company contributions to the SERP Plan are based on a similar matching formula and vesting period.

The expense associated with the Company's match for the Staples 401(k) Savings Plan and for contributions related to certain foreign defined contribution plans for 2012, 2011 and 2010 was $40.9 million, $41.2 million and $35.6 million, respectively.

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

Note O - Accumulated Other Comprehensive Income

Amounts included in accumulated other comprehensive loss related to the Company's cash flow hedges and minimum pension and other post-retirement liabilities are recorded net of the related income tax effects. The following table details the changes in accumulated other comprehensive loss for 2012, 2011 and 2010 (in thousands):

	Foreign Currency Translation Adjustment	Derivative instruments	Deferred Benefit Costs	Accumulated Other Comprehensive Income
Balance at January 30, 2010	$ 36,825	$ 5,836	$ (131,998)	$ (89,337)
Foreign currency translation adjustment	333	—	—	333
Changes in fair value of derivatives (net of taxes of $7.5 million)	—	(10,043)	—	(10,043)
Deferred pension and other post-retirement benefit costs (net of taxes of $6.1 million)	—	—	(501)	(501)
Reclassification adjustments:				
Amortization of deferred benefit costs (net of taxes of $1.4 million)	—	—	2,615	2,615
Balance at January 29, 2011	$ 37,158	$ (4,207)	$ (129,884)	$ (96,933)
Foreign currency translation adjustment	(193,785)	—	—	(193,785)
Changes in fair value of derivatives (net of taxes of $1.4 million)	—	(897)	—	(897)
Deferred pension and other post-retirement benefit costs (net of taxes of $2.0 million)	—	—	(29,617)	(29,617)
Reclassification adjustments:				
Realized gain on derivatives (net of taxes of $40 thousand)	—	(608)	—	(608)
Amortization of deferred benefit costs (net of taxes of $1.1 million)	—	—	2,097	2,097
Balance at January 28, 2012	$ (156,627)	$ (5,712)	$ (157,404)	$ (319,743)
Foreign currency translation adjustment	35,604	—	—	35,604
Changes in fair value of derivatives (net of taxes of $1.0 million)	—	2,022	—	2,022
Deferred pension and other post-retirement benefit costs (net of taxes of $36.4 million)	—	—	(109,464)	(109,464)
Reclassification adjustments:				
Amortization of deferred benefit costs (net of taxes of $0.9 million)	—	—	2,808	2,808
Balance at February 2, 2013	$ (121,023)	$ (3,690)	$ (264,060)	$ (388,773)

Note P — Stockholders' Equity

Repurchase Program

In 2007 the Company's Board of Directors approved a share repurchase program which went into effect in the second quarter of 2007 (the "2007 Repurchase Plan"), allowing for the repurchase of $1.5 billion of Staples' common stock. Under the 2007 Repurchase Plan, a total of $1.28 billion was used to repurchase shares and $218.4 million was remaining when the plan was terminated and replaced by a new program in September 2011.

On September 13, 2011, the Company announced a new repurchase program that had been approved by the Board of Directors in September 2011 (the "2011 Repurchase Plan"). Under the 2011 Repurchase Plan, the Company is authorized to repurchase up to $1.5 billion of common stock in both open market and privately negotiated transactions. The program has no expiration date and may be suspended or discontinued at any time. Under the 2011 Repurchase Plan, a total of $631.7 million was used to repurchase 47.4 million shares as of February 2, 2013. As of February 2, 2013, the Company has the authority to repurchase $868.3 million of additional shares under 2011 Repurchase Plan.

Note Q — Computation of Earnings per Common Share

The computation of basic and diluted earnings per share for 2012, 2011 and 2010 is as follows (in thousands, except per share data):

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Numerator:			
(Loss) income from continuing operations, attributed to Staples, Inc.	$ (160,728)	$ 988,220	$ 892,339
Loss from discontinued operations, net of income taxes	(49,978)	(3,564)	(10,391)
(Loss) income attributed to Staples, Inc.	$ (210,706)	$ 984,656	$ 881,948
Denominator:			
Weighted-average common shares outstanding	669,479	694,986	715,596
Effect of dilutive securities:			
Employee stock options, restricted shares and performance shares	—	9,033	10,624
Weighted-average common shares outstanding assuming dilution	669,479	704,019	726,220
Basic Earnings Per Common Share:			
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.42	$ 1.24
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)
Net (loss) income attributed to Staples, Inc.	$ (0.31)	$ 1.42	$ 1.23
Diluted Earnings Per Common Share:			
Continuing operations attributed to Staples, Inc.	$ (0.24)	$ 1.40	$ 1.22
Discontinued operations attributed to Staples, Inc.	(0.07)	—	(0.01)
Net (loss) income attributed to Staples, Inc.	$ (0.31)	$ 1.40	$ 1.21

For 2012, approximately 58.6 million potentially dilutive equity instruments were excluded from the calculation of diluted earnings per share as the Company has recorded a net loss for that period. For 2011 and 2010, approximately 41.3 million and 13.3 million potentially dilutive equity instruments, respectively, were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive.

Note R — Segment Reporting

Staples has three reportable segments: North American Stores & Online, North American Commercial and International Operations. During 2012, the Company realigned its organization by combining its North American retail stores with Staples.com, its North American online store, to provide a more integrated and consistent shopping experience for its small business and home office customers who often shop across both channels. The new North American Stores and Online segment sells office-related products and services to customers in the United States and Canada. Staples.com had previously been a component of the former North American Delivery segment, which is now referred to as North American Commercial. The new North American Commercial segment consists of the U.S. and Canadian businesses that sell and deliver office products and services directly to businesses and includes Staples Advantage and Quill.com. The Company's segment information for 2011 and 2010 has been revised to reflect this change in the Company's reportable segments.

The International Operations segment consists of businesses that operate stores and that sell and deliver office products and services directly to consumers and businesses in 23 countries in Europe, Australia, South America and Asia. As discussed in Note D - Discontinued Operations, the Company has classified PSD, which was formerly a part of the International Operations segment, as a discontinued operation. Accordingly, the segments measures for International Operations have been revised to exclude PSD for all periods presented.

Staples evaluates performance and allocates resources based on profit or loss from operations before goodwill and long-lived asset impairment charges, integration and restructuring costs, stock-based compensation, interest and other expense, other non-recurring items and the impact of changes in accounting principles ("business unit income"). Intersegment sales and transfers are recorded at Staples' cost; therefore, there is no intercompany profit or loss recognized on these transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note A - Summary of Significant Accounting Policies.

Staples' North American Stores & Online and North American Commercial segments are managed separately because the way they sell and market products is different and the classes of customers they service are different. The International Operations are considered a separate reportable segment because of the significant differences in the operating environment from the North American operations.

The following is a summary of sales, business unit income, and significant accounts and balances by reportable segment (in thousands):

	2012	2011	2010
Sales:			
North American Stores & Online	$ 11,827,906	$ 11,741,998	$ 11,541,500
North American Commercial	8,108,402	7,974,860	7,837,475
International Operations	4,444,202	4,947,894	4,756,278
Total segment sales	$ 24,380,510	$ 24,664,752	$ 24,135,253
Business Unit Income:			
North American Stores & Online	$ 987,025	$ 1,021,442	$ 965,089
North American Commercial	680,011	660,822	646,462
International Operations	(21,146)	103,329	176,442
Business unit income	$ 1,645,890	$ 1,785,593	$ 1,787,993
Depreciation & Amortization:			
North American Stores & Online	$ 222,381	$ 225,019	$ 241,266
North American Commercial	123,890	124,692	133,871
International Operations	141,042	132,345	123,726
Total depreciation & amortization	$ 487,313	$ 482,056	$ 498,863
Capital Expenditures:			
North American Stores & Online	$ 197,025	$ 193,958	$ 228,583
North American Commercial	94,976	106,989	95,492
International Operations	57,573	82,707	84,814
Total capital expenditures	$ 349,574	$ 383,654	$ 408,889

The following is a reconciliation of total business unit income to consolidated income before income taxes (in thousands):

	2012	2011	2010
Total business unit income	$ 1,645,890	$ 1,785,593	$ 1,787,993
Equity compensation	(117,813)	(151,822)	(146,879)
Impairment of goodwill and long-lived assets	(810,996)	—	—
Integration and restructuring costs	(207,016)	—	(57,765)
Interest and other expense, net	(244,642)	(169,127)	(216,812)
Income from continuing operations before income taxes	$ 265,423	$ 1,464,644	$ 1,366,537

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

The following table shows the Company's assets by reportable segment (in thousands):

	February 2, 2013	January 28, 2012	January 29, 2011
Assets:			
North American Stores & Online	$ 4,240,597	$ 4,037,508	$ 3,858,095
North American Commercial	4,124,246	4,001,207	4,306,974
International Operations	3,744,343	5,220,421	5,527,877
Total segment assets	12,109,186	13,259,136	13,692,946
European Printing Systems Division	170,819	171,486	218,721
Total consolidated assets	$ 12,280,005	$ 13,430,622	$ 13,911,667

The following table shows the Company's sales by each major category as a percentage of total sales for the periods indicated:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Office supplies	43.9%	44.6%	44.0%
Services	6.7%	5.7%	5.3%
Office machines and related products	29.7%	29.4%	29.9%
Computers and related products	14.1%	15.2%	15.6%
Office furniture	5.6%	5.1%	5.2%
	100.0%	100.0%	100.0%

Geographic Information:

	2012	2011	2010
Sales:			
United States	$ 16,783,592	$ 16,643,255	$ 16,462,822
Canada	3,152,716	3,073,603	2,916,153
International	4,444,202	4,947,894	4,756,278
Total consolidated sales	$ 24,380,510	$ 24,664,752	$ 24,135,253

	February 2, 2013	January 28, 2012	January 29, 2011
Long-lived Assets:			
United States	$ 1,248,732	$ 1,293,378	$ 1,318,521
Canada	226,417	232,071	238,626
International	488,026	554,912	590,624
Total consolidated long-lived assets	$ 1,963,175	$ 2,080,361	$ 2,147,771

Note S — Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued and no events or transactions have occurred that require disclosure or adjustment to these consolidated financial statements.

Note T — Quarter Summary (Unaudited)

Beginning in the third quarter of 2012, PSD's results of operations are being reported in Loss from discontinued operations, net of income taxes in the Company's consolidated statement of income. The Company's results of operations for prior periods have been revised to conform to this presentation. The following table summarizes quarterly information for 2012 and 2011 (in thousands, except for per share data):

	(In thousands, except per share amounts)			
	First Quarter	Second Quarter	Third Quarter (1)	Fourth Quarter (2)(4)
Fiscal Year Ended February 2, 2013				
Sales	$ 6,025,421	$ 5,433,969	$ 6,353,140	$ 6,567,980
Gross profit	1,600,583	1,419,415	1,751,854	1,719,409
Consolidated net income (loss)	187,013	120,395	(596,291)	78,058
Amounts attributed to Staples, Inc.:				
Income (loss) from continuing operations	$ 192,873	$ 125,142	$ (568,693)	$ 89,950
Loss from discontinued operations, net of income taxes	(5,814)	(4,713)	(27,559)	(11,892)
Income (loss) attributed to Staples, Inc.	$ 187,059	$ 120,429	$ (596,252)	$ 78,058
Basic earnings per common share (5):				
Continuing operations attributed to Staples, Inc.	$ 0.28	$ 0.19	$ (0.85)	$ 0.14
Discontinued operations attributed to Staples, Inc.	(0.01)	(0.01)	(0.04)	(0.02)
Income (loss) attributed to Staples, Inc.	$ 0.27	$ 0.18	$ (0.89)	$ 0.12
Diluted earnings per common share (5):				
Continuing operations attributed to Staples, Inc.	$ 0.28	$ 0.19	$ (0.85)	$ 0.14
Discontinued operations attributed to Staples, Inc.	(0.01)	(0.01)	(0.04)	(0.02)
Income (loss) attributed to Staples, Inc.	$ 0.27	$ 0.18	$ (0.89)	$ 0.12

STAPLES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

	First Quarter	Second Quarter(3)	Third Quarter	Fourth Quarter
Fiscal Year Ended January 28, 2012				
Sales	$ 6,086,625	$ 5,722,798	$ 6,481,023	$ 6,374,306
Gross profit	1,623,350	1,526,654	1,820,982	1,718,882
Consolidated net income	197,682	176,300	326,330	283,521
Amounts attributed to Staples, Inc.:				
Income from continuing operations	$ 201,811	$ 178,977	$ 323,770	$ 283,662
(Loss) income from discontinued operations, net of income taxes	(3,566)	(2,539)	2,610	(69)
Income attributed to Staples, Inc.	$ 198,245	$ 176,438	$ 326,380	$ 283,593
Basic earnings per common share (5):				
Continuing operations attributed to Staples, Inc.	$ 0.29	$ 0.25	$ 0.47	$ 0.41
Discontinued operations attributed to Staples, Inc.	(0.01)	—	—	—
Income attributed to Staples, Inc.	$ 0.28	$ 0.25	$ 0.47	$ 0.41
Diluted earnings per common share (5):				
Continuing operations attributed to Staples, Inc.	$ 0.28	$ 0.25	$ 0.46	$ 0.41
Discontinued operations attributed to Staples, Inc.	—	—	0.01	—
Income attributed to Staples, Inc.	$ 0.28	$ 0.25	$ 0.47	$ 0.41

(1) Results of operations for this period include an $811.0 million impairment of goodwill and long-lived asset charge (see Note C - Goodwill and Long-Lived Assets), a $30.4 million restructuring charge (see Note B - Restructuring Charges) and $15.6 million of accelerated tradename amortization related to rebranding the Company's business in Australia.

(2) Results of operations for this period include a $176.6 million restructuring charge (see Note B - Restructuring Charges), $4.5 million of accelerated tradename amortization related to rebranding the Company's business in Australia, a $57.0 million loss on early extinguishment of debt, and a $26.2 million charge related to the termination of the Company's joint venture arrangement in India.

(3) Results of operation for this period include a $20.8 million tax benefit related to a refund due to Corporate Express from the Italian government that was previously deemed uncollectible, which was recorded as a discrete item.

(4) The Company's fourth quarter of fiscal 2012 includes 14 weeks of operating results, while all other quarterly periods presented include 13 weeks.

(5) The sum of the quarterly earnings per common share may not tie to the year-to-date earnings per common share due to rounding.

(9) Item 15(a)2

Staples, Inc.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying account information related to operations is as follows (in thousands):

Accounts Receivable Allowance for Doubtful Accounts

	Balance at Beginning of Period	Additions Charged to Expense	Deductions— Write-offs, Payments and Other Adjustments (1)	Balance at End of Period
Fiscal year ended:				
January 29, 2011	$ 63,024	$ 20,679	$ 28,355	$ 55,348
January 28, 2012	55,348	23,622	33,008	45,962
February 2, 2013	45,962	34,167	46,584	33,545

(1) Amount for 2012 includes $14.7 million relating to the Company's European Printing Systems Division business which was reclassified to Current assets of discontinued operations in 2012.

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EXHIBIT INDEX

Exhibit No.	Description
1.1^	Underwriting Agreement, dated as of January 7, 2013. Filed as Exhibit 1.1 to the Company's Form 8-K filed on January 8, 2013.
3.1^	Restated Certificate of Incorporation, dated as of September 29, 2008. Filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended November 1, 2008.
3.2^	Amendment to Restated Certificate of Incorporation, dated June 4, 2012. Filed as Exhibit 3.1 to the Company's Form 8-K filed on June 8, 2012.
3.3^	Amended and Restated By-laws of the Company, dated June 4, 2012. Filed as Exhibit 3.2 to the Company's Form 8-K filed on June 8, 2012.
4.1^	Indenture, dated January 15, 2009, for the 9.75% Senior Notes due 2014, by and among the Company and HSBC Bank USA, National Association. Filed as Exhibit 4.1 to the Company's Form 8-K filed on January 21, 2009.
4.2^	Form of 9.75% Senior Note due 2014. Filed as Exhibit 4.2 to the Company's Form 8-K filed on January 21, 2009.
4.3^	Form of 2.750% Senior Note due 2018. Filed as Exhibit 4.1 to the Company's Form 8-K filed on January 13, 2013.
4.4^	Form of 4.375% Senior Note due 2023. Filed as Exhibit 4.2 to the Company's Form 8-K filed on January 13, 2013.
10.1^	Credit Agreement, dated November 4, 2010, by and among Staples, Inc., the lenders named therein, Bank of America, N.A., as Administrative Agent, Barclays Capital and HSBC Bank USA, National Association, as Co-Syndication Agents, and Wells Fargo Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Documentation Agents, with Merrill Lynch, Pierce Fenner & Smith Incorporated, Barclays Capital and HSBC Securities (USA) Inc. having acted as joint lead arrangers and joint bookrunners (including schedules and exhibits). Filed as Exhibit 10.1 to the Company's Form 8-K filed on November 4, 2010.
10.2^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company, and Banc of America Securities LLC. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended August 2, 2008.
10.3^	Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company and Lehman Brothers Inc. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended August 2, 2008.
10.4^	Letter, dated as of September 29, 2008, assigning Lehman Brothers Inc. interests to Barclays Capital Inc., for the Amended and Restated Commercial Paper Dealer Agreement, dated as of August 6, 2008, among the Company and Lehman Brothers Inc. Filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 1, 2008.
10.5^	Commercial Paper Dealer Agreement, dated as of September 19, 2008, among the Company, JP Morgan Securities Inc. Filed as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended November 1, 2008.
10.6*^	Amended and Restated 2004 Stock Incentive Plan, as amended. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended October 30, 2010.
10.7*^	Form of Non-Employee Director Restricted Stock Award Agreement (Initial Grant) under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended January 31, 2009.
10.8*^	Form of Non-Employee Director Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 30, 2011.

Exhibit No.	Description
10.8*^	Form of Non-Employee Director Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 30, 2011.
10.9*^	Form of Non-Employee Director Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended April 30, 2011.
10.10*^	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended April 30, 2011.
10.11*^	Form of Restricted Stock Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 1, 2010.
10.12*^	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended May 1, 2010.
10.13*^	Form of Special Performance Share Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended July 31, 2010.
10.14*^	Form of Performance Share Award Agreement under the Amended and Restated 2004 Stock Incentive Plan. Filed as Exhibit 10.3 to the Company's Form 8-K filed on June 10, 2009.
10.15*^	Amended and Restated 1992 Equity Incentive Plan, as amended. Filed as Exhibit 10.21 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.16*^	Amended and Restated 1990 Director Stock Option Plan, as amended. Filed as Exhibit 10.22 to the Company's Form 10-K for the fiscal year ended February 2, 2008.
10.17*^	1997 United Kingdom Company Share Option Scheme. Filed as Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended January 31, 1998.
10.18*^	1997 UK Savings Related Share Option Scheme. Filed as Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended February 1, 2003.
10.19*^	Amended and Restated 1998 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.1 to the Company's Form 8-K filed on June 10, 2009.
10.20*^	Amended and Restated International Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.2 to the Company's Form 8-K filed on June 10, 2009.
10.21*^	2012 Employee Stock Purchase Plan. Filed as Exhibit 10.23 to the Company's Form 10-K for the fiscal year ended January 28, 2012.
10.22*^	Non-Management Director Compensation Summary. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended April 30, 2011.
10.23+	Form of Severance Benefits Agreement signed by executive officers of the Company, filed herewith.
10.24*^	Amended and Restated Long Term Cash Incentive Plan. Filed as Exhibit 10.1 to the Company's Form 8-K filed on June 8, 2012.
10.25*^	Amended and Restated Executive Officer Incentive Plan. Filed as Exhibit 10.2 to the Company's Form 8-K filed on June 8, 2012.
10.26*^	2012 Employee Stock Purchase Plan. Filed as Exhibit 10.3 to the Company's Form 8-K filed on June 8, 2012.
10.27+	Form of Non-Compete and Non-Solicitation Agreement.
10.28+	Form of Proprietary and Confidential Information Agreement.
10.29*^	Form of Indemnification Agreement signed by executive officers and directors of the Company. Filed as Exhibit 10.34 to the Company's Form 10-K for the fiscal year ended January 31, 2009.
10.30*^	Form of Outside Directorship Agreement. Filed as Exhibit 10.32 to the Company's Form 10-K for the fiscal year ended January 28, 2012.
10.31*^	Offer Letter, dated as of July 30, 2003, by and between the Company and Michael A. Miles. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended on November 1, 2003.

Exhibit No.	Description
10.32*^	Second Amended and Restated Severance Benefits Agreement, dated March 10, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended April 29, 2006.
10.33*^	Amendment, dated December 22, 2008, to Second Amended and Restated Severance Benefits Agreement, dated March 13, 2006, by and between the Company and Ronald L. Sargent. Filed as Exhibit 10.37 to the Company's Form 10-K for the fiscal year ended January 31, 2009.
10.34*^	Long Term Care Insurance Plan Summary. Filed as Exhibit 10.39 to the Company's Form 10-K for the fiscal year ended January 29, 2011.
10.35*^	Survivor Benefit Plan. Filed as Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended on January 29, 2005.
10.36*^	Executive Life Insurance Plans Summary of Provisions. Filed as Exhibit 10.42 to the Company's Form 10-K for the fiscal year ended January 28, 2012.
10.37*^	Amended and Restated Supplemental Executive Retirement Plan. Filed as Exhibit 10.2 to the Company's Form 8-K filed on June 11, 2010.
10.38*^	Policy on Personal Use of Corporate Aircraft. Filed as Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended January 29, 2005.
10.39*^	Senior Executive Long Term Disability Supplemental Coverage Reimbursement Policy. Filed as Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended January 28, 2012.
10.40*^	Tax Services Reimbursement. Filed as Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended January 29, 2011.
10.41*^	Memorandum of Understanding, dated July 6, 2012, by and between the Company and John J. Mahoney. Filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended July 28, 2012.
10.42*+	Separation Letter Agreement, dated January 18, 2013, by and between the Company and Michael Miles, filed herewith.
10.43*+	Transition Agreement, dated January 2, 2013, by and between the Company and Michael Miles, filed herewith.
12.1+	Ratio of Earnings to Fixed Charges.
14.1^	Code of Ethics. Filed as Exhibit 14.1 to the Company's 10-K for the fiscal year ended on January 29, 2011.
21.1+	Subsidiaries of the Company.
23.1+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1+	Principal Executive Officer-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Principal Financial Officer-Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Principal Executive Officer-Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2++	Principal Financial Officer-Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS+	XBRL Instance Document.
101.SCH+	XBRL Taxonomy Extension Schema Document.
101.CAL+	XBRL Taxonomy Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Definition Linkbase Document.
101.LAB+	XBRL Taxonomy Label Linkbase Document.
101.PRE+	XBRL Taxonomy Presentation Linkbase Document.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of Form 10-K.

** Portions of the exhibit have been omitted pursuant to a grant of confidential treatment.

^ An exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Unless otherwise indicated, such exhibit was filed under Commission File Number 0-17586.

+ Filed herewith.

++ Furnished herewith.

Exhibit 31.1

Principal Executive Officer Certification

I, Ronald L. Sargent, certify that:

1. I have reviewed this Annual Report on Form 10-K of Staples, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2013

/s/ Ronald L. Sargent
Ronald L. Sargent
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Principal Financial Officer Certification

I, Christine T. Komola, certify that:

1. I have reviewed this Annual Report on Form 10-K of Staples, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2013

/s/ Christine T. Komola

Christine T. Komola
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Principal Executive Officer Certification

In connection with the annual report on Form 10-K of Staples, Inc. (the "Company") for the period ended February 2, 2013 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), the undersigned, Ronald L. Sargent, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2013

/s/ Ronald L. Sargent

Ronald L. Sargent
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Principal Financial Officer Certification

In connection with the annual report on Form 10-K of Staples, Inc. (the "Company") for the period ended February 2, 2013 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), the undersigned, Christine T. Komola, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2013

/s/ Christine T. Komola

Christine T. Komola
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

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Corporate Information
Corporate Offices
Staples, Inc.
500 Staples Drive
Framingham, MA 01702
Telephone: 508-253-5000
Internet address: staples.com

Transfer Agent and Registrar
Computershare is the Transfer Agent and Registrar for the Staples, Inc. common stock and maintains stockholder accounting records. Please contact the Transfer Agent directly concerning changes in address, name or ownership, lost certificates and consolidation of multiple accounts. When corresponding with the Transfer Agent, stockholders should reference the exact name(s) in which the Staples stock is registered as well as the certificate number.

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Telephone:
Domestic Shareowners: 888-875-9002
Foreign Shareowners: 201-680-6578

Hearing Impaired:
Domestic Shareowners: 800-231-5469
Foreign Shareowners: 201-680-6610

Internet Address:
computershare.com

Financial Information
To request financial documents such as this Annual Report, which contains Staples' Form 10-K for the fiscal year ended February 2, 2013, as filed with the Securities and Exchange Commission, please visit Staples' Web site, staples.com, call our toll-free investor hotline at 800-INV-SPL1 (800-468-7751), or send a written request to the attention of Investor Relations at Staples' corporate address.

Investor Relations
Investor inquiries may be directed to:
Christopher Powers,
Director, Investor Relations
Telephone: 800-468-7751
Email: investor@staples.com

General Information
Members of the media or others seeking general information about Staples should contact the Corporate Communications Department. Telephone: 508-253-8530

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Dividend
On March 6, 2013, Staples, Inc. announced that its Board of Directors had declared a quarterly cash dividend on Staples, Inc. common stock of $0.12 per share, an increase of nine percent over the previous quarterly cash dividend of $0.11 per share. On an annualized basis, the quarterly dividend is equal to $0.48 per share compared to the $0.44 per share that the Company paid in 2012. The first quarter 2013 cash dividend was paid on April 18, 2013, to shareholders of record on March 29, 2013.

Direct Stock Purchase Plan and Dividend Reinvestment
Purchase of Staples, Inc. common stock can be made through a Direct Stock Purchase Plan administered by Computershare. Dividends on Staples, Inc. common stock may be automatically invested in additional shares. Contact Computershare at 888-875-9002 for more information.

Board of Directors

Basil L. Anderson
Retired Vice Chairman,
Staples, Inc.

Arthur M. Blank
Owner and Chief Executive Officer,
Atlanta Falcons and
Lead Director, Staples, Inc.

Drew G. Faust
President,
Harvard University

Justin King
Chief Executive Officer and
Chairman of the Operating Board,
J Sainsbury plc

Carol Meyrowitz
Chief Executive Officer,
The TJX Companies, Inc.

Rowland T. Moriarty
Chairman of the Board,
CRA International, Inc.

Robert C. Nakasone
Chief Executive Officer,
NAK Enterprises, L.L.C.

Ronald L. Sargent
Chairman and Chief Executive Officer,
Staples, Inc.

Elizabeth A. Smith
Chairman and Chief Executive Officer,
Bloomin' Brands Inc.

Robert E. Sulentic
President and Chief Executive Officer,
CB Richard Ellis Group, Inc.

Vijay Vishwanath
Partner,
Bain & Company

Paul F. Walsh
Former Chairman and
Chief Executive Officer,
eFunds Corporation


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